9/2

09045256

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME EVN

PROCESSED
FEB 04 2009
THOMSON REUTERS

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03178 FISCAL YEAR 9-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 2/3/08

082-03178

This is full of fantasy!

(Are you too?)



9-30-08
AR/S

Annual Report 2007/08

Energie vernünftig nutzen

EVN

Revenue by region EURm


2,500
2,000
1,500
1,000
500
0
98.9
1,108.4
148.5
247.3
1,213.7
226.6
467.6
1,377.4
209.2
623.9
1,400.1
121.4
754.3
1,521.3
2003/04
2004/05
2005/06
2006/07
2007/08

- Central and Eastern Europe
- South-eastern Europe
- Austria

EBIT by region EURm


200
150
100
50
0
4.3
110.3
16.7
14.5
99.8
21.3
17.3
145.9
16.6
3.3
177.5
5.1
16.5
145.0
2003/04
2004/05
2005/06
2006/07
2007/08

- Central and Eastern Europe
- South-eastern Europe
- Austria

Revenue, EBITDA EURm, EBITDA margin %


2,500
2,000
1,500
1,000
500
0
55
45
35
25
15
5
-5
24.6
1,207.3
297.5
1,609.5
20.8
335.2
2,071.6
19.2
397.4
2,233.1
15.7
350.7
2,397.0
15.1
362.3
2003/04
2004/05
2005/06
2006/07
2007/08

- Revenue
- EBITDA
- EBITDA margin

Earnings, Dividend per share[1] EUR, Payout ratio %


1.5
1.2
0.9
0.6
0.3
0
55
45
35
25
15
5
-5
33.1
0.77
0.238
32.6
0.88
0.288
1.36
25.8
0.350
1.39
27.0
0.375
1.14
32.4
0.370[2]
2003/04
2004/05
2005/06
2006/07
2007/08

- Earnings per share
- Dividend per share
- Payout ratio

Equity, Net debt[3] EURm, Gearing[4] %


3,500
3,000
2,500
2,000
1,500
1,000
500
0
100
90
80
70
60
50
40
30
20
10
0
1,555.7
27.6
429.3
2,285.4
29.5
673.8
2,756.0
33.7
930.0
3,014.7
27.4
825.3
3,208.5
35.3
1,131.3
2003/04
2004/05
2005/06
2006/07
2007/08

- Equity
- Net debt
- Gearing

Cash flow and investments EURm


400
300
200
100
0
242.6
168.8
267.1
192.6
399.7
251.5
342.8
277.7
415.6
382.6
2003/04
2004/05
2005/06
2006/07
2007/08

- Cash flow from operating activities
- Investments

Operating ROCE[5] and WACC[6] %


12
10
8
6
4
2
0
8.0
5.3
9.4
6.0
10.8
6.5
9.0
6.5
8.7
6.5
2003/04
2004/05
2005/06
2006/07
2007/08

- Operating ROCE
- Weighted Average Cost of Capital (WACC)

Employees by region


10,000
8,000
6,000
4,000
2,000
0
283
2,325
243
4,049
2,362
314
7,353
2,306
327
6,843
2,365
314
6,560
2,468
2003/04
2004/05
2005/06
2006/07
2007/08

- Central and Eastern Europe
- South-eastern Europe
- Austria

1) The previous years' figures have been adapted in accordance with the stock split in a ratio of 1:4 carried out effective April 17, 2008.
2) Proposal to the Annual General Meeting
3) Balance from interest-bearing asset and liability items (issues and liabilities to credit institutes less loans, securities and liquid funds)
4) Ratio of net debt to equity
5) Return on Capital Employed (ROCE) – This ratio shows the return on the capital utilised within the company. For the calculation of this parameter net profit for the period and interest expenses less tax effects are compared with average capital employed. In order to consistently show the development of the value contribution, operating ROCE (OpROCE) is adjusted for impairments, one-off effects and the market value of Verbund shareholding.
6) Weighted Average Cost of Capital (WACC) – This parameter consists of debt and equity capital costs, weighted according to their share in total capital. The actual, average credit interest – adjusted for tax effects – is used as debt capital costs, while the return on a risk-free investment plus a risk markup, which is individually calculated for every company.

Key figures

		2007/08	2006/07	Change in %	2005/06	2004/05	2003/04
Sales volumes							
Electricity generation	GWh	4,022	3,451	16.5	4,556	4,484	4,240
Electricity sales volumes to end customers	GWh	19,372	18,043	7.4	15,641	11,342	6,164
Gas sales volumes to end customers	GWh	6,759	5,603	20.6	7,580	7,035	7,319
Heating sales volumes to end customers	GWh	1,362	911	49.5	1,067	1,033	967
Consolidated Income Statement							
Revenue	EURm	2,397.0	2,233.1	7.3	2,071.6	1,609.5	1,207.3
EBITDA	EURm	362.3	350.7	3.3	397.4	335.2	297.6
EBITDA margin[1]	%	15.1	15.7	–0.6	19.2	20.8	24.6
Results from operating activities (EBIT)	EURm	166.6	197.3	–15.6	184.4	131.0	114.6
EBIT margin[1]	%	7.0	8.8	–1.8	8.9	8.1	9.5
Profit before income tax	EURm	235.5	287.4	–18.1	304.9	186.2	135.9
Group net profit	EURm	186.9	227.0	–17.7	221.9	144.4	117.4
Consolidated Balance Sheet							
Balance sheet total	EURm	6,636.3	6,261.9	6.0	5,845.8	4,739.6	3,732.0
Equity	EURm	3,208.5	3,014.7	6.4	2,756.0	2,285.4	1,555.7
Equity ratio[1]	%	48.3	48.1	0.2	47.1	48.2	41.7
Net debt	EURm	1,131.3	825.3	37.1	930.0	673.8	429.3
Gearing[1]	%	35.3	27.4	7.9	33.7	29.5	27.6
Return on equity (ROE)[1]	%	7.4	9.0	–1.6	10.6	8.2	8.7
Return on capital employed (ROCE)[1]	%	6.3	7.1	–0.8	7.9	6.2	6.2
Consolidated Cash Flow and Investments							
Net cash flow from operating activities	EURm	382.6	342.8	11.6	399.7	267.1	242.6
Investments[2]	EURm	415.6	277.7	49.7	251.5	192.6	168.8
Net Debt Coverage (FFO)[1]	%	41.3	50.7	–9.4	49.1	44.5	67.0
Interest Cover (FFO)	x	5.5	5.5	–	8.1	6.1	6.4
Employees							
Number of employees	Ø	9,342	9,535	–2.0	9,973	6,654	2,608
thereof Austria	Ø	2,468	2,365	4.3	2,306	2,362	2,325
thereof abroad	Ø	6,874	7,170	–4.1	7,667	4,292	283
Value added							
Net operating profit after tax (NOPAT)	EURm	280.9	275.2	2.1	298.2	230.5	171.1
Capital employed[3]	EURm	3,219.7	3,041.2	5.9	2,760.4	2,461.0	2,135.5
Operating ROCE[1]	%	8.7	9.0	–0.3	10.8	9.4	8.0
Weighted average cost of capital (WACC)[1]	%	6.5	6.5	–	6.5	6.0	5.3
Economic value added (EVA®)[4]	EURm	71.7	77.5	–7.6	118.8	82.9	57.9
Share							
Earnings[5]	EUR	1.14	1.39	–17.7	1.36	0.88	0.77
Dividend[5]	EUR	0.370[6]	0.375	–1.3	0.350	0.288	0.238
Payout ratio[1]	%	32.4	27.0	5.4	25.8	32.6	33.1
Dividend yield[1]	%	2.5	1.7	0.8	1.7	1.5	2.3
Share performance[5]							
Share price at the end of September[5]	EUR	14.99	22.63	–33.7	20.90	18.75	10.38
Highest price[5]	EUR	23.38	23.87	–2.1	24.75	19.63	11.84
Lowest price[5]	EUR	14.39	20.38	–29.4	16.30	10.23	9.03
Market capitalisation	EURm	2,451.3	3,699.8	–33.7	3,416.9	3,066.1	1,696.6
Credit Rating							
Moody's		A1, stable	A1, stable		A1, stable	Aa3, stable	Aa3, negative
Standard & Poor's		A, negative	A, stable		A, stable	A+, stable	A+, stable

1) Changes reported in percentage points
2) In intangible assets and property, plant and equipment
3) Average adjusted capital employed
4) As defined by Stern Stewart & Co.
5) The previous years' figures have been adapted in accordance with the stock split in a ratio of 1:4 carried out effective April 17, 2008.
6) Proposal to the Annual General Meeting

What about your own fantasy?

Is it dozing off in your unconscious, or does it help you to gain new insights? Take your turn trying out our association test in this annual report, to find out how vibrant your fantasy really is. Even die-hard realists know one thing: whoever views things without having any fantasy simply notices too little.

Even if EVN does make its decisions based on facts, it proves its capacity for fantasy on a day-to-day basis. As a reliable and competent partner of its customers. In the development of energy concepts. With forward-looking investments and implementing projects in the Energy and Environmental Services segments in 18 European countries. And last but not least through attractive strategic investments. This is the way fantasy turns into profitable reality.

Test picture Nr. 1



Does this picture make you hungry, because, like 43% of all observers, it makes you think about a big portion of Viennese Schnitzel? Or do you recognise a kissing discus fish couple?



EVN does not have a hard time forming a clear picture of Lower Austria.
It anyway supplies 801,000 customers in its domestic market with electricity and 287,000 with gas. EVN provides 39,000 Lower Austrian customers with district heat, and 481,500 with drinking water. This customer base ensures a stable cash flow and the basis for future growth in Austria and abroad.

Test picture Nr. 2



Do you agree with 34% of the people who see a Fata Morgana floating in the desert? 28% identified a helicopter performing extreme aerobatic manoeuvres. Or is this really a training device for advanced students?



For EVN this picture depicts the power plant in Duisburg-Walsum, Germany – a next generation hard coal fired power station. EVN and its project partner are investing a total of EUR 800m to increase power generating capacity and reduce the dependency on the energy market. In the 2007/08 financial year, EVN already achieved a coverage ratio of 60.9% in Lower Austria, 20.8% for the entire EVN Group. In the medium-term, EVN is striving for an overall 40%–60% coverage ratio.

Test picture Nr. 3



45% of all observers say: Attack of the Killer Mosquitoes! 10% have the opinion that it is a tousled dandelion shortly before it is blown away. Or do you belong to the 23% who look ahead to the future and seem to see high-speed swallows – with three wings?



With a touch of fantasy, EVN presents a technology with considerable potential: wind turbines. The seven wind parks operated by EVN include 63 wind power generating facilities with a total power-generating capacity of 240 GWh. In this way, 70,000 households can be supplied with eco-electricity – an important pillar towards achieving the goal of generating one third of power consumption from renewable energy sources by the year 2010.

Test picture Nr. 4



Do you agree with the 68% majority who claim they can identify a cosy puddle rolling over? 15% of the people consider this picture to represent a dishevelled turkey feeding. In contrast, mythologically interested test persons recognised a small fat unicorn with turbo drive.



EVN sees a region with growth potential. In recent years, the company has successfully positioned itself as an energy supplier in Bulgaria and Macedonia. Investments in the network infrastructure and the planned development of own power generating capacities such as the hydroelectric power plant projects being pursued in Albania, will help to fulfill the growing energy requirements of the future.

Test picture Nr. 5



Consumer electronics fans believe they spotted the hot sound emanating from a hi-fi system. Sports enthusiasts perceive a football stadium (which causes some of the Austrian observers to become depressed). IT addicts painfully recall the smoking hard disk drive during their last computer crash.



For EVN, projects such as the Tulln wastewater purification plant represent a second footfold in the Environmental Services segment. EVN is involved in the field of wastewater treatment in 15 Central and Eastern European countries, and operates large-scale projects such as a water treatment facility in Moscow and a wastewater purification facility in Cyprus. Accordingly, EVN is focusing on diversification and future-oriented undertakings.

Test picture Nr. 6



Have you discovered fallen Gablonz Christmas ball ornaments like 31% of the observers? How about partly bitten cookies as 25% of the respondents claim? Or Smileys which let out a resounding laugh, which a creative group of 12% seem to see?



EVN sees pies. What is meant are pies which stand for corporate shareholdings (a piece of the pie). EVN has attractive strategic investments, with a 12.8% stake in Verbundgesellschaft, a majority shareholding of 50.03% in RAG and 72.3% of Burgenland Holding AG. These investments strengthen the balance sheet structure and thus the shareholder value of EVN.

No matter what
you see:
the EVN share
is full of fantasy.





Highlights 2007/08

Revenue +7.3% (EUR 2,397.0m)
EBITDA +3.3% (EUR 362.3m)
EBIT –15.6% (EUR 166.6m)
Group net profit –17.7% (EUR 186.9m)
Earnings per share –17.7% (EUR 1.14)[1]
Dividend per share EUR 0.37[1,2]

- Group net profit significantly below the level of the previous year
- Weather-related increase in Energy segment sales volumes and revenues, revenue decline in the Environmental Services segment
- Majority shareholding in Rohöl-Aufsuchungs AG
- Initial consolidation of Bulgaria's second largest district heating plant in Plovdiv
- Negotiations well advanced to obtain a concession to build three hydroelectric plants on the Devoll River in Albania
- Acquisition of a 49% stake in the Sankt Pölten district heating company Fernwärme St. Pölten GmbH
- Significant progress in the construction of the Duisburg-Walsum hard coal fired power plant
- Market entry in Montenegro by the Environmental Services segment
- Capital increase from non-appropriated reserves and stock split in a ratio of 1:4 effective April 17, 2008
- Start of a share buyback programme as of July 24, 2008
- Dividends at a constant level

1) Adapted in accordance with the stock split in a ratio of 1:4 carried out effective April 17, 2008
2) Proposal to the Annual General Meeting

Contents

Introduction by the Executive Board

Weather-related increase in Energy segment sales volumes and revenue

Dear shareholders!

The most important news we have for you, which should not be taken for granted in such turbulent times, is that your company is doing comparatively well, all things considered. In a challenging business environment, EVN succeeded in continuing its successful growth path in the 2007/08 financial year, even if earnings could not match the level achieved in the previous year, which was shaped by positive one-off effects. The massive increase in electricity procurement costs and primary energy prices was the biggest operational challenge in the Energy segment. In the Environmental Services segment, we succeeded in acquiring several projects in Austria and abroad, which will first make a contribution to earnings in subsequent years.

Primary energy and electricity procurement prices significantly above the previous year's level

Under these conditions, total revenue rose by 7.3%, to EUR 2,397.0m in the 2007/08 financial year. Despite higher costs for electricity purchases and primary energy expenses as well as increased personnel expenses, EBITDA climbed 3.3%, to EUR 362.8m. Higher depreciation resulted in an EBIT of EUR 166.6m, a decline of 15.6% compared to the previous year. Income from investments in associates rose 7.9%, to EUR 137.0m, whereas interest and other financial results deteriorated from EUR –36.9m to EUR –68.2m, which can be partly attributed to the negative development of financial markets. On balance, the financial results declined by 23.6%, to EUR 68.9m. Profit before income tax totalled EUR 235.5m, or 18.1% below the level for 2006/07. Net profit for the period fell by 17.7%, to EUR 186.9m. In the spirit of ensuring continuity in our dividend and capital market policy, we will propose a basically unchanged dividend of EUR 0.370 per share for the 2007/08 financial year to the Annual General Meeting, despite lower earnings.

Increase and diversification of energy production

The price sensitive development of global energy markets during the year under review once again confirms the effectiveness of our strategic approach. Investments designed to increase and diversify production capacities will enable a greater degree of autonomy from procurement price fluctuations. In the medium-term, our aim is to achieve a coverage ratio of 40%–60% of total electricity sales volumes from our own power generating facilities or purchasing rights (2007/08: 20.8%). Several related investment projects were implemented in recent years or launched during the period under review. The realisation of the Energy Concept for the Lower Austrian Central Region is proceeding on schedule, focusing on the EVN site in Dürnrohr/Zwentendorf, where several projects with a total investment volume of more than EUR 200m will focus on ensuring fully integrated and efficient energy use. A detailed report on the progress being made can be found on page 39 of our Sustainability Report, which is being published at the time as this annual report.

First project in Albania in the field of renewable energy

Construction is proceeding as planned on the hard coal fired power plant in Duisburg-Walsum, Germany, which EVN is carrying out in cooperation with Evonik Steag GmbH, Germany's fifth largest electricity producer. The launch of this power station in the 2009/10 financial year will help EVN achieve a coverage ratio of 40%. Following intensive preliminary work, EVN was selected as the best bidder in January 2008 within the context of an international tender for the concession to build three peak load storage power plants on the Devoll River. Following negotiations, the approval of the Albanian Government and Parliament is pending. In addition, EVN is striving for a partnership with Verbundgesellschaft to build a hydroelectric power plant on the Drin River in Albania. Via increase of its indirect stake to 50.03% in Rohöl-Aufsuchungs AG (RAG), EVN achieved a further progress in the strategic investments in the year under review.



Expansion in the heating business

In Bulgaria and Macedonia, the investment programme designed to modernise and upgrade the network infrastructure and electricity meters of our subsidiaries continued. Moreover, the acquisition of Bulgaria's second largest district heating plant TEZ Plovdiv in December 2007 not only doubled the number of our district heating customers, but also secured our first own electricity generation and district heating facilities in the region.

A further cornerstone of our strategy is to increase the share of energy generated in Lower Austria from renewable energy sources to one-third by the year 2010. The upgrading and modernisation of small hydroelectric power stations serves this purpose, as does the promotion of biomass, wind power and photovoltaics.

New business areas in the Environmental Services segment

In the Environmental Services segment, several new projects were acquired in the 2007/08 financial year. In Poland, the EVN subsidiary WTE was awarded a contract to modernise and expand Warsaw's largest wastewater treatment plant, as well as to build a wastewater purification facility in Kielce. In Ljuberzy, located south of Moscow, WTE was contracted to build Moscow's second combined cycle heat and power plant. The first one is currently under construction at the Kurjanovo site in Moscow, and will commence operations by the end of 2008. WTE also won a contract in Moscow to finance, build and operate a drinking water facility. EVN Wasser assumed responsibility for supplying drinking water to several Lower Austrian municipalities, increasing the number of customers it directly supplies with drinking water by 10,700, to a total of 41,500 as at the end of 2007/08.

This overview of our business targets and plans is designed to present our multifaceted efforts to ensure the sustainable growth of the EVN Group. We would like to take this opportunity to express our sincere thanks and appreciation to our shareholders for their confidence in us. We also want to thank the employees of EVN for their commitment and dedication.

Burkhard Hofer
(Spokesman of the Executive Board and CEO)

Peter Layr

Herbert Pöttschacher

Business model

Corporate profile

We are a leading, international listed energy and environmental services company, with headquarters in Lower Austria, the country's largest federal province. On the basis of a state-of-the-art infrastructure, we offer our customers electricity, gas, heat, water, waste incineration and related services from a single supplier. With our portfolio of services, we safeguard and improve the quality of life of our more than three million customers in 18 countries.

In addition to our role in Austria, we have succeeded in establishing a positioning in the energy industry in Bulgaria and Macedonia. In the environmental services area we successfully operate in the fields of water supply, wastewater treatment and waste incineration through our shareholdings.

On the basis of exploiting synergies among the different business areas of EVN[1] in Austria and abroad, the focus of all business activities is the sustainable creation and increase of value for the benefit of customers, shareholders and employees. The main principles underlying EVN's business operations are ensuring the security and reliability of energy supplies, responsibly using natural resources, creating a modern and environmentally compatible infrastructure, and the consistent positioning of EVN as a provider of top quality services.

1) EVN is used to signify the EVN Group.

Operational focus

A new segment reporting structure was considered necessary to reflect the increasing diversification of the business areas of the EVN Group. Starting with the 2005/06 financial year, EVN's business operations were divided into three segments: Energy, Environmental Services and Strategic Investments and Other Business. The related development process can be summarised by considering the following aspects:

- EVN's **internationalisation** in the environmental services and energy segments overcomes the limited growth potential of the domestic market and enables the company to participate in the dynamic economic growth of Eastern and South East Europe.
- The **expansion of the Environmental Services segment** has become an integral component of EVN's growth strategy in technologically related infrastructure areas, which strengthens the company's profitability, helps to moderate the effects of seasonal fluctuations in the energy market and cushions EVN against the tendency towards declining margins in the energy sector.
- **Partnerships and joint ventures** such as EnergieAllianz or EconGas strengthen EVN's competitiveness in Austria, and also create internationally competitive business units.
- Selected **strategic investments** such as Verbundgesellschaft and RAG strengthen vertical integration, contribute to profitability, and compensate for increasing primary energy costs.

EVN at a glance – The segments

Energy

Generation business unit

Own power-generating capacity	1,829 MW
Thereof	
thermal[1]	1,466 MW
hydro[2]	233 MW
wind	120 MW
biomass	10 MW

Networks business unit

Electricity networks	
Power lines	50,180 km
Customers	801,000
Sales volumes	7,476 GWh
Gas networks	
Gas pipelines	13,250 km
Customers	287,000
Sales volumes	18,818 GWh
Other	
Cable TV customers	72,371
Telecommunications customers	39,199

Supply business unit

Electricity[3]	
Sales volumes	6,440 GWh
Gas[3]	
Sales volumes	6,759 GWh
Heating	
Heating lines	368 km
Customers	39,000
Sales volumes	1,176 GWh

South East Europe business unit

Bulgaria	
Electricity networks and supply	
Power lines	53,148 km
Customers	1,590,700
Sales volumes	7,945 GWh
Heating	
Heating lines	172 km
Customers	40,000
Sales volumes	185 GWh
Macedonia	
Electricity networks and supply	
Power lines	23,966 km
Customers	720,000
Sales volumes	4,987 GWh

Environmental Services

Water/wastewater

Austria	
Customers	481,500
Thereof directly supplied	41,500
Water pipes	1,922 km
Sales volumes	24.7 m m^3
International	

84 drinking water/wastewater projects in 14 Central and Eastern European countries

Installed capacity in thousand	10,576 EGW[4]

Waste incineration

Austria	
Facility in Zwentendorf/Dürnrohr	
Annual capacity	300,000 tonnes
International	
Facility in Moscow	
Annual capacity	360,000 tonnes

Strategic investments and Other Business

Strategic investments

Verbundgesellschaft – power production, trading and transport

Burgenland Holding AG (BEWAG/BEGAS) – regional electricity and gas supply

RAG-Beteiligungs-AG (Rohöl-Aufsuchungs AG) – oil and gas production and gas storage

Other investments

Utilitas Group – technical services

1) Incl. cogeneration and combined cycle heat and power plants in Austria and Bulgaria
2) Incl. purchasing rights from hydro power plants along the Danube River in Austria and small hydro power plants in Macedonia
3) Incl. sales volumes with customers within the framework of EnergieAllianz (pro rata)
4) Population equivalents

Geographical outreach

Lower Austria

EVN as an energy and environmental services company

In recent years, EVN has evolved from a utility company into an energy and environmental services enterprise. In the meantime, the portfolio of services offered by the EVN Group ranges from the supply of electricity, gas and heat to water supply, wastewater treatment and waste incineration. In Lower Austria, EVN serves more than one million electricity, gas and heating customers. 481,500 inhabitants are being supplied with drinking water. Furthermore, EVN operates a waste incineration plant in Dürnrohr, with a capacity of 300,000 t annually. The service portfolio is complemented by a regional TV and telecommunications infrastructure.

Central and Eastern Europe and South-eastern Europe

Electricity supply companies in Bulgaria and Macedonia

Market presence of WTE in 14 countries in Central and Eastern Europe

As a result of the acquisition of a 67.0% shareholding in each of the two South-eastern Bulgarian electricity supply companies, EVN has been providing electricity since January 2005 to a supply area, encompassing close to 1.6 million end customers and approximately one-third of Bulgaria's electricity market. In the 2007/08 financial year, EVN successfully concluded the acquisition of TEZ Plovdiv (now EVN Bulgaria Toplofikatsia EAD), Bulgaria's second largest district heating plant. In October 2007, EVN had already successfully completed the scheduled acquisition of the electricity distribution facilities of the local operating company Sunny Beach AD on the Black Sea. In April 2006, EVN penetrated the Macedonian market with its acquisition of a majority shareholding in the electricity distribution company ESM AD (now EVN Macedonia AD). EVN Macedonia AD supplies electricity to the entire Republic of Macedonia with its approximately two million inhabitants and 720,000 customer installations. The company also owns 11 hydroelectric power plants with a total capacity of 46.5 MW. Via the German WTE Group, a leading service company for drinking water and wastewater treatment services, EVN succeeded in significantly expanding upon its market position in Central and Eastern Europe. WTE has already constructed more than 80 wastewater treatment plants serving approximately 10 million people, operating projects in 14 countries. In recent years, work on a waste incineration facility in this region was also finished.


EVN presence
Energy supply
Drinking and wastewater project
Waste incineration
Power station under construction/project
Group headquarters
Regional location
Estonia
Latvia
Lithuania
Germany
Poland
Slovakia
Austria
Hungary
Slovenia
Croatia
Bulgaria
Turkey

Company orientation and success factors

Horizontal and vertical integration

EVN divides its operational activities in an energy and an environmental services segment, focusing its efforts on implementing expansion projects in these core areas. However, both segments are not isolated from each other on an operational level, but enable valuable synergies within the context of a horizontal business model, designed to promote know-how transfer within the context of project implementation, coordinated market penetration and energy procurement. Cost savings can also be realised by coordinating the timing of pipeline and transmission line construction for electricity, gas, wastewater and drinking water. In the Energy segment, EVN covers all important steps in the value added chain in Lower Austria (vertical integration). This model will be successively extended to the newly entered markets in South-eastern Europe. Initial measures to achieve this goal were carried out in the 2007/08 financial year. In the Environmental Services segment, EVN takes advantage of a joint customer base for water, wastewater and waste incineration projects.

Market environment and success factors – Energy segment

Total power generating capacity of 1,829 MW based on 71 power plants and seven wind parks

Generation business unit

EVN generates energy from thermal sources, hydroelectric power and wind. Through its own power generating facilities and purchasing rights from hydroelectric plants, EVN has a total generating capacity of 1,829 MW. EVN operates three thermal power stations in Dürnrohr, Theiß and Korneuburg, five storage and 63 run-of-river hydroelectric plants as well as 63 wind power facilities in seven wind parks. The company also sources its own electricity from the Danube power stations of Melk, Greifenstein and Freudenau. In addition, EVN has a one-third stake in the hydro power plant of Nussdorf. The development of this operative business unit depends on prices on Europe's electricity market, global primary energy costs, and expenses required for CO_2 emission certificates. A flexible and variable mix of different primary energy sources has a positive effect on margins similar to the positive impact of a sustainable increase in the efficiency of production facilities. Energy demand combined with limited power generating capacity tends to push up prices. The latest forecasts anticipate a 2.0% increase in European electricity requirements per annum. EVN is currently implementing several power plant projects and expanding its power generation from renewable energy sources in order to exploit favourable market opportunities in the future.

Ongoing modernisation and expansion of networks

Networks business unit

This business unit encompasses the operation of electricity and gas networks as well as networks for EVN's cable TV and telecommunications businesses. EVN possesses a power grid for electricity transmission and distribution with a total length of around 50,180 km of high-voltage, medium- and low-voltage lines. EVN's gas transport and distribution pipeline network has an overall length exceeding 13,250 km.

The electricity and gas networks are subject to government regulations. At the beginning of 2006 and 2008, a new multi-year incentive regulatory system was introduced for electricity and gas, respectively. The core component of this new approach is a national benchmarking system for Austria's network operators, of which EVN ranks as one of the most efficient. Its validity over a period of several years ensures a state of legal stability and continuity for network operators, even though the current system provides weak investment incentives. Due to its high share of fixed costs, the performance of the Networks business unit is highly dependent on sales volumes and, particularly in the gas segment, on weather conditions.

Supply business unit

The sourcing of electricity and gas, the trading and the sale of electricity and gas takes place within EnergieAllianz, a joint subsidiary of EVN, BEWAG, BEGAS and Wien Energie. All EVN Group gas sourcing and trading is carried out via EconGas, the joint natural gas wholesaling company of the EnergieAllianz partners operating in gas business as well as Linz AG, EGBV Beteiligung GmbH and OMV. The spinning off of these activities along the value chain to joint companies in cooperation with other partners has created competitive entities which make economies of scale possible.

Energy procurement and trading within EnergieAllianz

The heat generated by EVN and distributed to 39,000 private and commercial customers is also encompassed in the Supply business unit. The production of this heat is carried out in own district heating, local heating and cogeneration plants, the bleeding of waste heat from EVN Group's thermal power stations, and biomass. EVN is the largest supplier of heat from biomass in Austria, operating 44 biomass facilities. In the second quarter of the 2007/08 financial year, EVN acquired a 49% shareholding in the company set up by the City of Sankt Pölten to manage its district heating operations. In the third quarter 2007/08, the heating operations of the EVN Group were spun off retroactively to October 1, 2007 and integrated into the newly-established company EVN Wärme GmbH.

Biggest producer of biomass generated heat in Austria

The profitability of the Supply business unit is chiefly related to energy sales volumes and global primary energy prices. In the heating business, sales prices for all products are index-based, with almost all contracts linking heating prices to index values based on publicly collected data. Electricity and gas sourcing within EnergieAllianz is based on an active hedging strategy. Moreover, in the electricity segment, the natural form of hedging is EVN's own power generating capacity. The coverage ratio, or the ratio of own power generation and sales volumes, amounted to 60.9% in 2007/08, slightly higher than the level of the previous year (55.9%). On a Group-level, the coverage ratio only amounts to 20.8% (previous year: 19.1%), due to the integration of the new subsidiaries in Bulgaria and Macedonia. This is related to the fact that EVN only has very limited power generating capacity in these markets.

High level of dependence on primary energy prices

60.9% coverage ratio in Austria, 20.8% in the EVN Group

South East Europe business unit

This business unit primarily encompasses the Bulgarian electricity network operator EVN EP AD, electricity distributor EVN EC AD and the Macedonian national electricity distribution company EVN Macedonia AD. Disproportionately high economic growth is expected in South East Europe compared to the rest of the continent, accompanied by a continual increase in energy demand. The Bulgarian electricity market was liberalised in July 2007, nevertheless a competitive business environment has not yet emerged. The Macedonian electricity sector is largely regulated by the government. In both countries, a significant increase in prices is expected on a medium-term basis, due to the growing gap between current production capabilities and electricity demand.

Impact of increasing sales volumes limited by price levels and regulatory measures

Market environment and success factors – Environmental Services segment

In the Environmental Services segment encompassing the water, wastewater treatment and waste incineration activities of the EVN Group, EVN has successfully positioned itself in niche markets and has gained a reputation as a competent partner for comprehensive solutions. In addition to the regional supply of drinking water in Lower Austria (EVN Wasser), the WTE Group is responsible for implementing national and international projects in the fields of drinking water and wastewater treatment. The waste incineration business mainly consists of AVN's waste incineration facility in Dürnrohr, Lower Austria, and comparable international projects. Contract orders are shaped by the continuous rise in demand in Central and Eastern Europe, but are also dependent on financing provided by public institutions such as municipalities and local

Continuous growth in demand for water, wastewater and waste incineration services

communities. The expansion of EVN's Environmental Services business generally counteracts the seasonal nature of the energy sector. However, the implementation of large-scale projects can lead to fluctuations in earnings, depending on progress in construction work. Thanks to long-term operating contracts, full waste incineration and drinking supply capacity utilisation will continue to generate a stable cash flow in this segment. In the 2007/08 financial year, the Environmental Services segment contributed 7.7% of total EVN Group revenue (previous year: 12.3%), and 15.2% of its EBIT (previous year: 19.3%).

Increase in number of customers directly supplied with drinking water to 41,500

Drinking water supply in Lower Austria

EVN succeeded in expanding its portfolio of public services in 2001 due to the takeover of Lower Austria's regional water supply, and thus strengthening its positioning as a multi-service utility. At the end of the 2007/08 financial year, EVN supplied drinking water to 620 cadastral municipalities with more than 481,500 inhabitants (approximately one-third of Lower Austria's total population). Drinking water is usually supplied indirectly via deliveries to municipalities and local communities. During the period under review, EVN increased the number of end customers directly supplied with water to 41,500 inhabitants, up from the previous year's level of 30,800 people.

General contractor, ongoing operation of facilities and BOOT

International drinking water and wastewater treatment

Via the WTE Group, EVN plans, builds, finances and operates municipal and industrial water and wastewater installations in Europe. The scope of services depends on customer requirements, and ranges from WTE serving as a general contractor and ongoing facility operation to the BOOT model (Build, Own, Operate, Transfer). Within the context of the BOOT model, construction usually lasts for a period of two to three years, whereas operational responsibility is for a considerably longer period of time. The particular facility remains in the hands of the project company established to implement the project, and is later handed over to the contracting party. For example, the drinking water facility in Moscow will be operated by WTE's project companies until the year 2016.

Environmentally compatible "waste to energy"

Waste incineration

EVN operates a waste incineration installation in Dürnrohr, Lower Austria through its subsidiary AVN. As the Dürnrohr plant is being operated at full capacity throughout the entire year, the decision was made to expand the facility by adding a third waste incineration line. Furthermore, the company is actively involved in international projects, offering the competitive advantage of the BOOT model. In the field of waste incineration, Dürnrohr operates in accordance with the "waste to energy" principle. The steam generated by the waste incineration process is transported to power plants and district heating networks, and thus integrated into the electricity and heat generating processes. The successful completion of the waste incineration plant in Moscow was a significant milestone in the international business.

Strategic Investments and Other Business segment

In addition to strategically important investments, this segment encompasses other investments which are not directly allocated to the other two operative segments. EVN's strategic investments include its shareholding in Verbundgesellschaft, BEWAG and BEGAS (held indirectly via the fully consolidated Burgenland Holding AG), as well as EVN's stake in Rohöl-Aufsuchungs AG (held indirectly via the fully consolidated RAG-Beteiligungs-AG as well as the at equity consolidated EESU Holding GmbH).

Verbundgesellschaft

The listed company Verbundgesellschaft is Austria's leading producer of electricity, and operator of the country's supra-regional, high-voltage network. Verbundgesellschaft operates 116 own power plants and purchasing rights to third party power stations, with a bottleneck capacity of 8,407 MW and an average output of 24,715 GWh. In 2007, 86% of the electricity generated by the company was derived from renewable energy sources. In recent years, EVN has massively invested in the expansion of its electricity production capacities in Italy, France and Turkey. EVN has a 12.8% interest in Verbundgesellschaft. This investment is reported as other financial assets in the balance sheet and classified as "available for sale" in accordance with IAS 39. The dividends paid to EVN are reported under financial results, whereas changes in value are reported as equity of the EVN Group without recognition to profit or loss.

12.8% stake in Austria's largest electricity producer

Rohöl-Aufsuchungs AG (RAG)

RAG is Austria's second largest oil and gas producer, with a share of about 10% and 30% respectively of Austria's total oil and gas production. 60% of the area in which it carries out exploration work is in Austria, the rest in Bavaria. In addition to gas trading, another important business area for RAG is the storage of natural gas. At present, the existing natural gas storage capacity in Haidach, Upper Austria is being massively expanded in cooperation with the German company WINGAS, a joint venture of the BASF subsidiary Wintershall, and the Russian companies Gazprom and Gazprom Export. The first expansion phase has been in operation since July 2007. Following completion of the second expansion phase in 2011, this storage area will be able to hold up to 2.4bn m³ of natural gas, about one quarter of Austria's total annual requirements, creating the second largest natural gas storage facility in Central Europe.

50.03% shareholding in Austria's second-largest oil and gas producer

Through its 50.05% stake in RAG-Beteiligungs-AG, EVN has a 37.5% share in RAG indirectly. RAG-Beteiligungs-AG is fully consolidated in the financial statements of the EVN Group. In the first quarter of 2007/08, EVN acquired 25.0% of RAG through EESU Holding GmbH, a company consolidated at equity in which EVN has a 49.95% shareholding. As a result, EVN has a 50.03% stake and thus indirectly owns a majority shareholding in RAG. EVN will continue to consolidate the company at equity, due to a contractual stipulation which does not permit EVN to exert a controlling influence on the company. Following the increase in EVN's stake, 87.5% of the proportional earnings of RAG are reported in the results from operating activities of associates included in the consolidated income statement of the EVN Group as the income from companies included at equity. 49.95% of the proportional earnings of RAG-Beteiligungs-AG are assigned to minority interest.

BEWAG and BEGAS

At the balance sheet date, EVN had a 72.3% stake in Burgenland Holding AG, listed on the Vienna Stock Exchange, which in turn owns 49.0% each of the shares in Burgenländische Elektrizitätswirtschafts-AG (BEWAG) and Burgenländische Erdgasversorgungs-AG (BEGAS). BEWAG supplies about 145,000 customers in Burgenland with electricity, and has emerged as the largest Austrian producer of wind-generated power and green electricity, operating 10 wind parks with 138 wind power generating facilities and a total capacity of 241 MW. At present, projects in different development stages in the Czech Republic, Croatia, Hungary, Poland, Italy, Slovakia, Romania and Bulgaria are being evaluated or implemented via the subsidiaries of the two firms. BEWAG and BEGAS are consolidated at equity in the consolidated financial statements of the EVN Group. At present, 49.0% of the proportional earnings of BEWAG and BEGAS are reported in the results from operating activities of associates included in the consolidated income statement of the EVN Group as the income from companies included at equity. 27.7% of the earnings are assigned to minority interest.

72.3% shareholding in Burgenland Holding AG

Other Business investments

The consolidation range of companies reported as Other Business investments primarily relates to operations in the fields of internal facility management and consulting & engineering services on behalf of the EVN Group encompassed in the Utilitas Group, which also coordinates intra-Group services.

Corporate strategy

Primary objectives

Orientation of business operations to the principles of profitability and sustainability

The strategic goal of EVN, in its capacity as an independent, listed energy and environmental services provider coordinating business operations from its headquarters in Lower Austria, is to achieve a strong market position in selected Central and Eastern European markets, and to maintain this leadership on a long-term basis. EVN sees itself as a reliable partner to its customers, providing high quality services at competitive prices. These high standards of quality are made possible by dedicated employees, who are offered career advancement opportunities, fair salary levels and attractive working conditions. On the basis of these goals, EVN is committed to implement a sustainability-oriented corporate management, convinced that the targeted, ongoing enhancement of shareholder value can only be achieved by integrating all relevant stakeholder groups. Supported by active, transparent communications, this sustained increase in value is designed to lead to a corresponding increase in the price of the EVN share, which, combined with an attractive dividend policy, will ensure a suitable return on the capital invested.

Strategic projects and goals up to 2010

During the 2007/08 financial year, the EVN Group defined its strategic priorities and goals up until the year 2010, working in close collaboration with the Supervisory Board. The four cornerstones of this strategy will be presented below. EVN's strategy to counteract and manage the resulting risks is explained in the Management Report starting on page 55.

1. Two-pillar strategy – Energy and environmental services

Extension of geographical outreach

In the 1990s, the EVN Group initiated an operational diversification drive, successively expanding its historical core business activities in the Energy segment to encompass environmental services such as waste incineration, supplying drinking water and wastewater treatment. Since the 2005/06 financial year, this development has been reflected in its financial reporting due to the classification of business operations in two segments, the Energy segment and the Environmental Services segment. Whereas the Energy segment focuses on Lower Austria and the South-eastern European markets of Bulgaria and Macedonia, the geographical outreach of EVN's environmental services not only encompasses Austria but has expanded to include Central and Eastern Europe. In the 2007/08 financial year, EVN further extended its geographical presence in several different ways: the Environmental Services segment completed a project in Montenegro.

2. Organic and external growth with a focus on Central and Eastern Europe

With the exception of an ongoing rise in demand, the growth potential of EVN in the Lower Austrian energy segment is limited. This premise applies chiefly to the electricity business, whereas organic growth can be achieved in the gas and heating segments by expanding network and production capabilities. During the period under review, the go-ahead was given for EVN to move ahead with two large projects. On the basis of long-term planning for the years 2008–2012 approved by the Energy Control Commission for the Eastern control area and looking ahead to the gas year 2030, EVN has been given the go-ahead to construct two natural gas transmission pipelines with a length of 120 km and 147 km respectively, and thus ensure the long-term, demand-oriented safeguarding of the region's natural gas supplies.

Following the successful entry into the Bulgarian and Macedonian energy markets, EVN's priority is to optimally exploit the potential of these markets resulting from the enormous economic catching up process of this region. Whereas the growth potential in Lower Austria is limited to about 1% annually, the

Foundation for future growth in Bulgaria and Macedonia

markets in South East Europe expect a 3%–5% annual increase in electricity demand. To ensure a secure energy supply for its approximately 2.3 million customers in Bulgaria and Macedonia in the medium-term on its own, EVN plans to successively build up its own power generating capabilities in these markets. EVN took several important steps in this direction, with the modernisation of 11 small-sized hydroelectric power plants in Macedonia and the acquisition of the Bulgaria's second largest district heating company EVN Bulgaria Toplofikatsia EAD in Plovdiv (five heat generation facilities with 1,259 MW of thermal capacity and 85 MW electrical capacity). EVN plans to expand electricity and heat generating capacity in Plovdiv. Moreover, in October 2007, EVN acquired the electricity distribution facilities of the local operating company Sunny Beach AD located on the Black Sea from EVN Bulgaria EP AD, fulfilling the stipulations of the original privatisation agreement.

Further expansion opportunities in South East Europe under evaluation

EVN is also intensively examining the feasibility of expanding its power generation from renewable energy sources (wind, hydroelectric power and solar energy) in EVN's supply area in South East Europe, but also in neighbouring markets. Due to the low starting point, EVN's targets represent a major challenge for these countries. More information on the proposed increase of electricity production capacities abroad can be found on page 15.

3. Strong financials, transparency and a strong dividend-oriented capital market policy

Stable and sound balance sheet structure

EVN has been listed on the Vienna Stock Exchange since 1989, and has proven to be an attractive and stable investment despite the limited number of shares (about 14%) in free float. To improve the liquidity and attractiveness of the EVN share, EVN carried out a capital increase during the year under review by converting a proportion of the non-appropriated capital reserves, as well a stock split in a ratio of 4 for 1. Due to capital market developments and the ensuing share price decline, a share buyback programme approved by the annual general meeting was initiated in July 2008 as a means of stimulating demand. The share repurchases are limited to one million shares, or 0.612% of the share capital, in order to avoid further reducing the liquidity of the EVN share. Since the IPO of EVN, the total shareholder return has amounted to 10.4% per annum. In the 2007/08 financial year, the EVN share performed better than the ATX and ATX Prime indices, which registered a loss of 38.9% and 42.4% respectively, but nevertheless its value also fell by 33.7%.

Growth investments and a dividend payout ratio of 32.4%

An equity ratio of at least 40% together with the excellent assessment of external rating agencies are designed to provide the basis for optimal financing structures and costs. The long-term credit rating published by Standard & Poor's as well as Moody's remains positive. EVN's goal is to maintain its "A" rating despite its ongoing expansion drive. As a growth-oriented company, EVN pursues a relatively conservative dividend policy compared to the energy sector average. A dividend of 0.370 EUR is proposed for 2007/08, which corresponds to a payout ratio of 32.4%. This policy aims to achieve a balance between growth investments in the sustainable development of the company and continually increasing dividends for shareholders, an approach which can be maintained even in the light of a temporary decline in earnings. A pro-active, regular and transparent dialogue with all capital market participants is carried out (see page 35 Investor relations) in order to convey a realistic impression of EVN to shareholders and analysts, and thus enable a fair evaluation of the company on the part of all capital market participants.

4. Sustainable corporate management

Economic, ecological and social responsibility

The overriding objective of all EVN activities is to assume long-term responsibility towards future generations. In economic terms, the goal is to operate in the best interests of shareholders and customers. The ecological focus of EVN's business activities is its multifaceted efforts to make an active contribution to climate protection, which includes the expansion of renewable energy sources and improved energy efficiency. The third dimension is taking the needs of employees and those of society in general into consideration. The Sustainability Report 2007/08, published together with this annual report, provides detailed information on these issues.

Energy segment

Challenges and developments

In the Energy segment, EVN is primarily confronted with the following challenges and developments:

International competition and consolidation process.
Following the liberalisation of Europe's electricity and gas markets, the question of the size of the business (critical mass) has increasingly emerged as a crucial issue. The EVN Group supplies electricity to more than three million customers in Lower Austria, Bulgaria and Macedonia. EVN is also strengthening its market position within EnergieAllianz Austria, one of the leading energy service providers in Central Europe serving about 3.3 million customers.

Growing demand for energy in the face of limited power generating capacity
European energy consumption is rising by about 2% annually. In the initial years after market liberalisation, electricity companies curtailed their investments in power plants, considerably widening the gap between supply and demand. This development also applies to power grids, particularly international high-voltage networks, which will require considerable investments in the future.

Rising primary energy procurement costs
Increasing demand as well as political uncertainties in important supply regions in recent years has led, in some cases, to a massive increase in the procurement and sourcing costs for oil, gas and somewhat less for coal. Since the beginning of 2005, this trend has been strengthened by the required CO_2 emission certificates.

Implementation of the Kyoto targets and other environmental protection measures
The EU has set a target of achieving a 20% reduction in CO_2 levels by 2020 compared to 1990. The environmental obligations represent an enormous cost burden on utility companies but will stimulate them to boost their investments in renewable energy sources.

Initiatives

In its own sphere of influence, EVN is pursuing the following initiatives:

Integration of electricity, gas and heating
The vertical convergence of electricity, gas and heating, a strategy which EVN has been implementing since the middle of the 1980s, enables the company to realise significant synergies. This approach will be intensified in the future, also in regards to EVN's foreign business activities.

Vertical integration along the value chain

A balance between own power generating capacities and actual distribution volumes comprises the underlying basis for reducing the dependency on energy procurement price fluctuations and a forward-looking price calculation model for end customers. Hence the medium-term target is to generate 40%–60% of electricity sales from own power generating facilities or procurement rights (2007/08 level: 20.8%). The electricity generation mix should comprise a balance between thermal energy, hydroelectric power and renewable energy sources. EVN aims to raise its share of renewable energy sources as a proportion of total electricity generation in Lower Austria to one-third by the year 2010.

Organic growth and acquisitions

The subsidiaries in Bulgaria and Macedonia will be restructured and profitably streamlined in line with EVN's business model in Lower Austria. The restructuring process in Bulgaria has been completed for the most part, whereas it is still under way in Macedonia. Further value enhancing acquisitions are envisioned as a means of overcoming the constraints placed by limited growth opportunities in Lower Austria.

Energy concept for the Lower Austrian Central Region

Future-oriented expansion of the Dürnrohr facility

Over the next few years, EVN will implement a broad-based energy and climate protection project focusing on the power plant in Dürnrohr. It will be divided into several subprojects, with total investments amounting to over EUR 200m. Construction work on the third waste incineration line proceeded as planned in 2007/08. As a result, total waste incineration capacity will climb from 300,000 t to 500,000 t annually upon completion in the year 2009. In April 2008, EVN put a biomass pilot plant with a thermal capacity of 3 MW into operation. It is testing the viability of applying biogas as an alternative source of energy for the power station there. If biogas proves to be feasible, a successive expansion of capacity to reach a level of 120 MW would be conceivable.

As part of the district heating partnership with the City of Sankt Pölten, the ground-breaking ceremony for construction of the district heating transmission pipeline between Dürnrohr and Sankt Pölten with a length of 31 kilometres took place on May 20, 2008. Starting in the 2009/10 heating season, it will supply approximately two-thirds of the required district heat of the city. The thermal power station, waste incineration and biomass pilot plant will serve as the sources of the district heat. Following the formal approval granted by Austria's anti-trust authorities, the district heating activities of Stadtwerke St. Pölten (the municipal utility company of Sankt Pölten) was spun off and integrated into a newly-established company of which EVN acquired a 49% stake. In addition, EVN signed a cooperation agreement with the Municipality of Amstetten in July 2008 to implement further district heating projects on the basis of renewable energy sources in the Amstetten region over the next few years.

In the third quarter of the 2007/08 financial year, the Dürnrohr power station began supplying process heat to Agrana's bioethanol facility in Vienna. A further aspect of this energy concept is construction of a conveyor belt transport system with a length of 4 kilometres, which will close the transport gap between the Danube River and the power station in Dürnrohr.

Expansion of power generating capacity abroad

Operation of the hard coal fired power plant Duisburg-Walsum in 2010

The biggest project EVN is pursuing at present to expand its own power generating capacity is the construction of a modern hard coal fired power plant in Duisburg-Walsum, Germany. It is being built in cooperation with Evonik Steag GmbH, Germany's fifth largest power generator, at a cost of more than EUR 800m. Thanks to state-of-the-art technologies, CO_2 emissions of this power plant will be about 35% below the average for comparable facilities in the EU. Total capacity is expected to reach 790 MW, operating at a net efficiency rate of 46%. The ground-breaking ceremony took place in November 2006, with operations expected to commence in 2010. In the 2007/08 financial year, the 181 meter tall cooling tower was completed, along with assembly work on the boiler and the coal feeding facility. Delivery of the turbine and generator from Japan took place in August 2008.

At the end of January 2008, the Albanian Government selected EVN as the preferred bidder in an international tender for a concession to build hydroelectric power plants on the Devoll River. Within the framework of this tender process, EVN submitted an offer for the construction of three peak load storage power stations with a total capacity of about 320 MW. Negotiations with the government for the concession have been proceeding intensively.

In Macedonia, EVN Macedonia owns 11 small hydroelectric plants with a capacity of 46.5 MW. Within the conetxt of a financial leasing agreement, seven of these plants will be modernised and upgraded by the end of the contract period in 2012. Total capacity could be increased by 7 MW as the result of work carried out during the year under review.

Environmental Services segment

In recent years, the Environmental Services segment has become an important cornerstone of EVN's business operations, and makes a significant contribution to the company's growth. On the basis of the construction and operation of drinking water and wastewater installations, EVN's subsidiary WTE has gained extensive experience in implementing such projects. EVN is pursuing the following goals relating to its environmental services activities:

Positioning as a comprehensive services provider (BOOT model)
The services provided by EVN range from planning, financing and construction to the management and operation of facilities. This positioning will be strengthened along the entire value chain, enabling the further development of technologies during ongoing operations as well as incorporating the valuable feedback gained in the field of plant management into future planning processes. Following the completion of two large projects based on the BOOT model, EVN won contracts for two follow-up project. In an international tender, WTE was contracted in April 2008 to build a sodium hypochlorite production facility for the City of Moscow, designed to replace the chlorine gas used in drinking water purification. In June 2008, a seawater desalination plant was completed in Montenegro, with WTE responsible for the ten-year operational management of the facility.

Positioning as general contractor and direct investor
In February 2008, WTE was awarded a contract for construction of the second combined cycle heat and power plant in Moscow, including an integrated sludge dewatering facility to be built on the site of the wastewater treatment plant in Ljuberzy, southeast of Moscow. This project is being carried out as WTE's own direct investment. WTE will operate the biogas facility for a period of 15 years.

In October 2008, WTE in its role as a general contractor was awarded the contract to construct a sludge treatment plant in the Lithuanian capital city of Vilnius. During the last five years, WTE has built five wastewater treatment facilities in Lithuania, and four more are either in planning or under construction. As a consequence, WTE has further expanded its market leadership position in Lithuania.

Effective risk management
The project business involves an aggregation of risks, which EVN deals with by means of an effective risk management system. To minimise risks, the work is handled by project companies, precluding the right of recourse against EVN. Furthermore, risk management instruments to reduce the level of risk are applied within the context of structured financing of the respective projects.

Value-oriented corporate management

EVA and ROCE

The management of the EVN Group is oriented to achieving a sustainable increase in shareholder value for the entire EVN Group as well as for the individual business segments. EVN relies on a unified, Group-wide controlling system which ensures an efficient utilisation of the capital employed. The main indicators used to assess the value development of EVN's business operations are economic value added (EVA®) and the rate of return on capital employed (ROCE). Accordingly, all investment decisions are evaluated in terms of their impact on the sustainable value of the enterprise. Transparency about value creation in the EVN Group is the basis for the strategic allocation of capital to the individual business segments. The value contribution reflects the operational performance of the EVN Group.

Developments in 2007/08

The return on capital employed (OpROCE), adjusted for impairments, one-off effects and the market valuation of EVN's shareholding in Verbundgesellschaft, declined from 9.0% to 8.7% during the year under review. The reduction in the OpROCE of the EVN Group can be attributed to the increase in average capital employed. The weighted average cost of capital after tax (WACC), adjusted for specific corporate and country risks, was 6.5%, similar to the previous year. On balance, the value contribution of the EVN Group amounted to EUR 71.7m, or EUR 5.9m below the achieved in the previous year.

Development of the value contribution

		2007/08	2006/07	2005/06
NOPAT[1]	EURm	280.9	275.2	298.2
Average capital employed[1]	EURm	3,219.7	3,041.2	2,760.4
OpROCE[1]	%	8.7	9.0	10.8
WACC after tax[2]	%	6.5	6.5	6.5

1) Adjusted for impairments and one-off effects. In order to consistently calculate the development of the value contribution, the market value of the Verbund shareholding is not taken into account in capital employed.
2) The weighted average cost of capital after tax was calculated with a cost of equity of 9.3%, a cost of interest-bearing debt after tax of 3.4% and a share of equity of 50%.


EVA development
EURm
120
100
80
60
40
20
0
118.8
77.5
71.7
2005/06
2006/07
2007/08

EVN – Investment with a vision



"Massive price increases on wholesale markets and higher primary energy prices had a negative impact on earnings in 2007/08".

The members of the EVN Executive Board, Burkhard Hofer CEO, Peter Layr and Herbert Pöttschacher, talk about the current challenges facing the energy industry, EVN's strategic decisions and the fantasy of owning EVN shares.

For the 2007/08 financial year, you report a decline in earnings during a time in which customers complain about record energy prices. How can you explain this?
Hofer: First, I want to put the 17.7% decrease in the Group net profit into perspective, because positive one-off effects contributed to last year's results. But it would be more important to mention that the price mechanisms on global energy markets are far more complex than might be supposed at first glance. On a Group level, including Bulgaria and Macedonia, we were only able to supply close to 21% of the company's electricity sales volumes from our own power generating capacities or purchasing rights. Therefore, we had to purchase the rest on wholesale markets, which along with primary energy sources, were characterised by massive price increases in 2007/08. The price rises for gas were particularly painful. Gas import prices were about 40% higher in September 2008 than in the previous year.

Pöttschacher: I would like to add that the development of global energy markets has a time delayed effect on our own business operations, due to long-term energy supply contracts we conclude. There is another point to be made, that the submarkets change at different speeds. Thus gas prices generally fall in line with the development of crude oil prices, but with a time delay of six months.

Layr: We have not raised selling prices for electricity and gas in Lower Austria since December 2006. EVN is committed to fair pricing structures. It is imperative to exploit all opportunities in our own business operations, for example on the basis of a prudent procurement policy, hedging measures or efficiency improvements. When all the possibilities at our disposal have been exhausted, then we have to pass on the price increases to our customers, which was ultimately necessary in November 2008.



"Price increases for customers can only be justified, if all other possibilities have been exhausted".

What do you have to say about the related ongoing increase in sales volumes?
Hofer: Naturally, the continuing growth in demand for energy in the light of the scarcity of resources leads to sales increases. The challenge is to end this price spiral. For this reason, it can not be our goal to. maximise sales volumes, but the top priority is to be ensure the long-term reliability of the energy supply. In this regard, we must not set our sights on individual financial years but on a longer time frame. Simply speaking, we have such a big responsibility as an energy company that we can not act otherwise.

Layr: This responsibility is reflected in the advisory services offered to our customers to optimise their own energy balance. But it is also essential to invest in our own power generating capacities in order to meet the demands of our customers and reduce the dependency on external energy sources. These investment decisions must be based on achieving a balanced mix of technologies and energy sources. Our current investment projects are testimony to this approach. The Duisburg-Walsum power plant which we are building in Germany in partnership with another company will use hard coal starting in 2010. The reason is that hard coal is available in sufficient quantities throughout the world, and thus avoids regional dependency. In addition, modern technologies provide the basis for a high net efficiency level and a reduced environmental burden. Renewable energy sources also play a major role in our business strategy. For example, we are pursuing several hydroelectric power plant projects in Albania at present.

Hofer: Albania is a good example how we can successfully apply our know-how to international projects. Our feasibility studies represented valuable preliminary work for the international tender. Subsequently, at the beginning of 2008 we were selected as the best bidder for the concession to build three peak load storage power stations on the Devoll River, with a planned capacity of 320 MW. In addition, we are working on a partnership with Verbund to build a hydroelectric power plant on the Drin river, also in Albania.



Peter Layr
Burkhard Hofer CEO
Herbert Pöttschacher



"In Lower Austria we are investing more than EUR 200m to increase energy efficiency and production capacity."

Which projects are being planned for Lower Austria?
Pöttschacher: Due to the situation on the domestic market, the opportunities to carry out large-scale projects in Austria are much more limited than in Eastern or South East Europe. Nevertheless, possibilities also exist here to expand production capacities, we are forced to use our imagination more. We have demonstrated just how visionary we can be by developing the Energy Concept for the Lower Austrian Central Region, in which we will ensure a significantly higher efficiency of energy use at the power plant in Dürnrohr. In this case, the process heat from the waste incineration plant, the thermal power station and the planned biomass facility will be used for supplying district heat to Sankt Pölten, which is the underlying reason for building a 31 kilometre long district heating pipeline. In April 2008, we put a biomass pilot plant into operation to test the viability of applying biogas as an alternative source of energy for the power station there. The delivery of process steam from the power station to the Agrana bioethanol facility also started in the past financial year. And last but not least, we are constructing a third waste incineration line designed to increase annual capacity from 300,00 t at present to 500,000 t. On balance, we are investing more than EUR 200m to implement this energy plan for Lower Austria.

What is your view concerning the investment climate in distribution networks, i.e. the impact of the incentive regulatory system?
Hofer: The incentive regulatory system, which has also applied to the gas business since February 2008, has brought advantages but also major disadvantages. The main advantage is the time frame: the 4–5 year horizon for calculating tariff rates provides a high degree of predictability. A serious disadvantage is that investments made in expanding distribution networks or improving quality are not reflected in the formulas used for the calculations underlying the tariff rate appraisals. However, these investments have to ultimately pay off, and must lead to greater profitability. If this is not ensured on a medium-term phase, the consequence is an investment pause, which would subsequently be hard to make up for.

Layr: In this connection, I would like to point out that an important decision in the gas segment was approved by the regulatory authority and also rewarded financially. The conclusion of multilateral contractual agreements among several regional providers will be reflected in the supraregional network expansion in Lower Austria and Styria. In the context of large, multi-year projects, two gas pipelines will be built, one in a southerly direction from Gänserndorf to Semmering, with a length of about 120 kilometres, and one westerly pipeline which is close to 150 kilometres long. This will allow us to compensate for temporary transport bottlenecks, and simultaneously enable the existing and planned power stations to operate at full capacity. A sufficient supply of gas is also essential for Austria as a business location. Companies require a reliable supply, which it is our job to ensure.



"Customers do not always choose the cheapest but the best bidder, and EVN can score points with the quality of its services and consulting".

How are the EVN subsidiaries in Bulgaria and Macedonia developing?
Hofer: We penetrated markets with enormous growth potential by entering the Bulgarian market in 2005 and Macedonia one year later. All in all, we supply energy to about 2.3 million end customers in this area. The challenges as well as the opportunities are not at all comparable to those in Western Europe. And we have successfully faced these challenges in recent years. We have massively invested in network quality, begun replacing less efficient electricity meters and expanded customer service. Safety standards were defined for employees, and a large quantity of protective equipment was purchased. The necessary restructuring of the work force was also implemented in Macedonia. One thing was personally very gratifying for me. All these optimisation measures could be carried out thanks to the enormous commitment displayed by EVN's Lower Austrian employees working on site.

Layr: Even if we did most of what we set to achieve in these countries, or are continuing to work on achieving operational improvements, the situation proves that our success strongly depends on the development of the regulatory framework. Bulgaria is successively approaching EU regulatory standards due to its EU membership as of January 2007, though with differing degrees of consistency in terms of the individual issues. In Macedonia, the only way to improve earnings is to increase efficiency, which can be attributed to the fact that the existing price system is a single buyer model, with electricity prices and network tariffs determined by the regulatory authority. Nevertheless, I continue to remain optimistic in respect to the potential of these markets, and am convinced of the growth opportunities to increase the shareholder value of the EVN Group.

Pöttschacher: Price levels in these countries will also approach those in Western Europe in the medium-term, due to the ongoing increase in demand. Thus they will also have to be more extensively liberalised. When this happens, it will be a competitive advantage to have our own power generating capabilities in the region. We already took an important initial step in this direction with the acquisition of Bulgaria's second largest district heating company, TEZ Plovdiv.



"In 2007/08, we secured our first own power generating capacities in Bulgaria".

Back to Austria. Will there have to be a consolidation process among energy service providers?
Hofer: There is not doubt that due to the internationalisation of energy markets, the size of the utility company has emerged as an increasingly important factor, in particular when it comes to the clout wielded in energy procurement. I believe we have achieved the required critical mass to operate more confidently, thanks to EnergieAllianz, where EVN cooperates with Wien Energie, BEGAS and BEWAG, and which serves three million inhabitants in our total supply area. Taking account of our subsidiaries in Bulgaria and Macedonia, I also consider EVN to be competitive on the whole in a European context, and thus economically viable even without the consolidation of energy providers on the Austrian market.

Layr: For me, EVN's competitiveness is also reflected in the development of market share since the liberalisation of the energy market. Competition is thriving, customers can freely choose their energy supplier, and they have complete transparency in terms of prices and services. The low number of customers who actually decide in favour of another supplier does not seem to be a failure of the marketplace, but demonstrates that customers do not only base their decisions on choosing the least expensive company, but appreciate the quality of its services and consulting. The bottom line is that they select the best bidder and not the cheapest. EVN can score points with the quality, and thus builds customer confidence.

You will not really be able to convince your shareholders of the merits of EVN, considering the share price decline by about one-third, to less than EUR 15 during the year under review.
Hofer: Even taking account of the limited liquidity, the current price of the EVN share is not very gratifying. But considering EVN's strategic investments, such as Verbundgesellschaft, RAG or Burgenland Holding, the share price close to EUR 15 at the end of the 2007/08 financial year does not adequately reflect the operational successes of the company. Even in the light of the financial crisis, this development seems to have gone much too far. As a utility company, EVN would not have to bear the brunt of an economic slowdown. For this reason, in this market environment, we intend to convince investors by continuing a calculable dividend policy and ensuring absolute transparency in our financial reporting, thus emphasizing the fantasy of investing in EVN as a profitable and long-term investment.



"The price of the EVN shares does not at all reflect our operational successes".

Sustainable corporate management

Firm commitment to sustainability

As a sustainability-oriented supplier of energy and environmental services, the EVN Group is committed to the concept of viewing economic, social and ecological issues as a holistic whole and achieving an equilibrium among the interests of all company stakeholders. The top priority is to ensure a sustainable increase in shareholder value. As a consequence of this approach, EVN joined the UN Global Compact in September 2005. Thanks to its dedicated employees, EVN has positioned itself vis-à-vis its customers as a reliable partner offering top quality services at competitive prices.

The endeavours of EVN in line with its sustainability-oriented corporate management are quite manifold. Due to the nature of its business operations, the company's focus is on making an active contribution to climate protection. Detailed information is provided in the EVN Sustainability Report, which will be published at the same time as this annual report.

Corporate Social Responsibility (CSR) organisation

Restructured and improved CSR organisation

At the beginning of October 2005, EVN first implemented a CSR-oriented organisational structure, which defines basic mechanisms and responsibilities while enabling the flexible improvement of processes and an effective response to current developments and priorities. Accordingly, during the year under review, individual process steps and competencies were optimised in cooperation with the CSR officers in the EVN Group. EVN also took into consideration the recommendations made by the internal auditing department, which examined the company's CSR activities in respect to strategy, implementation, costs and communications for the first time.

CSR organisation

CSR steering committee (entire Executive Board, head of Group functions) Environmental Controlling, Communications and Human Resources)
Develops ideas and initiatives to support new CSR measures, approves sustainability strategy, defines the CSR organisational structure, provides funding and communicates measures and decisions on a management level.

CSR consultative team (CSR officers and members of the Corporate Communications, Human Resources, Investor Relations, Environmental Controlling and Legal Departments) Prepares reporting and CSR advisory services for the steering committee, evaluates CSR measures together with specialised departments, provides information to internal and external stakeholders.

CSR officers (employees from all company areas)
Ensures the involvement of all business units, identifies potential for further developing CSR at EVN, coordinates work in the particular departments, serves as partner to the CSR consultative team.

Temporary working groups
Supports the CSR consultative team in the specific implementation of measures defined by the CSR steering committee.

On the one hand, the EVN Sustainability Report published simultaneously to this annual report is designed to document EVN's manifold CSR efforts and projects. On the other hand, the report aims to provide an overview of goals and projects as well as an interesting insight into the corporate world of EVN. In order to increase transparency, reporting is now carried out in accordance with the guidelines contained in the Global Reporting Initiative (GRI).

Reporting in line with the Global Reporting Initiative

If you do not have access to a copy of the EVN Sustainability Report 2007/08, you can order it at any time on the Internet at www.investor.evn.at or by using the free service hotline number in at 0800 800 200. Parallel to this report, EVN also provides comprehensive information online about its initiatives in the interests of a sustainability-oriented corporate management at www.responsibility.evn.at. While the EVN Sustainability Report highlights the specific measures taken during the past financial year, the homepage primarily serves to document general principles and the longer-term development of EVN in the field of CSR.

EVN share listed in sustainability indices

Sustainable corporate strategy, EVN listed in the most important sustainability indices

The efforts of EVN in line with sustainability-oriented corporate management have received recognition several times in the past in the form of the company's acceptance into specialised sustainability indices. These enable sustainability-oriented investors to make targeted investments in companies which fulfil globally recognised standards in regards to environmental and stakeholder responsibility. In 2008, EVN's membership in the FTSE4Good Index was once again confirmed, and the company continues to be represented in the Ethibel Sustainability Index (ESI). EVN has also been included and confirmed as a member of VÖNIX, an index incorporating listed Austrian companies operating in accordance with CSR principles.

Overview of goals

Ensuring a reliable energy supply is the top priority

Ensuring the provision of the entire range of energy and environmental services offered in the areas in which it operates is EVN's top priority and its most important commitment to customers. At the same time, EVN is fully aware of the absolute necessity of making an active contribution to increase energy efficiency and protect the environment. EVN's approach is to focus on expanding its use of renewable energy sources, providing advisory services designed to optimise the energy balance of its customers and promoting the development of alternative fuels such as CNG or biogas.

Know-how transfer from Lower Austria to South East Europe

From an economic point of view, the primary target is to achieving a sustainable increase in shareholder value by ensuring the profitability of the operational units and implementing a prudent investment strategy. EVN will continue implementing optimisation measures initiated at its subsidiaries in Bulgaria and Macedonia in previous years with the underlying goal of successively achieving a quality and profitability level close to EVN's domestic market of Lower Austria. In developing a business strategy determining the allocation of resources at its disposal, EVN strives to ensure a balance between attractive shareholder compensation and future-oriented growth investments.

Responsible and cooperative manner of interacting with employees

EVN is committed to fulfilling its corporate social responsibility to people and society, and thus supports numerous initiatives to promote health, culture and science. A social fund was also set up in the 2007/08 financial year, which aims to provide support to youth institutions in Lower Austria.

Research and development

Orientation and objectives

Innovative resource use and contribution to further development of the energy sector

EVN is involved in numerous research and development projects, domestically and internationally, in order to deal with the current ecological challenges in respect to fossil fuel based electricity generation, and develop alternative forms of producing energy. In Austria, EVN has assumed a leading role in operating highly efficient and environmentally sound power plants. During the period under review, EVN invested a total of approximately EUR 1m in research and development projects, which were partially supported by government subsidies.

Climate protection and energy supply as R&D challenges

Partnerships on a national and international level

In addition to technologically improving the efficiency of its facilities, EVN's research and development strategy focuses on developing methods to reduce CO_2 emissions. Within the context of the COMTES 700 research project, a pilot plant located in Scholven/Gelsenkirchen is testing new materials able to withstand a rise in the vapour temperature of power stations to 700°C, and thus raise their overall efficiency. In addition, EVN is participating in the Austrian Fenco Initiative (AFI), a working group which manages and finances a fund promoting projects focusing on the environmentally compatible use of fossil fuels.

Leading role in "carbon capture and storage" projects

EVN is the technological leader in Austria in respect to "carbon capture and storage" (CCS), and cooperates with other energy supply companies and prominent universities. A study researching the possibility of converting the Dürnrohr power station into an oxyfuel plant or refitting with a CO_2 scrubbing system concluded that the available technologies would result in a significant decline in total efficiency. The next step is aimed at developing suitable measures to overcome this decisive disadvantage.

EVN hosts International Energy Agency workshop

EVN made an important contribution to expanding its international research cooperation network when it hosted the "International 11th IEA GHG – Post Combustion CO_2 Capture Workshops" of the International Energy Agency (IEA). 110 experts met at EVN headquarters in Maria Enzersdorf on March 20–21, 2008.

Alternative drive technologies

The strategic flagship programme "Clean Energy Pathways 2020" coordinated by the Austrian Federal Ministry for Transport, Innovation and Technology is a two-year research project designed to examine new drive technologies for the application of environmentally compatible energy sources such as natural gas and biogas under real-life operating conditions. The findings of the research project were presented at an energy symposium on the occasion of the EVN Cup 2008.

Employees

Number of employees declines by 2%

In the 2007/08 financial year, the average number of employees in the EVN Group declined by 2.0%, to 9,342 people. Whereas employee headcount in Lower Austria climbed by 4.6%, the total staff count in South East Europe was further optimised within the context of the ongoing integration efforts, declining by 4.1%, to 6,560 employees, although the initial consolidation of TEZ Plovdiv added close to 300 employees to the total figure. Personnel expenses rose by 5.4% in 2007/08, to EUR 304.4m. This is chiefly related to contractually stipulated wage increases mandated by collective agreements and the accompanying increase in social expenses.

EVN invested a total of EUR 2.9m in professional training and further education measures, or about EUR 314.9 per employee. In addition to IT training courses and specialised seminars, another focal point of the training courses offered to employees is behavioural training designed to improve their social competence when interacting with customers and colleagues at work. As at the end of the 2007/08 financial year, 95 apprenticeship trainees were working at EVN mostly in different commercial fields. The traditionally high value assigned to apprenticeship training is not only a means of offering a sound basis for young people to enter the working world, but also has the purpose of ensuring a sufficient supply of skilled employees to meet future requirements.

More information about EVN's activities on behalf of its employees can be found starting on page 53 of the Sustainability Report 2007/08 which is published together with this annual report.

Number of employees[1]	2007/08	2006/07	Change Number	Change %	2005/06
Energy segment	8,262	8,478	–216	–2.5	8,989
Thereof South East Europe	6,560	6,843	–283	–4.1	7,358
Environmental Services segment	456	462	–6	–1.2	438
Other business areas	624	595	29	4.8	546
EVN Group	9,342	9,535	–193	–2.0	9,973
Thereof trainees	78	77	1	–1.3	78

1) Annual average, full-time equivalents

Corporate Governance

Corporate bodies

Executive Board



Burkhard Hofer
Spokesman of the Executive Board and CEO

Born 1944, Doctor of Law. Joined EVN in 1980. Member and Spokesman of the EVN Executive Board since March 2005. Named Chairman of the Executive Board in May 2008. His term of office expires at the end of the Annual General Meeting resolving upon matters pertaining to the 2008/09 financial year. Burkhard Hofer has executive responsibility for the Supply business unit and the Environmental Services business segment, as well for Group functions as procurement and purchasing, controlling, customer relations, finance, Group accounting (incl. investor relations), general administration and corporate affairs, information and communications and human resources.



Peter Layr
Member of the Executive Board

Born 1953. Doctor of Technical Sciences. Joined EVN in 1978. Member of the EVN Executive Board since October 1999. His term of offices expires on September 30, 2014. Peter Layr has executive responsibility for the Network and South East Europe business units, as well as for data processing, environmental controlling and safety.



Herbert Pöttschacher
Member of the Executive Board

Born 1949. Degree in Surveying, Regional and Environmental Planning. Member of the EVN Supervisory Board from 1991 to 1995, and of the EVN Executive Board since July 1995. His term of office expires on June 30, 2010. Herbert Pöttschacher has executive responsibility for the Generation business unit, as well as for internal auditing, administration and construction.

Members of the Supervisory Board

Name (Date of initial appointment)	Other functions	Independence Rule 53[1]	Independence Rule 54[2]
Shareholder representatives			
Rudolf Gruber Chairman (January 19, 2005)	Member of the Supervisory Board of several non-listed companies	no	yes
Stefan Schenker Vice-Chairman (December 12, 1996)	Forestry engineer	yes	yes
Gerhard Posset Vice-Chairman (December 12, 1995)	Secretary, Lower Austrian Executive Committee of the Austrian Trade Union Federation	yes	no
Walter Aigner (December 12, 1996 – March 17, 2008)		yes	yes
Amir Ghoreishi (January 12, 2006 – January 17, 2008)		yes	no
Norbert Griesmayr (January 12, 2001)	Chairman of the Executive Board of VAV Versicherungs-Aktiengesellschaft	yes	yes
Gottfried Holzer (June 22, 1987)		yes	yes
Dieter Lutz (January 12, 2006)	Shareholder and CEO of BENDA LUTZ-WERKE GmbH and Chairman of the branch industry of the Chamber of Commerce in Lower Austria	yes	yes
Reinhard Meißl (January 12, 2006)	Head of the finance department, Provincial Government of Lower Austria, CEO NÖ Landes-Beteiligungsholding GmbH	yes	no
Bernhard Müller (January 12, 2006)	Mayor of Wiener Neustadt	yes	yes
Wolfgang Peterl (January 12, 2001)	Mayor of Korneuburg	yes	yes
Martin Schuster (January 12, 2006)	Member of the Lower Austrian Provincial Parliament, Mayor of Perchtoldsdorf	yes	yes
Michaela Steinacker (January 12, 2001)	Member of the Executive Board of RAIFFEISEN-HOLDING NIEDERÖSTERREICH-WIEN reg.Gen.m.H.	yes	yes
Hans-Peter Villis (January 17, 2008)	CEO, EnBW Energie Baden-Württemberg AG	yes	no
Employee representatives			
Franz Hemm (May 3, 1994)	Chairman of the EVN Central Works Council, Vice-Chairman of the Lower Austrian Chamber of Labour		
Rudolf Rauch (April 2, 1993)	Vice-Chairman of the EVN Central Works Council		
Manfred Weinrichter (January 1, 2001)	Vice-Chairman of the EVN Central Works Council		
Paul Hofer (April 1, 2007)	Member of the Works Council		
Otto Mayer (May 12, 2005)	Member of the Works Council		
Helmut Peter (May 12, 2005 – March 17, 2008)	Member of the Works Council		
Franz Ziegelwagner (March 22, 2004)	Member of the Works Council		

No member of the Supervisory Board has a comparable position in any other domestic or foreign listed company.
The terms of office of all Supervisory Board members expire at the end of the Annual General Meeting resolving upon matters pertaining to the 2009/10 financial year.
1) Rule 53/Aust. Corp. Gov. Code: independence from EVN/Executive Board
2) Rule 54/Aust. Corp. Gov. Code: no representatives of shareholders with a shareholding exceeding 10%
A list of the Supervisory Board committees can be found on pages 32.



Report of the Supervisory Board

Successful financial year ensures growth and future development

Ladies and gentlemen!

In the 2007/08 financial year, the EVN Group continued the successful business development achieved in previous years, in Austria as well as abroad. This applies particularly to the consolidation of EVN's energy operations in Bulgaria and the integration of the business activities of EVN Macedonia. The Environmental Services segment was characterised by an acquisition-related decline in revenue. However, numerous new contracts for projects which EVN managed to win will increasingly contribute to profitable growth in the upcoming years, and thus to the positive international corporate development of the EVN Group.

The Supervisory Board actively monitored and supported EVN's strategic expansion as part of its designated duties and responsibilities, convening for four meetings during the period under review. The rate of attendance at these meetings was 92%. No member missed more than 50% of the meetings. The working committee convened five times during the period under review, whereas the accounting committee met once and the personnel committee a total of four times. The Executive Board reports provided the Supervisory Board with timely and comprehensive information about all relevant business development issues. Thus the Supervisory Board was able to continually supervise and support the Executive Board's management activities.

In the 2007/08 financial year, the key decisions of the Supervisory Board focused on the important issues such as

- Increase of the capital stock of the EVN Group by converting a part of the non-appropriated capital reserves, raising the number of shares by carrying out a stock split by a ratio of 4 to 1.
- Changes in the internal rules of procedure for the Executive Board and Supervisory Board (in particular against the backdrop of changes to company law as contained in URÄG 2008).
- Filling positions on the Executive Board.
- Spinning off of the heating operations of the EVN Group.
- Construction of the southern and western gas networks by EVN Netz GmbH.
- Construction of the Schütt power plant by evn naturkraft Erzeugungs- und Verteilungs GmbH.
- Investment decisions.

In the 2007/08 financial year, the working committee focused on important issues such as

- Construction of hydroelectric plants on the Devoll River in Albania.
- The Ashta hydroelectric power station project in Albania in cooperation with Verbundgesellschaft.
- Acquisition of the Bad Vöslau district heating facility by EVN Wärme GmbH.
- Ensuring a heating supply for the elite university in Maria Gugging.

Unqualified opinion and approval of consolidated financial statements of EVN AG and EVN Group

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, was appointed as EVN's certified public accountants for 2007/08, starting October 1, 2007 and ending September 30, 2008. KPMG examined the annual accounts of EVN AG and the Management Report submitted by the Executive Board as at September 30, 2008, prepared in accordance with Austrian accounting regulations. KPMG presented a written audit report, and issued an unqualified opinion. Following detailed scrutiny in the accounting committee and the entire body, the Supervisory Board approved the financial statements and the consolidated financial statements as at September 30, 2008 submitted by the Executive Board, the respective Management Report and the proposals for the distribution of profits. The financial statements as at September 30, 2008 are thereby approved, pursuant to § 125 (2) of the Austrian Stock Corporation Act. These statements were prepared pursuant to International Financial Reporting Standards (IFRS) and audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, which issued an unqualified opinion. The Supervisory Board approved the consolidated financial statements, the explanatory notes and the Management Report.

Thanks to employees and management

In closing, the Supervisory Board wishes to express its sincere gratitude to the Executive Board and all employees of the EVN Group for their endeavours, hard work and commitment during the 2007/08 financial year. Particular thanks are extended to shareholders and customers of the EVN Group for their confidence in the company.

Maria Enzersdorf, December 10, 2008

On behalf of the Supervisory Board
Rudolf Gruber, Chairman of the Supervisory Board



Corporate governance report

EVN is an Austrian public limited company listed on the Vienna Stock Exchange. For this reason, in addition to Austrian regulations, in particular stock corporation and capital market laws, legal regulations applying to the right of co-determination on the part of employees, as well as the company by-laws, the Austrian Corporate Governance Code and the rules of internal procedure of the company's corporate bodies provide the overall framework for the company's corporate governance policies.

Commitment to the Austrian Corporate Governance Code

EVN's commitment to corporate governance

The Executive Board and the Supervisory Board of EVN are committed to abide by the principles of good corporate governance, thus fulfilling the expectations of domestic and international investors who demand the management and control of EVN to be carried out in a responsible, transparent and sustainable manner. Effective June 1, 2006, EVN decided to fully comply with the Austrian Corporate Governance Code in accordance with the valid and binding version published in January 2006. As of January 1, 2008, EVN agreed to adhere to the updated version of the Austrian Corporate Governance Code dated June 2007.

The standards specified in the Austrian Corporate Governance Code are divided into three categories. The first category of rules (Legal Requirements) based on binding regulations, is to be observed by all Austrian listed companies, and is also adhered to unconditionally and without qualification by EVN. In regards to the C-rules (Comply or Explain), listed companies are required to publish regular statements disclosing the extent of their compliance. EVN provides a detailed explanation of any deviations from these rules online at www.investor.evn.at/Corporate_Governance. In contrast, R-rules represent recommendations, allowing deviations to occur without providing explanations.

The EVN Executive Board and Supervisory Board formally declare their commitment to fully observe and abide by all L-rules and C-rules of the Austrian Corporate Governance Code, with the exception of the following deviations and explanations. Only a small number of deviations from the R-rules exist.

Deviations from C-rules

Due to the distinctive characteristics of the Austrian energy industry and specific conditions applying to EVN, the company does not adhere to the following C-rules stipulated in the Austrian Corporate Governance Code:

Rules 4 and 5

Publishing of proposals of the Annual General Meeting

EVN maintains that the publishing of all resolutions proposed at the Annual General Meeting as well as all materials, including the texts of the proposals and counterproposals made by shareholders as well as Supervisory Board candidates on the Website of the company, is not feasible, due to the fact that this information is not for the public domain, but is only of relevance to shareholders. In EVN's view, only shareholders should be allowed to have access to the material. Furthermore, shareholders who submit proposals also have the right to confidentiality. For this reason, proposals of the previous Annual General Meeting are first published on the company's homepage after approval has been granted by the petitioner, thus fulfilling the spirit of this rule.

Rule 16

Given the fact that the Executive Board consists of three members, there can be no tied vote in adopting a resolution. For this reason, appointing a Chairman to make the final decision and cast the tie-breaking vote, is not necessary. The spokesman of the Executive Board is responsible for directing meetings and representing the Executive Board to other target groups, and also to the Supervisory Board (Rule 37).

Rules 38 and 41
In terms of the procedure for filling Executive Board positions, EVN is required to act pursuant to the legally binding provisions of the Austrian Public Appointments Act. In this case, the recommendations contained in the Corporate Governance Code can only be partly carried out. In terms of the recommended age limit, EVN considers the qualifications of the candidates to have a higher priority than an imposed age limit.

Filling positions on the Executive Board

Rule 52
As at September 30, 2008, EVN has 12 elected Supervisory Board members, due to the company's shareholder structure and in the spirit of ensuring the most diverse representation of interests possible. The composition of the current Supervisory Board was determined before EVN's voluntary commitment to comply with the Austrian Corporate Governance Code. Following the reduction in size of the Supervisory Board in 2006, from 15 to 13 members and the retirement of one member in 2008, EVN intends to implement a step-by-step downward adjustment to streamline the Supervisory Board to the recommended level of ten members.

Composition of the Supervisory Board

Rule 55
The selection of the current Vice-Chairman of the Supervisory Board took place before the voluntary commitment on the part of EVN to comply with the Austrian Corporate Governance Code.

Rule 57
In terms of the recommended age limit for members of the Supervisory Board, EVN considers the qualifications of the particular candidate to have a higher priority than an imposed age limit.

Clear-cut separation of corporate management and control responsibilities

Austrian stock corporation law prescribes a dual management system, which stipulates a strict separation between management bodies (i.e. Executive Board) and controlling bodies (i.e. Supervisory Board). It is not permitted to be a member of both.

Clear-cut division of responsibilities

Management of the company by the Executive Board

The Executive Board of EVN consists of three members. In the case of the Supervisory Board not exercising its right to appoint the Chairman or Speaker, the Executive Board itself shall elect a Speaker. The Executive Board has the sole responsibility to manage the company, with the diligence and prudence of a dutiful, conscientious manager, and shall endeavour to promote the well-being of the company by taking into consideration the interests of the shareholders, the employees and the general public. The basis for the work of the Executive Board are the relevant legal regulations as well as the statutes laid down in the company by-laws, and the internal rules of procedure for the Executive Board as stipulated by the Supervisory Board. The Austrian Corporate Governance Code contains important rules of conduct.

Responsibilities of the Executive Board

Without attempting to place any constraints on the Executive Board's overall responsibility, the Supervisory Board shall take account of the demands placed on the management to determine the composition of the Executive Board as well as the delegation of responsibilities. Specified areas of the business are reserved for joint discussions and decision-making on the part of the entire Executive Board. Moreover, certain business transactions require the express consent of the Supervisory Board as regulated by law, or a previous resolution passed by the Supervisory Board. The company by-laws contain a detailed list of such cases.

Co-decision making rights of the Supervisory Board

Reporting obligation of the Executive Board

In accordance with organisational-legal regulations, the Executive Board is required to report to the Supervisory Board. Reporting standards also apply to Supervisory Board committees. The Executive Board's reporting obligation also encompasses regular information about business developments at the entire Group, and matters of importance relating to Group subsidiaries.

Reporting obligations to committees, quarterly reports, key developments

Composition of the EVN Supervisory Board

Supervisory Board

As at September 30, 2008, the Supervisory Board of EVN AG consists of 12 shareholder representatives elected by the annual general meeting. Following the retirement of one member effective March 17, 2008, the number of employee representatives selected by the EVN Central Works Council to serve on the Supervisory Board was also reduced to six. The Supervisory Board is led by a chairman and two vice-chairmen, who are chosen by the Supervisory Board itself. In a meeting convened on May 29, 2006, the Supervisory Board approved a resolution stipulating that the proportion of independent members is to be set at 50%. The independent members of the EVN Supervisory Board, as defined by Rules 53 and 54 of the Austrian Corporate Governance Code, are listed in the chart on page 29. The Supervisory Board exercises its job according to regulations laid down in stock corporation law, as well as in the company's statutes. Additional guidelines regulating the behaviour of the Supervisory Board are stipulated in the internal rules of procedure for the Supervisory Board as well as in the Austrian Corporate Governance Code.

It is the particular responsibility of the Supervisory Board to supervise the work of the Executive Board, from whom they are authorised to demand a report at any time concerning all relevant aspects of business development at the company. The scope of business transactions requiring the formal consent of the Supervisory Board, as stipulated in the Austrian Stock Corporation Act (§ 95 Section 5), can be extended by a resolution of the Supervisory Board itself. The internal rules of procedure for the Executive Board and the Supervisory Board contain a detailed list of such business transactions and measures.

Committees, duties and responsibilities of the Supervisory Board

Supervisory Board committees

The Supervisory Board convenes as a plenum, inasmuch as individual matters of importance have not been delegated to committees set up by the Supervisory Board. At present, the following committees have been established, each of which is required to include at least three members of the Supervisory Board:

- The **audit committee** (§ 92 Sect. 4 and Sect. 4a Austrian Stock Corporation Act) is responsible for evaluating and preparing the Report of the Supervisory Board approving the financial statements and the consolidated financial statements, the proposal of the Executive Board in regards to the distribution of profits, and the Management Report pertaining to the company and the Group. It also makes a proposal to select the auditors.
- The **personnel committee** deals with all issues pertaining to the relationship of the company to the members of the Executive Board, inasmuch as this is not the responsibility of the entire Supervisory Board. The personnel committee also serves as the nominating and remuneration committee.
- The **working committee** is responsible for carrying out the specified tasks assigned to it by the entire Supervisory Board. In certain urgent cases, the working committee is authorised to give its consent to specified business transactions on behalf of the Supervisory Board, in accordance with the Supervisory Board's internal rules of procedure.

The Supervisory Board is authorised to set up other committees composed of its memberwith responsibility for preparing its consultations and resolutions, monitoring compliance with its resolutions, or deciding upon relevant matters pertaining to business developments at the company, as assigned to it by the Supervisory Board.

Working committee	Personal committee	Audit committee
Rudolf Gruber (Chairman)	Rudolf Gruber (Chairman)	Stefan Schenker (Chairman)
Stefan Schenker	Stefan Schenker	Rudolf Gruber
Gerhard Posset	Gerhard Posset	Gerhard Posset
Reinhard Meißl		Reinhard Meißl
Franz Hemm		Bernhard Müller
Manfred Weinrichter		Franz Hemm
		Rudolf Rauch
		Manfred Weinrichter

Remuneration report

Success sharing bonus programme for the Executive Board (Rule 30)

Performance-based profit-sharing

Contractually fixed salaries comprise approximately 75% of the annual income paid to the members of the Executive Board, whereas the remaining 25% represents performance-based pay. 35% of the profit sharing scheme, for which a maximum limit has been predetermined, is based on the results from operating activities, 35% on the return on capital employed (ROCE), and 30% on three individual targets which have been set. There are different forms of retirement benefits, ranging from a pre-defined percentage of the remuneration applicable in the final period of the employment contract to a pension fund. Generally speaking, prevailing legal regulations apply in the case of termination of employment. The total remuneration paid to active members of the Executive Board in the 2007/08 financial year amounted to TEUR 1,235.3 (previous year: TEUR 1,186.4). Moreover, pension commitments for these Executive Board members totalled TEUR 9,391.9 (previous year: TEUR 8,167.8). The increase in the salaries and pension commitments for members of the Executive Board in comparison to the previous financial year resulted from the annual salary adjustments as well as the above-mentioned variable profit-sharing scheme. This remuneration includes any specified payments in kind. One member of the Executive Board assumed a management position in another company during the period of review with the formal approval of the Supervisory Board. Disclosure of individual remuneration is considered to represent a personal decision on the part of the Executive Board members. EVN itself will not disclose details pertaining to the individual remuneration packages. As a result, the company does not comply with the recommendations contained in Rule 31 of the Austrian Corporate Governance Code.

Share options (Rule 29)

No share option programme has been set up for members of the Executive Board or the top management of EVN.

Directors' Dealings (Rule 70)

One board member reported the purchase of EVN shares during the 2007/08 financial year.

Remuneration for the Supervisory Board (Rule 51)

The remuneration paid to members of the Supervisory Board has been set as a fixed salary of EUR 108,000. The chairman is granted 12.5% of the amount, whereas 8.5% each is to be paid to the two vice-chairmen, and slightly more than 7% to each of the other members. A lump-sum payment totalling EUR 170.

Contracts requiring the approval of the Supervisory Board (Rule 48)

No member of the Supervisory Board has concluded contractual agreements with EVN or one of its subsidiaries, which entitles the Supervisory Board member to more than an insignificant payment. Such contracts would be subject to the obligatory approval of the Supervisory Board.

Auditing fees

The auditing of the consolidated financial statements of EVN for the 2007/08 financial year is being carried out by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna. Total auditing and consulting costs amounted to EUR 1.14m (previous year: EUR 1.07m). 62.6% of the fees paid by EVN to KPMG were for auditing and audit-related services, 30.5% for tax consulting services and 6.9% for other consulting services.

Shareholders and Annual General Meeting

One share – one vote

The shareholders of EVN shares make use of their legal rights in the annual general meeting, and exercise their voting rights. Each share of EVN AG is granted one vote. There are no preferential shares of EVN stock, or shares with multiple voting rights. The right to make certain important decisions, primarily in regards



to the distribution of profits, the discharging of the members of the Executive Board and the Supervisory Board, the selection of the auditors for the financial and consolidated financial statements, and the election of the members of the Supervisory Board, is reserved to the annual general meeting by Austrian law or by the company's statutes. Moreover, the annual general meeting has the right to make decisions pertaining to changes in the company bylaws, and capital raising measures. The results of the 79th Annual General Meeting of EVN, held on January 17, 2008, are available on the EVN website.

Internal control

No major objections

At EVN, there exists an internal auditing department which reports directly to the Executive Board, and to the accounting committee of the Supervisory Board. It is responsible for overseeing auditing and controlling throughout the EVN Group. Separate auditing departments were set up at EVN's two subsidiaries in Bulgaria and Macedonia. The internal technical and financial audits did not reveal any major deficiencies.

Risk management

Comprehensive description of current risks

As an internationally operating company, EVN is subject to a wide variety of risks. The risk management system of the company was upgraded in order to effectively manage these risks, which had to be newly defined as a consequence of the company's successful internationalisation, as well as to fulfil legal regulations. The cornerstone of EVN's risk management is unified, Group-wide guidelines enabling a comprehensive description of the current risk situation. Its overriding goal is the early identification of potential risks, in order to allow the operative business units to promptly initiate suitable countermeasures designed to minimise damage.

Risk management at EVN is carried out in a two-stage system. Risk management committees monitor risks in the operative business units on location, regularly reporting to the central operative and strategic risk control staff responsible for evaluating the information provided with the support of specially designed software. The resulting risk analysis is conveyed to the Executive Board on an ongoing basis. A detailed presentation of risk categories and EVN's risk management system can be found on page 55.

In fulfilling the regulations stipulated in the Austrian Stock Corporation Act and the Stock Exchange Act, the Austrian Compliance Code for the issuers of securities and the Directive of the European Parliament on insider dealing and market manipulation, EVN has developed a comprehensive set of rules designed to prevent the misuse of insider information. 16 permanent and four ad-hoc areas of EVN's business have been designated as strictly confidential. The affected employees are continually given extensive training. Compliance and confidentiality are monitored and evaluated by a specially-designated compliance officer, reporting directly to the Executive Board. In the 2007/08 financial year, the ongoing monitoring carried out by the compliance officer did not reveal any deficiencies.

Certification by KPMG Austria regarding the compliance of EVN with the Austrian Corporate Governance Code

The report regarding the evaluation of the declaration of the Executive and Supervisory Boards of EVN AG, Maria Enzersdorf, concerning compliance with the Austrian Corporate Governance Code is available at www.investor.evn.at.

EVN share and investor relations

Development of capital markets

Financial market crisis and impending recession in the real economy

Recession expected in the real economy

The 2007/08 financial year was shaped by the international financial crisis, which arose as the result of the mortgage and financial crisis in the USA during the summer of 2007 and came to a head in the course of the year 2008. The consequences were massive volatility on global financial markets and a dramatic increase in refinancing costs for companies. Numerous banks were partially forced to massively write down their credit portfolios. Accordingly, growth forecasts for 2008 and 2009 were revised downwards, and a global recession in the real economy is expected.

Over the last two years, the central banks in the USA and Europe pursued divergent monetary and interest rate policies. Due to the incipient slowdown in U.S. economic growth, the U.S. Federal Reserve carried out its first interest rate reduction in four years in September 2007. The aggressive interest rate policies continued in 2008 as the result of the financial crisis, slashing the prime rate in two steps from 2.00% to 1.00% in October and November 2008. The European Central Bank, which is committed to combatting inflation, relied on a different interest rate strategy. In July 2008, it raised the prime rate by 25 basis points to 4.25%. However, due to financial market developments, the ECB followed suit of the U.S. Federal Reserve and cut the prime rate by 50 basis points to 3.25% in October and November 2008, respectively.

Erosion of stock markets

Important indices post significant losses

Due to the expected impact of the banking and financial crisis on the real economy, international stock markets posted dramatic losses during the year under review. Whereas the U.S. Dow Jones Index declined 21.9% in value in the period October 1, 2007 – September 30, 2008, the German DAX registered a 25.8% loss, the Japanese Nikkei fell by 32.9% and the Euro Stoxx 50 showed a decline of 30.7%. Following successful preceding years, the ATX benchmark index of the Vienna Stock Exchange suffered a loss of 38.9%. The Dow Jones Stoxx Utilities sector index, which is relevant to EVN, decreased by 22.2% during the period under review. Despite domestic and international efforts to stabilise the financial system, the fourth quarter of 2008 continued to feature massive share price fluctuations on global stock markets, which hit multi-year lows.

EVN market capitalisation
EURm


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,697
3,066
3,417
3,700
2,451
30.9.2004
30.9.2005
30.9.2006
30.9.2007
30.9.2008

The EVN share

Share price and trading volume 2007/08

The EVN share was not immune to the turbulent developments on international stock markets, and was traded at a share price of EUR 14.99 at the end of the year under review, which represents a decline in value of 33.7% and a market capitalisation of EUR 2.5bn. Daily turnover in EVN shares continued to remain stable at an average of 78,054 EVN shares (counted once), and a total trading volume on the Vienna Stock Exchange of EUR 406m. Accordingly, turnover in EVN shares amounted to 0.49% of total Vienna Stock Exchange trading volume. The weighting of the EVN share in the Vienna Stock Exchange Share Index ATX Prime was 1.28% as at the end of September 2008.

EVN share price – relative development


140
130
120
110
100
90
80
70
%
Oct Nov Dec 2006
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2007
Jan Feb Mar Apr May Jun Jul Aug Sep 2008
EVN
ATX
ATX Prime
Dow Jones Euro Stoxx Utilities

Information on capital and shareholder structure

The 79th Annual General Meeting of the shareholders of the EVN Group, held on January 17, 2008, authorised an increase in the capital stock of the corporation from the non-appropriated capital reserves. The share capital will be increased by TEUR 200,930.6, from TEUR 99,069.4 to TEUR 300,000.0, as well as a stock split in the ratio of 4 for 1. The share capital was raised in the second quarter of 2007/08 by converting a proportion of the non-appropriate capital reserves without issuing new shares. Effective April 17, 2008, EVN carried out the stock split on the Vienna Stock Exchange. On this day, shareholders received three additional zero par value bearer shares for every zero par value bearer share in his or her possession. Subsequently, the share price is only one quarter of the original value. The total number of outstanding shares increased accordingly by 122,644,365 shares, from 40,881,455 zero par value bearer shares to 163,525,820 zero par value bearer shares.

The Annual General Meeting also authorised the EVN Executive Board to acquire zero par value bearer shares corresponding to a maximum of 10% of the share capital of the EVN Group during a period lasting 18 months, commencing on the day in which the resolution was adopted, and to call in all the shares acquired within the context of the share buyback programme without any further resolutions required by the Annual General Meeting. On July 17, 2008, the Executive Board of the EVN Group decided to exercise this option to buy back the shares. It is intended to repurchase a volume of up to 1,000,000 shares, representing 0.612% of the current share capital, via the Vienna Stock Exchange. The main purpose of the share buyback programme is to improve the supply and demand for the EVN share on the Vienna Stock Exchange, as EVN considers it to be undervalued. However, trading with own shares for profit-making purposes is strictly excluded. The share buyback programme began on July 24, 2008, and will be completed by March 31, 2009 at the latest. As at September 30, 2008, EVN had acquired 278,035 EVN shares (0.17% of the total shares issued) at an average price of EUR 17.10.

The shareholder structure of EVN has not changed in comparison to the preceding year. On the basis of federal and provincial constitutional law requirements, the province of Lower Austria continues to be the major shareholder of EVN AG, with a stake of 51%. Lower Austria's shareholding is formally held via its investment holding, NÖ Landes-Beteiligungsholding GmbH, St. Pölten. On October 23, 2006, the German electricity supplier EnBW Energie Baden-Württemberg announced that its stake in EVN AG exceeded the threshold of 35%. The remaining shares are in free float.

Shareholder structure


<14%
51%
>35%
NÖ Landesbeteiligungsholding GmbH 51%
EnBW >35%
Free float <14%

Dividend policy

EVN's dividend policy is oriented towards achieving a sustainable development of the company and ensuring an increase in shareholder value. Accordingly, the proposed dividends are designed to provide an appropriate return for company shareholders on their invested capital, and simultaneously ensure long-term growth perspectives and fulfil future investment and financing requirements.

EVN generally aims at implementing a step by step dividend increase, depending on the economic development of the company. This capital market oriented approach is reflected in the proposal of the Executive Board to the Annual General Meeting to be held on January 15, 2009 to pay an unchanged dividend of EUR 0.370 per share (taking into account the stock split) for the 2007/08 financial year, despite the lower Group net profit in comparison to the previous year. The resulting dividend yield of 2.5% in conjunction with the above-mentioned decline in value of the EVN share amounts to a total shareholder return of about –31.3% for the period under review. Since the IPO of the EVN share in 1989, the long-term average total shareholder return has been 10.4% per annum.

Total shareholder return


100
80
60
40
20
0
–20
2.3
14.6
1.5
80.7
1.7
11.4
1.7
8.3
2.5
–33.7
30.9.2004
30.9.2005
30.9.2006
30.9.2007
30.9.2008
Share price change in %
Dividend yield in %

EVN bonds

Within the context of implementing a long-term financing structure, EVN issued several corporate bonds in different currencies in past years. A detailed list can be found in the notes to the consolidated financial statements, Note 39. Non-current financial liabilities. In the 2007/08 financial year, the CHF obligation with a nominal interest rate of 3.25% (nominal value: CHF 184m) and the DEM bond with a nominal interest rate of 5.0% were redeemed (nominal value: DEM 224m). The bonds of EVN AG were also not immune to the generally negative development on the secondary market arising from the financial crisis. Accordingly, spreads have significantly expanded.

	Public bonds	Private placements	
EVN bonds	EUR	JPY	CHF
Amount	300m	8 bn	200m
Due date	November 14, 2011	September 1, 2014	June 10, 2009
Maturity (yrs)	10	20	5
Coupon (% p.a.)	5.25	5.20	243
ISIN	XS0140090514	XS0052014114	CH0018703709

Positive credit ratings

Confirmation of ratings

On February 3, 2008, the rating agency Standard & Poor's confirmed EVN's long-established credit rating of „A". However, the outlook was changed from "stable" to "negative". The underlying reason for the long-term „A" rating is EVN's strong financial position, which remains on a solid basis despite the expanded presence of the company in the comparatively risky region of Eastern and South Eastern Europe. The change of the outlook to "negative" is due to the evaluation of the potential projects to be carried out in Albania. In the 2007/08 financial year, Moody's maintained its rating of „A1" (stable outlook). EVN continues to boast a very good credit rating in comparison to other European utility companies.



The EVN share

The EVN share		2007/08	2006/07	2005/06
Share price at the end of September[1]	EUR	14.99	22.63	20.90
Highest price[1]	EUR	23.38	23.87	24.75
Lowest price[1]	EUR	14.39	20.38	16.30
Value of shares traded[2]	EURm	406	411	433
Average daily turnover[1] [2]	Shares	78,054	75,772	87,600
Share of total turnover[2]	%	0.49	0.50	0.77
Market capitalisation at the end of September	EURm	2,451	3,700	3,417

1) Previous years' figures have been adapted in accordance with the stock split in a ratio of 1:4 carried out effective April 17, 2008.
2) Vienna Stock Exchange, counted once

Value added

Value added		2007/08	2006/07	2005/06
Earnings/share[1]	EUR	1.14	1.39	1.36
Dividend/share[1]	EUR	0.370[2]	0.375	0.350
Cash flow/share[1]	EUR	2.61	2.52	2.45
Book value/share[1]	EUR	19.62	18.44	16.85
Price/earnings	x	13.1	16.3	15.4
Price/cash flow	x	5.7	9.0	8.5
Price/book value	x	0.8	1.2	1.2
Dividend yield	%	2.5	1.7	1.7

1) Previous years' figures have been adapted in accordance with the stock split in a ratio of 1:4 carried out effective April 17, 2008.
2) Proposal to the Annual General Meeting

Basic information

Share capital	EUR 300,000,000.00
Denomination	163,525,820 zero par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme, depositary	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's); A, negative (Standard & Poor's)



Investor Relations

Transparent, timely and regular information

Through its extensive investor relations activities, EVN maintains an active and, above all, a regular dialogue with existing and potential investors as well as analysts. The basic principles underlying EVN's investor relations activities are simultaneous, open and comprehensive communications with all capital market participants, a high degree of transparency and pro-active reporting. Numerous opportunities were exploited in the 2007/08 financial year to provide information about the business development and strategy of EVN, within the context of press conferences, conference calls, roadshows and international conferences focusing on the utility sector. In addition to Austrian banks (UniCredit CAIB, Erste Bank and Raiffeisen Centrobank), the international brokerages Société Générale and Sal. Oppenheim accompanied EVN to roadshows.

Information afternoon for private investors

In order to fulfil the wish of shareholders for a more extensive event, an information afternoon for shareholders was held for the first time on the occasion of the presentation of EVN's half-year 2007/08 results, in place of a shareholders' meeting. About 150 private shareholders participated in the event.

The following financial institutions carry out regular analyses of the EVN share:
- **UniCredit CAIB Group (Harald Weghofer), Vienna**
- **Erste Bank (Christoph Schultes), Vienna**
- **Raiffeisen Centrobank (Teresa Schinwald), Vienna**
- **Sal. Oppenheim (Gregor Kirstein), Frankfurt**
- **Société Générale (John Honoré), Paris**

www.investor.evn.at and www.verantwortung.evn.at

The EVN Website is designed to serve as an interactive communications tool. In addition to annual and quarterly reports, capital market announcements, roadshows and analyst presentations, the EVN Website also offers investors recordings of conference calls, online stock exchange information and numerous services tailored to the needs of investors. The Websites www.investor.evn.at and www.verantwortung.at are being continually further developed, and will appear in a new design starting at the beginning of 2009.

Internationally recognised annual report

In September 2008, for the 21st straight year, the Austrian business magazine "trend" honoured the best annual reports published in Austria. The evaluation was carried out in two categories: business reporting and media quality. In the media quality category, EVN improved from 17th place to 7th place among all listed companies in Austria. EVN was rated 6th in the business reporting category and 5th overall. Moreover, the company was awarded the "Corporate Governance" Prize for Excellence bestowed by trend magazine on the grounds of its high degree of transparency in business reporting.

Contact

Information on the Internet:
www.evn.at
www.investor.evn.at
www.verantwortung.evn.at

Investor Relations
Klára Székffy
Telefon:+43 2236 200-12745
Telefax:+43 2236 200-82745
E-Mail: investor.relations@evn.at

Financial calendar 2008/09[1)]

80th AGM	January 15, 2009	Results H1 2008/09	May 28, 2009
Ex-dividend day	January, 20, 2009	Results Q1-3 2008/09	August 27, 2009
Dividend payment	January, 27, 2009	Annual results 2008/09	December 10, 2009
Results Q1 2008/09	February 26, 2009		

1) preliminary



Management report

Legal framework

European energy policy

Contribution of EU members to climate protection

In the year 2007, the European Commission spoke out in favour of implementing an integrated energy and climate protection policy. Within the context of an ambitious climate protection package of measures, it defined binding targets for expanding electricity generation from renewable sources and raising energy efficiency by 2020:
- Reduction of greenhouse gas emissions by at least 20% compared to 1990, or even 30% if a follow-up agreement to the Kyoto Treaty was concluded
- Increase in the share of renewable energy (wind, hydroelectric and solar power, geothermal energy and biomass) as a percentage of total energy consumption from 6% in 2005 to 20%; (the current range is from 0.3% in Malta to 40.0% in Latvia). Austria is ranked fourth in the EU with a 21.2% share, with a level of 34% specified as the future target.
- Rise in energy efficiency: reduction of primary energy consumption by 20% from the base year 1990, and an efficiency improvement by end customers of 9% by 2016

Countries decide on energy mix

The individual member states are entitled to decide on the specific energy mix used to achieve these goals. Nevertheless, according to a study called "Energy Scenarios for Austria to 2020" put together by the Austrian Institute of Economic Studies, any policy decisions should take into consideration that final energy consumption in Austria is expected to rise by 1.1% annually.

Discussion on unbundling of transmission and long-distance power lines

In addition to these guidelines, the EU Commission presented its third liberalisation package of measures designed to strengthen competition and complete the process of establishing a unified internal energy market in September 2007. The regulations foresee far-reaching structural measures. The focal point is the issue whether an "unbundling" on the level of the transmission and long-distance power lines should proceed on the basis of proprietary rights or by creating an independent system network operator. Due to the fact that EVN does not operate any transmission network, the decision made on this issue will not have a major impact on the EVN Group.

Focus on consumer rights

A broad range of potential solutions is being evaluated at present on all other related issues such as the scope of the decoupling of distribution network operators, the level of autonomy and competencies of regulatory authorities, the concentration of competencies in the hands of a national regulatory body, the transparency of market processes, consumer rights, etc. A further body ("London Forum") has been set up to ensure the quick implementation of consumer rights.

The legislative proposals continue to provoke very controversial discussions among EU member states. Final agreement is expected in the course of the 2008/09 financial year. Once this takes place, EVN will be first be able to evaluate the expected impact on the business environment, and the steps required to convert the EU regulations into national laws.

Regulatory environment in Austria

Regulated electricity and gas networks

Incentive regulatory system also for the gas network

An incentive regulatory system was applied to electricity networks at the beginning of 2006 and for gas networks at the beginning of 2008, replacing the previous individual cost evaluation procedures by a multiyear regulatory period. During the regulatory period, which lasts until 2009 for the electricity network and applies to the gas network until 2012, tariff rates develop according to a predefined calculatory model. The incentive regulatory system was developed on a unified basis. It foresees compensation for inflation, adjusted to deduct a general rise in productivity anticipated for all Austrian network operators, as well as an individual deduction for growth in efficiency. The core component of this approach is a national benchmarking system for Austria's electricity network operators, of which EVN ranks among the most efficient providers in respect to both the electricity and gas networks. For this reason, EVN expects a stable development of its electricity and gas network revenues for both regulatory periods.

High network efficiency on the part of EVN

Thanks to its high network efficiency, the tariff assessment process evaluating electricity network tariffs in January 2007 and 2008 did not lead to any lowering of tariffs, thus resulting in an overall stable development of network revenues. However, two tariff rate appraisals for the gas network had an effect on gas network tariffs in the 2007/08 financial year and subsequently on gas network revenues. Based on the former system of an individual cost evaluation procedure, the Austrian regulatory authority required EVN to cut its gas network tariffs by 4.0% effective January 2007. Within the context of the incentive regulatory system, a further 2.0% reduction of gas network tariffs was imposed as of February 1, 2008.

Liberalisation-related customer turnover

Customer turnover in Austria

Since the beginning of the liberalisation process initiated in Austria's electricity and gas markets in the years 2001 and 2002 respectively, a total of 260,000 household customers (6.6%) have switched over to a new electricity provider, and 48,000 (3.8%) have decided in favour of a new gas supplier, according to E-Control, the Austrian regulatory authority. Taking account of commercial and industrial customers, a total of about 470,000 electricity customers (8.4%) and 53,000 gas customers (4.0%) have switched loyalties and are now supplied by different companies.

2nd Eco-Electricity Act

Expansion of eco-electricity to a 15% share by 2015

The 2nd Amendment to the Eco-Electricity Act passed by Austria's Parliament on July 8, 2008 led to major changes in the original eco-electricity regulations. The share of green electricity generated in Austria should be increased to 15% by the year 2015. As a consequence, electricity generation from wind power will have to rise by 700 MW or 1,500 GWh annually, from hydroelectric power by 700 MW or 3,500 GWh p.a. (350 MW or 1,750 GWh from small and medium-sized hydroelectric plants) and from biomass by 100 MW or 600 GWh per year, if it can be demonstrated that the required raw materials are available. Additional annual subsidies to support the start-up of other eco-electricity generating facilities will be raised from EUR 17m to EUR 21m annually, including EUR 2.1m for photovoltaic plants. Due to the fact that several regulations of this law involve subsidies or grants, the European Commission will have to either ratify the new law or not object to its stipulations. The law is expected to take effect by January 1, 2009 at the latest.

CO_2 emission certificates

Considerable financial burden for the purchase of additional CO_2 emission certificates

In 2007, the European Commission evaluated the National Allocation plans applicable for the period 2008–2012 and prescribed an average 6.4% reduction in CO_2 emissions. The allocation of free certificates for CO_2 emissions amounting to 32.8m t per annum was subsequently reduced to 30.33m t. Accordingly, there is more than a 20% gap between the original forecasts of CO_2 emissions and the amount actually allocated by the EU. Austria's electricity industry was allocated 7.70m t annually of CO_2 emission certificates at no charge, of which EVN was granted 1.58m t (NAP I for the period 2005–2007 of 1.45 m t). EVN estimates it will be required to purchase emission certificates for approximately 0.5m to 0.8m t annually in the years to come.

Legal framework in South East Europe

Bulgaria

EVN unbundling successfully completed

In accordance with EU guidelines pertaining to the unified electricity and natural gas markets in Europe, the legal unbundling between network operators and electricity suppliers was implemented as at January 1, 2007. In the second half of 2006, EVN already implemented the unbundling of its network and electricity supply operations, simultaneously merging its two Bulgarian regional electricity supply companies. The subsidiary EVN EP (formerly ERP Plovdiv AD) now serves as the network operator, whereas EVN EC (formerly ERP Stara Zagora AD) is responsible for the sourcing, procurement and distribution of electricity.

Liberalised electricity market faces obstacles

As prescribed by the new energy law, the Bulgarian electricity market was fully liberalised starting on July 1, 2007. However, a competitive market only exists to a very limited extent due to the insufficient volumes available on the free market. In practice, long-term energy supply agreements between producers and the national electricity company NEK stand in the way of actual market liberalisation in the same way as the Bulgarian regulatory authorities have allotted pre-determined electricity distribution volumes to existing supply companies in order to ensure secure energy supplies. Most large customers draw their required electricity from the regulated market segment. Even after the closing of the atomic power plant in Kozloduy, Bulgaria remains a net exporter of electricity.

New five-year regulatory period

Electricity prices in Bulgaria continue to be stipulated by a government commission. Following the initial three-year regulatory period, the new five-year regulatory period took effect on July 1, 2008. In accordance with the legally prescribed unbundling, the basis for the price regulation was changed, which led to an increase of end customer prices for electricity by an average of 14% as of July 1, 2008. Nevertheless, different price rises were carried out for the various supply functions (generation, transmission, system operation, distribution network, end supplier). The highest price hikes were prescribed for the national electricity company NEK and the other electricity producers. The costs presented by EVN for 2009 were not taken into account in the new network tariffs, nor were the new investments and other measures designed to increase energy supply reliability rewarded in any way. In this situation, increasing importance must be attached to the reduction of network losses from the power grid and cutting operating costs as a means of ensuring the profitability of the distribution network.

During the last four years, electricity prices in Bulgaria have rise by close to one-third, but still amount to only about half the level in Western Europe. EVN is cooperating with other electricity supply and distribution companies as well as the regulatory authorities in Bulgaria to develop a modern tariff structure.

Macedonia

Lack of electricity in Macedonia

The electricity market continues to be largely regulated in Macedonia, based on the single buyer model. Two electricity supply companies were spun off from the former nationalised electricity distribution company: ELEM, the largest electricity producer, and the thermal power station TEC Negotino. Up until September 2008, MESPO, the operator of the state power grid, also served as a national energy pool, 80% of which consisted of electricity generated by the state power generating company ELEM and 20% from imported electricity. The subsidiary EVN Macedonia derived almost all of its electricity requirements from this energy pool. On balance, Macedonia is highly dependent upon energy and electricity imports. Despite ongoing hikes in energy costs, price levels continue to be well below the European average.

In September 2008, a new energy law took effect in Macedonia, which will lead to future changes in the conditions underlying energy procurement. ELEM was granted responsibility for managing the national

New energy law in effect

energy pool and is obliged to provide EVN Macedonia with a specified quantity of electricity defined by the regulatory authority on the basis of customer requirements and recognised network losses. Electricity supply volumes exceeding the recognised network losses must be acquired by EVN on wholesale electricity markets, which in turn will lead to higher procurement costs.

New price regulations in preparation

The secondary legislation, in particular related to new price regulations and corresponding market rules, is currently being prepared with the assistance of international advisors. In July 2008, an important development took place on the basis of the approval by the Macedonian regulator on technical network regulations proposed by EVN Macedonia. A major milestone in the improvement of energy supply reliability was achieved on the basis of the new definition of the network access process and transparent cost accounting.

Overall business environment

Global recession could follow financial crisis

The overall business environment of the global economy deteriorated considerably in 2008. In 2007, economic growth already levelled off due to high energy, raw material and food prices. In the middle of 2008, the international financial crisis sparked by the mortgage and financial crisis in the USA further intensified the negative effects of the upward price spiral. The turbulences on the US financial market continued with unrelenting vehemence, and also impacted the European banking sector, causing highly volatile financial markets and a strong rise in corporate refinancing costs. In particular, banks had to partially carry out a massive write off of their credit portfolios. Accordingly, the high growth phase prevailing in recent years has come to an end. As of the end of 2008, it was not possible to reliably estimate the duration of the impending recession.

Economic slowdown in the US and Europe

The economic situation in the eurozone also worsened considerably in the course of the year, as a consequence of the recession in the USA, the significant rise in value of the Euro vis-à-vis the US dollar and the massive raw material price increases. GDP growth forecasts were revised downwards to a range of 1.0% to 1.5% in the eurozone, and is expected to only reach 1.0% in 2009.

Austrian economy grows stronger than the EU average

The Austrian economy expanded by a rate of 3.2% in 2007, with GDP growth of 2.0% expected in 2008 and 0.9% to 1.2% forecast for 2009. The strong export performance of the Austrian economy as well as private consumption slowed down considerably as a result of declining demand and the strong Euro. The investment climate was also dampened by these developments. An average inflation rate of 3.4% is expected in 2008, driven by the broad-based increase in food and energy prices. However, the weakening economy is expected to reduce inflation to 2.3% in 2009. These developments will also affect the labour market. After first signs of job losses in 2008, the unemployment rate is expected to rise considerably in 2009.

Since the year 2000, economic growth in Central and South-eastern Europe has been double the EU growth rate. GDP continued to expand strongly in the first half of 2008, but the global economic downturn also had a negative impact on this region. Average growth in the Central and Eastern European economies is expected to decline from 6.0% in 2007 to 5.0% in 2008 and 4.0%–5.0% in 2009. The forecasts for South-eastern Europe are somewhat more favourable, predicting an expansion of 7.0% in 2008 and 5.0% in 2009.

GDP growth in Bulgaria to surpass 6.0%, 5.0% forecast for Macedonia and 9.0% in Albania

The Bulgarian economy is benefitting from the robust development of its industrial and service sectors as well as a double digit rise increase in investment activity. Bulgaria is expected to post a GDP growth rate of 6.0% in 2008 and 5.8% in 2009. The inflation rate will likely drop to 8.0%, down from 13.0% in 2008. Preliminary forecasts foresee a 5.0% expansion of the Macedonian economy in 2008. Albania is expected to post a GDP growth rate of 9.0% in 2008 and 10.0% in 2009, following 8.0% growth in the previous year. The inflation rate will remain low, at 3.0%, whereas unemployment will continue to be quite high, at 13.0% to 14.0%.

Energy sector environment

		2007/08	2006/07	Change in %
Temperature-related energy demand[1]	%	102	76	26
Crude oil – Brent	EUR/bbl	70.41	49.24	43.0
Gas – GIMP[2]	cent/m³	28.09	21.80	28.9
Coal – API#2[3]	EUR/t	98.84	55.58	77.8
CO_2 certificates (1st/2nd period)	EUR/t	17.92	3.06	–
Electricity – spot market EEX[4]				
Base load	EUR/MWh	63.20	34.69	82.2
Peak load	EUR/MWh	86.58	49.69	74.2
Electricity – forward market[5]				
Base load	EUR/MWh	56.01	53.62	4.5
Peak load	EUR/MWh	79.64	79.88	–0.3

1) Calculated according to the heating degree total in Austria. The base (100%) corresponds to the long-term average value 1997–2006; changes reported in percentage points
2) Gas Import Price (GIMP)
3) ARA notation (Amsterdam, Rotterdam, Antwerp)
4) EEX – European Energy Exchange
5) Average price of the respective quarter forward prices, beginning one year before the particular period of time on the EEX

The business environment in the energy sector has a considerable influence on the business development of the EVN Group. The most important factors, which partly have opposing effects, are described below.

Cold weather drives energy consumption

As measured by the heating degree total, temperatures in the region of Austria supplied by EVN were 1.5% higher in the 2007/08 financial year than the long-term average, whereas the temperatures were 5.2% higher in Macedonia and 1.3% above the long-term average in Bulgaria. The cold weather conditions primarily had an impact on household energy consumption, in particular the demand for gas and heating. In the period under review, EVN chiefly supplied gas and heating to customers in its domestic market of Austria. Based on the acquisition of TEZ Plovdiv, about 40,000 customers in Bulgaria have also been supplied with heating in Bulgaria since the beginning of 2008. Accordingly, gas sales volumes to end customers rose by 20.6% in the 2007/08 financial year, whereas heating sales volumes were up 49.5% year-on-year.

Euro price of crude oil up 43.0%, gas price rise of 28.9%

The price of North Sea crude oil (Brent), the variety of the highest relevance to Europe, climbed 61.9% in the 2007/08 financial year, to USD 106.2 per barrel. At the same time, the value of the euro climbed significantly against the US dollar. As a result, the euro price of crude oil increased 43.0%, to EUR 70.41 compared to the preceding year. Gas procurement costs, linked to the price of crude oil but with a time delay, rose 28.9% during the period under review. Despite this massive price increase, prices charged by EVN to its end customers have remained stable since December 2006.

Price increases for CO_2 emission certificates

The prices for CO_2 emission certificates rose fourfold during the 2007/08 financial year to EUR 17.92 t, from EUR 3.06/t in the preceding year. Against the backdrop of the expiration of the first trading period in 2007, and following the publication of statistics reporting actual emission levels in most EU member states to be below the targeted values, the costs of these CO_2 emission certificates began to drift downwards in 2006, with the trend continuing in 2007, the last year of this trading period. Up until now, CO_2 emission certificate prices for the second regulatory period (2008–2012) have ranged between EUR 15 t and EUR 30 t.

Price for hard coal at record level

In terms of primary energy prices, the prices for hard coal rose the most dramatically, at an average of 77.8%, to EUR 98.84 t. In the last quarter of the 2007/08 financial year, hard coal commanded a record price of EUR 125 t, which can be attributed to the strong demand from Asia and India.

Strong increase in electricity prices

In the 2007/08 financial year, the spot market prices for peak load electricity were up 82.2%, for base load electricity 74.2% above the previous year's level. The 2006/07 financial year had been characterised by a sharp drop in wholesale electricity prices due to declining primary energy costs in connection with the mild winter, and a significant decrease in prices for CO_2 emission certificates. The forward market prices for base load electricity in the respective quarters of 2007/08 were 4.5% higher on average than the comparable values of the preceding year. The development of forward market prices for electricity is the decisive factor influencing EVN's actual electricity procurement cost, due to the fact that EVN already concluded forward contracts in previous quarterly periods.

Rising costs have a negative impact

A summary evaluation of the various influencing factors leads to the following conclusion: price increases for the primary energy sources of crude oil, natural gas and hard coal and increasing prices for CO_2 emission certificates have a negative impact on the business development of the EVN Group. EVN did not pass on these cost increases to end customers in the 2007/08 financial year.

Primary energy price trends (indexed)


380%
330%
280%
230%
180%
130%
80%
Oct 2005
2006
2007
2008
Sep 2008
Coal
Oil
Gas

Electricity price trends (electricity forward market EEX)


210%
190%
170%
150%
130%
110%
90%
Oct 2005
2006
2007
2008
Sep 2008
base load electricity
peak load electricity

Overall business development

Consolidated Financial Statements according to IFRS

These consolidated financial statements were prepared in accordance with the principles of International Financial Reporting Standards (IFRSs, as adopted by the European Union). Compared to the previous year, the consolidation range was expanded by five fully consolidated companies. In particular, the most significant change was the acquisition of the Bulgarian district heating company TEZ Plovdiv in December 2007. All in all, the consolidation range now encompasses – including EVN AG as parent company – a total of 51 fully consolidated companies (previous year: 46) and four companies which are proportionately consolidated (previous year: 4). Moreover, 13 companies are included at equity in the consolidated financial statements (previous year: 12).

Revenue by region
EURm


2,500
2,000
1,500
1,000
500
0
226.6
467.6
1,377.4
209.2
623.9
1,400.1
121.4
754.3
1,521.3
2005/06
2006/07
2007/08
Central and Eastern Europe
South-eastern Europe
Austria

Increase in revenue

In the 2007/08 financial year, EVN raised its total revenue by 7.3%, or EUR 163.9m, to EUR 2,397.0m. In particular, the lower temperatures in comparison to the preceding year, the increased use of EVN's own power plants and the partial upward adjustment of prices in South East Europe led to a rise in sales volumes and thus Energy segment revenue by 12.9%, or EUR 249.6m, to EUR 2,182.3m. The higher revenue in the Energy segment more than compensated for the decline in revenue of the Environmental Services segment by EUR 90.5m to EUR 184.6m, in connection with project acquisition delays. Accordingly, the Energy segment's share of total revenue rose to 91.0%, up from 86.5% in the previous year. Revenue generated outside of the Austrian market rose from EUR 833.0m in 2006/07 to EUR 875.7m in the period under review, which corresponds to a 36.5% share of revenue generated abroad.

Revenue by segment
EURm


2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,761.7
290.1
19.8
1,932.7
275.1
25.3
2,182.3
184.6
30.1
2005/06
2006/07
2007/08
Energy
Environmental Services
Strategic Investments and Other Business

Condensed consolidated income statement	2007/08 EURm	2006/07 EURm	Change EURm	Change %	2005/06 EURm
Energy revenue	2,182.3	1,932.7	249.6	12.9	1,761.7
Environmental Services revenue	184.6	275.1	–90.5	–32.9	290.1
Strategic Investments and Other Business revenue	30.1	25.3	4.8	19.0	19.8
Total revenue	**2,397.0**	**2,233.1**	**163.9**	**7.3**	**2,071.6**
Change in work in progress and own work capitalised	11.8	8.3	3.5	42.4	13.6
Other operating income	50.9	45.6	5.3	11.6	40.7
Electricity purchases and primary energy expenses	–1,375.8	–1,176.1	–199.7	–17.0	–1,042.1
Other materials and services	–281.7	–335.2	53.4	15.9	–316.1
Personnel expenses	–304.4	–288.9	–15.5	–5.4	–263.6
Other operating expenses	–135.3	–136.1	0.8	0.6	–106.6
EBITDA	**362.3**	**350.7**	**11.6**	**3.3**	**397.4**
Depreciation and amortisation	–195.7	–153.3	–42.3	–27.6	–213.0
Results from operating activities (EBIT)	**166.6**	**197.3**	**–30.7**	**–15.6**	**184.4**
Financial results	**68.9**	**90.1**	**–21.3**	**–23.6**	**120.5**
Profit before income tax	**235.5**	**287.4**	**–52.0**	**–18.1**	**304.9**
Income tax expense	–5.6	–28.5	22.8	80.3	–38.1
Net profit for the period	**229.8**	**259.0**	**–29.1**	**–11.2**	**266.8**
Thereof minority interest	42.9	31.9	11.0	34.3	44.9
EVN AG shareholders (Group net profit)	**186.9**	**227.0**	**–40.1**	**–17.7**	**221.9**
Earnings per share in EUR[1]	**1.14**	**1.39**	**–0.25**	**–17.7**	**1.36**

1) The previous years' figures have been adapted to the stock split in a ratio of 1:4 carried out effective April 17, 2008.

Energy prices remained at a high level

The 2007/08 financial year was characterised by a considerable increase in the item "Electricity purchases and primary energy expenses", which rose by 17.0%, or EUR 199.7m. This can be primarily attributed to the massive increase in primary energy prices (oil, gas, coal) and electricity market prices as well as higher sales volumes related to the good cyclical development, particularly in South East Europe. Of this increase, EUR 109.0m is related to increased sales volumes, and EUR 90.7m is the consequence of higher primary and electricity market prices.

Increase of energy procurement expenses: +17.0%

In contrast, the cost of materials and services declined by 15.9%, or EUR 53.4m, which is primarily related to the lower project volume in the Environmental Services segment. During the year under review, maintenance investments decreased in EVN's domestic market of Austria compared to the preceding year, which encompassed scheduled maintenance and repair work on the waste incineration facility in Dürnrohr and a gas turbine in Theiß. However, this lower level of maintenance investments was offset by increased expenditures for reducing network losses in South East Europe.

Decrease of cost of materials and services: –15.9%

Increased efficiency thanks to successful restructuring

In the 2007/08 financial year, the average number of employees totalled 9,342 people, a decline of 2.0% from the previous year, despite higher workforce numbers in Austria and the initial consolidation of TEZ Plovdiv. This development is chiefly related to the ongoing restructuring programme in Bulgaria and Macedonia.

Nevertheless, personnel expenses rose by 5.4%, or EUR 15.5m, to EUR 304.4m, which is chiefly related to the higher employee headcount in Austria and stronger contractually stipulated wage increases mandated by collective agreements.

Increase of personnel expenses: +5.4%

Other operating expenses amounted to EUR 135.3m, slightly below the previous year's figure of EUR 136.1m. A significant decline in costs for network access in Bulgaria was offset by increased write-offs of receivables and by consulting fees.

Improved EBITDA

On balance, EBITDA rose 3.3%, or EUR 11.6m, to EUR 362.3m, despite the difficult business environment. Due to higher revenue growth, the EBITDA margin fell by 0.6 percentage points, to 15.1%.

One-off depreciation effects

Compared to 2006/07, depreciation and amortisation rose 27.6%, or EUR 42.3m, to EUR 195.7m. In addition to the increase in scheduled depreciation of EUR 8.2m, to EUR 183.7m, which is primarily related to ongoing investments, the underlying reason for the overall rise is the extraordinary depreciation resulting from impairment tests. The positive effect of EUR 22.1m in the preceding year as a consequence of reversals of impairment losses for EVN's own power stations is in contrast for the negative profit contribution of –EUR 12.0m in the 2007/08 financial year. This development is related to impairment losses on the distribution network in Bulgaria, which were necessary due to the disadvantageous regulatory framework on the Bulgarian market.

Results from operating activities (EBIT)
EURm


200
180
160
140
120
100
80
60
40
20
0
114.6
131.0
184.4
197.3
166.6
2003/04
2004/05
2005/06
2006/07
2007/08

EBIT by segment
EURm



180
150
120
90
60
30
0
-30
141.6
45.9
-3.2
172.3
38.1
-13.0
155.2
25.4
-13.9
2005/06
2006/07
2007/08
Energy
Environmental Services
Strategic Investments and Other Business

Decline in results from operating activities (EBIT)

Due to the above-mentioned developments, EBIT fell by 15.6%, or EUR 30.7m, to EUR 166.6m. The Energy segment contributed EUR 155.2m, whereas the Environmental Services segment accounted for EUR 25.4m of total EBIT. The Strategic Investments and Other Business segment posted a negative EBIT of –EUR 13.9m.

Development of EBIT 2007/08
EURm



300
250
200
150
100
50
0
197.3
39.6
-42.3
-15.5
0.8
-13.3
166.6
EBIT 2006/07
Contribution margin created by energy segment
Depreciation and amortization
Personnel expenses
Other operating expenses
Other income statement items
EBIT 2007/08

Financial results burdened by negative development on financial markets

Financial results: –23.6%

Income from companies included at equity, which rose EUR 5.9m to EUR 95.7m, as well as the income from other investments, up EUR 4.1m to EUR 41.3m primarily as the result of the higher dividend distributed by Verbundgesellschaft, raised the profit contribution from Group investments by 7.9%, or EUR 10.0m. In contrast, there was a considerable decline in "Interest and other financial results" of EUR 31.3m, to –EUR 68.2m. The increase in interest income on non-current financial assets, related to leasing payments for large projects operated in Moscow, more than compensated for the higher interest expense for non-current financial liabilities, but not the development of other financial results. EVN was not immune to the negative trends on global financial markets. Market value related adjustments in the share prices of investment funds legally stipulated as security holdings for employee-related provisions and securities used for the temporary investment of free liquid funds, negatively impacted earnings in 2007/08. On balance, EVN's financial results declined by 23.6%, or EUR 21.3m, to EUR 68.9m.

Profit before income tax below previous year

Income tax expense: –80.3%

Taking the development of the financial results into account, the profit before income tax fell by 18.1%, or EUR 52.0m, to EUR 235.5m. The total income tax expense amounted to –EUR 5.6m, or EUR 22.8m below the comparable level of the previous year. This is related to corporate tax rate reductions in Bulgaria, Germany and Macedonia. Despite a significant rise in tax-free income from investments in other companies, the main reasons for the lower income tax expense were the decline in the profit before income tax, as well as the one-off effect of EUR 11.0m resulting from a valuation change pertaining to deferred taxes.

For this reason, the decrease in the net profit for the period in the 2007/08 financial year was comparatively more moderate, declining by 11.2%, or EUR 29.1m, to EUR 229.8m. Minority interest, which basically refers to minority shareholders of fully consolidated companies, climbed by EUR 11.0m, to EUR 42.9m, as a result of the positive earnings generated by RAG as well as the earnings improvements achieved in South East Europe.

Group net profit for the 2007/08 financial year was EUR 40.1m, or 17.7% below the preceding year. In the light of the stock split and the buyback of treasury shares in the year under review, earnings per share totalled EUR 1.14, down from EUR 1.39 in 2006/07.

Despite this earnings development, the Executive Board will propose a dividend of EUR 0.370 per share, which comes close to matching the previous year's dividend of EUR 0.375 per share. As a result, the dividend payout ratio will climb to 32.4% (previous year: 27.0%), representing a dividend yield of 2.5% (previous year: 1.7%).

Earnings and dividend per share in EUR


2.0
1.6
1.2
0.8
0.4
0
1.36
0.350
1.39
0.375
1.14
0.370
2005/06
2006/07
2007/08
Earnings/share[1]
Dividends/share[1]

1) The previous years' figures have been adapted to the stock split effective April 17, 2008 in a ratio of 4 for 1.

Development of selected indicators

Key indicators		2007/08	2006/07	2005/06
ROE	%	7.4	9.0	10.6
Average equity	EURm	3,111.6	2,885.3	2,520.7
ROCE	%	6.3	7.1	7.9
Average capital employed	EURm	4,901.8	4,624.6	4,068.8
WACC	%	6.5	6.5	6.5
OpROCE	%	8.7	9.0	10.8
EVA	EURm	71.7	77.5	118.8

The return on equity (ROE) declined to 7.4%, down from the 9.0% in the previous year, which is primarily related to the expected lower Group net profit and the higher average equity level.

Similarly, the return on capital employed (ROCE) was 6.3%, below the comparable figure of 7.1% in the preceding year. Both indicators reflect a rise in the capital base which includes the upward adjustment in value of EVN's shareholding in Verbundgesellschaft, without recognition to profit or loss.

When adjusted for the changed market valuation of EVN's stake in Verbundgesellschaft, the performance indicators for the 2007/08 financial year tell a different story, with the economic value added (EVA) of EUR 71.7m only slightly below the previous year's level, and the return on capital employed (OpROCE) at 8.7%, only a slight drop from 2006/07. During the period under review, the weighted average cost of capital after tax (WACC) of EVN, adjusted for specific corporate and country risks, was 6.5% (previous year: 6.5%).

Significant increase in the balance sheet total

The balance sheet total of EVN rose to EUR 6,636.3m during the period under review, an increase of EUR 374.3m compared to the last balance sheet date. This can be primarily attributed to a considerable increase in non-current assets, which now comprise 86.1% of total assets, up from 82.5% in the previous year. Intangible assets and property, plant and equipment rose due to the acquisition of TEZ Plovdiv as well as through an increase in ongoing investments. The balance sheet items "Companies included at equity" and "Other financial assets" showed an increase as a consequence of EVN's larger indirect stake in RAG and the further increase in value of EVN's shareholding in Verbundgesellschaft, without recognition to profit or loss.

Balance sheet structure
%


100
90
80
70
60
50
40
30
20
10
0
17.5
82.5
13.5
38.4
48.1
13.9
86.1
11.6
40.1
48.3
30.9.2007
30.9.2008
Current assets
Non-current assets
Current liabilities
Non-current liabilities
Equity

Condensed consolidated balance sheet

	30.9.2008 EURm	30.9.2007 EURm	Change EURm	Change %	30.9.2006 EURm
Assets					
Non-current assets					
Intangible assets and property, plant and equipment	2,749.5	2,477.0	272.5	11.0	2,359.3
Companies included at equity and other financial assets	2,365.0	2,073.7	291.3	14.0	1,903.4
Other non-current assets	597.9	615.3	–17.4	-2.8	519.1
	5,712.4	**5,166.0**	**546.4**	**10.6**	**4,781.9**
Current assets	**923.9**	**1,095.9**	**–172.1**	**-15.7**	**1,063.9**
Total assets	**6,636.3**	**6,261.9**	**374.3**	**6.0**	**5,845.8**
Equity and liabilities					
Equity and liabilities					
Equity attributable to EVN AG shareholders	2,975.9	2,788.0	187.9	6.7	2,523.3
Minority interest	232.5	226.7	5.8	2.6	232.7
	3,208.5	**3,014.7**	**193.7**	**6.4**	**2,756.0**
Non-current liabilities					
Non-current loans and borrowings	1,358.9	1,172.6	186.3	15.9	1,397.2
Deferred tax liabilities and non-current provisions	876.4	856.9	19.5	2.3	813.9
Deferred income from network subsidies and other non-current liabilities	420.0	371.0	49.0	13.2	325.9
	2,655.3	**2,400.6**	**254.7**	**10.6**	**2,537.0**
Current liabilities					
Current loans and borrowings	153.9	247.2	–93.3	–37.7	15.3
Miscellaneous current liabilities	618.6	599.4	19.2	3.2	537.6
	772.5	**846.6**	**–74.1**	**-8.8**	**552.8**
Total equity and liabilities	**6,636.3**	**6,261.9**	**374.3**	**6.0**	**5,845.8**

The reduction in current assets by 15.7%, or EUR 172.1m, to EUR 923.9m is primarily the result of the disposal of current securities used as a temporary investment of free liquid funds as the basis for redeeming current loans and borrowings which had become due.

Equity rose by 6.4%, or EUR 193.7m, to EUR 3,208.5m. This development was driven by the current business results and the upward valuation of EVN's investment in Verbundgesellschaft, which was contrasted by the dividend payment for the 2006/07 financial year to EVN AG shareholders totalling EUR 61.3m and to minority interest of EUR 36.4m. All in all, the equity ratio was 48.3%, slightly higher than the previous year's figure of 48.1%.

Non-current liabilities rose 10.6%, or EUR 254.7m, to EUR 2,655.3m, which can be attributed to the increase in non-current loans and borrowings and deferred tax liabilities, related to the upward adjustment in value of EVN's shareholding in Verbundgesellschaft, and a rise in deferred income from network subsidies provided by customers.

As the level of miscellaneous current liabilities remained relatively stable, the decline in total current liabilities is related to the falling level of current loans and borrowings, which primarily encompass the repayment of obligations and bonds.

Net debt

In spite of increased equity, the higher net debt led to a deterioration of gearing by 7.9 percentage points, to 35.3%, which continues to be under the energy sector average.

Scheduled loan repayments of EUR 225.4m

The CHF obligation at a nominal interest rate of 3.25% and the DEM bond at a nominal interest rate of 5.00% in total of EUR 225.4m were redeemed on schedule during the year under review. The refinancing was carried out by drawing upon the existing syndicated credit facility to the amount of EUR 200m. Furthermore, EVN Macedonia AD concluded a EUR 70m line of credit with the European Bank for Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) to finance the investment commitments stipulated in the privatisation agreement. At the balance sheet date, EUR 62.4m of these funds were drawn upon. External loans and borrowings were also used as the basis for financing construction of the third waste incineration line in Dürnrohr. Taking account of the ongoing redemption of existing loans, total non-current loans and borrowings rose by EUR 186.3m, to EUR 1,358.9m.

Net debt		**2007/08 EURm**	2006/07 EURm	Change EURm	Change %	2005/06 EURm
Non-current loans and borrowings		1,358.9	1,172.6	186.3	15.9	1,397.2
Other current liabilities[1]		127.0	225.4	–98.3	–43.6	0.1
Cash and cash equivalents		–94.1	–54.4	–39.8	–73.2	–76.8
Current securities		–136.0	–395.7	259.7	65.6	–282.7
Non-current securities		–102.9	–101.2	–1.6	–1.6	–94.2
Loans receivable		–21.6	–21.4	–0.2	–1.0	–13.6
Net debt		**1,131.3**	**825.3**	**306.0**	**37.1**	**930.0**
Equity		**3,208.5**	**3,014.7**	**193.7**	**6.4**	**2,756.0**
Gearing[2]	%	**35.3**	**27.4**	–	**7.9**	**33.7**

1) Excl. bank overdrafts contained in cash and cash equivalents
2) Changes reported in percentage points

The CHF obligation at a nominal interest rate of 2.43% will be redeemed on June 10, 2009, and is thus recognised at the balance sheet date as current loans and borrowings. Despite this repayment, the liquidity situation of EVN will continue to remain very stable, enabling the company to fulfil the demands arising from its business development in the future. In addition to the cash and cash equivalents at its disposal, EVN can also draw upon a revolving line of credit valid up until 2013, of which EUR 400m had not yet been used as of the balance sheet date.

Development of cash flow

Gross cash flow: +3.5%

Following a significantly higher level of depreciation and amortisation from the previous year, particularly as the result of impairment tests, and as the majority of the negative profit contributions to the financial results arising as a consequence of the global financial crisis were non-cash financial results, total non-cash items in the cash flow climbed considerably , rising 53.3%, or EUR 66.5m, to EUR 191.2m. Accordingly, total gross cash flow was up 3.5%, or EUR 14.5m, to EUR 426.7m, despite the reduced profit before income tax.

Condensed consolidated cash flow statement	2007/08 EURm	2006/07 EURm	Change EURm	Change %	2005/06 EURm
Profit before income tax	235.5	287.4	–52.0	–18.1	304.9
Non-cash items	191.2	124.7	66.5	53.3	130.1
Gross cash flow	**426.7**	**412.1**	**14.5**	**3.5**	**435.0**
Changes to current and non-current balance sheet items	–15.6	–51.7	36.1	69.9	–14.7
Income tax paid	–28.5	–17.6	–10.9	–61.6	–20.6
Net cash flow from operating activities	**382.6**	**342.8**	**39.8**	**11.6**	**399.7**
Changes in intangible assets and property, plant and equipment	–350.4	–206.2	–144.1	–69.9	–210.9
Acquisition of subsidiaries, net of cash paid	–35.0	–	–	–	–227.9
Changes in non-current financial and other assets	–186.8	18.8	–205.7	–	–180.4
Changes in current financial assets	245.4	–107.7	353.2	–	–100.7
Net cash flow from investing activities	**–326.8**	**–295.2**	**–31.6**	**–10.7**	**–719.9**
Net cash flow from financing activities	**–16.0**	**–70.1**	**54.1**	**77.1**	**314.6**
Net change in cash and cash equivalents	**39.8**	**–22.4**	**62.2**	–	**–5.6**
Cash and cash equivalents at the beginning of the period	**54.4**	**76.8**	**–22.4**	**–29.2**	**82.4**
Cash and cash equivalents at the end of the period	**94.1**	**54.4**	**39.8**	**73.2**	**76.8**

Net cash flow from operating activities: +11.6%

On the basis of the far lower increase in working capital compared to the previous year, the net cash flow from operating activities climbed at a much higher rate, rising 11.6%, or EUR 39.8m, to EUR 382.6m, in spite of the higher income tax paid.

The net cash flow from investing activities reached a level of EUR 326.8m, only slightly above the preceding year's level, despite ongoing investments in intangible assets and property, plant and equipment, the acquisition of EVN's shareholdings in TEZ Plovdiv and Fernwärme St. Pölten and the increased indirect stake in RAG. This can be attributed to the fact that these investments were largely financed by the sale of securities. The previous year's figure encompassed the proceeds from the sale of EVN's shareholding in Energie AG Oberösterreich amounting to EUR 177.4m.

Despite the repayment of the two loans in the 2007/08 financial year, total financial liabilities increased at a higher rate than in the previous year, due to the refinancing activities in connection with the syndicated credit facility, and additional project financing agreements. The net cash flow from financing activities rose only slightly as a consequence of the dividend distributed to EVN AG shareholders and to minority interest of fully consolidated companies for the 2006/07 financial year. Accordingly, the net cash flow from financing activities also correspondingly declined, to a cash outflow of EUR 16.0m.

On balance, EVN posted a net change in cash and cash equivalents of EUR 39.8m, which in turn led to an increase in cash and cash equivalents to EUR 94.1m. As at the balance sheet date of September 30, 2008, EVN held EUR 136.0m of current securities (previous year: EUR 395.7m), which in accordance with IFRS were not allocated to cash and cash equivalents. Therefore, the liquidity situation of EVN continues to remain very stable.

As a result of the increased net debt, net debt coverage declined from 50.7% to 41.3%. The interest cover remained at the previous year's level of 5.5, as the interest expense developed similarly to the funds from operations.

Investments in intangible assets and property, plant and equipment

Increased investments in South East Europe

The investments of EVN in intangible assets and property, plant and equipment posted a considerable increase in the 2007/08 financial year, climbing by EUR 137.9m, to EUR 415.6m. A total of EUR 153.2m was designed for the expansion and upgrading of the network infrastructure and electricity meters in South East Europe, in order to further improve energy supply reliability and quality, as well as to reduce network losses from the power grid. The Networks business unit invested EUR 140.0m in Lower Austria, focusing its efforts on the expansion and modernisation of high voltage transmission lines and construction of new transformer stations in the electricity distribution network.

The following chart provides an overview of the most important investment activities:

Investment priorities at EVN EURm	2007/08	2006/07
Generation	**32.3**	**13.1**
Thereof thermal power stations	26.6	12.0
Networks	**140.0**	**104.7**
Thereof electricity network	107.2	81.8
Thereof gas network	27.3	16.3
Supply	**20.6**	**21.0**
Thereof district heating plants	20.5	20.9
South East Europe	**153.2**	**83.2**
Environmental Services	**67.9**	**53.6**
Thereof 3rd waste incineration line in Dürnrohr	39.0	20.0
Thereof combined cycle heat and power plant in Moscow	6.4	13.1
Thereof supra-regional power lines, local networks and wastewater	14.9	17.5
Strategic Investments and Other Business	**1.6**	**2.1**
Total	**415.6**	**277.7**

Structure of EVN investments
in %


100
80
60
40
20
0
0.9
3.8
12.1
14.7
41.1
27.4
0.8
19.3
30.0
7.6
37.7
4.7
0.3
16.3
36.9
5.0
33.7
7.8
2005/06
2006/07
2007/08
Strategic Investments and Other Business
Environmental Services
South East Europe
Energy Supply
Networks
Generation

Human resources

Employee qualifications as a success factor

The EVN Group considers the qualifications and dedication of its 9,342 employees to be the stable basis of its corporate success. Accordingly, the company is strongly committed to investing in ongoing professional training and further education courses, safety measures and the implementation of modern management tools.

Successful integration of employees in South East Europe

In the 2007/08 financial year, expenditure on further training (seminar fees, trainers, e-learning) amounted to about EUR 2.9 million, which corresponds to EUR 314.9 per employee. The slight 2.1% decline compared to the previous year is related to the phasing out of management development programmes in Austria and similar trainings in Bulgaria and Macedonia. Employees spend an average of 11.4 hours on each completed training course. Accordingly, EVN organised 105,765 training hours and 13,308 training days for its employees. In addition to IT courses and specialised instruction, a further focal point of the company's efforts is behavioural training designed to improve the social competence of employees with customers as well as fellow workers.

Improvement of personal working methods

In determining the qualification needs of employees, EVN relies on Group-wide training coordinators who have been serving the company since 2005, serving as an interface between the employees, their superiors and Group Human Resources. They coordinate all internal and external quailfication measures for their respective areas. Since 2005, a practice-oriented training programme for employees and executives has also been implemented. The aim is to improve and enhance personal working techniques, focusing on employees achieving greater job satisfaction, efficiency and effectiveness at the office workplace. Up until now, more than 1,100 employees have been trained in Lower Austria, with further courses planned for the 2008/09 financial year. An ongoing improvement process will consolidate the improvements made over a long-term basis.

Environment and sustainability

Environmental protection and sustainability as permanent features of EVN's corporate strategy

EVN has integrated the responsible use of natural resources as a key aspect of a sustainability-oriented corporate management, and considers this approach as a decisive success factor. By promoting renewable energy sources such as hydroelectric and wind power, biomass and biogas, EVN not only makes a valuable contribution to reducing CO_2 emissions, but also towards reducing the company's dependence on fossil-based primary energy sources. To ensure the highest possible effectiveness of its power generating plants, EVN makes use of state-of-the-art technologies, such as combined cycle heat and power facilities. Almost all of EVN's thermal power stations have been granted an environmental certificate.

On the basis of the existing environmental management system, the environmental protection, occupational health and safety, legal and security demands on the company have been integrated into a unified system. Accordingly, all the required measures to be taken have also been integrated into a unified structure. The next step is to expand this integrated management system to encompass sustainable corporate management.

Risk management

Definition of risk

The EVN Group defines risk as the danger of failing to achieve business objectives due to negative deviations from planned business targets. When evaluating and controlling risks, chances and opportunities are also taken into account.

Risk management process

The overriding goal of EVN's risk management system is the targeted safeguarding of existing and future earnings potential. A centrally managed, two phased risk controlling system provides the responsible employees in the EVN Group with the methods and tools required to identify and evaluate risks. The responsible operative business units communicate their risk positions to the central risk controlling unit, which carries out a cross-divisional assessment, in order to ultimately define suitable measures to minimise risk.

The risk controlling process

Responsible managers in the operative business units report to central risk controlling

- Identification: identification of risks arising from the results of the last risk inventory and the Group's new business activities
- Evaluation & analysis: quantification of risk, aggegration of risks according to different assessment approaches, modelling of profit distribution, preparation of a risk report
- Reporting: risk reports are sent to risk managers at regular intervals. The risk reporting to the Executive Board encompasses two corporate bodies, the Group risk committee and the risk management working committee, which are involved in the evaluation and discussion of risk positions.
- Process review: serves to determine the organisational units to be monitored, in which case a method has been developed to identify those units which must be regularly subject to an explicit risk assessment. At the same time, the company regularly carries out analyses to determine whether the pre-defined methodology applied to identify and evaluate risks needs to be changed in the light of changed conditions.

Risk management and control committees

The Group risk committee presents and discusses the results of the risk reports. It decides on any potential need for action, convenes working groups and authorises them to carry out specified tasks. The Group risk committee is the ultimate authority with the right to adapt the risk management system of the EVN Group in accordance with changes in risk positions. Accordingly, it influences risk policies and the strategic orientation of the company.

In contrast, the risk management work committee is authorised to monitor the proper implementation of the risk controlling mechanisms. It also defines the evaluation methods, specifications and guidelines in respect to the type and scope of official reporting tools. Internal controlling encompasses an examination of risk controlling processes and the implementation of the planned measures.

Certification of the risk management system of the EVN Group by KPMG Austria

The risk management system of the EVN Group has been certified by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, in respect to its effectiveness and quality standards.

Risks based on international expansion

Risk minimisation based on central treasury and ongoing monitoring

The continuing expansion of the EVN Group in Central, Eastern and South East Europe increases earnings but also the risk potential of the company. The expansion in the field of energy procurement and sales focuses on the Bulagrian and Macedonian markets, regularly posing new challenges to the EVN Group.

The EVN Group has been actively doing business in southeast Bulgaria for five years. The related risk potential is primarily in connection with the country's political and regulatory environment, and the macroeconomic development of the country. The most important risk classes encompass profit margin risks in the electricity and district heating businesses, supplier risks in regards to various projects, high personnel fluctuation rates, granting undue advantages or default risk on the part of commercial or private customers.

The risks in Macedonia are primarily related to the political and regulatory environment. Continuous changes in the legal framework and ethnic tensions in the region comprise the most serious challenges, which can only be solved in cooperation with local, regional and national authorities and interest groups. The operational risks involve profit margin risks in the electricity supply business, granting undue advantages, technical and commercial network losses, regulatory guidelines as well as increasing personnel expenses for well qualified specialists.

Hedging instruments for volatile markets

The ongoing expansion of the Environmental Services segment in the Central and Eastern European region, particularly in Russia, increases the risk potential of the EVN Group. The most important risk classes in respect to EVN's business in this region are the prevailing political and regulatory conditions, as well as various aspects of project financing which must be newly evaluated in the light of the international financial crisis and the changed macroeconomic indicators. Increasing financing costs on the part of municipalities, the lack of skilled employees as well as default risk on the part of business partners are the most important individual risks of the Environmental Services segment in the CEE region. Political and economic risks are counteracted by an appropriate hedging strategy, whereas liability rights and right of recourse are ensured on the basis of corporate law.

General risk profile

No existence-threatening risks identified

EVN's risk situation is continually changing as a result of the expansion of the company. Despite the volatile business environment, in particular relating to financing issues and the selection of suitable partners, EVN did not identify any risks whose impact could potentially endanger the existence of the company.

The most important risks for EVN and relevant countermeasures to minimise risk

Market and competitive risks

Profit margin risks

Electricity trading and district heating: non-achievement of profit margins

→ Hedging strategies, diversification of customer segments, longer-term sale of power plant capacities, fixed pricing agreements

Non-recognition of full-costs of network operations in the network tariffs stipulated by regulatory authorities

→ Lobbying with national regulatory authorities and interest groups

Supply risk

Increasing consolidation among equipment suppliers, with the potential to become dependent on individual suppliers

→ Targeted diversification of supplier relationships, long-term contractual service agreements

Project risk

Increasing project costs in building up new production capacities

→ Partnerships, contractual safeguarding of economic parameters as far as possible, external expert reports

Financial risks

Default risk

Inability of business partners to meet payment obligations

→ Group-wide credit limit management system, contractual agreements and guarantees assumed by third parties

Liquidity risk

Inability to redeem financial liabilities on schedule

→ Long-term, centrally managed financial planning, contractual safeguarding of financing requirements

Equity investment risks

Non-fulfillment of profit targets of an equity investment

→ Representation on the Supervisory Board of the equity investment

Interest rate risk

Changes in market interest rates, value changes in variable-interest financial instruments

→ Hedging strategies

Foreign exchange risks

Exchange rate fluctuations for foreign business projects

→ Hedging instruments

Price change risks

Price fluctuations for primary energy sources (Oil, gas, coal and biomass)

→ Diversification of sources, hedging instruments

Uncertain conditions for trading with CO_2 emission certificates in the EU as of 2013

→ Lobbying with national and EU interest groups and regulatory authorities

Operational risks

Personnel risks

Competitive disadvantage due to delayed build up of required expertise

→ Regular internal and external professional training measures, participation in external research projects

Social security for employees: personal damage following accidents at work, retirement from work and loss of personal resources

→ Health care, safety measures, flexible working time models

Infrastructure risks

Commercial network losses

→ Exchange of electricity meters, shutdown of electricity supply in case of default of payment

Technical network losses from the power grid: outdated technologies

→ Promotion of an infrastructure investment programme

Technical complications at own or third party facilities: partially insufficient technical infrastructure in South East Europe

→ Ongoing replacement of outdated equipment

→ Lobbying with local, regional and national authorities in respect to the modernisation of facilities

Legal, political and macroeconomic risks

Third EU Energy Market Package

Unclear impact arising from the separation of distribution and sales

→ Lobbying with authorities, associations and interest groups on a national and international level, preparation of internal organisational and infrastructure measures

Environmental laws

Reduction of limit values in production facilities for electricity and heat

→ Application of state-of-the-art technologies in existing power plants and for new projects, lobbying via regional, national and international interest groups

Regulatory framework in Central and Eastern Europe

Implementation of national and international regulations on a local level

→ Lobbying via local, regional, national and EU-wide interest groups

Other risks

Information dissemination and granting undue advantages

Dissemination of confidential information to third parties and granting undue advantages

→ IT security concepts, access limits for confidential information

Outlook for the 2008/09 financial year

The business success of the EVN Group in the Energy segment depends largely on prices for primary energy and CO_2 emission certificates as well as electricity wholesale prices on the European spot and forwards markets. Moreover, the development of outdoor temperatures has an influence on sales volumes of electricity gas and heat. Despite massive price increases on energy markets, EVN has succeeded in maintaining end customer prices for electricity and gas at a stable level since December 2006, thanks to a successful procurement and sourcing policy. A temporary decline in gas prices was passed on to end customers in the form of a 7% reduction in gas prices in June 2007. However, the price increases on international raw material and energy markets reached such a magnitude that EVN was forced to carry out an upward adjustment in its electricity and gas sales prices in its regional market of Lower Austria effective November 1, 2008. However, these rates charged to end customers will be adjusted in the course of the financial year to reflect reduced primary energy costs.

The projected development of revenue and earnings in the 2008/09 financial year is based on the following factors:

- Due to the current development of primary energy costs and electricity market prices, EVN will increasingly rely on power generated from its thermal power stations in the **Generation business unit**, which will likely lead to higher revenue and earnings.

- On balance, the **Networks business unit** expects a slight rise in overall demand and sales volumes, in the light of both improved household energy efficiency and the greater reliance on EVN's own thermal power stations. EVN does not anticipate any major negative effects on revenue to arise in connection with potential tariff rate changes. Accordingly, earnings are expected to remain stable.

- The **Supply business unit** assumes that there will only be a slight increase in electricity volumes as a result of improved energy efficiency, and a decline in gas volumes due to customer's changeover to other fuels and district heat. Due to the high volatility of the price development on international energy markets, it is likely that the results from operating activities of this business unit in 2008/09 will not match the level achieved in 2007/08.

- The integration of the new subsidiaries in the **South East Europe business unit** will proceed as planned, and should lead to a positive business development. Business in Bulgaria will depend on the success in dealing with upcoming market liberalisation. In Macedonia, an improvement in earnings can only be achieved by increased efficiency and further reducing losses from the power grid due to problematic regulatory conditions and changes in the new energy law.

- The performance of the **Environmental Services segment** is strongly shaped by the project-related nature of this line of business. Revenue and earnings are expected to increase once again in the 2008/09 financial year following a decline in 2007/08. A positive developed is anticipated in the drinking water and wastewater business on the basis of a good level of orders on hand, whereas the acquisition of new large-scale waste incineration projects is first in the planning phase.

- The **Strategic Investments and Other Business segment** will strive to match the results generated in 2007/08, although the overall development of the segment is strongly linked to overall macroeconomic trends.

Stable basis for further growth

If the aforementioned assumptions are accurate, the EVN Group anticipates a strong increase in revenue for the 2008/09 financial year. The results from operating activities should also improve, although, from today's perspective, the performance of the company is unlikely to match the record results of 2006/07. A slight improvement in the financial results could arise assuming a stabilisation of the situation on global money and capital markets, in which case the Group net profit will surpass the level of 2007/08. EVN is also striving to maintain its attractive dividend policy in line with its value-oriented growth strategy.

Perceptible increase in investments planned

The company also plans a significant increase in investments in intangible assets and property, plant and equipment in 2008/09. The large projects being implemented within the context of EVN's energy concept for the Lower Austrian Central Region will proceed at a rapid pace. This project focuses on investments at EVN's facilities in Dürnrohr/Zwentendorf, encompassing an expansion of capacity in the waste incineration plant, the expansion of the power station in Dürnrohr to process heat generated by the biomass and waste incineration facilities, and an extension of the district heating pipeline from Dürnrohr to Sankt Pölten. Large-scale investments will continue in Lower Austria's electricity and gas networks to ensure reliable and secure energy supplies in the face of growing demands. The investment programme to modernise and expand the power grid in South-eastern Europe will continue.

On a more cautionary note, it must be said that the potential development of the EVN Group as described above is not immune to the recessionary effects unleashed by the increasingly intensified financial and economic crisis. Although it can be assumed that the effects on the energy and environmental service industries will not be as far-reaching as for other sectors, earnings of the EVN Group in the 2008/09 financial year could potentially be below expectations.

Maria Enzersdorf, November 20, 2008
EVN AG
Executive Board

Burkhard Hofer
Spokesman of the Executive Board and CEO

Peter Layr

Herbert Pöttschacher

Segment reporting

An overview of business segments and units

Energy	Generation business unit
	Networks business unit
	Supply business unit
	South East Europe business unit
Environmental Services	Water, wastewater and waste incineration
Strategic Investments and Other Business	Strategic and other investments and intra-Group services

Three segments along the lines of the corporate structure

Since October 1, 2005, EVN has used a new segment reporting reflecting the changes in the company's organisational structure. The operational and financial development of the segments is described below. Details pertaining to the strategic orientation and responsibilities of each segment can be found on pages 5ff and 12ff.

Energy segment

The Energy segment consists of the following business units: Generation, Networks, Energy Procurement and Supply (henceforth referred to as "Supply") and South East Europe.

Key energy business indicators	GWh	2007/08	2006/07	Change Nominal	Change %	2005/06
Electricity generation		4,022	3,451	571	16.5	4,556
Thereof thermal power		2,722	2,353	369	15.7	3,517
Thereof renewable energy		1,300	1,099	201	18.3	1,039
Distribution volumes						
Electricity		20,408	19,119	1,289	6.7	16,495
Thereof Austria		7,476	7,247	229	3.2	7,279
Thereof Bulgaria		7,945	7,256	689	9.5	7,229
Thereof Macedonia		4,987	4,616	371	8.0	1,987
Gas[1]		18,818	16,252	2,566	15.8	20,824
Supply volumes to end customers						
Electricity[2]		19,372	18,043	1,329	7.4	15,641
Gas		6,759	5,603	1,156	20.6	7,580
Water[3]		1,362	911	451	49.5	1,067

1) Incl. network sales to EVN power stations.
2) In Bulgaria and Macedonia, energy sales to end customers correspond to distribution volumes at present.
3) Incl. district heating distribution volumes in Bulgaria ("TEZ Plovdiv") as of January 1, 2008.

Operational development

Electricity generation: +16.5%

During the 2007/08 financial year, EVN expanded its total electricity generation to 4,022 GWh, or 16.5% above the comparable level of the preceding year. Power generated from own thermal power stations and from renewable energy sources both contributed to this positive development.

Electricity produced by own thermal power stations rose 15.7% from 2006/07, to 2,722 GWh. This increase can be attributed to the significantly higher spot market prices compared to the previous year, as well as higher demand. For the first time, EVN also made use of electricity generated from its own thermal power stations abroad, though to a very limited extent. The district heating plant TEZ Plovdiv accounted for a 1.5% share of total electricity generation. Thanks to the extremely favourable water flow conditions, electricity generation from renewable energy sources climbed 18.3%, to 1,300 GWh.

Distribution volumes: +6.7%

Electricity distribution volumes of EVN rose 6.7% during the period under review, to 20,408 GWh. In particular, a substantial increase was posted on the Bulgarian and Macedonian markets, where distribution volumes climbed by 9.5% and 8.5% respectively, to 7,945 GWh and 4,987 GWh. Electricity distribution volumes in Austria also increased, though at a considerably lower rate than in Bulgarian and Macedonia, rising 3.2%, to 7,476 GWh. Gas distribution volumes, which generally react more sensitively to weather conditions, were up 15.8%, rising from 16,252 GWh to 18,818 GWh. This development is related to the colder winter temperatures in comparison compared to the preceding year.

Electricity sales volumes: +7.4%

Prevailing weather conditions caused a 7.4% increase in EVN's electricity sales volumes to end customers, to 19,373 GWh. Gas sales volumes in the 2007/08 financial year totalled 6,759 GWh, up 20.6% from the previous year. The development in heating sales volumes is correlative, rising 49.5%, from 911 GWh to 1,362 GWh. This can be primarily attributed to the cold weather and ongoing network expansion, as well as the initial consolidation of the Bulgarian district heating company TEZ Plovdiv for three quarters of the 2007/08 financial year. Heating sales volumes in Austria were up 29.2%, to 1,176 GWh.

Group coverage ratio: 20.8%

In the 2007/08 financial year, 20.8% of the total volume of electricity provided to end customers was generated in EVN's own power plants (previous year: 19.1%). Not taking into account EVN's subsidiaries in South East Europe which do not yet possess any major power generating capacity, the coverage ratio is 60.9% (previous year: 55.9%).

Revenue and earnings development

Revenue: +12.9%

The external revenue of the Energy segment rose to EUR 2,182.3m, an increase of 12.9% year-on-year. This can be primarily attributed to the cold weather conditions as well as the price adjustments carried out in South East Europe business unit.

EBITDA: +8.7%

EBITDA of the Energy segment rose 8.7%, or EUR 26.9m, to EUR 335.9m, which is chiefly related to developments in the energy sector. The rise in EBITDA was made possible by flexible marketing strategies and optimised electricity trading.

Effects of impairment tests in 2007/08: –EUR 12.0m

Impairment tests carried out during the 2007/08 financial year led to impairment losses amounting to EUR 13.4m (previous year: EUR 0.6m), and reversal of impairment losses of EUR 1.4m (previous year: EUR 23.1m). All in all, this resulted in an exceptional negative value adjustment amounting to –EUR 12.0m, compared to a positive effect of EUR 22.5m in the preceding year.

EBIT: –9.9%

Accordingly, EBIT in the Energy segment declined by 9.9%, or EUR 17.1m, to EUR 155.2m. The positive development in the Networks and South East Europe business units could not fully compensate for the considerable decreases posted in the Generation and Supply business units.

Electricity production and sales development
GWh



20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
15,641
4,556
18,043
3,451
19,372
4,022
2005/06
2006/07
2007/08

■ Electricity sales to end customers
□ Electricity production

Energy segment	2007/08 EURm	2006/07 EURm	Change EURm	Change %	2005/06 EURm
External revenue	**2,182.3**	**1,932.7**	**249.6**	**12.9**	**1,761.7**
Intra-Group revenue	15.2	10.7	4.5	42.6	11.3
Operating expenses	–1,861.6	–1,634.5	–227.2	–13.9	–1,439.8
EBITDA	**335.9**	**309.0**	**26.9**	**8.7**	**333.2**
Depreciation and amortisation	–180.7	–136.7	–44.1	–32.2	–191.5
Results from operating activities (EBIT)	**155.2**	**172.3**	**–17.1**	**–9.9**	**141.6**
EBIT margin (%)	7.1	8.9	–1.8	–20.4	8.0
Financial results	–31.1	–24.2	–6.9	–28.4	–12.0
Profit before income tax	**124.1**	**148.1**	**–24.0**	**–16.2**	**129.7**
Total assets	3,421.3	3,006.0	415.3	13.8	2,847.9
Total liabilities	2,240.6	1,929.8	310.9	16.1	1,949.4
Investments	346.1	222.0	124.1	55.9	239.7

Generation business unit

The Generation business unit encompasses the electricity production of EVN derived from thermal production capacities, hydroelectric power, wind and biomass.

Revenue: +6.7%

The 2007/08 financial year was characterised by a sharp increase in spot market prices on electricity exchanges, which was accompanied, and therefore relativised, by a rapid rise in primary energy costs. Due to higher electricity generation levels, revenue of the Generation business unit was up 6.7% in the year under review, to EUR 124.6m.

Generation business unit	2007/08 EURm	2006/07 EURm	Change EURm	Change %	2005/06 EURm
Revenue	124.6	116.7	7.9	6.7	260.9
Results from operating activities (EBIT)	47.9	67.6	–19.7	–29.1	85.6
Profit before income tax	43.6	61.9	–18.3	–29.6	79.6
Investments	32.3	13.1	19.2	–	68.9

EBIT: –29.1%

However, this revenue increase was not reflected in the EBIT of the Generation business unit, which is primarily related to the previous year's reversal of impairment losses at power stations and higher operating expenses, particularly in respect to personnel expenses and the costs of materials and services. EBIT declined 29.1% in the period under review, to EUR 47.9m.

Outlook

Volatile electricity markets

EVN anticipates an increase in its own power generating volumes in the Generation business unit from thermal power stations during the upcoming 2008/09 financial year, due to the current development of primary energy costs and wholesale electricity prices. The coal fired power plant in Duisburg-Walsum, Germany, implemented in cooperation with Evonik Steag GmbH, will commence operations in 2010. Considerable progress to be made in the plant's construction is expected during the 2008/09 financial year. EVN has a 49.0% stake in the project, which is included in the consolidated financial statements at equity. EVN's electricity production will rise significantly following the start-up of this power station. The potential expansion of renewable energy projects (wind power and photovoltaics) in South East Europe is currently being evaluated.

Networks business unit

The Networks business unit primarily encompasses the operation of electricity and gas distribution networks in Austria, as well as EVN's cable TV and telecommunications businesses. Thus, the Networks business unit mainly consists of the companies EVN Netz GmbH and Kabelsignal AG.

Incentive regulations in the gas network

Effective January 1, 2007, the Austrian regulatory authority imposed a mandatory reduction in gas network tariffs by an average of 4.0%. A new tariff rate appraisal carried out in January 2008 did not lead to any lowering of EVN's electricity network tariffs, due to the incentive regulatory system. The incentive regulatory system for the electricity network was extended to gas network tariffs effective February 1, 2008. On the basis of the new regulations, household customers with an average annual consumption of 15,000 KWh will be subject to a reduction of gas network tariffs of about 2.0%. The first adjustment of gas network tariffs based on the new incentive regulatory system is expected to be implemented effective January 1, 2009.

Networks business unit	2007/08 EURm	2006/07 EURm	Change EURm	Change %	2005/06 EURm
Revenue	474.7	448.0	26.7	6.0	467.1
Results from operating activities (EBIT)	58.0	37.9	20.2	53.3	12.5
Profit before income tax	43.1	29.6	13.5	45.7	4.9
Investments	140.0	104.7	35.3	33.7	103.4

Revenue: +6.0%

Due to the increase in electricity distribution volumes by 3.2% and in gas distribution volumes by 15.8%, network revenues rose 7.6%, or EUR 25.6m, to EUR 364.5m, despite the imposed reduction in gas network tariffs. On balance, higher revenue from intra-Group services led to an increase in revenue of the Networks business unit by 6.0%, or EUR 26.7m, to EUR 474.7m, although revenue from cable TV and telecommunications services declined.

EBIT: +53.3%

A slight rise in all operating expense items was more than compensated by the increase in other operating income. As a result, EBIT of the Networks business unit was up 53.3%, or EUR 20.2m, to EUR 58.0m.

Increased investments are primarily related to improvements in energy supply reliability and the expansion of the electricity network. The focal point of the investment programme was the expansion and modernisation of high voltage lines and new transformer station construction.

More stability in earnings due to incentive regulatory system

Outlook

Assuming average temperatures, EVN expects distribution volumes in the electricity and gas networks to remain constant in the 2008/09 financial year, despite improved energy efficiency, particularly in households. The first-time adjustment of gas network tariffs is expected as of January 1, 2009 within the context of the five-year incentive regulatory system which took effect February 1, 2008. The benchmarking process for Austrian gas network operators rated EVN's gas network as being efficient. Accordingly, from a tariff point of view, EVN does not anticipate any major negative effects on gas network revenue. 2009 is the last of the four years comprising the latest regulatory period for electricity networks. Stable electricity network tariffs are expected to result from the tariff rate appraisal to take place in January 2009. All in all, the Networks business unit anticipates a slight rise in total revenue, based on improved household energy efficiency and higher expected power generation from own facilities. Thanks to further network acquisitions, a slight rise in cable TV and telecommunications revenue is conceivable. EVN's electricity networks will be further modernised and expanded as a consequence of new customer installations. On balance, investment volume will likely match the previous year's level, though gas networks investments will be significantly increased.

Supply business unit

The Supply business unit encompasses the sourcing, trading and sale of electricity and gas within EnergieAllianz as well as sale of heat. Retroactive to October 1, 2007, the heating operations of EVN were spun off from EVN AG and bundled into a newly-established company, EVN Wärme GmbH, Maria Enzersdorf, ("EVN Wärme"). The company will be responsible for providing customers with heat, natural gas, combined cycle heat and power, biogas heat, solar energy and other energy sources.

Supply business unit	2007/08 EURm	2006/07 EURm	Change EURm	Change %	2005/06 EURm
Revenue	999.0	925.1	74.0	8.0	628.5
Results from operating activities (EBIT)	32.8	63.6	–30.8	–48.5	26.3
Profit before income tax	43.7	69.6	–25.9	–37.2	35.7
Investments	20.6	21.0	–0.4	–1.8	37.0

Heating sales development
GWh



1,200
1,000
800
600
400
200
0
967
1,033
1,067
911
1,176
2003/04
2004/05
2005/06
2006/07
2007/08

Revenue of the Supply business unit rose 8.0% in the 2007/08 financial year, or EUR 74.0m, to EUR 999.0m. This can be chiefly attributed to a significant weather-related increase in sales volumes, particularly in the gas and heating business, as well as the necessary upward price adjustments carried out on December 1, 2006 on the basis of higher primary energy costs and the passing on of higher additional costs for eco-electricity. However, this development could not be reflected in a corresponding EBIT rise due to constant end customer prices. A massive increase in electricity purchases and primary energy expenses as well as high personnel expenses and depreciation and amortisation were responsible for a decline in the EBIT of the Supply business unit by 48.5%, to EUR 32.8m.

Investment activity of the Supply business unit remained at a high level. For example, construction began on the new district heating transmission pipeline from Dürnrohr to St. Pölten.

Outlook

Electricity sales volumes are only expected to increase slightly as a consequence of improved energy efficiency. In contrast, gas sales volumes are likely to decline somewhat, which is primarily related to the changeover to other fuels and district heat. The upward price adjustments passed on to end customers as of November 1, 2008 will partly compensate for significantly higher energy procurement prices, and thus serve as the basis for a revenue improvement in the electricity and gas businesses. However, EBIT of the Supply business unit could potentially be below the previous year's level, which is chiefly related to the higher level of energy costs on international wholesale markets. Sales volumes in EVN's heating business are expected to remain stable in 2008/09. Current projects will first lead to a significant improvement in heating sales volumes and revenue in the 2009/10 financial year. Investments in the heating business will remain at a high level, driven by the implementation of the district heating pipeline from Dürnrohr to St. Pölten.

Conditions remain challenging

South East Europe business unit

Effective as from December 2007, the South East Europe business unit encompasses the activities of the Bulgarian district heating supplier EVN Bulgaria Toplofikatsia EAD, Plovdiv, Bulgaria, ("TEZ Plovdiv"), in addition to the Bulgarian and Macedonian subsidiaries. For this reason, comparisons with prior year figures may not be very informative.

South East Europe business unit	2007/08 EURm	2006/07 EURm	Change EURm	Change %	2005/06 EURm
Revenue	754.3	623.9	130.4	20.9	467.6
Results from operating activities (EBIT)	16.5	3.3	13.2	–	17.3
Profit before income tax	–6.3	–13.0	6.7	51.6	9.3
Investments	153.2	83.2	70.0	84.1	30.5

The South East Europe business unit generated a 20.9% increase in revenue in the 2007/08 financial year, to EUR 754.3m, which is chiefly related to sales volume increases of 9.5% in Bulgaria and 8.0% in Macedonia, as well as slight price increases passed on to Bulgarian end customers in July 2007 and Macedonian end customers in April 2007.

Revenue: +20.9%
EBIT: +EUR 13.2m

However, positive development was partially offset by a corresponding rise in energy procurement costs. There was a considerable increase in depreciation and amortisation in connection with the investment programme in these markets, exceptional impairment losses resulting from impairment tests in Bulgaria and investments for the maintenance and upgrading programme. In the light of these developments, EBIT still rose significantly, rising EUR 13.2m, to EUR 16.5m, although the previous year was characterised by an adverse effect on operating expenses relating to provisions made for rental costs for network access to third-party power generation facilities.

Outlook

The integration of the subsidiaries in the South East Europe business unit is proceeding quickly and on schedule. Demand for energy is based on economic growth which is significantly higher than the European average. However, the restructuring drive in Bulgaria and Macedonia will require an estimated five to seven years.

Integration on schedule

The Bulgarian economy is expanded at a robust rate, continually posting growth rates of 5.5%, and is considered as an important driver of energy demand. Following the explosive cost rises of 13.0% in the year 2008, double-digit inflation is expected to continue. The inflation-related increase in personnel

Electricity market liberalisation in Bulgaria

expenses will partially be offset by restructuring measures. The full-scale market liberalisation during the 2007/08 financial year poses new challenges to all electricity market participants. The five-year regulatory period which took effect on July 1, 2008 will partly succeed in creating a more stable and calculable business climate, despite an overall market environment which continues to be unsatisfactory. In order to be well-equipped to effectively deal with increased competition and expand its customer base, EVN already established trading companies in the 2006/07 financial year. Increasing demand combined with market liberalisation and required new investments will gradually push up electricity prices closer to the West European average. The restructuring of the district heating company TEZ Plovdiv, which was initially consolidated in the middle of December 2007, is proceeding on schedule. Potential construction of a new cogeneration facility is currently being evaluated.

Few indications of market liberalisation in Macedonia

In Macedonia, a new energy law took effect in September 2008. A change in energy procurement regulation could have a negative impact on future earnings. EVN's subsidiary could make an important contribution to improving energy supply reliability in Macedonia by participating in the revision of the new price regulations and related market rules. An increase in electricity demand is expected in line with the anticipated market recovery and an economic growth rate of 4.5%. The Macedonian electricity market has not shown any indications of being liberalised. For this reason, any improvement in operating results can primarily be achieved by reducing network losses in the power grid and boosting efficiency. In addition to these efforts, the framework for a second voluntary personnel reduction programme is being worked out in cooperation with employee representatives. The investment volume for the maintenance and improvement of the network infrastructure in Macedonia will continue to remain at a high level in the 2008/09 financial year, in accordance with the commitment to fulfilling the investment obligations resulting from the privatisation mandate. This also includes the modernisation and upgrading of 11 own hydroelectric power plants, which will be in full swing until the end of 2009.

Environmental Services segment

Water, wastewater and waste incineration

The Environmental Services segment encompasses the water, wastewater treatment and waste incineration activities of the EVN Group in Lower Austria and in Central and Eastern Europe.

Environmental Services segment	2007/08 EURm	2006/07 EURm	Change EURm	Change %	2005/06 EURm
External revenue	**184.6**	**275.1**	**–90.5**	**–32.9**	**290.1**
Intra-Group revenue	11.2	9.4	1.8	19.2	9.6
Operating expenses	–156.1	–230.6	74.5	32.3	–233.7
EBITDA	**39.6**	**53.8**	**–14.3**	**–26.5**	**66.0**
Depreciation and amortisation	–14.2	–15.8	1.6	10.0	–20.1
Results from operating activities (EBIT)	**25.4**	**38.1**	**–12.7**	**–33.3**	**45.9**
EBIT margin (%)	13.0	13.4	–0.4	–3.1	15.3
Financial results	17.9	13.1	4.9	37.2	–11.1
Profit before income tax	**43.3**	**51.1**	**–7.8**	**–15.3**	**34.9**
Total assets	1,083.8	1,049.5	34.3	3.3	929.9
Total liabilities	801.0	806.9	–5.8	–0.7	761.5
Investments	67.9	53.6	14.3	26.7	9.6

Project-related revenue decline

In the 2007/08 financial year, total revenue in the Environmental Services segment declined by EUR 90.5m, to EUR 184.6m.

Drinking water: large project completed in Moscow

A key reason for this development was the successful completion of a large project to build a waste incineration facility in Moscow, which positively impacted the segment's revenue in the 2006/07 financial year. Various new smaller projects could not compensate for the volume of this project.

Correspondingly, the cost of materials and services from project business also declined. Taking a slight increase in other operating expenses into consideration, EBIT fell by EUR 12.7m, to EUR 25.4m.

Waste incineration; large facility in Moscow completed, capacity expansion initiated on the Austrian market

In contrast, the profit before income tax only decreased by EUR 7.8m, to EUR 43.3m, which is chiefly related to the good development of financial results. Higher interest income derived from leasing payments for the completed drinking water facility in Moscow and the waste incineration plant in Moscow turned over to municipal authorities more than compensated for the lower profit contributions of the project and operating companies for the completed central wastewater treatment plant in Zagreb, serving as the basis for the rise in financial results.

Expansion focuses on new EU member states

WTE succeeded in concluding important projects or initiating new ones in the 2007/08 financial year. In its role as the managing company of a consortium, WTE was awarded the Kielce contract in May 2008, thus enabling it to acquire a further large project in Poland. In January 2008, WTE had already signed an agreement for the construction of the country's largest wastewater treatment plant in Warsaw with a capacity of 300,000 population equivalents. WTE succeeded in winning two new contracts in Lithuania, each within the context of a consortium with local partners. In June 2008, the Anthoupolis wastewater purification plant in the Cypriot capital of Nicosia was opened. WTE is responsible for operating the plant for a period of ten years. In the summer of 2008, WTE completed work on a seawater desalination plant in Budva, Montenegro, which includes a ten-year operational management contract. In October 2008, after the end of the reporting period, WTE was awarded a contract to build a sludge treatment plant in the Lithuanian capital city of Vilnius, with a capacity of 600,000 population equivalents.

Water sales development
m m³


27
26
25
24
23
0
23.7
24.3
25.2
26.0
24.7
2003/04
2004/05
2005/06
2006/07
2007/08

EVN assumed responsibility for supplying the municipalities of Maria Lanzendorf, Langau, Ottenthal and Glinzendorf with drinking water. Accordingly, the number of end customers EVN now directly supplies with drinking water has risen from 30,800 in the previous year to 41,500. The expansion of the third waste incineration line in Dürnrohr began in June 2007, construction is on schedule: Up until September 2008, construction has been finished on the boiler, flue gas purification, bunker and pre-bunker. The expansion of the railway tracks for transport purposes is also proceeding on schedule.

Outlook

Earnings improvement expected based on new projects

Earnings of the Environmental Services segment are strongly shaped by the project-related nature of this business. Following a decline in segment revenue in the 2007/08 financial year, revenue and earnings are expected to increase once again in 2008/09. A positive development in the water and wastewater businesses is expected due to the good level of orders on hand, whereas the acquisition of contracts for additional large projects is first planned in the waste incineration business.

Strategic Investments and Other Business segment

Strategic investments

The Strategic Investments and Other Business segment encompasses the strategic investments of EVN in Verbundgesellschaft, Burgenland Holding AG and RAG-Beteiligungs-AG, as well as other investments which are not considered the core business of the EVN, and which are thus not directly allocated to one of the strategic business units. Moreover, this segment encompasses the intra-Group services provided within the EVN.

Strategic Investments and Other Business segment	2007/08 EURm	2006/07 EURm	Change EURm	Change %	2005/06 EURm
External revenue	**30.1**	**25.3**	**4.8**	**19.0**	**19.8**
Intra-Group revenue	56.8	49.0	7.8	16.0	48.5
Operating expenses	–99.1	–85.8	–13.3	–15.5	–69.5
EBITDA	**–12.1**	**–11.5**	**–0.6**	**–5.6**	**–1.1**
Depreciation and amortisation	–1.8	–1.6	–0.3	–16.4	–2.1
Results from operating activities (EBIT)	**–13.9**	**–13.0**	**–0.9**	**–6.9**	**–3.2**
EBIT margin (%)	–16.0	–17.6	1.5	8.6	–4.7
Financial results	87.3	110.3	–22.9	–20.8	151.0
Profit before income tax	**73.4**	**97.2**	**–23.8**	**–24.5**	**147.9**
Total assets	3,136.7	3,005.9	130.9	4.4	2,880.6
Total liabilities	1,303.6	1,221.8	81.7	6.7	1,149.7
Investments	1.6	2.1	–0.5	–24.5	2.2

Segment results

Decline in financial results based on global financial crisis

Despite the increase in profit contributions from companies included at equity, particularly RAG, and the higher dividend distributed by Verbundgesellschaft, and in the light of stable interest income, the financial results of the Strategic Investments and Other Business segment declined significantly, falling 20.8%, or EUR 22.9m, to EUR 87.3m. This is chiefly related to the negative profit contributions in connection with the development of investment funds and investments of current liquidity in securities, corresponding to the overall negative trend on global financial markets.

Taking account of the negative EBIT caused by expenses in connection with central departments providing intra-Group services, profit before income tax amounted to EUR 73.4m, a decline of 24.5%, or EUR 23.8m, compared to the previous year.

Outlook

Following the crisis on financial markets and in the banking sector, which had a negative impact on the financial results of the Strategic Investments and Other Business segment in 2007/08, EVN expects a corresponding recovery to take place in the 2008/09 financial year. The positive development of the strategic investments is expected to continue, which in turn will lead to increased earnings.

Consolidated Financial Statements 2007/08

According to International Financial Reporting Standards

Consolidated Balance Sheet

	Note[1]	30.9.2008 TEUR	30.9.2007 TEUR
Assets			
Non-current assets			
Intangible assets	24	357,549.5	327,857.2
Property, plant and equipment	25	2,391,972.3	2,149,128.1
Companies included at equity	26	641,490.1	460,310.7
Other financial assets	27	1,723,504.2	1,613,362.0
Deferred tax assets	40	912.0	1,032.4
Other non-current assets	28	596,987.2	614,303.8
		5,712,415.3	**5,165,994.3**
Current assets			
Inventories	29	97,551.7	84,127.5
Current receivables and other current assets	30	569,376.3	539,900.1
Cash and cash equivalents	31	256,932.5	471,904.1
		923,860.5	**1,095,931.6**
Total assets		**6,636,275.7**	**6,261,925.9**
Equity and liabilities			
Equity			
Equity attributable to EVN AG shareholders	32–37	2,975,927.3	2,788,012.5
Minority interest	38	232,532.3	226,720.8
		3,208,459.6	**3,014,733.3**
Non-current liabilities			
Non-current loans and borrowings	39	1,358,888.1	1,172,612.3
Deferred tax liabilities	40	420,022.5	399,807.9
Non-current provisions	41	456,363.3	457,122.7
Deferred income from network subsidies	42	354,322.2	324,041.4
Other non-current liabilities	43	65,684.4	46,968.7
		2,655,280.3	**2,400,553.0**
Current liabilities			
Current loans and borrowings	44	153,904.0	247,233.6
Taxes payable	45	60,479.4	58,870.5
Trade payables	46	283,695.6	297,980.0
Current provisions	47	96,410.8	92,956.6
Other current liabilities	48	178,045.9	149,598.9
		772,535.8	**846,639.6**
Total equity and liabilities		**6,636,275.7**	**6,261,925.9**

1) The following notes to the financial statements form an integral part of this consolidated balance sheet.

Consolidated Income Statement

	Note[1]	2007/08 TEUR	2006/07 TEUR
Revenue	49	2,397,001.9	2,233,124.3
Change in work in progress		–1,745.8	–5,098.3
Own work capitalised		13,500.9	13,353.7
Other operating income	50	50,863.8	45,585.5
Cost of materials and services	51	–1,657,571.5	–1,511,279.0
Personnel expenses	52	–304,436.8	–288,893.2
Depreciation and amortisation	53	–195,681.3	–153,339.9
Other operating expenses	54	–135,326.7	–136,138.3
Results from operating activities (EBIT)		**166,604.3**	**197,314.9**
Income from companies included at equity	55	95,721.2	89,844.7
Income from other investments	56	41,307.0	37,160.6
Interest income	57	49,934.1	31,467.0
Interest expense	57	–84,921.3	–75,835.0
Other financial results	57	–33,186.2	7,487.9
Financial results		**68,854.8**	**90,125.3**
Profit before income tax		**235,459.2**	**287,440.2**
Income tax expense	58	–5,616.2	–28,462.2
Net profit for the period		**229,843.0**	**258,978.0**
Thereof			
Profit attributable to Minority interest		42,906.1	31,948.3
Profit attributable to EVN AG shareholders (Group net profit)		186,936.8	227,029.7
Earnings per share in EUR[2]	59	1.14	1.39[3]
Dividend per share in EUR		0.370[4]	0.375[3]

1) The following notes to the financial statements form an integral part of this consolidated income statement.
2) There is no difference between undiluted and diluted earnings per share.
3) The previous year's figures have been adapted to the stock split effective April 17, 2008 in a ratio of 4 for 1.
4) Proposal to the Annual General Meeting

Consolidated Cash Flow Statement

TEUR	2007/08	2006/07
Profit before income tax	**235,459.2**	**287,440.2**
+ Depreciation and amortisation and impairment losses	195,681.3	153,339.9
– Non-cash share of income from companies included at equity	–1,621.4	–10,205.4
– Gains/+ losses from foreign exchange translation	–69.3	–105.0
+/– Other non-cash financial results	29,671.8	–5,644.4
– Release of deferred income from network subsidies	–29,507.6	–27,835.1
– Gains/+ losses on the disposal of non-current assets	–840.2	–331.4
+ Increase/– decrease in non-current provisions	–2,115.3	15,482.2
Gross cash flow	**426,658.4**	**412,140.9**
– increase/+ decrease in current inventories and receivables	–60,927.1	– 89,812.1
+ Increase/– decrease in current provisions	3,348.9	–9,623.2
+ Increase/– decrease in trade payables and other liabilities	41,999.6	47,747.4
– Income tax paid	–28,487.0	–17,623.6
Net cash flow from operating activities	**382,592.7**	**342,829.4**
+ Proceeds from the disposal of intangible assets and property, plant and equipment	5,270.2	2,675.4
+ Proceeds from network subsidies	59,191.1	64,419.0
+ Proceeds from the disposal of financial assets and other non-current assets	46,859.0	201,943.8
+ Proceeds from the disposal of current financial assets[1)]	352,423.2	81,513.9
– Acquisitin of subsidiaries, net of cash acquired	–35,021.9	–
– Acquisition of intangible assets and property, plant and equipment	–414,816.8	–273,341.9
– Acquisition of non-current financial and other assets	–233,723.0	–183,122.0
– Acquisition of current financial assets[1)]	–107,001.5	–189,244.1
Net cash flow from investing activities	**–326,819.7**	**–295,155.9**
– Dividends paid by EVN AG	–61,322.2	–57,234.0
– Dividends paid to minority shareholders of fully consolidated companies	–36,420.7	–35,147.0
– Buyback of treasury shares	–4,753.9	–
+ Increase in financial liabilities	404,183.4	128,268.3
– Decrease in financial liabilities	–317,712.7	–106,002.3
Net cash flow from financing activities	**–16,026.1**	**–70,115.0**
Net change in cash and cash equivalents	**39,747.0**	**–22,441.4**
Net change in cash and cash equivalents[1)]		
Cash and cash equivalents at the beginning of the period	54,356.0	76,797.4
Currency translation adjustment	14.5	–
Cash and cash equivalents at the end of the period	94,117.5	54,356.0
Net change in cash and cash equivalents	**39,747.0**	**–22,441.4**

1) Changes in securities are reported under these items in cases where the securities are used for the investment of surplus liquidity, but do not meet the IFRS criteria for reporting as cash equivalents. See note 60. Cash flow statement.

Changes in Consolidated Equity Statement

TEUR	Share capital	Share premium	Retained earnings	Revaluation reserve according to IFRS 3	Valuation reserve according to IAS 39	Currency translation reserve	Treasury shares	EVN AG shareholders	Minority interest	Total
Balance on 30.9.2006	**99,069.4**	**309,361.9**	**1,255,634.2**	**7,050.6**	**851,897.6**	**262.4**	**–**	**2,523,276.1**	**232,676.8**	**2,755,952.9**
After-tax gains (+) or losses (–) recognised directly in equity from...										
Currency translation adjustment	–	–	–	–	–	842.0	–	842.0	–	842.0
Market valuation of securities	–	–	–	–	69,369.6	–	–	69,369.6	–	69,369.6
Cash flow hedges	–	–	–	–	16,806.9	–	–	16,806.9	–	16,806.9
Companies included at equity	–	–	–	–	7,886.5	–	–	7,886.5	–786.8	7,099.7
Other changes	–	–	35.8	–	–	–	–	35.8	–36.0	–0.1
Total after-tax gains (+) or losses (–) recognised directly in equity	–	–	**35.8**	–	**94,063.0**	**842.0**	–	**94,940.8**	**–822.7**	**94,118.0**
Net profit for the period 2006/07	–	–	227,029.7	–	–	–	–	227,029.7	31,948.3	258,978.0
Total result for the period	–	–	**227,065.5**	–	**94,063.0**	**842.0**		**321,970.5**	**31,125.5**	**353,096.0**
Dividends 2005/06	–	–	–57,234.0	–	–	–	–	–57,234.0	–35,147.0	–92,381.1
Business combinations of fully consolidated companies	–	–	–	–	–	–	–	–	–1,934.5	–1,934.5
Balance on 30.9.2007	**99,069.4**	**309,361.9**	**1,425,465.7**	**7,050.6**	**945,960.7**	**1,104.4**	**–**	**2,788,012.5**	**226,720.8**	**3,014,733.3**
After-tax gains (+) or losses (–) recognised directly in equity from ...										
Currency translation adjustment	–	–	–	–	–	1,032.3	–	1,032.3	–	1,032.3
Market valuation of securities	–	–	–	–	81,097.5	–	–	81,097.5	–	81,097.5
Cash flow hedges	–	–	–	–	–7,502.8	–	–	–7,502.8	–	–7,502.8
Companies included at equity	–	–	–	–	–7,573.2	–	–	–7,573.2	–673.9	–8,247.1
Total after-tax gains (+) or losses (–) recognised directly in equity	–	–	–	–	**66,021.4**	**1,032.3**	–	**67,053.8**	**–673.9**	**66,379.9**
Net profit for the period 2007/08[1]	–	–	186,936.8	–	–	–	–	186,936.8	42,906.1	229,843.0
Total result for the period	–	–	**186,936.8**	–	**66,021.4**	**1,032.3**	–	**253,990.6**	**42,232.3**	**296,222.8**
Capital increase from non-appropriated reserves	200,930.6	–200,930.6	–	–	–	–	–	–	–	–
Buyback of treasury shares	–	–	–	–	–	–	–4,753.9	–4,753.9		–4,753.9
Dividends 2006/07	–	–	–61,322.2	–	–	–	–	–61,322.2	–36,420.7	–97,742.9
Balance on 30.9.2008	**300,000.0**	**108,431.3**	**1,551,080.5**	**7,050.6**	**1,011,982.0**	**2,136.7**	**–4,753.9**	**2,975,927.3**	**232,532.3**	**3,208,459.6**

1) Proposal to the Annual General Meeting: a dividend payout of EUR 0.370 per share from the Group net profit for the period.

Notes

Basis of Preparation

1. General

EVN AG as the parent company of the EVN Group ("EVN") is a leading listed Austrian energy and environmental services provider, which is headquartered at EVN Platz, A-2344 Maria Enzersdorf, Austria. The business operations of the company focus on the fields of energy supply and environmental services (see note 61. Segment reporting).

In addition to providing services to its domestic market in the province of Lower Austria, "EVN" has been able to strongly position itself in the energy industry of Bulgaria and Macedonia. "EVN" successfully provides customers in fourteen countries with water supply, wastewater treatment and waste incineration services via its subsidiaries.

The consolidated financial statements are prepared as of the balance sheet date of the parent company. The financial year of the parent company encompasses the period from October 1 to September 30.

The consolidated financial statements are prepared on the basis of uniform accounting policies. If the balance sheet dates of consolidated companies are different, interim financial statements are prepared which reflect the balance sheet date of the "EVN". The interim financial statements of all domestic and foreign companies included in the consolidated financial statements, which were subject to a statutory audit or voluntarily submitted to such an examination, were audited by independent public accountants in accordance with International Financial Reporting Standards (IFRSs).

Certain items on the balance sheet and income statement are grouped together in order to achieve a more understandable and clearly structured presentation. In the notes, these positions are itemised individually and explained according to the principle of materiality.

In order to improve clarity and comparability, the amounts in the consolidated financial statements are generally shown in thousands of euros, unless otherwise noted. Immaterial mathematical differences may arise from the rounding of individual items or percentage rates.

The income statement is prepared in accordance with the Austrian method under which "total costs" are shown.

2. Reporting in accordance with International Financial Reporting Standards

Pursuant to § 245a Austrian Commercial Code, the consolidated financial statements were prepared in accordance with the current guidelines set forth in IFRSs issued by the International Accoutning Standards Board (IASB) as well as the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) that were applicable as of the balance sheet date and adopted by the European Union (EU).

The following standards or interpretations were applied for the first time for the 2007/08 financial year:

2. Standards applied for the first time	Effective[1]
New standards/Interpretations	
IFRS 7 Financial Instruments: Disclosure	January 1, 2007
IFRIC 10 Interim Financial Accounting and Impairment	November 1, 2006
IFRIC 11 Group and Treasury Share Transactions according to IFRS 2	March 1, 2007
Revised standards/Interpretations	
IAS 1 Presentation of Financial Statements	January 1, 2007
IAS 32 Financial Instruments: Presentation	January 1, 2007
IFRS 7 Financial Instruments: Disclosure	July 1, 2008
IAS 39 Financial Instruments: Recognition and Measurement	July 1, 2008

1) In accordance with the Official Journal of the EU, these standards are to be applied beginning with the financial year that starts on or after the date on which the standards become binding.

The initial application of IAS 1 and IFRS 7 requires additional notes to be included. The first time application of the other above-mentioned standards and interpretations does not have any material effect on the consolidated financial statements of the "EVN".

The following standards and interpretations were approved by the IASB up to the date on which the consolidated financial statements were prepared, and have been partially accepted by the EU and published in the Official Journal of the European Union:

2. Standards which are not yet effective	Effective
New standards/Interpretations	
IFRS 8 Operating Segments[1]	January 1, 2009
IFRIC 12 Service Concession Arrangements[2]	January 1, 2008
IFRIC 13 Customer Loyalty Programmes[2]	July 1, 2008
IFRIC 14 The Limit on Defined Benefit Asset Minimum Funding Requirements and Their Interaction[2]	January 1, 2008
IFRIC 15 Agreements for the Construction of Real Estate[2]	January 1, 2009
IFRIC 16 Hedges of a Net Investment in a Foreign Operation[2]	October 10, 2008
Revised standards/Interpretations	
IAS 1 Presentation of Financial Statements[3]	January 1, 2009
IAS 23 Borrowing Costs[2]	January 1, 2009
IAS 27 Consolidated and Separate Financial Statements[2]	January/July 1, 2009
IAS 32 Financial Instruments: Disclosure and Presentation[2]	January 1, 2009
IAS 39 Financial Instruments: Recognition and Measurement[2]	July 1, 2009
IFRS 1 First-Time Adoption of International Financial Reporting Standards[2]	January 1, 2009
IFRS 2 Share-based Payments[2]	January 1, 2009
IFRS 3 Business Combinations[2]	July 1, 2009

1) In accordance with the Official Journal of the EU, these standards are to be applied beginning with the financial year that starts on or after the date on which the standards become binding.

2) In accordance with IASB standards not yet approved by the EU must be applied beginning with the financial year that starts on or after the date on which the standards become binding.

3) There were several changes which have only been partially accepted by the EU up until now. In respect to when they take effect, please refer to the section "Reporting in accordance with IFRS" on pages 128ff.

New or revised standards and interpretations will not be applied by "EVN" on a premature basis. For detailed information on the above mentioned standards and interpretations, please refer to the section "Reporting in accordance with IFRS" on pages 128ff.

Basis of Consolidation

3. Consolidation methods

The consolidation is carried out by offsetting the acquisition cost against the revalued net assets of the subsidiary on the date of acquisition.

In accordance with IFRS 3, the identifiable assets, liabilities and contingent liabilities are reported at their full fair value, irrespective of any minority interest. Intangible assets must be presented separately from goodwill, if it can be demonstrated that they are separable from the entity or arise from contractual or other legal rights. In applying this method, restructuring provisions may not be recognised separately within the context of the purchase price allocation. Any remaining unallocated acquisition costs, which compensate the divesting company for market opportunities or developmental potential that has not been clearly identified, are recorded as goodwill in the local currency in the relevant segment. If the interest in the fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the gain is recognised immediately in profit or loss after a reassessment of the measurement. Any undisclosed reserves or obligations are carried forward in proportion to the related assets and liabilities during the subsequent consolidation.

In cases where "EVN" acquires additional shares in a company in which it already holds a controlling interest, the difference between the purchase price and the proportional share of equity is reported as a fair value adjustment. Any remaining difference is reported as goodwill.

The consolidated financial statements encompass the business activities of those companies in which EVN AG, directly or indirectly, holds a majority of the voting rights (subsidiaries) or, if it has control, when it is the primary beneficiary of any economic benefit arising from the business operations of these companies, or if it must bear most of the risks. This is usually the case when the voting rights exceed 50.0%.

The initial consolidation of a company is carried out as of the acquisition date. The consolidation of joint venture companies (joint management together with one or more companies outside the "EVN") is carried out on a proportionate basis, according to the same principles outlined above.

The following overview documents the main positions reported on the balance sheet and income statement of the joint ventures that are consolidated on a proportionate basis:

3. Key positions of jointly controlled entities TEUR	2007/08	2006/07
Balance sheet		
Non-current assets	16,024.7	3,143.0
Current assets	301,634.0	230,629.4
Non-current liabilities	4,983.7	5,118.9
Current liabilities	246,362.9	128,850.4
Income statement		
Revenue	776,082.7	616,849.6
Operating expenses	–749,640.6	–576,516.2
Depreciation and amortisation	–319.0	–197.9
Results from operating activities (EBIT)	26,123.1	40,135.5
Financial results	3,552.7	1,365.9
Profits before income tax	29,675.8	41,501.4

The same basic principles applied to fully consolidated companies are also applied to associates included at equity. The financial statements of the companies included in the consolidated financial statements at equity are based on uniform accounting policies.

Subsidiaries, joint venture companies or associated companies are not consolidated if their influence on the assets, liabilities, financial position and profit and loss is considered to be immaterial, either individually or in total. These companies are reported at fair value, which generally corresponds to amortised cost. In order to assess the materiality of an investment, the balance sheet, non-current assets, proportional equity and external revenues are considered in relation to Group totals. The companies consolidated on the basis of these criteria account for more than 98% of the respective totals.

The consolidation procedure for profit and loss considers the effects on income taxes as well as the recognition of deferred taxes.

Intragroup balances, expenses and income as well as intragroup profits arising in companies that are included using full or proportionate consolidation are eliminated if they are not immaterial.

Impairment losses and reversals thereon to investments in subsidiaries, which are included in the individual financial statements, are eliminated in preparing the consolidated financial statements.

4. Consolidation range

The consolidation range is established in accordance with the requirements of IAS 27. Accordingly, 25 domestic subsidiaries (previous year: 23) – including EVN AG as parent company – and 26 foreign subsidiaries (previous year: 23) were fully consolidated.

A total of 28 affiliated companies (previous year: 25) were not consolidated due to their immaterial influence on the assets, financial position and profitability of the Group.

The sub-group financial statements of EnergieAllianz Austria GmbH, Vienna, ("EAA"), are included on a proportionate basis. "EVN" now holds a 45.0% interest in the financial statements of the sub-group, which is comprised of "EAA", Switch Energievertriebsgesellschaft m.b.H., Salzburg, and Naturkraft Energievertriebsgesellschaft mbH, Vienna.

EVN Energievertrieb GmbH & Co KG, Maria Enzersdorf, which is wholly owned by "EVN", is consolidated on a proportionate basis because of a specific contractual agreement.

The fully consolidated company RAG-Beteiligungs-Aktiengesellschaft, Maria Enzersdorf, ("RBG"), in which "EVN" owns a 50.05% stake, has a 75.0% interest in Rohöl-Aufsuchungs Aktiengesellschaft, Vienna, ("RAG"). In the 1st quarter of 2007/08, EVN acquired additional shares in "RAG" via EESU Holding GmbH, Vienna, ("EESU Holding"), in which "EVN" has a 49.95% interest and is thus included at equity. Accordingly, "EVN" now has an indirect majority shareholding of 50.03% of "RAG". However, "RAG" will continue to be included at equity. This is due to a contractual stipulation, which does not permit "EVN" to exert a controlling influence on the company.

EconGas GmbH, Vienna, ("EconGas"), in which EVN AG has a 15.7% interest, is included at equity due to a special clause in the contractual agreement that allows "EVN" to exert significant influence on the company.

An overview of the companies included in the consolidated financial statements is provided in the notes to the consolidated financial statements, starting on page 124 under "EVN Group investments". The consolidation range (including EVN AG as parent company) developed as follows during the reporting period:

4. Changes in the consolidation range	Full consolidation	Proportionate consolidation	Equity method	Total
30.9.2006	43	4	13	60
Start-Ups/Initial consolidation	4	–	2	6
Deconsolidation	–1	–	–3	–4
30.9.2007	46	4	12	62
Mergers/Contribution of assets	1	–	–	1
Start-Ups/Initial consolidation	4	–	1	5
30.9.2008	51	4	13	68
Thereof foreign companies	26	–	3	29

Business combinations

Within the Bulgarian supply territory of "EVN", EVN Bulgaria Toplofikatsia EAD, Plovdiv, Bulgaria, ("TEZ Plovdiv"), was entirely acquired. It is Bulgaria's second largest district heating company and operates a total of five heat generation facilities, with a total heat generation capacity of 1,259 MW thermally and 85 MW electrically. Initial consolidation was on December 14, 2007. The purchase price, including ancillary acquisition costs, amounted to TEUR 35,177.2.

The evaluation of the value of the property, plant and equipment has not yet been concluded. For this reason, it has been determined that the business combination and the related initial consolidation have the following preliminary effects at Fair Value on the consolidated balance sheet:

4. Impact of business combination	TEUR 2007/08[1]
Non-current assets	35,259.5
Current assets	6,258.1
	41,517.6
Equity	25,552.8
Non-current liabilities	5,769.2
Current liabilities	10,195.6
	41,517.6

1) No business combinations took place in the 2006/07 financial year.

The privatisation agreement concluded in connection with the acquisition of the two Bulgarian electricity supply companies in 2004/05 included a provision for the acquisition of the electricity distribution assets of the local operating company Sunny Beach AD, Bulgaria, ("Sunny Beach"), in which the Republic of Bulgaria owned a qualified majority, by EVN AG or its Bulgarian electricity supply subsidiaries. An agreement with the Republic of Bulgaria was reached in October 2007, in which the electricity distribution assets were transferred to the Bulgarian network company of "EVN" in accordance with the stipulations of the privatisation agreement. As a result, the acquisition cost and the resulting goodwill were retroactively increased by TEUR 14,128.8.

Start-ups/initial consolidations

EVN Projektmanagement GmbH, Maria Enzersdorf, a fully-owned subsidiary of "EVN", was established in October 2007 for the purpose of building a pyrolysis facility for the gasification of biomass on the premises of the coal fired power plant in Dürnrohr.

Effective from January 2008, "EVN" acquired a 49.0% stake in Fernwärme St. Pölten GmbH, St. Pölten, ("Fernwärme St. Pölten"), in which the district heating activities of the municipal utility company St. Pöltener Stadtwerke were spun-off. The company is included at equity.

Retroactive to October 1, 2007, the heating operations of "EVN" were spun off from EVN AG and bundled into a newly-established company, EVN Wärme GmbH, Maria Enzersdorf, ("EVN Wärme"). The company will be responsible for providing customers with heat, natural gas, combined cycle heat and power, biogas heat, solar energy and other energy sources. The spinning off of the heating activities in the new company will not lead to any changes in the consolidated financial statements, due to the fact that "EVN Wärme" is fully consolidated. As a consequence, business volumes will be fully reported in the Group as in the past.

In April 2008, the project company WTE desalinizacija morske vode d.o.o. – Budva, Budva, Montenegro, ("WTE Budva"), was founded for the purpose of planning, constructing, financing and operating the local seawater desalination facility.

In June 2008, OAO WTE Süd-Ost, Moscow, Russia, was established, in which "EVN" has a 100% stake. The company serves as the property and management company for the sodium hypochlorite facility located on the premises of the large Ljuberzy wastewater purification plant in Moscow.

5. Foreign currency translation

The subsidiaries of "EVN" report transactions in foreign currencies at the average exchange rate in effect on the date of the relevant transaction. Assets and liabilities denominated in foreign currencies are translated at the average exchange rate on the balance sheet date. Any resulting foreign currency gains are recognised to profit or loss in the same business year as the transactions.

The financial statements of foreign subsidiaries that report in foreign currencies are translated into the euro based on the functional currency method, in accordance with IAS 21. For companies that do not report in the euro, assets and liabilities are translated at the average exchange rate on the balance sheet date, while expenses and income are translated at the average exchange rate for the reporting period.

Differences arising from foreign currency translation are recorded in the currency translation reserve in equity not affecting net income. The resulting change in equity for the 2007/08 financial year amounted to TEUR +1,032.3 (previous year: TEUR +842.0).

The development of assets is reported at the average exchange rate for the relevant transactions. Changes in the average exchange rate between the balance sheet date for the reporting period and the previous year as well as differences arising from the use of average exchange rates to translate changes during the financial year are reported separately under the currency translation adjustment in the development of assets.

Goodwill resulting from the acquisition of foreign subsidiaries is recorded at the exchange rate in effect on the date of acquisition. This goodwill is subsequently allocated to the acquired company and translated at the exchange rate in effect on the balance sheet date. When a foreign company is deconsolidated, any related currency differences are recognised to profit or loss. The following key exchange rates were used for foreign currency translation:

5. Foreign currency translation

Currency	2007/08 Exchange rate on the balance sheet date	Average	2006/07 Exchange rate on the balance sheet date	Average
Bulgarian lev[1)]	1.95583	1.95583	1.95583	1.95583
Croatian kuna	7.10490	7.25265	7.27730	7.34395
Danish krone	7.46110	7.45732	7.45440	7.45128
Macedonian denar	61.16420	61.24637	61.40120	61.12578
Polish zloty	3.39670	3.49430	3.77300	3.84162
Russian rubel	36.40950	36.36155	35.34900	34.68977

1) The exchange rate was determined by Bulgarian regulations.

Significant Accounting Policies

The consolidated financial statements were prepared in accordance with the existing, changed and newly released standards and interpretations, inasmuch as they had been published in the Official Journal of the European Union by September 30, 2008 and had already taken effect. The consolidated financial statements were prepared in accordance with the following accounting principles:

6. Intangible assets

Intangible assets are carried at acquisition or production cost, less ordinary straight-line depreciation and any impairment losses. Internally generated intangible assets are recorded at production cost, when the requirements of IAS 38 for the capitalisation of such assets have been fulfilled. IAS 38 differentiates between research and development expenses. "EVN" did not capitalise any development expenses during the past financial year, as in the preceding year.

The calculation of amortisation for intangible assets with a definable, limited useful life is based on the straight-line method over a period of three to eight years for software and three to 40 years for rights. The expected useful life and amortisation procedure are determined by means of estimates on a pro rata temporis basis in respect to the period of time and cash inflow from the intangible assets.

The capitalised customer relationships (customer base) arising from an acquisition are not amortised if a useful life has yet to be defined for lack of market liberalisation. Scheduled amortisation between five and 15 years is applied to customer relationships in liberalised markets.

Within the context of a relaunch, a definable expected useful life was determined for the ESM brand, which was capitalised in the 2005/06 financial year as a result of the business combination and initial consolidation of EVN Macedonia AD, Skopje, Macedonia. As a consequence of this classification, scheduled amortisation was carried out over a period of two years.

7. Property, plant and equipment

Property, plant and equipment are carried at acquisition or production cost, less ordinary straight-line depreciation and any impairment losses. If there is an obligation to decommission plant and equipment, or restore property, acquisition or production cost also encompasses the estimated expense for demolition and disposal costs. The present value of the future payments is recognised along with the acquisition or production cost and recognised to the same amount as a liability.

Ongoing maintenance and repairs on property, plant and equipment are expensed provided this work does not change the nature of the asset and no additional future benefits arise. A subsequent capitalisation of these expenses as part of the acquisition or production cost takes place if these measures are value-enhancing.

If the construction of fixed assets continues over an extended period of time, the interest expense on debt is capitalised as a part of production cost until construction is completed, in accordance with IAS 23.

Assets are depreciated when available for use. Depreciation is calculated on a straight-line basis over the expected useful life of the equipment or its components. The expected economic and technical life of plant or equipment is evaluated on each balance sheet date and adapted if necessary.

Ordinary straight-line depreciation is based on the following calculations for expected useful life:

7. Expected useful life of property, plant and equipment

	Years
Buildings	10–50
Transmission lines and pipelines	15–50
Machinery	10–33
Meters	7–40
Tools and equipment	3–25

When property, plant or equipment are sold, the assets are evaluated at the time the transaction is approved to determine whether they meet the criteria of being classified as non-current assets held for sale in accordance with IFRS 5. If required, the asset is written down to equal the selling price less any costs to sell. The resulting carrying value is not depreciated further until the date of disposal. Similar to the previous year, property, plant and equipment did not meet these criteria of IFRS 5.

When property, plant or equipment is retired, the cost of the acquisition or the production and the accumulated depreciation are reported in the financial statements as a disposal. The difference between the net proceeds on the sale and the remaining carrying value are reported as operating income or other operating expenses.

8. Procedures and effects of impairment tests

All assets fulfilling the criteria of IAS 36 are tested on the balance sheet date to determine if there are sufficient internal or external signs of an impairment loss. Property, plant and equipment and intangible assets with a definite useful life are to be tested for unscheduled impairment if there are sufficient signs of a potential impairment loss, in addition to scheduled depreciation. Goodwill and intangible assets with an indefinite lives must be tested for impairment at least once a year.

The impairment test for goodwill as well as assets for which no expected future cash flows can be identified is based on an assessment of the cash generating units (CGUs). For the assignment of consolidation differences CGUs that produce cash flow and – in cases of goodwill arising from business combinations – derive a benefit from the synergies resulting from the merger have to be identified. Any non-assignable consolidation difference is allocated to the cash-generating units Supply, Bulgaria, Macedonia and Environmental Services.

The decisive criterion for the qualification of property, plant and equipment as a CGU is its technical and commercial ability to generate independent revenues. In "EVN", this definition applies to electricity and heating generation plants, electricity and gas distribution systems, data transmission lines and electricity purchasing rights.

In assessing economic value within the context of impairment tests, the higher of the net selling price and the value in use of the CGU is compared with the previously reported carrying amount. The net selling price corresponds to the fair value less costs to sell.

The value in use is calculated by discounting the future monetary inflows and outflows (cash flows) that result from the use of an asset, whose valuation is carried out on the basis of medium-term internal planning. These cash flows are discounted at the pretax weighted average cost of capital (WACC) of 8.7% (previous year: 8.7%), taking into consideration specific corporate and country risks. This valuation process takes the future expected revenues into consideration as well as maintenance and repair expenses. In cases of property, plant and equipment and intangible assets with definite lives, the condition of the assets must also be taken into account. The quality of the planning data is regularly compared with actual results through a variance analysis. These findings are taken into consideration in developing the next medium-term corporate planning strategies.

If the recoverable amount is below the recognised carrying amount, the carrying amount is to be reduced to equal the recoverable amount and an impairment loss is to be recognised. If the carrying amount of a CGU, to which goodwill or any other asset has been allocated exceeds the recoverable amount, the goodwill or the respective asset is reduced through an impairment loss amounting to the difference between the previously reported carrying value and the recoverable amount. Any further impairment is reflected in a proportional reduction of the carrying amount of the remaining fixed assets in the CGU.

If the reasons for impairment cease to exist, a corresponding write-up is recorded, whereby the increased carrying amount may not exceed the depreciated acquisition or production cost. In accordance with IFRS 3, goodwill that was written down through an impairment loss may not be revalued, even if the reasons for the impairment have ceased to exist.

9. Leased and rented assets

In accordance with IAS 17, a leased asset is allocated to the lessee or lessor based on the transfer of significant risks and rewards incidental to the ownership of the asset.

Long-term lease receivables within the context of the so-called BOOT model (Build, Own, Operate & Transfer) – in which a facility is built, financed and then operated on behalf of the customer for a predefined period of time, after which the plant becomes the property of the customer – are classified as finance leases in accordance with IAS 17 together with IFRIC 4, and capitalised as such in the consolidated financial statements of "EVN".

Assets obtained through finance leases are capitalised by the lessee at the fair value or the lower present value of the minimum lease payment, and amortised on a straight-line basis over their expected useful life or the shorter contract period. The obligations resulting from future lease payments are reported as a liability. Assets obtained through operating leases are considered to be owned by the lessor. The rental charges incurred by the lessee are allocated as equal instalment payments over the duration of the lease and reported as an expense.

10. Non-current assets

Companies included at equity

Companies included at equity are initially recognised at cost (acquisition price), and measured in later periods at the proportional share of depreciated net assets plus any applicable goodwill. In this case, the carrying value is increased or decreased by the proportional share of net profit, distributed dividends or other changes in equity. An impairment loss is recognised when the recoverable amount is less than the carrying amount.

Other financial assets

Shareholdings in non-consolidated affiliated companies, in associated companies that are not included at equity and in other investments are reported as "available for sale". These financial assets are carried at fair value, if fair value can be reliably determined. Unrealised profits or losses are capitalised under equity without recognition through profit or loss. Impairment losses are recognised to reflect any permanent reductions in value. When financial assets are sold, the unrealised profits or losses that were previously recorded under equity without recognition to profit or loss are recognised to profit or loss.

Other non-current assets

Securities recorded under non-current assets are initially recognised as "financial assets at fair value through profit or loss". These assets are recorded at cost (acquisition price) as of the date of acquisition and at market value as of the balance sheet date in later periods. Changes in market value are recognised to the income statement as income or expense. Interest-bearing debt is reported at amortised cost, whereas interest-free and low-interest loans are reported at their present value. All identifiable risks are taken into consideration by means of corresponding provisions. Non-current receivables and accrued lease transactions are derived from the project business, and are reported as finance leases according to IAS 17 in connection with IFRIC 4 (see note 9. Leasing and rented assets).

11. Inventories

The valuation of inventories is based on acquisition or production cost or the lower net realisable value on the balance sheet date. For marketable inventories, these values are derived from the current market price. For other inventories, these figures are based on the expected proceeds less future production costs. Risks arising from the duration of storage or reduced convertibility are reflected in impairment losses which are based on experience. The applicability of primary energy inventories and raw materials, auxiliary materials or fuels is determined in accordance with the moving average price method.

The emission certificates allotted free of charge in accordance with the Austrian Emission Certificate Act and the European Commission are capitalised at an acquisition cost of zero based on IAS 20 and IAS 38, following the rejection of IFRIC 3 by the European Commission. Any additional purchased emission certificates are capitalised at cost, whereas additions to provisions for shortfalls are based on the current market price as of the balance sheet date. The cost of materials and services on the consolidated income statement only includes expenses arising from an insufficient allotment of emission certificates.

12. Current receivables and other current assets

Current receivables and other current assets are generally reported at amortised cost. Exceptions to this procedure are derivative financial instruments, which are reported at market values, and assets and liabilities in foreign currencies, which are valued at the exchange rate in effect on the balance sheet date. Amortised cost is considered to represent a fair estimate of the current value because the remaining time to maturity is less than one year in most cases.

Deferred tax assets and deferred tax liabilities are offset when they relate to the same tax authority and the company has a right to offset the items.

13. Cash and cash equivalents

Cash and cash equivalents include cash on hand and cash at banks as well as securities used for the temporary investment of free liquid funds.

Cash on hand and cash at banks are reported at current rates. Cash balances in foreign currencies are translated at the exchange rate in effect on the balance sheet date. Securities designated "held for trading" are carried at market value, and any changes in market value are recognised immediately through profit or loss.

14. Equity instruments

In contrast to borrowed capital, equity is defined in accordance with the IFRS Framework as the "residual interest in the assets of an entity after deducting all of its liabilities". Equity is thus the residual value derived from the entity's assets and liabilities.

The treasury shares held by the company are not recognised as securities pursuant to IAS 32, but are reported at the acquisition cost of the repurchased shares and are offset against the retained earnings. Profit or loss resulting from the resale of the treasury shares in comparison to the acquisition cost increase or decrease the share premium.

15. After tax-gains or losses recognised directly in equity

This item comprises certain changes in equity that are not recognised through profit or loss as well as the related deferred taxes. For example, this position includes the currency translation reserve, unrealised gains or losses from the market valuation of marketable securities, and the effective part of market value changes from cash flow hedge transactions. This item also encompasses the proportional share of changes to companies included at equity recognised directly in equity.

16. Provisions for pensions and similar obligations

Under the terms of a company agreement, "EVN" is obliged to pay a supplementary pension on retirement to employees who joined the company prior to December 31, 1989. This commitment also applies to EVN Netz GmbH, Maria Enzersdorf, for those employees who, within the context of the legal unbundling agreement for the spin-off of the electricity and gas networks to EVN Netz GmbH, were also transferred to EVN Netz GmbH. In principle, the amount of this supplementary pension is performance-related, and is derived from the length of service and the amount of remuneration at the time of retirement. Contributions to EVN-Pensionskasse AG, Maria Enzersdorf, are always made by "EVN" and, as a rule, also by the employees, whereby the resulting claims are fully credited to pension payments. The obligations of "EVN" to retired employees as well as to prospective beneficiaries are covered in part by provisions for pensions and through defined contribution payments made by EVN-Pensionskasse AG, Maria Enzersdorf.

For employees who joined the company after January 1, 1990, the supplementary company pension has been replaced by a contribution-based pension scheme, which is financed by EVN-Pensionskasse AG, Maria Enzersdorf. This pension fund invests the pension fund assets primarily in different investment funds, in accordance with the provisions of the Austrian Pension Fund Act. "EVN" has made pension commitments to certain employees, which entitle these persons to receive company pension payments on retirement if certain conditions are met.

Provisions for obligations similar to pensions were created for liabilities arising from the future claims of current employees and current claims of retired personnel and dependents to receive benefits in kind in the form of electricity and gas.

The provisions for pensions and for obligations similar to pensions are calculated on the basis of an actuarial report using the projected unit credit method. The expected pension payments are distributed according to the number of years of service by employees until retirement. The expected increases in wage, salaries and pensions are incorporated.

The provisions are determined by an actuary on the basis of an actuarial report as of the balance sheet date. The calculation parameters are described in note 41. Non-current provisions. Accumulated actuarial gains and losses that exceed 10% of the higher of the defined benefit obligation (DBO) and the present value of plan assets are recognised through profit or loss over the average remaining working life of the particular employees.

The biometric bases for calculation were established using the "Rechnungsgrundlagen AVÖ 2008-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler" Austrian pension tables (previous year: "AVÖ 1999-P") .

The current service cost and the interest portion of the addition to the provision for pensions are reported as personnel expenses.

17. Provisions for severance payments

Severance payments represent one-off payments that are compulsory under Austrian labour legislation. Austrian companies are required to make these payments when employees whose employment began before January 1, 2003 are dismissed or have reached the legal retirement age. The amount of such payments is based on the number of years of service and the amount of individual remuneration.

In Bulgaria and Macedonia, employees are entitled to severance payments on retirement, the amount of which is based on the number of years of service. With regard to severance compensation entitlements, other employees of "EVN" are covered by similar social protection measures under the legal, economic and tax framework of the particular country in which they work.

The provisions for severance payments are created according to actuarial principles. Severance payments are calculated using the same parameters as the provision for pensions and for obligations similar to pensions. The calculation parameters are described in note 41. Non-current provisions.

Accumulated actuarial gains and losses that exceed 10% of the higher of the defined benefit obligation (DBO) and the present value of plan assets are recognised through profit or loss over the average remaining working life of the particular employees.

For those employees whose employment commenced after December 31, 2002, the responsibility for fulfilling this obligation will be assumed by a contribution-based severance payment system. The payments to this external employee fund are reported as expenses.

18. Other non-current provisions

Other non-current provisions reflect all other recognisable legal or factual commitments to third parties as of the balance sheet date, based on events which took place in the past, and where the level of the commitments and the precise starting point are still uncertain. These provisions are recorded at the actual amount to be paid. Valuation is based on the expected value or the amount which involves the highest probability of a loss.

The obligations for service anniversary bonuses required by collective wage and company agreements are calculated using the same parameters as the provision for pensions and for obligations similar to pensions.

Waste disposal or land restoration requirements to fulfil legal and perceived commitments are recorded at the present value of the expected future costs. Changes in the valuation of the costs or the interest rate are offset against the carrying amount of the underlying assets. If the provision for these costs exceeds the carrying amount of the assets, the difference is recognised through profit and loss.

19. Liabilities

Liabilities are reported at amortised cost, with the exception of liabilities arising from derivative financial instruments or liabilities arising from hedge accounting (see note 20. Derivative financial instruments). Costs for the procurement of funds are considered as part of the acquisition cost. Non-current liabilities are discounted by applying the effective interest method.

Deferred income from network subsidies do not reduce the reported acquisition or production costs of the corresponding assets. They are reported as liabilities in the consolidated balance sheet in accordance with IAS 20. Deferred income from construction subsidies, which constitutes payments made by customers as part of investments in network construction, represents an offset to the acquisition cost of these assets and is released on a straight-line basis over their average useful life.

Other investment subsidies are released as income in line with the useful life of the related assets. As a rule, the provision of investment subsidies is linked to operational management in accordance with legal requirements and the approval of the responsible authorities.

20. Derivative financial instruments

Derivative financial instruments include, in the broader meaning of the term, swaps, options, forwards, futures and structured products.

Individual derivative instruments, primarily currency and interest rate swaps, are utilised as a means of hedging and controlling existing economic exchange rate and interest fluctuation risks. "EVN" makes use of swaps, futures and forwards as a means of limiting the risks in the energy sector that may arise from changes in energy, commodity and product prices.

The forward and futures contracts concluded by "EVN" for the purchase or sale of electricity and CO_2 emission certificates generally result in a physical delivery. These contracts are concluded to secure purchase prices for expected electricity deliveries or CO_2 emission certificates and the sale prices for planned electricity production. Due to the regular physical deliveries that fulfil the terms of the forward and futures contracts concluded by "EVN", these contracts are not dedicated to derivative financial instruments pursuant to IAS 39 and are therefore not measured at market value. "EVN's" existing forward and futures contracts represent executory sale and purchase agreements which, in accordance with IAS 37 must be examined to determine the expected losses from executory contracts.

Derivative financial instruments pursuant to IAS 39 are financial instruments used to limit and manage foreign currency and interest rate risks as well as swaps used to limit the risks arising from changes in raw material and product prices in procurement and sourcing.

The valuation of derivatives pursuant to IAS 39 is carried out at market value (fair value). The fair value of derivatives reflects the estimated amount that "EVN" receives or is required to pay if the transaction is concluded on the balance sheet date. For this reason, the values also encompass unrealised gains and losses. The treatment of these changes in value depends on the type of hedge.

The market valuation of derivative financial instruments, which are classified as cash flow hedging instruments (primarily interest rate swaps in exchanging floating for fixed interest rate swaps and energy derivatives) are recorded without recognition to profit or loss in the valuation reserve according to IAS 39 (see note 63. Financial instruments). The realisation of a hedge is recognised through profit or loss.

In the case of fair value hedges (primarily interest rate swaps and currency swaps), the valuation of the underlying transaction is adjusted through profit or loss to reflect the amount that corresponds to the market value of the hedged risk. The results are generally reported on the consolidated income statement, in which the hedged transaction is also reported. The changes in the value of hedges are primarily offset by the changes in the value of the hedged transaction.

For the most part, the derivative financial instruments fulfil the prerequisites for hedge accounting.

21. Revenue

Realisation of revenue (in general)
At the balance sheet date revenues from the end customer business are partly determined with the help of statistical procedures from the billing system, and accrued based on the quantities of energy and water supplied during the reporting period. Revenues are recognised when "EVN" is entitled to payment from the customer for billable services.

Interest income is reported on a proportional basis using the effective interest rate method. Dividends are recognised when a legal entitlement to payment arises.

Contract manufacturing
Receivables from contracts and related sales derived from the project business (particularly BOOT models) are accounted for in proportion to the level of completed work by using the percentage of completion method. Projects are concluded on the basis of individual contractual agreements that specify fixed prices. The degree of completion is established by using the cost-to-cost method under which sales and profits are recorded after considering the ratio of accumulated costs to the estimated total costs required to complete each contract. Reliable estimates of the total costs and sale prices and the actual accumulated costs are available. Changes in the total estimated contract costs and losses, if any, are recognised to the income statement in the period in which they are determined. Any other technological and financial risks that may occur during the remaining project period are reflected in a contingency fee, which is assessed individually for each project and included in the estimated contract costs. Impending losses on the valuation of projects not yet invoiced are recognised immediately as an expense. Impending losses are recognised when it is probable that the total contract costs will exceed the contract revenues.

22. Income taxes and deferred taxes

The corporate income tax rate applicable to the parent company EVN AG on the balance sheet date equalled 25.0%.

The 2005 Tax Reform Act passed by the Austrian Parliament allows companies to establish corporate tax groups. "EVN" has taken advantage of this measure since the 2004/05 financial year by establishing four such groups. EVN AG is in the corporate tax group created by NÖ Landes-Beteiligungsholding GmbH, St. Pölten.

The taxable profit or loss from the companies belonging to these groups is assigned to the superior unit (Group member) or the respective corporate tax group, following the calculation of losses incurred by each of the companies in the group. In order to offset the transferred taxable results, the group contracts were amended to include a tax charge that is based on the stand-alone method.

Future tax changes have been included, if the relevant law was enacted as of the balance sheet date.

Deferred taxes are calculated using the liability method at the tax rate to be expected on the balance sheet date when short-term differences are reversed. Deferred tax assets and deferred tax liabilities are calculated and recorded for all temporary differences that will balance in the future (differences between the amounts included in the consolidated financial statements and the financial statements prepared for tax purposes).

Deferred tax assets are only reported to the extent that it is considered probable that sufficient taxable results or taxable temporary differences will arise. Tax loss carryforwards are capitalised as deferred tax assets. Deferred tax assets and deferred tax liabilities are offset, when the company is entitled to offset these amounts and when they relate to the same tax authority.

Deferred taxes are not recorded on the consolidated balance sheet for temporary differences resulting from companies included at equity.

The following corporate tax rates were used to calculate income taxes:

22. Corporate income tax rates %	2007/08	2006/07
Headquarters		
Austria	25.0	25.0
Bulgaria	10.0	10.0
Croatia	20.0	20.0
Cyprus	10.0	10.0
Denmark	25.0	28.0
Estonia[1]	21.0	22.0
Germany[2]	30.0	39.0
Lithuania	15.0	15.0
Macedonia	10.0	12.0
Montenegro	9.0	9.0
Poland	19.0	19.0
Russia	24.0	24.0
Slovenia	22.0	23.0
Turkey	20.0	20.0

1) Taxes on corporate profits are first levied when dividends are paid to shareholders. Retained earnings are not taxed.

2) The corporate tax rates were reformed in Germany effective January 1, 2008. The tax burden on companies was reduced by 9.0 percentage points to 30.0%.

23. Forward-looking statements

The preparation of the consolidated financial statements in accordance with generally accepted accounting policies in accordance with IFRS requires estimates and appraisals that have an influence on the assets and liabilities, income and expenses and amounts listed in the notes to the consolidated financial statements.

The impairment tests concern estimates above all concerning future cash flows. Changes in the overall economic, industry or company situation in the future may reduce cash inflows and lead to an impairment of goodwill.

The measurement of the existing provisions for pensions and obligations similar to pensions as well as for the provisions for severance payments is based on assumptions relating to the discount rate, the age of retirement, life expectancy and future salary and pension increases.

Further applications of economic assumptions and estimates involve determining the useful life of non-current assets, creating provisions for legal proceedings, environmental protection and the assessment of receivables and inventories. All estimates are based on practical experience and other assumptions, which may be accurate under certain circumstances.

However, the actual amounts which result at the end of the financial year may deviate from these estimates. The validity of these estimates and appraisals, and their underlying presumptions, is the subject of continuous evaluation.

Notes to the Consolidated Balance Sheet

Assets

Non-current assets

The net value represents the residual book value, which equals the acquisition cost less accumulated depreciation.

Currency translation differences are reported as those amounts resulting from the different exchange rates to translate assets at the beginning and the end of the reporting year.

24. Intangible assets

The addition to goodwill amounting to TEUR 23,753.2 is derived from the acquisition of "TEZ Plovdiv" and the agreement reached between the Republic of Bulgaria and "EVN" concerning the transfer of the electricity distribution assets of "Sunny Beach".

Other intangible assets include electricity procurement rights, transportation rights for natural gas pipelines and other rights, in particular software licenses and the customer base of the Bulgarian and Macedonian electricity supply companies.

As of September 30, 2008 capitalised customer relationships in regulated markets were recognised as assets with an indefinite life at a total acquisition cost of TEUR 24,514.9 (previous year: TEUR 54,513.0). In Bulgaria the beginning of the new regulatory period was accompanied by the beginning of the scheduled depreciation of the customer base. The completely amortised brand name ESM was disposed of in the 2007/08 financial year. Disposals in the previous year refer primarily to capitalised future profit contributions from the order backlog of the "WTE", whose planned amortisation ended in the 2006/07 financial year.

The impairment test for intangible assets in the previous year led to a reversal of impairment losses amounting to TEUR 3,206.2 that were previously recorded to electricity purchasing rights.

In the 2007/08 financial year, a total of TEUR 934.1 (previous year: TEUR 576.3) was invested in research and development. The criteria required by IFRS to capitalise these items were not fulfilled.

24. Development of intangible assets 2006/07

TEUR	Goodwill	Other intangible assets	Total
Gross value on 30.9.2006	**191,172.8**	**361,648.7**	**552,821.5**
Currency translation differences	154.1	–100.6	53.6
Additions	296.7	2,062.1	2,358.8
Disposals	–	–23,100.0	–23,100.0
Transfers	–	1,273.5	1,273.5
Gross value on 30.9.2007	**191,623.6**	**341,783.7**	**533,407.3**
Accumulated amortisation on 30.9.2006	**–**	**–219,865.8**	**–219,865.8**
Currency translation differences	–	12.2	12.2
Scheduled amortisation	–	–11,533.1	–11,533.1
Impairment losses	–	–171.9	–171.9
Reversal of impairment losses	–	3,206.2	3,206.2
Disposals	–	23,096.9	23,096.9
Transfers	–	–294.5	–294.5
Accumulated amortisation on 30.9.2007	**–**	**–205,550.1**	**–205,550.1**
Net value on 30.9.2006	**191,172.8**	**141,782.9**	**332,955.7**
Net value on 30.9.2007	**191,623.6**	**136,233.6**	**327,857.2**

24. Development of intangible assets 2007/08

TEUR	Goodwill	Other intangible assets	Total
Gross value on 30.9.2007	**191,623.6**	**341,783.7**	**533,407.3**
Currency translation differences	111.6	4.1	115.7
Additions through business combination	23,753.2	54.1	23,807.3
Additions	–	14,398.7	14,398.7
Disposals	–	–7,416.3	–7,416.3
Transfers	–	1,935.9	1,935.9
Gross value on 30.9.2008	**215,488.5**	**350,760.2**	**566,248.6**
Accumulated amortisation on 30.9.2007	**–**	**–205,550.1**	**–205,550.1**
Currency translation differences	–	–1.9	–1.9
Scheduled amortisation	–	–10,420.3	–10,420.3
Disposals	–	7,353.4	7,353.4
Transfers	–	–80.2	–80.2
Accumulated amortisation on 30.9.2008	**–**	**–208,699.2**	**–208,699.2**
Net value on 30.9.2007	**191,623.6**	**136,233.6**	**327,857.2**
Net value on 30.9.2008	**215,488.5**	**142,061.0**	**357,549.5**

25. Property, plant and equipment

The additions result primarily from the expansion of the electricity distribution and heating facilities, the construction of gas transport and distribution pipelines and the exchange of electricity meters as well as investments in facilities for the company's technical infrastructure. Additions to non-current assets also include capitalised interest expense of TEUR 3,541.3 (previous year: TEUR 0.0). The interest rate used for capitalisation ranges from 5.43% – 5.50% (previous year: 0.0%). Additions through business combinations comprised the asset value of the Bulgarian district heating company "TEZ Plovdiv".

Land and buildings contain land valued at TEUR 69,989.4 (previous year: TEUR 52,274.7). As of the balance sheet date, "EVN" held a mortgage with a maximum value of TEUR 1,827.7, as in the previous year. Own work capitalised during the 2007/08 financial year amounted to TEUR 13,500.9 (previous year: TEUR 13,353.7).

During the period under review, the implementation of impairment tests led to a reversal of impairment losses for heating facilities amounting to TEUR 1,437.9 (previous year: reversal of impairment loss of TEUR 2,031.4). Regulatory changes on the Bulgarian market led to an impairment in the network infrastructure of TEUR 11,451.2. The impairment loss for all other equipment totalled TEUR 1,980.2 (previous year: TEUR 790.0). In the 2006/07 financial year, impairment losses were reversed for the gas-fired power plants in Theiß and Korneuburg amounting to TEUR 16,736.6, and for the coal fired power plant in Dürnrohr of TEUR 1,112.1.

Prepayments and equipment under construction include TEUR 294,733.4 (previous year: TEUR 133,371.1) of acquisition costs relating to equipment under construction on the balance sheet date.

For leased and rented equipment, the present value of the payment obligations for the use of heating networks and heat generation plants is reported on the consolidated balance sheet. The carrying amount of these assets totalled TEUR 22,170.3 at the balance sheet date (previous year: TEUR 16,716.0). The related leasing and rental liabilities are recorded under other non-current liabilities, with the exception of short-term lease and rental agreements with a term of up to one year.

25. Development of property, plant and equipment 2006/07

TEUR	Land and buildings	Transmission lines and pipelines	Technical equipment	Meters	Other plant, tools and equipment	Prepayments and equipment under construction	Total
Gross value on 30.9.2006	**688,168.6**	**2,116,328.5**	**1,614,818.5**	**169,481.0**	**191,041.7**	**104,283.2**	**4,884,121.6**
Currency translation differences	–692.3	–	–626.4	–8.9	–61.8	–131.7	–1,521.0
Additions	7,077.5	49,932.5	19,968.5	3,214.0	10,196.9	185,252.7	275,642.0
Disposals	–1,461.3	–7,850.9	–5,332.5	–3,202.9	–8,129.3	–1,090.6	–27,067.6
Transfers	445.0	44,520.0	20,346.2	9,889.4	14,288.4	–91,376.8	–1,887.7
Gross value on 30.9.2007	**693,537.6**	**2,202,930.1**	**1,649,174.3**	**179,372.5**	**207,335.9**	**196,937.0**	**5,129,287.4**
Accumulated depreciation on 30.9.2006	**–300,170.8**	**–1,218,162.6**	**–1,105,880.5**	**–85,561.7**	**–146,586.7**	**–1,387.8**	**–2,857,750.1**
Currency translation differences	321.5	–	377.8	1.2	55.8	–	756.3
Scheduled depreciation	–17,888.7	–68,068.3	–47,432.9	–12,076.2	–18,465.1	–	–163,931.3
Impairment losses	–18.0	–217.6	–430.4	–103.6	–20.3	–	–790.0
Reversals of impairment losses	6,223.9	1,001.2	12,655.0	–	–	–	19,880.1
Disposals	844.8	6,967.2	3,087.5	2,619.7	7,630.5	–	21,149.7
Transfers	2,857.2	56.9	–2,839.3	–182.6	633.6	–	525.8
Accumulated depreciation on 30.9.2007	**–307,830.0**	**–1,278,423.2**	**–1,140,462.8**	**–95,303.3**	**–156,752.2**	**–1,387.8**	**–2,980,159.3**
Net value on 30.9.2006	**387,997.9**	**898,165.9**	**508,938.0**	**83,919.3**	**44,455.1**	**102,895.4**	**2,026,371.6**
Net value on 30.9.2007	**385,707.5**	**924,506.9**	**508,711.6**	**84,069.2**	**50,583.7**	**195,549.2**	**2,149,128.1**

25. Development of property, plant and equipment 2007/08

TEUR	Land and buildings	Transmission lines and pipelines	Technical equipment	Meters	Other plant, tools and equipment	Prepayments and equipment under construction	Total
Gross value on 30.9.2007	**693,537.6**	**2,202,930.1**	**1,649,174.3**	**179,372.5**	**207,335.9**	**196,937.0**	**5,129,287.4**
Currency translation differences	638.5	238.5	659.3	14.4	146.9	–34.6	1,663.0
Additions through business combination	17,242.5	12,453.0	3,648.2	96.4	263.7	319.8	34,023.7
Additions	9,859.4	101,841.6	53,474.4	12,296.9	16,081.1	206,659.9	400,213.3
Disposals	–4,090.8	–6,234.7	–11,159.1	–4,422.4	–12,416.7	–660.0	–38,983.6
Transfers	–117,398.6	215,861.4	–19,520.1	5,014.8	9,967.4	–96,057.1	–2,132.2
Gross value on 30.9.2008	**599,788.5**	**2,527,090.0**	**1,676,277.1**	**192,372.6**	**221,378.4**	**307,165.0**	**5,524,071.7**
Accumulated depreciation on 30.9.2007	**–307,830.0**	**–1,278,423.2**	**–1,140,462.8**	**–95,303.3**	**–156,752.2**	**–1,387.8**	**–2,980,159.3**
Currency translation differences	–295.4	–129.4	–381.4	–1.3	–108.3	–	–915.8
Scheduled depreciation	–16,847.2	–74,614.1	–48,292.4	–13,057.0	–20,456.7	–	–173,267.5
Impairment losses	–397.2	–12,233.3	–800.8	–0.1	–	–	–13,431.4
Additions	–	1,069.8	337.7	–	–	30.4	1,437.9
Disposals	3,058.6	5,940.6	10,343.2	3,393.5	11,267.9	304.5	34,308.2
Transfers	57,071.1	–92,808.8	35,572.3	–0.6	94.4	–	–71.5
Accumulated depreciation on 30.9.2008	**–265,240.1**	**–1,451,198.4**	**–1,143,684.2**	**–104,968.8**	**–165,954.9**	**–1,052.9**	**–3,132,099.4**
Net value on 30.9.2007	**385,707.5**	**924,506.9**	**508,711.6**	**84,069.2**	**50,583.7**	**195,549.2**	**2,149,128.1**
Net value on 30.9.2008	**334,548.4**	**1,075,891.6**	**532,593.0**	**87,403.8**	**55,423.5**	**306,112.1**	**2,391,972.3**

26. Companies included at equity

The companies included in the consolidated financial statements at equity are listed in the annex under the item "EVN Group Investments" starting on page 124.

Companies included at equity are initially recognised at their proportional share of IFRS income or loss, which is derived from an interim or annual report with a balance sheet date that is not more than three months before the balance sheet date of the parent company.

26. Development of companies included at equity	TEUR
Gross value on 30.9.2007	**327,384.7**
Additions	186,156.1
Gross value on 30.9.2008	**513,540.8**
Accumulated depreciation on 30.9.2007	**132,926.0**
Currency translation differences	1,636.5
Proportional share of results	95,721.2
Dividends	–94,099.8
Changes in equity not recognised through profit or loss	–8,234.6
Accumulated depreciation on 30.9.2008	**127,949.3**
Net value on 30.9.2007	**460,310.7**
Net value on 30.9.2008	**641,490.1**

Additions to the companies included at equity encompass the district heating company "Fernwärme St. Pölten" as well as the raising of the funding for financing: firstly for the project company constructing the power plant in Duisburg-Walsum, Germany, secondly for the acquisition of the indirect stake in "RAG" by "EESU Holding".

The following overview presents the main balance sheet and income statement items of the companies included at equity:

26. Key balance sheet/income statement figures of companies included at equity TEUR	2007/08	2006/07
Equity	1,098,873.7	680,988.5
Assets	3,579,825.0	2,424,254.8
Liabilities	2,480,951.3	1,743,266.3
Revenue	4,835,257.4	3,841,244.1
Net profit	220,715.0	199,853.0

A proportional loss of TEUR 0.0 was not recognised for the 2007/08 financial year (previous year: –TEUR 431.1) because it exceeded the carrying value of the investment.

There are no publicly recognised market prices for the companies included at equity in "EVN".

27. Other financial assets

This item includes shares in affiliated and associated companies, which are not consolidated due to immateriality as well as investments in which "EVN" owns a stake of less than 20%, if these investments were not included at equity.

Other investments include shares in listed companies with a market value of TEUR 1,707,661.3 (previous year: TEUR 1,599,621.5). Other investments included in this position amount to TEUR 15,842.9 (previous year: TEUR 13,740.5) and represent stakes in non-listed companies. Therefore, an estimation of their market value is not possible due to insufficient information on market prices.

Group net profit for the period does not include any income from the disposal of financial assets classified as "available for sale".

Reversals of impairment losses totalling TEUR 108,039.8 (previous year: TEUR 92,492.8) to other investments primarily represent adjustments to reflect increased market value and share prices, which were offset against the valuation reserve according to IAS 39 after the deduction of deferred taxes.

During the period under review, impairment losses of TEUR 58.7 (previous year: TEUR 0.0) were recognised to net profit for the period.

27. Development of other financial assets

TEUR	Investments in subsidiaries	Other investments	Total
Gross value on 30.9.2007	**10,477.1**	**376,279.2**	**386,756.3**
Additions	1,994.5	204.9	2,199.4
Disposals	–20.1	–4.6	–24.8
Transfers	–166.9	–32.8	–199.7
Gross value on 30.9.2008	**12,284.6**	**376,446.6**	**388,731.2**
Accumulated value adjustments on 30.9.2007	**–5,586.4**	**1,232,192.2**	**1,226,605.8**
Impairment losses	–6.2	–52.5	–58.7
Write-ups	33.9	108,039.8	108,073.6
Transfers	127.2	25.0	152.2
Accumulated value adjustments on 30.9.2008	**–5,431.5**	**1,340,204.5**	**1,334,772.9**
Net value on 30.9.2007	**4,890.7**	**1,608,471.4**	**1,613,362.0**
Net value on 30.9.2008	**6,853.1**	**1,716,651.1**	**1,723,504.2**

28. Other non-current assets

Securities reported under other non-current assets consist of shares in investment funds, and mainly serve to provide coverage for the provisions for pensions and obligations similar to pensions at the balance sheet date as required by Austrian tax regulations (Note: this regulation of the Austrian Income Tax Code was repealed in October 2006 by the Austrian Constitutional Court and reintroduced in August 2007). The amounts shown on the balance sheet date correspond to the fair value of these assets. Additions and disposals result from the regrouping of assets during the financial year.

Of the loans receivable amounting to TEUR 21,648.5 (previous year: TEUR 21,427.6), a total of TEUR 2,228.5 (previous year: TEUR 1,592.8) have a remaining time to maturity of less than one year.

Non-current receivables and accrued lease transactions resulted from the project business within the context of BOOT models. Receivables from ongoing contracts amount to TEUR 25,896.0 (previous year: TEUR 16,212.2). Additions to other non-current assets also include capitalised interest expense of TEUR 295.0 (previous year: TEUR 7,441.4). The interest rate used for capitalisation ranges from 4.6% – 9.1% (previous year: 3.2% – 7.0%).

Other non-current assets consist primarily of deferred guarantee payments for long-term bank loans and receivables in connection with the fair value of interest and currency swaps.

28. Development of other non-current assets

TEUR	Securities	Loans receivable	Long-term primary energy reserves	Non-current receivables and accrued lease transactions	Other non-current assets	Total
Gross value on 30.9.2007	**95,959.8**	**21,579.7**	**11,908.9**	**462,543.4**	**19,850.1**	**611,841.9**
Currency translation differences	10.3	–	–	–	–	10.3
Additions	14,310.0	1,403.9	–	27,765.4	748.9	44,228.2
Disposals	–474.3	–973.4	–	–45,876.3	–3,946.8	–51,270.8
Transfers	0.6	–	–	–	–	0.6
Gross value on 30.9.2008	**109,806.4**	**22,010.2**	**11,908.9**	**444,432.4**	**16,652.2**	**604,810.2**
Accumulated depreciation on 30.9.2007	**5,257.1**	**–152.1**	**–521.1**	**–**	**–2,122.0**	**2,461.9**
Currency translation differences	–7.3	–	–	–	–	–7.3
Impairment losses	–12,077.5	–200.3	–	–	–	–12,277.8
Disposals	–111.9	–9.3	–	–	2,122.0	2,000.8
Transfers	–0.6	–	–	–	–	–0.6
Accumulated depreciation on 30.9.2008	**–6,940.2**	**–361.6**	**–521.1**	**–**	**–**	**–7,823.0**
Net value on 30.9.2007	**101,216.8**	**21,427.6**	**11,387.8**	**462,543.4**	**17,728.1**	**614,303.8**
Net value on 30.9.2008	**102,866.2**	**21,648.5**	**11,387.8**	**444,432.4**	**16,652.2**	**596,987.2**

The conversion of the future minimum lease payments to their present value is as follows:

28. Remaining terms of non-current receivables and accrued lease transactions

	Remaining term as of 30.9.2008				Remaining term as of 30.9.2007			
TEUR	**Up to 1 year**	**Over 1 year**	**Over 5 years**	**Total**	Up to 1 year	More than 1 year	More than 5 years	Total
Interest components	39,225.6	110,828.2	57,654.1	207,707.9	42,553.1	124,536.4	74,053.8	241,143.3
Principal components	51,047.5	183,127.4	210,257.5	444,432.4	44,530.8	189,829.6	228,183.0	462,543.4
Total	**90,273.1**	**293,955.6**	**267,911.6**	**652,140.3**	**87,083.9**	**314,366.0**	**302,236.8**	**703,686.7**

The total of the principal components corresponds to the capitalised value of non-current receivables and accrued lease transactions.

The interest components correspond to the proportionate share of interest components in the total leasing payment, and do not represent a discounted amount. The interest components from leasing payments in the 2007/08 financial year are reported as interest income on non-current financial assets.

Current assets

29. Inventories

Primary energy reserves are comprised of coal supplies.

The emission certificates relate exclusively to certificates that were purchased to fulfil the requirements stipulated in the Emission Certificate Act but which have not yet been used. The corresponding obligation for insufficiency of the certificates is reported under current provisions (see note 47. Current provisions).

29. Inventories TEUR	**2007/08**	2006/07
Primary energy reserves	44,563.7	37,098.7
Emission certificates	272.2	2,207.6
Raw materials, supplies, consumables and other inventories	37,718.6	30,831.5
Customer orders not yet invoiced	14,997.2	13,989.7
Total	**97,551.7**	**84,127.5**

The risk of inventories resulting from comparatively low turnover was reflected in a valuation adjustment of TEUR 1,437.6 (previous year: TEUR 1,011.3). This write-down was contrasted by reversals of impairment losses amounting to TEUR 10.4 (previous year: TEUR 1,836.2).

Business combinations led to an increase of TEUR 647.9 in inventories (previous year: TEUR 0.0). The inventories are not subject to any limitations on disposal and are not encumbered.

30. Receivables and other current assets

Trade accounts receivable relate mainly to electricity, gas and heating customers.

The risk of insolvency by dubious customers is accounted for by a provision amounting to TEUR 55,917.6 (previous year: TEUR 34,253.0).

Receivables from financial instruments relate in particular to the valuation of hedging transactions without recognition to profit or loss and from interest accruals. Receivables from employees comprise accruals from current payroll accounting.

Receivables from affiliated companies and companies included at equity are derived primarily from intragroup transactions with energy supplies as well as Group financing and services to non-consolidated subsidiaries.

Other receivables and assets consist mainly of receivables from taxation, receivables from insurance and prepayments made.

30. Receivables and other current assets TEUR	2007/08	2006/07
Trade accounts receivable	305,085.8	284,186.2
Receivables from financial instruments	20,528.5	20,286.2
Receivables from employees	9,952.6	10,067.3
Receivables from companies included at equity	131,003.9	87,730.9
Receivables from affiliated companies	4,740.9	17,543.6
Other receivables and assets	98,064.6	120,086.0
Total	**569,376.3**	**539,900.1**

31. Cash and current deposits

In addition to a loss of TEUR 3,453.1 (previous year: gain TEUR 443.1) on the sale of securities, a write-down of TEUR 14,307.2 (previous year: write-up of TEUR 3,130.6) was recognised in the reporting period to reflect a decrease in stock prices.

31. Cash and current deposits TEUR	2007/08	2006/07
Cash on hand and cash at banks	120,980.9	76,223.5
Securities	135,951.6	395,680.5
Total	**256,932.5**	**471,904.1**

The structure of the securities portfolio at the balance sheet date is as follows:

31. Composition of securities TEUR	2007/08	2006/07
Cash funds	82,905.5	293,725.5
Bond funds	2,052.7	22,483.6
Equity funds	3,317.5	8,740.6
Other fund products	18,572.3	44,682.4
Total funds	**106,848.0**	**369,632.1**
Fixed income securities	5,954.5	4,356.0
Shares	23,149.1	21,692.4
Total securities	**135,951.6**	**395,680.5**

Liabilities

Equity

The development of equity in the 2006/07 and 2007/08 financial years is presented on page 73.

32. Share capital

The 79th Annual General Meeting of the EVN AG shareholders held on January 17, 2008 resolved to increase the capital stock of the corporation from the company's own resources by TEUR 200,930.6, from TEUR 99,069.4 to TEUR 300,000.0. This increase in the share capital, effective April 17, 2008, was carried out by converting a part of the non-appropriated capital reserves, without issuing new shares. The stock split at a ratio of 4 for 1, which was also approved at the 79th Annual General Meeting of the EVN AG shareholders, was carried out on the Vienna Stock Exchange effective the same day as the capital increase. As of this day, EVN AG shareholders received three additional zero par value bearer shares for each zero par value bearer share in his or her possession. Correspondingly, on the date of the stock split, April 17, 2008, the share price was adjusted to a quarter of the level on the previous day of trading.

As a consequence, EVN AG's share capital amounts to TEUR 300,000.0 (previous year: TEUR 99,069.4) and consists of a total of 163,525,820 (previous year: 40,881,455) zero par value bearer shares.

33. Share premium

In accordance with the capital increase carried out effective April 17, 2008, the share premium declined by TEUR 200,930.6 in comparison to the 2006/07 financial year to TEUR 108,431.3 (previous year: TEUR 309,361.9). This item comprises appropriated reserves of TEUR 50,163.6 from capital increases in accordance with Austrian stock corporation law (previous year: TEUR 251,094.2) as well as non-appropriated capital reserves of TEUR 58,267.7 pursuant to Austrian stock corporation law, the same level as in the preceding year.

34. Retained earnings

Retained earnings of TEUR 1,551,080.5 (previous year: TEUR 1,425,465.7) comprise the proportional share of non-distributed profit from the parent company as well as companies included in the consolidation as of the date of initial consolidation.

Dividends are based on the reported profit for the period of EVN AG as contained in the its financial statements. The development of dividends is presented in the following table:

34. Development of profit for the period of the parent company	TEUR
Reported Group net profit for the period 2007/08	60,526.5
Retained earnings from the 2006/07 financial year	128.1
Distributable Group net profit for the period	60,654.6
Proposed dividend	–60,401.7
Retained earnings for the 2008/09 financial year	252.9

The proposed dividend of EUR 0.370 per share for the 2007/08 financial year, which was recommended to the Annual General Meeting, is not included under liabilities.

The dividend payment for 2006/07, which totalled EUR 1.50 per share (or EUR 0.375 per share taking into consideration the stock split at a ratio of 4 for 1 effective April 17, 2008) was proposed by the "EVN" Executive Board and approved at the 79th Annual General Meeting on January 17, 2008. The dividend payment to shareholders took place on January 28, 2008.

35. Revaluation reserve according to IFRS 3

The revaluation reserve in accordance with IFRS 3 is derived from business combinations achieved in stages, and results from the acquisition of a further 10.05% interest in "RBG", as well as the remaining 50% stake in EVN Liegenschaftsverwaltung Gesellschaft m.b.H., Maria Enzersdorf, during the 2004/05 financial year.

36. Valuation reserve according to IAS 39

The valuation reserve according to IAS 39 includes non-recognised changes in the market value of "available for sale" securities and cash flow hedges as well as the proportional share of changes to investments in associates that were recognised directly in equity.

36. Valuation reserve according to IAS 39		**2007/08**			2006/07	
TEUR	**Before tax**	**Tax**	**After tax**	Before tax	Tax	After tax
Results recognised directly in equity from ...						
Market value of securities	1,342,552.4	–335,626.8	1,006,925.6	1,234,437.5	–308,609.4	925,828.1
Cash flow hedges	–1,988.9	479.7	–1,509.2	8,013.5	–2,019.9	5,993.6
Investments in associates	6,565.7	–	6,565.7	14,138.9	–	14,138.9
Total	**1,347,129.2**	**–335,147.1**	**1,011,982.0**	**1,256,589.9**	**–310,629.3**	**945,960.7**

37. Treasury shares

The 79th Annual General Meeting of the EVN AG shareholders held on January 17, 2008 authorised the "EVN" Executive Board to acquire treasury shares in accordance with §65 (1) line 8 of the Austrian Stock Corporation Act. The "EVN" Executive Board decided during the 2007/08 financial year to exercise this option to buy back the shares. It is intended to buy back up to 1,000,000 shares, representing 0.612% of the current share capital, on the Vienna Stock Exchange.

The share buyback programme began on July 24, 2008 and will continue until March 31, 2009 at the latest. As of September 30, 2008, EVN had acquired a total of 278,035 treasury shares (0.17% of share capital) at a total purchase price of TEUR 4,753.9, and a market value of TEUR 4,167.7 on the balance sheet date.

The number of outstanding shares developed as follows in the 2007/08 financial year:

37. Development of the number of outstanding shares

	Zero par value shares	Treasury shares	Outstanding shares
1.10.2007	**40,881,455**	**–**	**40,881,455**
Stock split at a ratio of 4 for 1	122,644,365	–	122,644,365
Buyback of treasury shares	–	–278,035	–278,035
30.9.2008	**163,525,820**	**–278,035**	**163,247,785**

The weighted average number of outstanding shares, which is used as the basis for calculating the earnings per share, amounts to 163,448,927 shares.

EVN AG is not entitled to any rights arising from the ownership of treasury shares. In particular, these shares are not entitled to dividends.

38. Minority interest

This item comprises the following minority interests in the equity of subsidiaries which are fully consolidated:

38. Minority interest %	2007/08	2006/07
Burgenland Holding AG, Eisenstadt, ("BUHO")	27.73	27.73
EVN Bulgaria Elektrorazpredelenie AD, Plovdiv, Bulgaria	33.00	33.00
EVN Bulgaria Elektrosnabdiavane AD, Plovdiv, Bulgaria	33.00	33.00
EVN Macedonia AD, Skopje, Macedonia	10.00	10.00
RAG-Beteiligungs-AG, Maria Enzersdorf	49.95	49.95
Wasserkraftwerke Trieb und Krieglach GmbH, Maria Enzersdorf	30.00	30.00

"EVN" directly or indirectly owns a 100 % interest in all other fully consolidated companies.

Non-current liabilities

39. Non-current loans and borrowings

The item "Non-current loans and borrowings" at the balance sheet date is comprised of the following:

39. Composition of non-current loans and borrowings

	Nominal interest rate (%)	Term	Nominal amount	**Carrying amount 30.9.2008 (TEUR)**	Carrying amount 30.9.2007 (TEUR)	Effective interest rate on the carrying amounts[1] (%)	**Fair value 30.9.2008 (TEUR)**
JPY bond	5.20	1994–2014	8 Mrd JPY	50,440.0	45,537.8	12.18	62,742.1
EUR bond	5.25	2001–2011	262.85 Mio EUR	251,973.8	251,960.7	6.72	261,866.9
CHF obligation	2.43	2004–2009	200 Mio CHF	–	120,308.7	–	–
Total bonds	–	–	–	302,413.8	417,807.3	7.63	324,609.0
Non-current bank loans	1.00–8.77	up to 2031	–	1,056,474.3	754,805.0	4.76	1,056,474.3
Total	–	–	–	**1,358,888.1**	**1,172,612.3**	**5.40**	**1,381,083.3**

1) Interest expense in relation to average carrying amount, allowing for interest and currency hedges.

The effective interest rate, which averaged 5.40% (previous year: 5.33%), represents the average interest on the average carrying amount after interest and currency hedging. The interest rate weighted by the carrying amount of the relevant liabilities totalled 7.05% as of the balance sheet date (previous year: 5.84%) and accounts for repayments.

The maturity structure of non-current loans and borrowings is as follows:

39. Maturity of non-current loans and borrowings

TEUR	Up to 1 year	Over 1 year	Over 5 years	Total
Bonds	–	251,973.8	50,440.0	302,413.8
Thereof fixed interest	–	–	–	–
Thereof variable interest	–	251,973.8	50,440.0	302,413.8
Non-current loans and borrowings	70,258.9	697,588.6	288,626.8	1,056,474.3
Thereof fixed interest	51,966.9	272,211.7	113,203.4	437,382.0
Thereof variable interest	18,292.0	425,376.9	175,423.4	619,092.3
Total non-current loans and borrowings	**70,258.9**	**949,562.4**	**339,066.8**	**1,358,888.1**

Bonds

All bonds call for payment in arrears. In the past financial year, no bonds were repurchased (previous year: TEUR 0.0).

The CHF obligation with a nominal interest rate of 3.25% and the DEM bond with a nominal interest rate of 5.00% were redeemed on April 8, 2008 and August 26, 2008 respectively. The CHF obligation with a nominal interest rate of 2.43% will be redeemed on June 10, 2009. These repayments are recorded as current loans and borrowings at the balance sheet date (see 44. Current loans and borrowings). Interest expense for the past financial year is included under interest expense for non-current financial liabilities.

These items are valued at amortised cost. Liabilities in foreign currencies were translated at the exchange rate in effect on the balance sheet date. In accordance with IAS 39, hedged liabilities were adjusted to reflect the corresponding change in the value of the hedged risk in cases where hedge accounting was applied. The resulting change in bonds amounting to –TEUR 4,915.9 is largely offset by a corresponding development in provisions for non-current financial instruments of TEUR 7,651.7.

Fair value was calculated on the basis of available market information on the respective bond prices and the exchange rate as of the balance sheet date.

Non-current bank loans
The loans consist of borrowings from banks, which are subsidised in part by interest and redemption grants from the Austrian Environment and Water Industry Fund. The non-recourse liabilities incurred by project companies against EVN AG amounted to TEUR 335,736.5 as of September 30, 2008 (previous year: TEUR 399,829.6).

Shares in project companies and their assets were pledged as collateral for project financing.

"EVN" concluded a syndicated revolving credit facility of EUR 600m through EVN Finance Service B.V., Amsterdam, on September 12, 2006, which has a term to maturity of seven years (2006–2013). As of the balance sheet date on September 30, 2008, "EVN" had used EUR 200m of thus credit line.

Deferred interest expenses are included under other current liabilities.

40. Deferred taxes

40. Deferred taxes TEUR	**2007/08**	2006/07
Deferred tax assets		
Employee-related provisions	–25,933.0	–27,191.6
Tax loss carryforwards	–2,465.2	–1,687.4
Other deferred tax assets	–4,579.4	–9,535.2
Deferred tax liabilities		
Non-current assets	50,300.6	43,983.9
Untaxed reserves	21,395.9	25,300.4
Financial instruments	361,082.5	339,784.9
Other deferred tax liabilities	19,309.1	28,120.4
Total	**419,110.5**	**398,775.4**
Thereof		
Deferred tax assets	–912.0	–1,032.4
Deferred tax liabilities	420,022.5	399,807.9

Deferred taxes increased by TEUR 24,517.8 (previous year: 28,829.9) as the result of changes in equity without recognition through profit or loss as well as through business combinations by TEUR 914.6 (previous year: TEUR 0.0), and declined as a result of deferred tax income of TEUR 5,097.3 (previous year: TEUR 8,457.2), for a net total of TEUR 419,110.5 (previous year: TEUR 398,775.4).

Deferred tax assets were not recorded on loss carryforwards of TEUR 24,170.9 (previous year: TEUR 20,197.0), that are not expected to be reversed within a foreseeable period. A total of TEUR 3,740.4 of these loss carryforwards (previous year: TEUR 0.0) expire after 2013.

41. Non-current provisions

41. Non-current provisions TEUR	2007/08	2006/07
Provisions for pensions	219,517.6	221,938.9
Provisions for obligations similar to pensions	16,670.0	16,253.4
Provisions for severance payments	72,323.0	67,415.4
Other non-current provisions	147,852.6	151,515.0
Total	**456,363.3**	**457,122.7**

The amounts reported for the provisions on pensions and for obligations similar to pensions as well as provisions for severance payments were generally calculated on the basis of the following parameters:
- Interest rate of 5.75% p.a. (previous year: 5.00% p.a.)
- Remuneration increases of 3.75% p.a., subsequent years 3.00% p.a. (previous year: 3.00% p.a.)
- Pension increases of 3.75% p.a. (previous year: 2.75% p.a.)
- Austrian pension tables "Rechnungsgrundlagen AVÖ 2008-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler" (previous year: "AVÖ 1999-P")

41. Development of provisions for pensions and obligations similar to pensions TEUR	2007/08	2006/07
Present value of pension obligations (DBO) on October 1	**240,511.4**	**247,183.6**
+ Service costs	1,758.4	1,896.3
+ Interest paid	12,037.0	11,766.4
– Pension payments	–16,949.0	–17,003.4
+/– Actuarial loss/gain	15,093.2	–3,331.5
Present value of pension obligations (DBO) on September 30	**252,450.8**	**240,511.4**
Provisions for pensions and obligations similar to pensions on September 30	**236,187.6**	**238,192.3**

As of the balance sheet date. the provisions for pensions and obligations similar to pensions showed a deficit of 6.4% compared to the DBO value (previous year: deficit of 1.0%).

41. Development of the provisions for severance payments TEUR	2007/08	2006/07
Present value of severance payment obligations on October 1	**71,522.1**	**69,177.0**
+ Currency translation adjustment	5.8	–
+ Addition through business combination	245.9	–
+ Service costs	3,057.6	2,883.0
+ Interest paid	3,655.6	3,266.1
– Severance payments	–3,979.2	–4,999.4
+ Actuarial loss	1,503.9	1,195.5
Present value of the severance payments (DBO) on September 30	**76,011.7**	**71,522.1**
Provision for severance payments on September 30	**72,323.0**	**67,415.4**

As of the balance sheet date. the provision for severance payments showed a deficit of 4.9% compared to the DBO value (previous year: deficit of 5.7%).

41. Development of other non-current provisions

TEUR	Service anniversary bonuses	Cooperation agreements	Non-current financial instruments	Rents for network access	Legal proceedings	Restructuring	Environmental and waste risks	Other non-current provisions	Total
Carrying amount on 1.10.2007	**16,496.0**	**37,051.2**	**35,748.6**	**15,305.7**	**7,201.3**	**2,511.0**	**36,225.9**	**975.2**	**151,515.0**
Currency translation adjustment	4.3	–	–	–	28.3	–	–	–	32.5
Addition through business combination	–	–	–	546.3	–	–	563.7	–	1,110.0
Interest paid	623.8	2,223.1	–	–	1,894.3	–	1,749.7	–	6,490.8
Use	–678.1	–1,414.3	–9,628.4	–28.1	–2,795.5	–	–1,679.0	–206.5	–16,429.9
Additions	619.8	–	–	1,265.1	1,230.3	–	2,257.4	2,277.7	7,650.3
Transfers	–5.1	–	–	–	–	–2,511.0	–	–	–2,516.1
Carrying amount on 30.9.2008	**17,060.7**	**37,860.0**	**26,120.2**	**17,089.0**	**7,558.7**	**–**	**39,117.7**	**3,046.4**	**147,852.6**

The provision for non-current financial instruments are related to hedging transactions which are partly offset by the corresponding development in bonds reported under non-current loans and borrowings.

Rents for network access involve provisions for rents to gain access to third party facilities in Bulgaria.

42. Deferred income from network subsidies

The item "deferred income from network subsidies" developed as follows:

42. Deferred income from network subsidies

TEUR	Construction subsidies	Investment subsidies	Total
Carrying amount on 1.10.2007	**286,575.6**	**37,465.8**	**324,041.4**
Currency translation differences	43.9	–	43.9
Addition through business combination	–	597.3	597.3
Transfers	–891.7	891.7	–
Additions	55,453.2	3,694.0	59,147.2
Reversal	–27,299.6	–2,208.0	–29,507.6
Carrying amount on 30.9.2008	**313,881.3**	**40,440.8**	**354,322.2**

TEUR 324,814.5 (previous year: TEUR 296,206.4) will not be recognised as income within one year.

43. Other non-current liabilities

Other non-current liabilities consist chiefly of leases relating to the long-term utilisation of heating networks and heating plants. The accruals of financial instruments relate to present value advantages from lease-and-lease-back transactions in connection with electricity procurement rights at the Danube power plants, whereas the other liabilities refer to future leasing payments from finance leases.

43. Other non-current liabilities TEUR	2007/08	2006/07
Long-term leases	37,812.7	33,723.3
Long-term accruals of financial instruments	10,723.5	7,178.3
Other non-current liabilities	17,148.2	6,067.2
Total	**65,684.4**	**46,968.7**

43. Term to maturity of other non-current liabilities

	Term to maturity as of 30.9.2008			Term to maturity as of 30.9.2007		
TEUR	**Over 1 year**	**Over 5 years**	**Total**	Over 1 year	Over 5 years	Total
Long-term leases	12,645.5	25,167.2	37,812.7	10,057.0	23,666.3	33,723.3
Long-term accruals of financial instruments	3,840.1	6,883.4	10,723.5	2,705.0	4,473.2	7,178.3
Other non-current liabilities	5,471.9	11,676.3	17,148.2	1,149.8	4,917.3	6,067.2
Total	**21,957.6**	**43,726.8**	**65,684.4**	**13,911.8**	**33,056.8**	**46,968.7**

Current liabilities

44. Current loans and borrowings

Overdrafts are included under cash and cash equivalents on the cash flow statement.

44. Current loans and borrowings TEUR	2007/08	2006/07
3.25 % CHF obligation 1998–2008[1]	–	110,836.7
5.00 % DEM bond 1998–2008[1]	–	114,529.4
2.43 % CHF obligation 2004–2009[2]	126,719.8	–
Bank overdrafts and other current loans	27,184.2	21,867.6
Total	**153,904.0**	**247,233.6**

1) The obligation and the bond were redeemed as scheduled in the 2007/08 financial year.
2) The obligation will be redeemed on June 10, 2009.

45. Current tax liabilities

The item "Current tax liabilities" as of the balance sheet date is comprised of the following:

45. Current tax liabilities TEUR	2007/08	2006/07
Energy tax	28,706.8	22,548.7
Value added tax	22,383.6	18,228.0
Corporate income tax	5,995.9	12,674.1
Other taxes and duties	3,393.1	5,419.7
Total	**60,479.4**	**58,870.5**

46. Trade payables

Trade payables include obligations resulting from outstanding invoices amounting to TEUR 47,284.0 (previous year: TEUR 49,820.4).

47. Current provisions

The provision for personnel entitlements comprises special payments not yet due and outstanding leaves as well as liabilities resulting from an early retirement programme in which employees can participate on a voluntary basis. The provision for legally binding agreements on the balance sheet date equals TEUR 1,993.4 (previous year: TEUR 4,148.4).

In the 2007/08 financial year, an official notification from the Austrian government confirmed that a total of 1,577,956 emission certificates (previous year: 1,444,152) were granted to "EVN" free of charge for the calendar year 2008. A provision was created (see note 29. Inventories) for the existing shortfall as of the balance sheet date based on the market value of the emission certificates as of September 30, 2008.

Restructuring provisions encompass the measures implemented in Bulgaria and Macedonia within the context of the voluntary social benefits programme.

47. Development of current provisions

TEUR	Personnel entitlements	Impending losses	Emission certificates	Restructuring	Current financial instruments	Other current provisions	Total
Carrying value on 1.10.2007	**56,350.6**	**11,330.6**	**577.1**	**3,231.8**	**12,763.6**	**8,703.1**	**92,956.6**
Currency translation adjustment	7.1	–	–	11.7	–	5.3	24.2
Addition through business combination	–	–	–	–	–	105.3	105.3
Use	–26,957.2	–5,511.0	–562.8	–3,926.3	–12,763.6	–6,436.9	–56,157.8
Additions	27,770.5	16,358.7	425.2	3,738.7	–	9,352.4	57,645.6
Transfers	–28.0	–	–	2,296.4	–	–431.5	1,836.9
Carrying value on 30.9.2008	**57,143.0**	**22,178.3**	**439.5**	**5,352.2**	**–**	**11,297.8**	**96,410.8**

48. Other current liabilities

The liabilities relating to social security contributions comprise liabilities to insurance institutions.

Liabilities to companies consolidated at equity primarily refer to liabilities for the distribution and procurement of electricity to e&t Energie Handelsgesellschaft m.b.H., Vienna, ("e&t"), and for the procurement of natural gas to "EconGas".

The liabilities due to affiliated companies relate to those subsidiaries which are not consolidated.

Prepayments received were designed to cover the costs of electricity, gas and heating supplies, and the installation of customer equipment.

Other liabilities consist primarily of liabilities relating to employee social security, deposits received, compensation payments for electricity futures as well as liabilities to partners within "EAA".

48. Other current liabilities TEUR	**2007/08**	2006/07
Liabilities relating to social security	14,133.8	15,140.4
Liabilities to companies included at equity	71,061.0	26,735.2
Liabilities to associates	4,651.6	19,633.8
Prepayments received	27,825.0	26,339.3
Deferred interest expenses	9,234.2	10,103.4
Other liabilities	51,140.3	51,646.8
Total	**178,045.9**	**149,598.9**

Notes to the Consolidated Income Statement

The Bulgarian district heating company "TEZ Plovdiv", in which "EVN" acquired a 100% shareholding, has been included in the consolidated financial statements of "EVN" since December 2007. Therefore, the consolidated income statement includes this company for only three quarters.

49. Revenue

The revenues of the individual business segments developed as follows:

49. Revenue TEUR	**2007/08**	2006/07
Energy	2,182,302.9	1,932,742.5
Environmental Services	184,563.4	275,068.2
Strategic Investment and Other Business	30,135.5	25,313.6
Total	**2,397,001.9**	**2,233,124.3**

The segment reporting contains an overview of revenues by areas of business and region (see note 61. Segment reporting).

Revenue also includes income of TEUR 27,932.5 (previous year: TEUR 106,626.3) from contractual work on international projects in accordance with BOOT models.

50. Other operating income

Other operating income consists primarily of payments for interest on late customer payments, subsidies and grants as well as the sale of goods and services which are not related to "EVN's" business operations.

50. Other operating income TEUR	**2007/08**	2006/07
Income from the reversal of provisions	1,809.9	1,049.6
Income from the reversal of deferred income from network subsidies	29,507.6	27,835.1
Income from the disposal of intangible assets and property, plant and equipment	840.2	331.4
Rental income	2,289.2	2,228.1
Insurance compensation	3,392.3	1,898.3
Miscellaneous operating income	13,024.5	12,243.1
Total	**50,863.8**	**45,585.5**

51. Cost of materials and services

The cost of electricity purchases and primary energy is comprised mainly of gas and electricity procurement costs as well as expenses for the purchase of additional emission certificates. The insufficient allocation of free emission certificates resulted in corresponding costs of TEUR 4,468.1 (previous year: TEUR 7,218.7) for the purchase of additional certificates during the reporting period.

The cost of other materials and services relates primarily to the project business as well as services for the operation and maintenance. This item also includes other costs directly related to required services.

51. Cost of materials and services TEUR	2007/08	2006/07
Electricity purchases and primary energy expenses	1,375,823.4	1,176,086.7
Other materials and services	281,748.1	335,192.3
Total	**1,657,571.5**	**1,511,279.0**

52. Personnel expenses

Personnel expenses include payments of TEUR 4,710.3 (previous year: TEUR 4,425.4) to EVN-Pensionskasse AG, Maria Enzersdorf, as well as contributions of TEUR 207.8 (previous year: TEUR 129.9) to "EVN" pension funds.

52. Personnel expenses TEUR	2007/08	2006/07
Wages and salaries	218,735.3	205,221.7
Severance payments	11,466.0	13,608.9
Pension costs	18,938.0	17,447.5
Compulsory social security contributions and payroll-related taxes	46,390.9	43,621.9
Other employee-related expenses	8,906.6	8,993.2
Total	**304,436.8**	**288,893.2**

The average number of employees was as follows:

52. Employees by business unit Annual average	2007/08	2006/07
Generation	82	71
Networks	1,446	1,423
Supply	174	141
South East Europe	6,560	6,843
Thereof Bulgaria	3,520	3,418
Thereof Macedonia	3,041	3,425
Environmental Services	456	462
Other	624	595
Total	**9,342**	**9,535**

Employees from proportionately consolidated companies are included in the above statistics in accordance with the stake held by "EVN".

53. Depreciation

The procedure used for impairment testing is described under the valuation methods in note 8. Procedures and effects of impairment tests.

53. Depreciation and amortisation by balance sheet item	TEUR	2007/08	2006/07
Amortisation of intangible assets		10,420.3	8,498.7
Depreciation of property, plant and equipment		185,261.0	144,841.1
Total		**195,681.3**	**153,339.9**

53. Depreciation and amortisation	TEUR	2007/08	2006/07
Scheduled depreciation and amortisation		183,687.8	175,464.3
Impairment losses[1]		13,431.4	961.9
Reversal of impairment losses[1]		–1,437.9	–23,086.3
Total		**195,681.3**	**153,339.9**

1) For details see notes 24. Intangible assets and 25. Property, plant and equipment.

54. Other operating expenses

54. Other operating expenses	TEUR	2007/08	2006/07
Legal and consulting fees, expenses related to risks of legal proceedings		19,681.1	15,337.2
Write-off of receivables		18,953.2	13,452.1
Business operation taxes and duties		15,518.3	11,699.6
Advertising expenses		12,124.9	11,816.3
Telecommunications and postage		10,140.7	10,304.4
Insurance		9,535.7	9,760.2
Transportation and travelling expenses		6,504.4	5,943.2
Rents		5,245.8	20,999.9
Maintenance		5,009.9	4,499.6
Employee training		2,947.4	3,012.1
Miscellaneous operating expenses		29,665.2	29,313.6
Total		**135,326.7**	**136,138.3**

Other miscellaneous operating expenses are comprised of expenses for environmental protection, fees for monetary transactions, licensing and membership fees as well as administrative and office expenses.

Financial results

55. Income from companies included at equity

This item is comprised chiefly of profit contributions and amortisation relating to the acquisition of assets in the following companies:

55. Proportionate share of companies included at equity — % share of "EVN" in profit/loss	2007/08	2006/07
BEGAS – Burgenländische Erdgasversorgungs-Aktiengesellschaft, Eisenstadt, ("BEGAS")[1]	49.0	49.0
Burgenländische Elektrizitätswirtschafts-Aktiengesellschaft (BEWAG), Eisenstadt, ("BEWAG")[1]	49.0	49.0
"EconGas"	15.7	15.7
"EESU Holding"	49.95	49.95
"Fernwärme St. Pölten"	49.0	–
"RAG"[1]	75.0	75.0
Evonik-EVN Walsum 10 Kraftwerksgesellschaft mbH, Essen, Germany[2]	49.0	49.0
Zagrebacke otpadne vode d.o.o., Zagreb, Croatia	48.5	48.5
Zagrebacke otpadne vode – upravljanje i pogon d.o.o., Zagreb, Croatia	35.0	35.0

1) "BEWAG", "BEGAS" and "RAG" are held indirectly via "BUHO" and "RBG", in which "EVN" does not have a 100% stake (see also note 38. Minority interest).
2) Formerly STEAG-EVN Walsum 10 Kraftwerksgesellschaft mbH, Essen, Germany

Furthermore, ALLPLAN Gesellschaft m.b.H., Vienna, e&i EDV Dienstleistungsgesellschaft m.b.H., Vienna, "e&t" and NÖKOM NÖ Telekom Service Gesellschaft m.b.H., Maria Enzersdorf, ("NÖKOM"), are included at equity.

56. Income from other investments

Dividend payments from affiliated companies comprise distributions by companies that are not consolidated because they are not of material importance for the assets and liabilities, financial position and results of operations of „EVN".

Dividend payments from other companies are comprised primarily of a distribution by Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund).

56. Income from other investments — TEUR	2007/08	2006/07
Dividend payments	41,331.9	37,160.6
from non-consolidated affiliated companies	10.0	15.0
from other companies	41,321.9	37,145.6
Impairment losses/Reversals of impairment	–24.8	–
Total	**41,307.0**	**37,160.6**

57. Interest and other financial results

Interest income on non-current financial assets includes interest from investment funds that focus chiefly on fixed-interest securities as well as interest components of the leasing business. Other interest income generally relates to income on securities recorded under current financial assets.

Interest expense on non-current financial liabilities represents regular interest payments on issued bonds and non-current bank loans. Other interest expense includes expenses for current loans as well as leasing costs for biomass equipment, distribution and heating networks.

The results of valuation gains/losses and disposals of securities held as non-current assets contains the assets recognised at their fair value, and thus primarily on the valuation of the investment instruments in the R138 fund.

The results of valuation gains/losses and disposals of securities recorded under current assets are related mainly to the sale or valuation of financial instruments "held for sale" i.e. of investment funds and current securities.

57. Interest and other financial result TEUR	**2007/08**	**2006/07**
Interest income on non-current financial assets	40,626.0	21,570.8
Other interest income	9,308.1	9,896.2
Interest expense on non-current financial liabilities	–77,031.4	–68,479.9
Other interest expense	–7,889.9	–7,355.1
Results of valuation gains/losses and disposals of non-current securities	–11,697.9	495.2
Results of valuation gains/losses and disposals of current securities	–17,760.4	4,974.2
Other financial results	–3,727.9	2,018.6
Total	**–68,173.4**	**–36,880.0**

58. Income tax expense

58. Taxes on profit TEUR	**2007/08**	2006/07
Income tax expense	10,713.6	36,919.4
thereof Austrian companies	5,160.6	30,927.5
thereof Foreign companies	5,552.9	5,991.9
Deferred tax expense	–5,097.3	–8,457.2
thereof Austrian companies	–3,050.8	2,995.4
thereof Foreign companies	–2,046.5	–11,452.6
Total	**5,616.2**	**28,462.2**

The effective tax rate of "EVN" for the 2007/08 in relation to the profit before income tax amounted to 2.4% (previous year: 9.9%). The effective tax rate represents the weighted average of the effective local corporate tax rates of all consolidated subsidiaries.

The main reasons for the difference between the valid Austrian corporate tax rate of 25.0% in 2008 (previous year: 25.0%) and the recorded effective corporate tax rate in accordance with the consolidated income statement can be explained as follows:

58. Calculation of the effective tax rate	2007/08 %	2007/08 TEUR	2006/07 %	2006/07 TEUR
Profit before income tax	–	**235,459.2**	–	**287,440.2**
Income tax rate/income tax expense at nominal tax rate	**25.0**	**58,864.8**	**25.0**	**71,860.0**
+/– Different corporate tax rates in other countries	–1.0	–2,331.8	0.4	1,141.0
– Changes in taxation	–	–	–4.5	–12,937.9
– Tax-free income from investments	–18.2	–42,890.9	–11.0	–31,751.4
– Revaluation of deferred taxes	–4.7	–10,998.7	–	–
+ Non-deductible expenses	0.3	702.5	0.5	1,541.4
–/+ Tax reductions/increases related to previous periods	0.2	390.7	–0.4	–1,009.0
+/– Other items	0.8	1,879.7	–0.1	–381.9
Effective tax rate	**2.4**	**5,616.2**	**9.9**	**28,462.2**

The effect arising from changes in taxation during the 2006/07 financial year can be primarily attributed to a revaluation of deferred taxes in Bulgaria, Germany and Macedonia following a change in the corporate tax rates of these countries (see note 22. Income taxes and deferred taxes).

59. Earnings per share

Earnings per share are calculated by dividing Group net profit (proportional share of Group net profit for the period attributable to EVN AG shareholders) by the weighted average number of ordinary shares outstanding, i.e. 163,488,927 (previous year: 163,525,820). This figure may generally be diluted by the existence of so-called potential shares arising from share options or convertible bonds. However, "EVN" has no such potential shares. Subsequently, there is no difference between basic earnings per share and diluted earnings per share.

Group net profit amounted to TEUR 186,936.8 for the 2007/08 financial year (previous year: TEUR 227,029.7). Calculated on this basis, earnings per share for the 2007/08 financial year totalled EUR 1.14 (previous year: EUR 1.39). The previous year's figures have been adjusted as the result of the stock split carried out on April 17, 2008 at a ratio of 4 for 1.

Other information

60. Cash flow statement

The cash flow statement of "EVN" shows the changes in cash and cash equivalents during the 2007/08 financial year as a result of monetary inflows and outflows.

The cash flow statement is presented in accordance with the indirect method. Deductible expenses are added and deductible income is subtracted from profit before tax.

Income tax payments of TEUR 28,487.0 (previous year: TEUR 17,623.6) are reported separately under cash flow from operating activities.

Dividends received, interest income and interest expense are allocated to current business activities. Cash flow from dividends for the year totalled TEUR 135,431.7 (previous year: TEUR 116,799.9). Interest received amounted to TEUR 47,355.8 (previous year. TEUR 31,467.0), whereas interest paid totalled TEUR 82,198.6 (previous year: TEUR 74,346.1).

The effects of business combinations were eliminated, and are now reported under "net payments for company acquisitions" as part of net cash flow from investing activities. In the previous financial year, net cash flow from investing activities included the proceeds from the sale of "EVN's" interest in Energie AG Oberösterreich amounting to TEUR 177,363.2 (including indexing up to the date of payment in January 2007).

Proceeds from the disposal of intangible assets and property, plant and equipment amounted to TEUR 5,270.2 (previous year: TEUR 2,675.4). These proceeds resulted in a profit of TEUR 840.2 (previous year: TEUR 331.4).

Dividend payments of TEUR 61,322.2 (previous year: TEUR 57,234.0) to EVN AG shareholders and TEUR 36,420.7 (previous year: TEUR 35,147.0) to minority shareholders of "RBG" and "BUHO" are reported under cash flow from financing activities.

The cash and cash equivalents received by "EVN" from business combinations amounted to TEUR 155.4 (previous year: TEUR 0.0).

The share of cash and cash equivalents held by companies included through proportionate consolidation amounted to TEUR 14.143,1 (previous year: TEUR 7,820.0).

60. Cash and cash equivalents TEUR	2007/08	2006/07
Cash on hand	327.8	300.6
Cash at banks	120,653.2	75,923.0
Bank overdrafts	–26,863.5	–21,867.6
Total	**94,117.5**	**54,356.0**

61. Segment reporting

IAS 14 stipulates that specific data from the annual financial statements of a company must be provided separately according to the various areas of business and geographical segments. This classification follows the internal reporting structure, and therefore provides a reliable assessment of the risks and earnings of the Group. Segment reporting allows for greater transparency in evaluating the profitability and prospects of success relating to the business activities of the Group.

The new organisational structure of "EVN", which took effect at the beginning of the 2005/06 financial year, has also been reflected in the company's external reporting instruments (letters to shareholders and annual report). Accordingly, the structure of this report focuses on the three business segments: Energy, Environmental Services, and Strategic Investments and Other Business.

On the one hand, this new segment reporting provides a compact description of the relevant management components characterising the EVN Group (management approach). On the other hand, it is also designed to convey a sufficient level of information on the development of business in the different business areas, and thus serve as the basis for a logical interpretation of developments in the Group.

The segments encompass the following activities:

Segment activities

Segment	Activity
Energy	Generation, networks, energy procurement and supply, and South East Europe
Environmental Services	Water, wastewater and waste incineration
Strategic Investments and Other Business	Strategic and other investments

The geographical segmentation encompasses the sub-divisions of "EVN's" business activities in the following regions: Austria, South East Europe as well as Central and Eastern Europe.

Principles of segment allocation

Items that can be assigned directly are allocated to the respective segments. Services provided by one segment for another segment that can be charged directly are allocated by means of intragroup transactions. Any items that cannot be assigned or charged directly are assigned using an objective cost allocation process. Any remaining amounts are distributed in proportion to the assigned items.

Revenues are assigned to the country in which the service was provided in accordance with the country of destination. The project location is the main criteria used to determine the assignment of revenues for "EVN's" project business.

Transfer pricing

The transfer prices for energy between the individual segments are based on comparable prices for special contract customers, and thus represent applicable market prices. For the remaining items, pricing is based on costs plus an appropriate mark-up.

61. Segment reporting by areas of business

EURm	Energy 2007/08	Energy 2006/07	Environmental Services 2007/08	Environmental Services 2006/07	Strategic Investments and Other Business 2007/08	Strategic Investments and Other Business 2006/07	Consolidation 2007/08	Consolidation 2006/07	Total 2007/08	Total 2006/07
External revenue	**2,182.3**	**1,932.7**	**184.6**	**275.1**	**30.1**	**25.3**	**–**	**–**	**2,397.0**	**2,233.1**
Intra-Group revenue	15.2	10.7	11.2	9.4	56.8	49.0	–83.2	–69.0	–	–
Operating expenses	–1,861.6	–1,634.5	–156.1	–230.6	–99.1	–85.8	82.1	68.4	–2,034.7	–1,882.5
EBITDA	**335.9**	**309.0**	**39.6**	**53.8**	**–12.1**	**–11.5**	**–1.1**	**–0.7**	**362.3**	**350.7**
Depreciation and amortization	–180.7	–136.7	–14.2	–15.8	–1.8	–1.6	1.1	0.7	–195.7	–153.3
Thereof impairment losses	–13.4	–0.6	–	–0.3	–	–	–	–	–13.4	–1.0
Thereof reversal of impairment losses	1.4	23.1	–	–	–	–	–	–	1.4	23.1
Results from operating activities (EBIT)	**155.2**	**172.3**	**25.4**	**38.1**	**–13.9**	**–13.0**	**–**	**–**	**166.6**	**197.3**
Income from companies included at equity	9.7	8.0	9.9	18.8	76.1	63.1	–	–	95.7	89.8
Carrying value of companies included at equity	87.6	44.6	63.2	53.0	490.7	362.7	–	–	641.5	460.3
Goodwill	173.6	150.1	41.9	41.5	–	–	–	–	215.5	191.6
Liabilities	**2,240.6**	**1,929.8**	**801.0**	**806.9**	**1,303.6**	**1,221.8**	**–917.4**	**–711.2**	**3,427.8**	**3,247.2**
Total assets	**3,421.3**	**3,006.0**	**1,083.8**	**1,049.5**	**3,136.7**	**3,005.9**	**–1,005.6**	**–799.4**	**6,636.3**	**6,261.9**
Investments in intangible assets and property, plant and equipment	**346.1**	**222.0**	**67.9**	**53.6**	**1.6**	**2.1**	**–**	**–**	**415.6**	**277.7**

61. Segment reporting by region

EURm	Austria 2007/08	Austria 2006/07	South East Europe 2007/08	South East Europe 2006/07	Central and Eastern Europe 2007/08	Central and Eastern Europe 2006/07	Group total 2007/08	Group total 2006/07
Revenue	1,521.3	1,400.1	754.3	623.9	121.4	209.2	2,397.0	2,233.1
Results from operating activities (EBIT)	145.0	177.5	16.5	3.3	5.1	16.6	166.6	197.3
Investments in intangible assets and property, plant and equipment	251.3	180.1	153.2	83.2	11.1	14.4	415.6	277.7
Total assets	4,927.3	4,683.8	1,003.8	842.9	705.2	735.2	6,636.3	6,261.9

62. Risk management

Interest rate risk

Interest rate risk relates to the threat posed to "EVN" by a negative change in prevailing interest rates and the effects this would have on interest payments, interest income and expense as well as the share capital of "EVN". In order to minimise interest rate risk. "EVN" works to achieve a balanced mix of fixed income and variable rate liabilities. Risk is minimised through monitoring, compliance with limits and hedging. Fixed interest periods are managed over the short-term through derivative financial instruments (see note 63. Financial instruments). The valuation of these financial instruments distinguishes between those with fixed interest rates and those with variable interest rates.

In accordance with the stipulations contained in IFRS 7, the valuation of the interest rate risk is carried out on the basis of a sensitivity analysis in the case of financial instruments with a variable interest rate. For example, an increase in the market interest rate of one percentage point calculated on the basis of the portfolio of variable-rate financial instruments on the balance sheet date would have a negative impact on earnings to the amount of EUR 8.7m. A decline in the market interest rate of one percentage point would correspondingly lead to higher earnings of EUR 8.7m. Principally speaking, "EVN" aims to counteract the effects of interest rate fluctuations by using hedging instruments.

Foreign exchange risk

Currency risks arise through the denomination of financial instruments in a currency which does not correspond to the functional currency of the company. "EVN" incurs foreign exchange risks mainly in relation to the JPY and CHF bonds it has issued. These are largely hedged with cross currency swaps (see notes 39. Non-current loans and borrowings and 63. Financial Instruments).

Other market risks

This item primarily refers to price change risks resulting from market fluctuations. For "EVN", the main risks are fluctuations in primary energy prices, electricity procurement and sourcing prices, and share price risks involving securities. Forward and future contracts (see below), options and swaps (see 63. Financial instruments) are concluded to hedge price risks for electricity, gas, oil , black coal, CO_2 and biomass.

62. Price hedging in the Energy segment

	2007/08					2006/07				
	Nominal volumes		Market values			Nominal volumes		Market values		
TEUR	Purchases	Disposals	Positive	Negative	Net	Purchases	Disposals	Positive	Negative	Net
Futures	97,022.5	−40,940.5	13,170.7	−12,725.7	445.0	97,121.5	−1,298.5	4,590.4	−1,994.9	2,595.5
Forwards	419,939.4	−333,073.2	99,225.5	−81,243.5	17,982.1	370,187.9	−310,069.1	41,232.3	−34,029.2	7,203.1

Share price changes exist in respect to securities, and are dependent on the development of the capital market. "EVN" has a significant shareholding in Verbundgesellschaft.

Liquidity risk

Liquidity risk encompasses the risk of the company not being able to raise the financial resources required to redeem liabilities on schedule. "EVN" minimises the risk on the basis of long-term financial planning, setting limits and Group-wide cash pooling. The gearing ratio of "EVN" is 35.3%, which is below the average in the energy sector, demonstrating the sound capital structure of the company. In the 2006/07 financial year, "EVN" concluded a syndicated credit facility amounting to EUR 600m with a European banking consortium. As of September 30, 2008, EUR 400m of this line of credit had not yet been drawn upon and was available for immediate use.

Credit risk

Credit risk arises from the potential non-payment of financial obligations by a business partner. To limit credit risk, the company carries out credit assessments of the contracting parties. Sufficient collateral is required before a transaction if the partner's credit standing is classified as inadequate.

"EVN" pays attention to ensuring that funds are deposited at banks with the best possible creditworthiness as demonstrated by international ratings. The credit risk is limited to the balance sheet totals.

63. Financial instruments

Primary financial instruments

Primary financial instruments in "EVN" chiefly consist of financial assets such as securities, loans and borrowings, "EVN" Group investments, trade accounts receivable, cash at banks, securitised and non-securitised liabilities and trade payables. The relevant accounting and valuation principles are described under the respective item. Purchases and disposals are recognised on the settlement date.

Non-current financial liabilities arising from issued bonds are described in detail in note 39. Non-current loans and borrowings.

The following table contains the carrying values and fair values of financial assets and liabilities valuated at amortised cost:

63. Financial instruments at amortised cost in EURm	**2007/08** Carrying value	**2007/08** Fair value	2006/07 Carrying value	2006/07 Fair value
Financial assets				
Bonds	21.6	21.6	21.4	21.4
Current receivables	548.8	548.8	519.6	519.6
Cash and cash equivalents	121.0	121.0	76.2	76.2
Financial liabilities				
Bonds	302.4	324.6	417.8	443.7
Non-current loans and borrowings	1,056.5	1,056.5	754.8	754.8
Trade payables and other current liabilities	461.7	461.7	447.6	447.6
Current loans and borrowings	153.9	153.9	247.2	247.2

For the most part, receivables, cash and cash equivalents and liabilities have short terms to maturity. For this reason, the carrying values at the balance sheet date approximately equal the market values.

The market values of bonds are determined by taking the present value of the discounted future cash flow based on prevailing market interest rates.

The fair value is based on share price listings at the balance sheet date. The fair value of shares in non-listed subsidiaries and other investments is based on the discounted expected cash flow or comparable transactions.

63. Financial instruments at market values in EURm	**2007/08**	2006/07
Financial assets carried at fair value through profit or loss	102.9	101.2
Investments available for sale	1,723.5	1,613.4
Financial assets held for trading	136.0	395.7

Derivative financial instruments

Derivative financial instruments are used primarily to hedge liquidity, exchange rate, price and interest rate risks. The operative goal is to ensure the long-term continuity of financial results. In individual cases, the Group exploits opportunities that carry a higher risk but offer a larger profit. All derivative financial instruments are integrated in a risk management system as soon as the transactions are completed. This provides a daily overview of all main risk indicators. A separate staff unit has been established to monitor risk controlling, and develop risk analyses based on the value-at-risk method.

The nominal values represent the non-offset totals of all the items classified as financial derivatives on the balance sheet date. Although these are equivalent to the amounts agreed between the contractual partners, these figures do not provide a measure of the risk incurred by the company through the use of derivatives. Potential risk factors include fluctuations in the market prices and the credit risk of the contractual parties. The nominal and current market values (fair value) of all derivative financial instruments are recognised.

Derivative instruments used by "EVN" are comprised of the following:

	Nominal value[1]		Market value[2]	
63. Derivative financial instruments	**30.9.2008**	30.9.2007	**30.9.2008**	30.9.2007
Currency swaps				
CHFm (under 1 year)[3]	200.0	180.0	5.6	–12.8
CHFm (under 5 years)[3]	–	200.0	–	–0.9
JPYm (over 5 years)[3]	8,000.0	8,000.0	–15.2	–21.6
USDm (under 5 years)[3]	15.4	15.4	1.9	1.8
USDm (over 5 years)[3]	3.0	6.0	0.3	0.6
Interest rate swaps				
EURm (under 1 year)	–	70.3	–	0.2
EURm (under 5 years)[3]	482.8	445.0	–10.3	–13.2
Energy swaps				
Purchases (gas, coal, oil)[3]	136.1	119.0	0.4	19.0
Caps				
EURm (under 5 years)	105.0	–	0.8	–
EURm (over 5 years)	–	105.0	–	0.5

1) In EURm nominal currency
2) In EURm
3) Used as a hedging instrument in accordance with IAS 39

Depending on the time to maturity, positive market values are recognised under other non-current assets or receivables from financial instruments, whereas negative market values are recorded as provisions for financial instruments. Value fluctuations in hedging are chiefly offset by value fluctuations in the hedged transactions. The value adjustments of transactions for which hedge accounting was not applied are recognised to the consolidated income statement.

64. Significant events after the balance sheet date

On November 7, 2008, "WTE" won a contract to build a sludge treatment plant for the Lithuanian capital city of Vilnius with an annual capacity of 600,000 population equivalents. The total investment volume amounts to EUR 45m.

Taking account of the expected operational business development, "EVN" took advantage of a syndicated revolving credit facility of EUR 600m concluded on September 12, 2006. Further funds totalling EUR 100m were drawn from this line of credit to ensure sufficient interim financing of "EVN". As a result, "EVN" has now drawn up EUR 300m of this credit facility for interim financing purposes.

65. Other obligations and risks

"EVN" has entered into long-term, fixed quantity and price agreements with "e&t", as well as "EconGas" to ensure its supplies of electricity and primary energy. The company has also concluded long-term agreements for the import of coal from Poland and Russia. The commitments "EVN" has entered into and the risks are comprised of the following:

65. Other obligations and risks TEUR	2007/08	2006/07
Guarantees for subsidiaries in connection with energy purchases and trading transactions	509,152.3	348,308.6
Guarantees related to the operation and construction of power plants	150,131.9	87,587.8
Order obligations for investments in intangible assets and property, plant and equipment	149,131.6	145,270.7
Guarantees for subsidiaries in connection with construction projects in the Environmental Services segment	80,383.6	243,812.4
Further obligations arising from guarantees or other contractual contingent liabilities	27,821.7	63,967.0
Total	**916,621.1**	**888,946.5**

The above-mentioned obligations are contrasted by damage claims amounting to TEUR 421,651.9.

Further obligations from guarantees and other contractual contingent liabilities are comprised chiefly of outstanding capital contributions and loan commitments to Group subsidiaries as well as assumed liabilities for loans to subsidiaries and associates. Various legal proceedings and lawsuits arising from operating activities are pending, or claims may be potentially asserted against "EVN" in the future. The risks relating to such legal proceedings have been analysed in relation to their probability of occurrence. Although the results of such legal proceedings can not always be predicted in advance with a high degree of certainty, an assessment of risk in this regard indicates that the results of these legal proceedings and lawsuits, individually and as a whole, would not have a material impact on the business, financial position, profit and loss or cash flow of the Group.

66. Information on business transactions with related companies and individuals

Related companies and individuals include the main shareholders, NÖ Landes-Beteiligungsholding GmbH, St. Pölten, and EnBW Energie Baden-Württemberg AG, Karlsruhe, the members of the "EVN" Executive Committee and Supervisory Board as well as associated companies included at equity.

Transactions with a main shareholder

A group and tax settlement agreement was concluded with NÖ Landes-Beteiligungsholding GmbH during the inclusion of EVN AG in a company group, in accordance with § 9 of the Austrian Corporate Tax Act. EVN AG has since included further subsidiaries in the company group based on this agreement. This resulted in receivables of TEUR 15,653.0 (previous year: liabilities TEUR 7,935.6) to NÖ Landes-Beteiligungsholding GmbH as of the balance sheet date.

Transactions with the Executive and Supervisory Boards

The services rendered to members of the Executive Board and the Supervisory Board consist primarily of salaries, post employment benefits, severance payments and remuneration of the Supervisory Board.

The total remuneration paid to active members of the Executive Board in the 2007/08 financial year amounted to TEUR 1,235.3 (previous year: TEUR 1,186.4). Payments to former members of the Executive Board and their dependents totalled TEUR 949.1 (previous year: 918.8).

Expenses for severance payments and pensions totalled for the members of the Executive Board TEUR 1,312.7 (previous year: TEUR 2,243.6) and for senior management TEUR 1,322.0 (previous year: TEUR 1,434.1). In addition, pension commitments amounting to TEUR 9,391.9 (previous year: TEUR 8,167.8) apply to current members of the Executive Board.

Remuneration paid to the Supervisory Board amounted to TEUR 144.1 (previous year: TEUR 140.8). The members of the Environmental and Social Responsibility Advisory Committee were paid compensation of TEUR 79.0 in the year under review (previous year: TEUR 79.1).

Transactions with companies included at equity

Within the context of its ordinary business operations, "EVN" has concluded supply and service contracts with numerous companies, which also include associated companies consolidated at equity in the consolidated financial statements of "EVN". Long-term agreements were concluded with "e&t" for the sale and sourcing of electricity. Long-term sourcing contracts were also concluded with "EconGas" for natural gas. Moreover, a cooperation agreement exists with "BEGAS" for gas-related services as well as a long-term utilisation agreement with "NÖKOM" for the provision of optical fibre cables.

The value of services provided to companies included at equity is as follows:

66. Transactions with companies included at equity TEUR	2007/08	2006/07
Revenue	233,592.6	234,076.5
Cost of services	609,656.7	513,391.7
Trade accounts receivable	123,402.3	69,340.0
Trade accounts payable	59,686.3	15,469.7
Obligations from cash pooling	11,238.0	11,196.6
Interest balance from cash pooling	–880.6	–441.6

67. Information on management and staff

The corporate bodies of EVN AG are:

Executive Board
Burkhard Hofer – Spokesman of the Executive Board and CEO, Peter Layr, Herbert Pöttschacher

Supervisory Board
Rudolf Gruber – Chairman
Stefan Schenker – Vice-Chairman
Gerhard Posset – Vice-Chairman
Walter Aigner (up to March 17, 2008)
Amir Ghoreishi (up to January 17, 2008)
Norbert Griesmayr
Gottfried Holzer
Dieter Lutz
Reinhard Meißl
Bernhard Müller
Wolfgang Peterl
Martin Schuster
Michaela Steinacker
Hans-Peter Villis (as of January 17, 2008)
Franz Hemm – employee representative
Rudolf Rauch – employee representative
Manfred Weinrichter – employee representative
Paul Hofer – employee representative
Otto Mayer – employee representative
Helmut Peter – employee representative (up to March 17, 2008)
Franz Ziegelwagner – employee representative

68. Approval of the consolidated financial statements 2007/08 for publication

The current consolidated financial statements of the EVN Group have been prepared by the Executive Board as of the date signed below. The statutory financial statements, which will also be included in the consolidated financial statements after being adapted to International Financial Reporting Standards, along with the Group financial statements of the parent copmpany, will be conveyed to the Supervisory Board on December 10, 2008 for their examination and approval. The Supervisory Board may approve the consolidated financial statements or delegate the approval to the Annual General Meeting.

Maria Enzersdorf, November 20, 2008
EVN AG
The Executive Board

Burkhard Hofer
Spokesman of the Executive Board
and CEO

Peter Layr

Herbert Pöttschacher

EVN Group investments

The following is a list of "EVN's" investments, which is structured according to segments of business. The figures are derived from the last available financial statements of each company, as of the respective balance sheet date. The share capital of companies that report in a foreign currency is converted to euro using the exchange rate in effect on the balance sheet date, while annual results are converted to euro using the average exchange rate for the financial year.

1. EVN AG investments in the Energy Segment ≥ 20% as of September 30, 2008

Company, registered office	Shareholder	Interest in %	Currency	Shareholders' equity in TEUR	Last year's profit/loss in TEUR	Balance sheet date	Method of consolidation 2007/08
AUSTRIA FERNGAS Gesellschaft m.b.H. in Liqu., Vienna	EVN	23.75	EUR	2,522	299	31.12.2007	NE
EconGas GmbH, Vienna[1)]	EVN	15.70	EUR	110,340	47,314	31.12.2007	E
Energie Raum Mur Wasserkraftwerk Errichtungs- und Betriebs GmbH, Graz	WTK	50.00	EUR	57	–	31.12.2007	NE
ENERGIEALLIANZ Austria GmbH, ("EAA"), Vienna	EVN	45.00	EUR	5,025	692	30.9.2008	Q
Energy Service DOOEL, Skopje, Macedonia	EVN MKD	100.00	MKD	9	–3	31.12.2007	NV
Energy Trading EAD, Sofia, Bulgaria	EVN EC	100.00	BGN	115	–26	31.12.2007	V
EVN Bulgaria Elektrorazpredelenie AD, Plovdiv, Bulgaria	EVN	67.00	BGN	198,217	14,635	31.12.2007	V
EVN Bulgaria Elektrosnabdjavane AD, ("EVN EC") Plovdiv, Bulgaria	EVN	67.00	BGN	33,757	3,128	31.12.2007	V
EVN Bulgaria EAD, ("EVN Bulgaria"), Sofia, Bulgaria	EVN	100.00	BGN	353	101	31.12.2007	V
EVN Bulgaria Toplofikatsia EAD, Plovdiv, Bulgaria[2)]	EVN	100.00	BGN	22,568	–10,629	31.12.2007	V
EVN Development EOOD, Sofia, Bulgaria	EVN Bulgaria	100.00	BGN	1	–1	31.12.2007	NV
EVN DOOEL, Skopje, Macedonia[2)]	EVN SEE	100.00	MKD	–	–	–	NV
EVN Energievertrieb GmbH & Co KG, Maria Enzersdorf	EVN	100.00	EUR	40,649	14,250	30.9.2008	Q
EVN Kraftwerks- und Beteiligungsgesellschaft mbH ("EVN Kraftwerk"), Maria Enzersdorf	EVN	100.00	EUR	49,481	–46	30.9.2008	V
EVN Liegenschaftsverwaltung Gesellschaft m.b.H. Zwentendorf an der Donau	EVN/Utilitas	100.00	EUR	100,882	98	30.9.2008	V
EVN Macedonia AD, Skopje, Macedonia[3)]	EVN	90.00	MKD	150,195	64	31.12.2007	V
EVN Macedonia Holding DOOEL, ("EVN MKD"), Skopje Macedonia[4)]	EVN	100.00	MKD	–491	–209	31.12.2007	V
evn naturkraft Erzeugungs- und Verteilungs GmbH ("evn naturkraft"), Maria Enzersdorf	EVN	100.00	EUR	48,376	8,503	30.9.2008	V
EVN Netz GmbH, ("EVN Netz"), Maria Enzersdorf	EVN	100.00	EUR	351,203	13,763	30.9.2008	V
EVN Projektmanagement GmbH, Maria Enzersdorf[2)]	EVN	100.00	EUR	100,804	769	30.9.2008	V
EVN Trading d.o.o. Beograd, Belgrade, Serbia[2)]	EVN SEE	100.00	RSD	–	–	–	NV
EVN Trading South East Europe EAD, ("EVN SEE") Sofia, Bulgaria	EVN	100.00	BGN	911	–10	31.12.2007	V

Method of consolidation

E: Company included at equity (associated company)
NE: Non-consolidated associated company
NV: Non-consolidated affiliated company
Q: Proportionately consolidated company
V: Fully consolidated company (subsidiary)

Company, registered office	Shareholder	Interest in %	Currency	Shareholders' equity in TEUR	Last year's profit/loss in TEUR	Balance sheet date	Method of consolidation 2007/08
EVN Wärme GmbH, Maria Enzersdorf[2]	EVN	100.00	EUR	73,856	5,785	30.9.2008	V
EVN Windpower Development & Construction S.R.L. Bukarest, Romania[2]	evn naturkraft	50.00	RON	–	–	–	NE
Evonik-EVN Walsum 10 Kraftwerksgesellschaft mbH Essen, Germany[5]	EVN Kraftwerk	49.00	EUR	55,938	–1,270	31.12.2007	E
e&t Energie Handelsgesellschaft mbH, Vienna	EVN	45.00	EUR	4,163	1,711	30.9.2008	E
Fernwärme St. Pölten GmbH, St. Pölten[2]	EVN	49.00	EUR	–	–	–	E
grafotech Beratungs- und Planungsgesellschaft m.b.H. ("grafotech"), Maria Enzersdorf	Utilitas	100,00	EUR	2.103	1.861	30.9.2008	V
IN-ER Erömü Kft., Nagykanizsa, Hungary	EVN	70.00	HUF	2,190	6	31.12.2007	NV
Kabelsignal AG, Maria Enzersdorf	Utilitas	100.00	EUR	26,970	7,024	30.9.2008	V
Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH, Vienna	evn naturkraft	33.33	EUR	49	4	31.12.2007	NE
Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH & Co KG, Vienna	evn naturkraft	33.33	EUR	6,036	237	31.12.2007	NE
MAKGAS DOOEL, Skopie, Macedonia	EVN	100.00	MKD	3	–1	31.12.2007	NV
Naturkraft Energievertriebsgesellschaft m.b.H., Vienna	EAA	100.00	EUR	906	156	30.9.2008	Q
Naturkraft EOOD, Plovdiv, Bulgaria[2]	evn naturkraft	100.00	BGN	–	–	–	NV
NÖKOM NÖ Telekom Service Gesellschaft m.b.H. Maria Enzersdorf	EVN	50.00	EUR	9,939	–2,836	31.12.2007	E
Switch Energievertriebsgesellschaft m.b.H., Salzburg	EAA	100.00	EUR	218	–4	30.9.2008	Q
Toplak Gesellschaft m.b.H., Vienna	EVN	50.00	EUR	–129	–103	31.10.2007	NE
Wasserkraftwerke Trieb und Krieglach GmbH, ("WTK") Maria Enzersdorf	evn naturkraft	70.00	EUR	179	–14	30.9.2008	V

1) Despite an interest of ≤ 20%, the shareholding is included due to its materiality.
2) The company was newly established during the reporting year.
3) Formerly AD Elektrostopanstvo na Makedonija, Skopje, Macedonia
4) Formerly EVN Macedonia DOOEL, Skopje, Macedonia
5) Formerly STEAG-EVN Walsum 10 Kraftwerksgesellschaft mbH, Essen, Germany

2. EVN AG investments in the Environmental Services Segment ≥ 20% as of September 30, 2008

Company, registered office	Shareholder	Interest in %	Currency	Shareholders' equity in TEUR	Last year's profit/loss in TEUR	Balance sheet date	Method of consolidation 2007/08
ABeG Abwasserbetriebsgesellschaft mbH Offenbach am Main, Germany	WTE Essen	49.00	EUR	250	30	30.9.2007	NE
AVN Abfallverwertung Niederösterreich Ges.m.b.H Maria Enzersdorf	EVN Umwelt	100.00	EUR	6,917	5,809	30.9.2008	V
BioBalance Baltic UAB, Kaunas, Lithuania	WTE Denmark	100.00	LTL	98	34	30.9.2008	NV
Cista Dolina – SHW Komunalno podjetje d.o.o. Kranjska Gora, Slovenia	WTE Betrieb	100.00	EUR	63	20	30.9.2008	V
DTV Rt., Dunavarsány, Hungary	evn wasser	51.00	HUF	1,605	12	31.12.2007	NV
EVN Projektgesellschaft Müllverbrennungsanlage Nr. 3 mbH, ("EVN MVA3"), Maria Enzersdorf	EVN Umwelt/Utilitas	100.00	EUR	26,868	–6,723	30.9.2008	V
EVN Umwelt Beteiligungs und Service GmbH ("EVN UBS"), Maria Enzersdorf	EVN Umwelt	100.00	EUR	4,388	111	30.9.2008	V
EVN Umwelt Finanz- und Service-GmbH ("EVN UFS") Maria Enzersdorf	EVN Umwelt	100,00	EUR	18	–17	30.9.2008	V

Company, registered office	Shareholder	Interest in %	Currency	Shareholders' equity in TEUR	Last year's profit/loss in TEUR	Balance sheet date	Method of consolidation 2007/08
EVN Umweltholding und Betriebs-GmbH ("EVN Umwelt"), Maria Enzersdorf	EVN	100.00	EUR	107,868	9,958	30.9.2008	V
evn wasser Gesellschaft m.b.H., ("evn wasser") Maria Enzersdorf	EVN/Utilitas	100,00	EUR	63.325	4.210	30.9.2008	V
OAO "EVN MSZ 3", („OAO MVA3"), Moscow, Russia	EVN MVA3	100.00	RUB	196,485	–388	31.12.2007	V
OAO "WTE Süd-West", Moscow, Russia	Süd-West	100.00	RUB	171,279	–18,142	31.12.2007	V
OAO "WTE Süd-Ost", Moscow, Russia[1]	WTE Hyp	100.00	RUB	–	–	–	V
OOO EVN Umwelt Service, Moscow, Russia	EVN UBS	100.00	RUB	8	6	31.12.2007	V
OOO EVN-Ekotechprom MSZ3, Moscow, Russia	OAO MVA3	70.00	RUB	–123	–125	31.12.2007	NV
OOO Süd-West Wasserwerk, Moscow, Russia	Süd-West	70.00	RUB	816	813	31.12.2007	NV
OOO "WTE Wassertechnik West", Moscow, Russia[1]	WTE Essen	100.00	RUB	–	–	–	NV
Saarberg Hölter Projektgesellschaft Süd Butowo mbH ("Süd Butowo"), Essen, Germany	WTE Essen	100.00	EUR	8,418	626	30.9.2008	V
SHW Hölter Projektgesellschaft Zelenograd mbH ("Zelenograd"), Essen, Germany	WTE Essen	100.00	EUR	20,689	1,661	30.9.2008	V
SHW Hölter Projektgesellschaft Slowenien mbH Essen, Germany	WTE Essen	100.00	EUR	22	–	30.9.2008	NV
SHW/RWE Umwelt Aqua Vodogradnja d.o.o. Zagreb, Croatia	WTE Essen	50.00	HRK	2,376	874	31.12.2007	NE
SHW Projektgesellschaft Pskov mbH, Essen, Germany	WTE Essen	100.00	EUR	21	–	30.9.2008	NV
Wasserver- und Abwasserentsorgungsgesellschaft Märkische Schweiz mbh, Buckow, Germany	WTE Essen	49.00	EUR	535	23	31.12.2007	NE
Wiental-Sammelkanal Gesellschaft m.b.H Untertullnerbach	evn wasser	50.00	EUR	887	–1	31.12.2007	NE
WTE Denmark A/S ("WTE Denmark") Birkerod, Denmark	WTE Essen	100,00	DKK	600	898	30.9.2008	V
WTE desalinizacija morske vode d.o.o. – Budva Budva, Montenegro[1]	WTE Essen	100.00	EUR	–	–	–	V
WTE Projektna druzba Bled d.o.o., Bled, Slovenia	WTE Essen	100.00	EUR	–24	–43	30.9.2008	V
WTE Projektna druzba Kranjska Gora d.o.o. Kranjska Gora, Slovenia	WTE Essen	100.00	EUR	18	1	30.9.2008	V
WTE Projektna druzba Lasko d.o.o., Lasko, Slovenia	WTE Essen	100.00	EUR	–56	–17	30.9.2008	V
WTE Projektgesellschaft Natriumhypochlorit mbH ("WTE Hyp"), Essen, Germany	EVN UFS/WTE Essen	100.00	EUR	14,976	–49	30.9.2008	V
WTE Projektgesellschaft Süd-West Wasser mbH ("Süd-West"), Essen, Germany	WTE Essen	100.00	EUR	30,111	–9,320	30.9.2008	V
WTE Betriebsgesellschaft mbH, ("WTE Betrieb") Hecklingen, Germany	WTE Essen	100.00	EUR	511	–	30.9.2008	V
WTE Vodice d.o.o., Zagreb, Croatia	WTE Essen	100.00	HRK	8	5	30.9.2008	V
WTE Wassertechnik GmbH, ("WTE Essen") Essen, Germany	EVN Umwelt	100.00	EUR	63,456	421	30.9.2008	V
WTE Wassertechnik (Polska) Sp.z.o.o., Warschau, Poland	WTE Essen	100.00	PLN	1,368	371	30.9.2008	V
ZAO "STAER", Moscow, Russia	Süd Butowo	70.00	RUB	171	168	31.12.2007	NV
ZAO "STAER-ZWK", Moscow, Russia	Zelenograd	70.00	RUB	126	63	31.12.2007	NV
Zagrebacke otpadne vode d.o.o., Zagreb, Croatia	WTE Essen	48.50	HRK	108,647	23,588	31.12.2007	E
Zagrebacke otpadne vode – upravljanje i pogon d.o.o Zagreb, Croatia	WTE Essen	35.00	HRK	4,414	3,603	31.12.2007	E

1) The company was newly established during the reporting year.

3. EVN AG investments in the Strategic Investments and Other Business Segment of ≥ 20% as at September 30, 2008

Company, registered office	Shareholder	Interest in %	Currency	Shareholders' equity in TEUR	Last year's profit/loss in TEUR	Balance sheet date	Method of consolidation 2007/08
ALLPLAN Gesellschaft m.b.H., Vienna	Utilitas	50.00	EUR	795	172	31.12.2007	E
ARGE Coop Telekom, Maria Enzersdorf	grafotech	50.00	EUR	91	29	31.12.2007	NE
BEGAS – Burgenländische Erdgasversorgungs-Aktiengesellschaft, Eisenstadt	BUHO	49.00	EUR	72,140	5,494	30.9.2007	E
Burgenland Holding Aktiengesellschaft, ("BUHO") Eisenstadt	EVN	72.27	EUR	76,622	6,527	30.9.2008	V
Burgenländische Elektrizitätswirtschaft-Aktiengesellschaft (BEWAG), Eisenstadt	BUHO	49.00	EUR	201,067	21,415	30.9.2007	E
EESU Holding GmbH, Vienna	Utilitas	49.95	EUR	330,168	45,362	30.6.2008	E
Ernst Hora Elektroinstallationen Gesellschaft m.b.H. ("Ernst Hora"), Vienna	first facility	100.00	EUR	57	5	31.12.2007	NV
EVN Albania SHPK, Tirana, Albania	EVN	100.00	ALL	6	–2	31.12.2007	NV
EVN Business Service GmbH, Maria Enzersdorf	Utilitas	100.00	EUR	653	519	30.9.2008	V
EVN Finanzmanagement und Vermietungs-GmbH ("EVN FM"), Maria Enzersdorf	EVN	100.00	EUR	15,697	4,796	30.9.2008	V
EVN Finanzservice GmbH, Maria Enzersdorf	EVN FM	100.00	EUR	15,841	4,887	30.9.2008	V
EVN Finance Service B.V., Amsterdam, Netherlands	EVN FM	100.00	EUR	8	–27	30.9.2007	NV
EVN-Pensionskasse Aktiengesellschaft, Maria Enzersdorf	EVN	100.00	EUR	4,742	297	31.12.2007	NV
e&i EDV Dienstleistungsgesellschaft m.b.H., Vienna	EVN	50.00	EUR	377	44	30.9.2008	E
first facility Bulgaria EOOD, Sofia, Bulgaria	first facility	100.00	BGN	17	4	31.12.2006	NV
first facility d.o.o., Zagreb, Croatia	first facility	100.00	HRK	–125	–79	31.12.2007	NV
first facility GmbH, ("first facility"), Vienna	Utilitas	100,00	EUR	462	18	30.9.2008	V
first facility Ingatlankezelö Kft., Budapest, Hungary	first facility	100.00	HUF	–184	–53	31.12.2007	NV
first facility Imobile SRL, Bukarest, Romania	first facility/Ernst Hora	95.00	RON	–3	–3	31.12.2007	NV
first facility Macedonia DOOEL, Skopje, Macedonia	first facility	100.00	MKD	4	–1	31.12.2007	NV
first facility Slowakei s.r.o., Bratislava, Slovakia[1]	first facility	92.50	EUR	–	–	–	NV
first facility – tourism GmbH, Vienna	first facility	50.00	EUR	48	–57	31.12.2007	NE
Niederösterreichische Facility Management GmbH Wiener Neustadt	first facility	50.00	EUR	27	–8	31.12.2007	NE
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund), Vienna[1]	EVN	12.84	EUR	1,298,745	333,068	31.12.2007	N
R 138-Fonds, Vienna	EVN AG/EVN Netz/evn wasser	100.00	EUR	87,695	–6,385	30.9.2008	V
RAG-Beteiligungs-Aktiengesellschaft, ("RBG") Maria Enzersdorf	EVN	50.05	EUR	120,381	69,880	30.6.2008	V
Rohöl-Aufsuchungs Aktiengesellschaft, Vienna	RBG	75.00	EUR	126,487	92,143	31.12.2007	E
Spieth Kathodischer Korrosionsschutz GmbH Denkendorf, Germany[2]	V&C	100.00	EUR	–	–	–	NV
Utilitas Dienstleistungs- und Beteiligungs-Gesellschaft m.b.H, ("Utilitas"), Maria Enzersdorf	EVN	100.00	EUR	186,755	17,871	30.9.2008	V
VCK Betonschutz + Monitoring GmbH, Mainz, Germany	V&C	50.00	EUR	61	24	31.12.2007	NE
V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H. ("V&C"), Pressbaum	Utilitas	100.00	EUR	569	268	31.3.2008	V
V2 FM, Vienna[3]	first facility	100.00	EUR	34	–1	31.12.2007	NV
Wiener Stadtwerke Management Beta Beteiligungs GmbH, Vienna	Utilitas	47.37	EUR	924	5	30.11.2007	NE

1) Despite an interest of ≤ 20%, the shareholding is included due to its materiality.
2) The company was newly established in the reporting year.
3) Formerly first facility – healthcare GmbH, Vienna

Reporting in accordance with IFRS
New and revised standards and interpretations

New and revised standards and interpretations applied for the first time[1)]

In August 2005 the IASB approved **IFRS 7 "Financial Instruments: Disclosures"**. This standard requires the disclosure of information on the significance of financial assets and financial liabilities for a company's financial position and performance, and also contains new guidelines for the reporting of risks that may arise in connection with these financial assets and financial liabilities. The new standard has an impact on the manner in which information on financial instruments is published in the consolidated financial statements of "EVN", but not on the recognition or valuation of financial instruments.

IFRIC 10 "Interim Financial Reporting and Impairment", which was published in July 2006, concludes that impairment losses on goodwill and certain financial assets recognised in previous interim periods, and for which IAS 36 or IAS 39 prescribed a reversal of the impairment losses, may not be reversed in subsequent interim or consolidated financial statements. The application of this interpretation will only have an effect on the financial position, profit and loss or cash flows of "EVN" in the case of future impairment during the course of the financial year.

IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions" published in November 2006 provides guidance on the application of IFRS 2 to share-based payment transactions in which a company's own equity instruments or the equity instruments of a subsidiary are to be granted. As IFRS 2 is currently not applied in the "EVN", IFRIC 11 is also not relevant to "EVN" at this time.

The revised **IAS 1 "Presentation of Financial Statements"** requires the disclosure of additional information on capital, e.g. the capital structure and how this capital structure is determined and managed by the company as well as any regulations on capital resources that were issued by supervisory bodies.

A change implemented in August 2005 replaced the guidelines contained in IAS 32 by **IFRS 7 "Financial Instruments: Disclosures"**. The title of IAS 32 was changed to **"Financial Instruments. Presentation"**.

In October 2008, IASB published revisions to **IAS 39 "Financial Instruments: Recognition and Measurement"** and an amendment to **IFRS 7 "Financial Instruments: Disclosures"**, called "Reclassification of Financial Assets". The changes to IAS 39 not only allow some reclassifications of non-derivative financial assets (except for those "measured at fair value" on the basis of the fair value option) from the category "financial assets measured at fair value", but also the reclassification of "available for sale financial assets" in the category loans and receivables. The revisions made to IFRS 7 also prescribe additional disclosure requirements for companies which have carried out reclassifications of financial assets in accordance with the revised stipulations contained in IAS 39. The changes made to IAS 39 and IFRS 7 took effect retroactively to July 1, 2008, and are binding as of October 31, 2008.

New and revised standards and interpretations which are not yet applicable[2)]

IFRS 8 "Operating segments" was released by the IASB in November 2006 and completely replaces IAS 14. It regulates the disclosure of information on business segments, products and services, regions and the customer relationships of the company. In accordance with IFRS 8, segment reporting must be prepared on the same basis as used by the main decision-making bodies of the company to evaluate performance and allocate resources (management approach). In contrast, IAS 14 structured segment reporting according to the source and type of opportunities and risks (risks and rewards approach). The precise impact of IFRS 8 on the financial reporting of "EVN" can only be determined based on the development of "EVN" and its current segments, and the initial application of this standard in the 2008/09 financial year. The revisions have already been adopted by the EU.

The IFRIC also published interpretation **IFRIC 12 "Service Concession Arrangements"** in November 2006. This guideline addresses the issue of reporting on service concession arrangements by companies with government or similar grants contracts for the supply of public services, such as the construction of roads, airports, prisons or energy distribution infrastructure. IFRIC 12 clarifies how companies are to report the rights and responsibilities arising from such contractual obligations. "EVN" is currently evaluating how the application of this interpretation will impact the financial position, profit and loss and cash flows of the company.

IFRIC 13 "Customer Loyalty Programmes" which was published in June 2007, addresses the accounting policies of companies that grant loyalty award credits (e.g. "bonus points") to customers, who buy other goods and services. In particular, IFRIC 13 explains how these companies should account for their obligations to provide free or discounted goods or services to customers who redeem such award credits. "EVN" does not make use of any such customer loyalty programmes. Subsequently, IFRIC 13 is not relevant to "EVN".

IFRIC 15 "Agreements for the Construction of Real Estate", published in July 2008, provides guidance on the accounting practice in respect to the recognition of revenue for real estate sales before construction has been completed. The construction of real estate is not part of the business operations of "EVN". For this reason, the revisions in IFRIC 15 will not have any impact on the consolidated financial statements of "EVN".

IFRIC also published **IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"** in July 2008, which is designed to clarify issues arousing from the application of IAS 39 "Financial Instruments: Recognition and Measurement" and IAS 21 "The Effects of Changes in Foreign Exchange Rates" in respect to the accounting for the hedging of foreign currency risks within a company and its foreign entities. "EVN" is currently evaluating how the application of this interpretation will impact the financial position, cash flows of the company.

In September 2007, IASB already published a revised version of **IAS 1 "Presentation of Financial Statements"** designed to achieve a better comparability and basis for analysis of annual financial statements. Changes were made in the terms used, as well as prescribed accounting practices. Accordingly, all owner-related changes in equity are to be reported separately from all other transactions leading to change in equity. At the same time, companies can present all non-owner changes in equity within the framework of a so-called "Statement of Comprehensive Income". As a result of applying this standard, "EVN" will be required to make changes in the preparation and presentation of its consolidated financial statements as of the 2009/10 financial year.

Revisions made to **IAS 1 "Presentation of Financial Statements"** and **IAS 32 "Financial Instruments: Presentation"** relate to the distinctions between equity and debt in accounting for company capital. Accordingly, several financial instruments (cancellable instruments and obligations which arise in the case of liquidation) which explicitly fulfil the criteria of a financial liability can be recognised as equity. The revision thus also affects the area of applicability of IAS 32. A careful evaluation of the revisions will reveal the extent to which the revisions contained in IAS 1 and IAS 32 have an impact on the presentation of the consolidated financial statements of "EVN".

The main change to **IAS 23 "Borrowing Costs"** ,which was revised in April 2007, pertains to the elimination of the option to immediately expense borrowing costs that can be classified as directly related to the acquisition, construction or production of qualifying assets. In this case, a qualifying asset is considered to exist if a substantial period of time is required to ready the particular asset for use or sale. "EVN" has not made use of this option. Therefore, this change has no impact on the financial position, profit and loss or cash flows of the company.

Up until now, **IAS 27 "Consolidated and Separate Financial Statements"** has prescribed the reduction in the recognised acquisition cost of a subsidiary by the profit distributed after the acquisition date from the retained earnings formed before the respective acquisition. No differentiation is to be made in this respect following the change carried out in May 2008 in accordance with the revision of IFRS 1 "First-Time Adoption of International Financial Reporting Standards". Effective immediately, dividends must be recognised in the income statement as a profit or loss. A further change contained in IAS 27 arose on the basis of the revisions to IFRS 3 "Business Combinations". "EVN" is carefully evaluating the revisions to IAS 27 and IFRS 3 in order to determine their impact on the financial position, profit and loss or cash flows of the company. The change made to IAS 27 in connection with IFRS 1 will not have an impact on the consolidated financial statements of "EVN", which has long applied the International Financial Reporting Standards.

IASB published the most recent revisions to **IAS 39 "Financial Instruments: Recognition and Measurement"** in July 2008. In addition to existing regulations, which enable a company to encompass the entire risk, part of it, or certain risks in connection with an underlying financial instrument in a hedge, it is now possible under certain circumstances to include inflation risks or one-sided risks in a hedge. "EVN" is currently evaluating the extent to which changes to IAS 39 will have a material impact on the consolidated financial statements of the company.

In May 2008, changes were made to **IFRS 1 "First-Time Adoption of International Financial Reporting Standards"**, which prescribe a more simplified approach to the valuation of a subsidiary in the separate financial statements of the parent according to IFRS (see above). This change also affects the scope of application of IAS 27 "Consolidated and Separate Financial Statements", due to the fact that the retroactive regulations in respect to acquisition costs are no longer necessary. This change will not have an impact on the consolidated financial statements of "EVN", which has long applied the IFRSs.

The changes to **IFRS 2 "Share-based Payments"** published in January 2008 primarily refer to the definition of "vesting conditions" and stipulations pertaining to the cancellation of equity instruments by other parties except for the company. There are no "share-based payments" carried out by "EVN", For this reason, IFRS 2 is currently not being applied.

A new, comprehensive version of **IFRS 3 "Business Combinations"** was published in January 2008. The most important revision relates to a change in the method of accounting for minority interest. From now on, minority interest can either be reported including its proportionate share of goodwill, or, as in the past, at the fair value of their proportion of identifiable assets and liabilities. The carrying amount of the minority interest can also be negative in the future, due to the fact that the stipulation was changed enabling losses exceeding the carrying amount of the minority interest to be assigned to the majority shareholders. Moreover, the application of the "economic entity approach" is binding for reporting transactions with minority interest. Consequently, changes in IFRS 3 also entail corresponding changes in IAS 27 "Consolidated and Separate Financial Statements" (see above). "EVN" is currently examining the precise point in time in which the company will apply the revisions to IFRS 3 and IAS 27, as well as the effects on the presentation of the financial position, profit and loss or cash flows of the company. The EU has not yet officially adopted the changes.

1) Applied for the first time in the 2007/08 financial year

2) At the time of preparation of these consolidated financial statements released by the IASB and partly approved be the EU as well as published in the Official Journal of the EU; the exact dates of commencement are listed on page 75.

Independent Auditor's Report

Report on the Consolidated Financial Statements
We have audited the accompanying **consolidated financial statements** of

EVN AG,
Maria Enzersdorf,

for the **financial year from 1 October 2007 to 30 September 2008.** Those financial statements comprise the balance sheet as of 30 September 2008, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
Our audit did not give rise to any objections. Based on the results of our audit in our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 30 September 2008 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

Report on Other Legal Requirements
Law and regulation applicable in Austria require us to perform audit procedures whether the group management report is consistent with the consolidated financial statements and whether the other disclosures made in the group management report do not give rise to misconception of the position of the group.

In our opinion, the group management report is consistent with the consolidated financial statements.

Vienna, 20 November 2008

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

signed:

Mag. Rainer Hassler
Wirtschaftsprüfer

ppa MMag. Angelika Vogler
Wirtschaftsprüfer

(Austrian Chartered Accountants)

This report is a translation of the original report in German, which is solely valid.

Glossary

American Depositary Receipts (ADR) Tradable certificates for non-American shares available in the US; facilitates access for non-American companies to US-investors.

ARA-region The region around Antwerp, Rotterdam and Amsterdam is Europe's most important reloading point for mineral oil. Trading takes place via short-term contracts. Prices are highly volatile, depending on supply and demand (also see Spot market/spot trading). The quotation of prices in Rotterdam is decisive for the oil price level in Europe.

Barrel The recognised global unit of measurement for crude oil and petrochemical products, 1 barrel = 158.987 litres.

Basic load/peak load Basic load is the constant energy consumption throughout the entire day. In contrast, peak load represents a high demand for energy in the electricity distribution network for short periods of time.

Beta factor (ß) Level of risk included in the calculation of equity capital costs. A measurement for the relative risk of a share in comparison to the overall market:
ß > 1 = share fluctuates more strongly measured relative to the total market = higher risk,
ß < 1 = share fluctuates less strongly measured relative to the total market = lower risk.

Book value per share Book value of share capital divided by the number of shares at the balance sheet date.

BOOT model (Build, Own, Operate, Transfer) Within the context of BOOT projects, plants are built and financed on behalf of a customer. After a predefined period of time, the plant becomes the property of the customer.

Brent The most important crude oil for European consumption, derived from the North Sea.

Capital Employed Equity plus loans subject to interest or assets minus liabilities not subject to interest.

Cash flow Balance of the flows (inflows and outflows) of cash and cash equivalents. Serves as an indicator for the assessment of the financial strength of a company, as well as its ability to make dividend payments, debt repayments and investment financing from its own funds. The cash flow is divided into cash flow from operating, investment and financing activities.

Cash generating unit (CGU) The smallest, identifiable group of assets to generate independent cash flows, which are largely autonomous, from the cash flows of other assets, or asset groups. The present value of future cash flows can be employed for the valuation of the respective CGU (also see Impairment test).

CO_2 Chemical designation for carbon dioxide.

CO_2 emission certificate trading Within the EU-wide emission certificate trading system, the member states distribute CO_2 emission rights to companies. Those firms whose actual CO_2 emissions exceed the volume of the allocated certificates must purchase additional emission rights.

Component Approach In accordance with IAS 16, assets are to be divided into their main components, and subsequently individually valuated and depreciated. "Materiality" is not sufficiently defined, rather it is derived from the overall context (relation of the costs of the components to the total costs of the asset).

Combined cycle heat and power/cogeneration Simultaneous generation of electrical energy and heat in an energy generating facility. The combined production enables the plant to achieve a high level of efficiency, and thus to optimally apply the primary energy used.

Consolidation range The range of consolidation encompasses every company included in the consolidated financial statements. The prerequisite is a controlling influence of the parent company. This is given if the parent company is either directly or indirectly in a position to determine the financial and business policy of the subsidiary. The inclusion of a subsidiary commences with the beginning of the controlling influence by the parent company and ends with its termination.

Corporate Governance Code A code of behavioural guidelines for companies, which define the principles for the management and controlling of a company. They do not represent a compilation of legal statutes, but rather a set of guidelines which companies voluntarily adhere to.

Corporate Social Responsibility (CSR) Sustainable corporate management. A company voluntarily agrees to do more in the spirit of ensuring sustainable development than stipulated by legal regulations.

Coverage ratio Ratio of the volume of electricity produced in own power generating facilities and the total electricity sales volumes of EVN.

Degree of efficiency The efficiency of a plant comprised of the ratio of input to output (i.e. the quantity of electrical energy generated in ratio to the primary energy employed).

Derivative financial instruments Financial instruments, which create rights and commitments derived from market developments, e.g. options, swaps and futures. The use of such financial instruments can be used to minimise financial risks.

Dilution Dilution occurs when, in the context of a capital increase, the shareholder value of a company is not adjusted to the same level as the increase in equity. Capital dilution thus takes place when free shares are issued or when new shares are issued below the share price of the old shares. The share price of the old shares declines and the loss of value is designated as dilution.

Dividend yield Ratio of the distributed dividend to the share price.

Earnings before interest and taxes (EBIT) Also known as the results from operating activities. Parameter designed to measure the earnings capacity of a company.

Earnings before interest, taxes, depreciation and amortisation (EBITDA) Earnings before interest, taxes, depreciation and amortisation of non-current assets and property, plant and equipment. Serves as a simple cash flow parameter.

Earnings per share Group net profit divided by the weighted number of shares.

Economic value added (EVA) Difference between the yield spread (ROCE less WACC) multiplied by the average capital employed. Parameter for the shareholder value created in a company.

E-Control GmbH (ECG) The regulatory authority established by lawmakers on the basis of the Energy Liberalisation Act to monitor the implementation of the liberalisation process for the Austrian electricity and gas markets, and to intervene in the marketplace if necessary.

European Energy Exchange (EEX) The largest energy marketplace in Continental Europe, headquartered in Leipzig.

Electricity Industry and Organisation Act (ElWOG) Austrian adaptation of the EU Electricity Directive designed to liberalise the entire EU energy market.

Emission certificates Emission certificates were introduced into the European Union effective January 1, 2005, as part of the drive to implement the Kyoto Accords, which aim to reduce the emission of greenhouse gases. The certificates are allotted within the framework of the "National Allotment Plan", depending on the level of a company's emissions.

Energy units
Energy (Wh): output x time
kWh Kilowatt hour:
1 Watt hour (Wh) x 10^3
MWh Megawatt hour: 1 Wh x 10^6
GWh Gigawatt hour: 1 Wh x 10^9
Natural gas – energy content: 1 Nm^3 of natural gas equals 11.07 kWh

Equity consolidation Accounting method integrating the interests held in companies, which are not fully incorporated into the consolidated financial statements with all assets and liabilities. At acquisition, they are reported at the cost of acquisition, and adjusted in accordance with the pro rata equity. The share of the annual earnings of the companies included at equity is incorporated into the c onsolidated income statement.

Equity ratio Ratio between equity and total capital.

Ex-dividend day The day on which shares are traded without entitlement to dividends. On this day the dividend is deducted from the price of the respective security.

Fair value The fair value in efficient markets is the price determined by considering all relevant price-determining factors, used as the basis for transactions which could be concluded by partners potentially willing to enter into a contractual agreement.

Forward market In contrast to the spot market, the forward or futures market is characterised by a contractually stipulated time lag between the conclusion of the transaction and actual delivery. At the time a contract is concluded, the buyer is not required to have the necessary liquid funds, nor is the seller required to have the purchased goods. The price of the goods is determined at the time the contract is concluded.

Fossil fuels Energy resources derived from biomass over a period of millions of years, such as crude oil, natural gas, brown and black coal.

Free cash flow (FCF) Net cash flow from operating activities minus cash flow from investments. It is available for payments from financing activities (distribution of the dividends, payment of outstanding liabilities).

Fully functional model Within the context of the liberalisation of the European electricity and gas markets, the legally stipulated unbundling of network operations from the rest of the functions carried out by energy supply companies is best implemented not only by spinning off the management of network operations, but by transferring network property to a company subsidiary (also see Unbundling).

Funds from operations (FFO) Net cash flow from operating activities adjusted by interest expenses.

Gearing Ratio of net debt to equity.

Global Reporting Initiative (GRI) Initiative aimed at developing globally applicable guidelines for sustainability reporting and thus ensure the standardised presentation of companies from an economic, ecological and social point of view.

Heating degree total Parameter for the temperature-related energy requirement for heating purposes.

Hedging Hedging is an instrument used for financial risk management purposes, limiting or avoiding negative changes in the market value in interest, currency or stock related transactions. A company aiming to "hedge" a particular transaction concludes another transaction linked to the underlying business.

Horizontal integration In the business world, horizontal integration is understood as meaning the grouping of companies on the same production level under a single management. For example, in the energy industry, a company operates or offers various forms of supply or services (e.g. electricity, gas, heat, water, wastewater and waste incineration, also see Vertical integration and Multiservice utility).

Incentive regulatory model
A regulatory model designed as an incentive to improve certain parameters. Applied to network access tariffs, it aims at boosting the productivity of the network operators. The regulator defines a general upper limit for network tariffs for a specified regulatory period. In order to achieve productivity gains, this upper limit is reduced for the individual operators by corresponding deductions.

International Financial Reporting Interpretation Committee/ Standard Interpretation Committee (IFRIC, formerly SIC) Its responsibility is to interpret and provide detailed explanations of the IFRS developed and by the International Accounting Standards Board (IASB).

International Financial Reporting Standards/International Accounting Standards (IFRS, formerly IAS)
The designation IAS was changed to IFRS in 2001. However, the standards published prior to 2001 are still designated as IAS. They are published by the International Accounting Standards Board (IASB).

Impairment test Recoverability test, comparing the carrying amount of an asset to its fair value. If the fair value of an asset falls below the carrying amount, then an exceptional write-off is to be carried out. This instrument is particularly important for the calculation of goodwill, which may not be reported as scheduled amortisation since the 2004/05 financial year, but must be subject to an annual impairment test. In the course of impairment tests, cash generating units are built (also see Cash generating unit (CGU)).

Inhabitant equivalent value
The inhabitant equivalent value determines the expected biological burden of wastewater treatment facilities. It is based on the population equivalent, and is calculated by adding the number of inhabitants and the population equivalent.

Interest Cover Ratio of the funds from operations (FFO) to interest expenses

International Securities Identification Number (ISIN) Individual securities identification numbers enabling the computerised recording of securities on an international basis.

Kyoto Protocol International climate protection agreement concluded by the UN. It defines goals relating to the reduction of greenhouse gas emissions, which are considered the catalyst for global warming. Adopted in 1997, it officially went into effect on February 16, 2005.

Management approach Presentation of the management and controlling aspects of a company.

Mark-to-market Valuation of financial transactions at current market prices.

Market Risk Premium (MRP)
Difference between the yield of a risk-free and risky investment. This difference is considered as compensation for investors for additional, non-diversifiable market risks.

Multi-service utility Company that offers various supply and infrastructure services (electricity, gas, heat, water, waste incineration, etc.) on a one-stop shopping basis (also see Horizontal integration).

Net debt Balance from interest-bearing asset and liability items (issues and liabilities to credit institutes less loans, securities and liquid funds).

Net debt coverage Ratio of funds from operations (FFO) to interest-bearing debt.

Net operating profit after tax (NOPAT) Calculated on the basis of taxable earnings less financing costs.

Network loss The difference between the current supplied or fed into an electricity network and the electrical energy, which is actually delivered. Network losses basically arise due to the physical characteristics of the transmission lines.

Over the Counter (OTC)
Share trading on the external market.

Payout ratio Ratio between the dividends distributed and the earnings per share.

Peak load see Basic load/peak load

Primary energy Energy available from naturally available energy sources. In addition to fossil fuels such as natural gas, petroleum, black and brown coal, primary energy sources also include nuclear fuels such as uranium and renewable energy sources such as water, sun and wind.

Proportionate consolidation Only includes the assets and liabilities and the income and expenses of the subsidiary in the consolidated financial statements, in accordance with the level of the shareholding of the parent company.

Population equivalent The population equivalent serves as the unit of measure used to describe the extent of waste water discharge. It is considered to be the equivalent of the daily sum of biodegradable load matter in waste water produced by one person, and thus represents a significant component in determining the expected biological burden of wastewater treatment facilities.

Rating Evaluation of issuers and borrowers in relation to their economic strength. Internationally recognised rating agencies include Standard & Poor's and Moody's.

Regulatory authority Public authority responsible for those fields of the energy market, which have not yet been deregulated but are still monopolised, in order to ensure free competition and fair pricing (also refer to E-Control GmbH (ECG)).

Renewable energy Energy won from regenerative sources (solar energy, biomass, hydroelectric and wind generating power)

Return on capital employed (ROCE)
This ratio shows the return on the capital utilised within a company. For

the calculation of this parameter, net profit for the period and interest expenses less tax effects are compared with average capital employed. In order to consistently show the development of the value contribution, operating ROCE (OpROCE) is adjusted for impairments, one-off effects and the market value of the Verbund shareholding.

Return on equity (ROE) Return on equity is a parameter used to calculate the creation of value by a company on the basis of equity. For calculation of parameter, the net profit for period is compared with average equity.

Risk management Through risk management, potential risks (business, operational, financial and event risks) are to be identified, evaluated, cushioned or avoided through appropriate measures.

Single buyer model The sole purchaser or single buyer model specifies one particular company as a monopolist responsible for operating the power grid and purchasing or distributing electricity. The single buyer must provide entitled customers with access to the network. The Macedonian electricity market is organised according to the single buyer model.

Spot market/spot trading General designation for markets, in which delivery, acceptance of the goods and payment (clearing) are carried out immediately following conclusion of the business transaction.

Sustainability index In a business environment increasingly shaped by sustainability and social responsibility, sustainability indices contrary to classic stock indices offer sustainability-oriented investors the possibility to carry out targeted investments in those companies which are industry leaders in regards to their ecological and social performance, and which demonstrate an appropriate behaviour towards the environment and their stakeholders.

Syndicated loan A binding commitment on the part of a banking consortium to provide a line of credit, which a company can draw upon in varying amounts, repayment terms and currencies.

Thermal waste incineration Thermal waste incineration is the controlled industrial burning of waste at temperatures exceeding 1,000 degrees Celsius, leading to a destruction or reduction of harmful substances. At the same time, the energy contained in the waste materials is released, and used for electricity generation or district heating purposes.

Total Shareholder Return Yardstick measuring the value development of investments in stocks over a specified period of time, taking into account dividends paid and share price increases.

Unbundling Within the context of the liberalisation process in Europe's electricity and gas markets, utilities are required to carry out an unbundling (separation, spin-off) of their network operations from the rest of the functions carried out by energy supply companies. Various models are to be considered: the fully-functional model (transfer of network property to a company subsidiary); the leasing model (leasing of the network to a company subsidiary), or operation management model (management of network operations remaining in an integrated company by a company subsidiary; also see Fully functional model).

UN Global Compact An initiative launched by UNO with the aim of supporting ecological and economic interests in the areas of human rights, work, the environment and corruption.

Value-at-Risk (VaR) Process to calculate the potential loss arising from price changes of a specified trading position by assuming a certain level of probability.

Value chain elements The electricity sector is divided into different phases of value creation: generation, distribution, sale and consumption.

Value-oriented management The focus of value-oriented management is less on achieving traditional goals such as revenue or net profit, but on increasing stakeholder value, which not only takes account of the interests of shareholders but other stakeholder groups of the company. In this spirit, all investment decisions are measured according to their impact on achieving a sustainable value contribution. The main indicators used to assess the value development of EVN's business operations are the economic value added (EVA, also see Economic value added (EVA)) and the rate of return on the capital employed (ROCE, also see Return on capital employed (ROCE)).

Vertical integration In the business world, vertical integration is understood as meaning the grouping of companies on different production levels of the value-added chain under a single management. For example, in the energy industry, a single company carries out sourcing/generation, transmission/network operations and sales (also see Horizontal integration).

Weighted Average Cost of Capital (WACC) This indicator consists of debt and equity capital costs, weighted according to their share in total capital. The actual, average credit interest – adjusted for tax effects – is used as the cost of debt, while the cost of equity corresponds with the return on a risk-free investment plus a risk markup, which is individually calculated for every company.

EVN AG

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Telefax +43 2236 200-2030

Investor Relations
Klára Székffy
Phone +43 2236 200-12745
investor.relations@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

EVN Online Annual Report 2007/08
www.investor.evn.at/gb/gb2008

Financial calendar 2008/09[1]

80th AGM	January 15, 2009	Results H1 2008/09	May 28, 2009
Ex-dividend day	January 20, 2009	Results Q1–3 2008/09	August 28, 2009
Dividend payment	January 27, 2009	Annual results 2008/09	December 10, 2009
Results Q1 2008/09	February 26, 2009	1) preliminary	

Basic information

Share capital	300,000,000.00 EUR
Denomination	163,525,820 zero par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme; depositary	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's); A, negative (Standard & Poor's)

Our service to investors includes the postage of all written company information. Should you be interested, please return the adjacent reply card. In addition, we cordially invite you to visit our investor homepage at www.investor.evn.at, where you will find a wealth of information.

How vibrant is your fantasy?

Examples are shown which demonstrate the fantasy of the EVN Group – in its day-to-day business oeprations and in respect to visionary and strategic decision making. Here are the solutions:



Lower Austria, EVN's domestic market. Here EVN supplies its customers with energy and environmental services.



This is the most state-of-the-art hard coal power plant in Europe, currently under construction in Duisburg-Walsum, Germany. EVN has a 49% stake in this project.



The picture shows one of the wind turbines of EVN, which presently operates 63 facilities in seven wind parks.


Bulgaria
Macedonia
Albania

Here you can see EVN's growth region: Bulgaria, Macedonia and Albania.



The wastewater purification plant in Tulln is representative of EVN's portfolio in the Environmental Services segment, the company's second strategic foothold.



EVN's strategic investments are illustrated here:
72.3% in Burgenland Holding AG,
12.8% in Verbundgesellschaft and
50.03% in Rohöl-Aufsuchungs AG.



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Imprint
Published by
EVN AG
EVN Platz
A-2344 Maria Enzersdorf

Concept and Consulting: Mensalia Unternehmensberatung
Design: Büro X Wien
Photos: Jiro Shimizu, Klaus Vyhnalek and EVN
Tulln wastewater purification plant: Dipl.-Ing. Vanek und Partner ZT GmbH
Illustrations: Artur Bodenstein
Setting and Print: gugler GmbH, www.gugler.at

We have put together this annual report with the greatest possible diligence, and have checked the data. Nevertheless, rounding off, compositor's or printing errors can not be excluded. In the summing up of rounded amounts and percentages, the application of automatic calculating devices could result in rounding-off differences. This annual report also contains forward-looking statements, estimates and assumptions which are based on all the information available to us at the time when this document was completed. Such statements are typically made in connection with terms such as "expect", "estimate", "plan", "anticipate" etc. We would like to point out that, due to a variety of different factors, the performance and results achieved by the company may differ from the expectations and forward-looking statements contained in this report. This annual reports is also available in German. In case of doubt, the definitive version is the German one. Editorial deadline: November 28, 2008.

greenprint*
klimaneutral gedruckt

This annual reprot was printed on environmentally-friendly paper. it contains at least 50% FSC-certified cellulose. The production was made possible with electricity from renewable energy sources in accordance with the strict ecological guidelines of greenprint.* The CO_2 emissions arising from the paper and printing production processes were offset by means of acquirign the GOld Standard certificates. The contribution made by EVN will be invested in a climiate protection project in India coordinated by the World Wildlife Fund. Gugler Cross Media was responsible for the printing and binding of the report in Austria.

The EVN Group

Main EVN AG subsidiaries[1)]

Energy segment

Generation business unit
- 100% **EVN Kraftwerks- und Beteiligungsgesellschaft mbH**
  - 49% **Evonik-EVN Walsum 10 Kraftwerksgesellschaft mbH** Construction of a coal fired power plant in Duisburg
- 100% **evn naturkraft Erzeugungs- und Verteilungs GmbH** Electricity generation from renewable energy sources
  - 70% **Wasserkraftwerke Trieb und Krieglach GmbH** Hydroelectric power generation
- 100% **EVN Liegenschaftsverwaltung Gesellschaft m.b.H.** Management of elements of power plant

Networks business unit
- 100% **EVN Netz GmbH** Operation of electricity and gas networks
- 100% **Utilitas Dienstleistungs- und Beteiligungs GmbH**[2)]
  - 100% **Kabelsignal AG** Cable TV- and Internet services
  - 100% **grafotech Beratungs- und Planungsgesellschaft mbH** Digital cartography
- 50% **NÖKOM NÖ Telekom Service GmbH** Provincial government telecommunications network

Supply business unit
- 100% **EVN Energievertrieb GmbH & Co KG** Electricity and gas sales to end customers within EnergieAllianz
- 100% **EVN Wärme GmbH** Supply of heat, gas, combined cycle heat and power, biogas heat, solar energy and heat pump facilities
- 49% **Fernwärme St. Pölten GmbH** Joint venture with St. Pöltener Stadtwerken in district heating business
- 45% **EnergieAllianz Austria GmbH** Joint EnergieAllianz partner sales subsidiary
  - 100% **Naturkraft Energievertriebsgesellschaft m.b.H.** Electricity sales from renewable energy sources
  - 100% **Switch Energievertriebsgesellschaft m.b.H.**
- 45% **e&t Energie Handelsgesellschaft mbH** Joint EnergieAllianz partner energy trading and sourcing company
- 15.7% **EconGas GmbH** Joint venture of EnergieAllianz partner in gas business with OMV, EGBV and Linz AG

South East Europe business unit
- 67% **EVN Bulgaria EP AD** Venture of operation of electricity networks in Bulgaria
- 67% **EVN Bulgaria EC AD** Electricity distribution for retail customers in Bulgaria
  - 100% **Energy Trading AD** Electricity distribution for large customers in Bulgaria
- 100% **EVN Trading South East Europe EAD** Electricity trading
- 100% **EVN Bulgaria Toplofikatsia EAD** District heating company in Bulgaria
- 100% **EVN Bulgaria EAD**
- 90% **EVN Macedonia AD** Electricity supply in Macedonia
- 100% **EVN Macedonia DOOEL** Management company

Environmental Services segment

- 100% **EVN Wasser GmbH** Drinking water supply in Lower Austria
- 100% **EVN Umweltholding und Betriebs-GmbH** Holding for drinking water supply, wastewater and waste incineration services
  - 100% **WTE Wassertechnik GmbH, Essen, Germany** Drinking water supply and wastewater services[3)]
  - 100% **AVN Abfallverwertung Niederösterreich GmbH** Waste incineration in Lower Austria
  - 99% **EVN Projektgesellschaft MVA3 mbH** Waste incineration in Moscow

Strategic Investments and Other Business

- 12.8% **Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund)** Power generation, trading and distribution
- 72.3% **Burgenland Holding Aktiengesellschaft** Regional electricity and gas supply
  - 49% **Burgenländische Elektrizitätswirtschafts-Aktiengesellschaft (BEWAG)** Electricity supply
  - 49 % **Burgenländische Erdgasversorgungs-Aktiengesellschaft (BEGAS)** Gas supply
- 50.05% **RAG-Beteiligungs-Aktiengesellschaft** Oil and gas exploration and gas storage
  - 75% **Rohöl-Aufsuchungs Aktiengesellschaft**
- 100% **Utilitas Dienstleistungs- und Beteiligungs-Gesellschaft** Technical services
  - 50% **Allplan Gesellschaft m.b.H.** Building utility, energy and environmental engineering
  - 49.95% **EESU Holding GmbH**[4)]
  - 100% **EVN Business Service GmbH**
  - 100% **first facility GmbH** Facility management
  - 100% **V&C GmbH** Cathodic corrosion protection
- 100% **EVN Finanzmanagement und Vermietungs GmbH** Group financing
  - 100% **EVN Finanzservice GmbH**

Status: September 30, 2008. The main operative companies and Group holding companies are shown. Interests in %.
1) EVN AG mainly encompasses thermal power stations.
2) Utilitas services are integrated in the Strategic Investments and Other Business segment.
3) The investments of WTE Wassertechnik GmbH are project and operating companies in Central and Eastern Europe.
4) Holds a 25.0% stake Rohöl-Aufsuchungs Aktiengesellschaft.

You certainly have plenty of imagination.

(So have we!)

2009 FEB -2



Sustainability Report 2007/08

Energie vernünftig nutzen

EVN

What is stirring in your unconscious?

You certainly have plenty of imagination.

(So have we!)



Sustainability Report 2007/08

Energie vernünftig nutzen **EVN**

Company profile

We are an international, listed energy and environmental services group based in Lower Austria, the largest of the nation's federal provinces. By means of leading edge infrastructure, we offer consumers electricity, gas, heat, water, waste incineration and other related services on a one-stop shopping basis. With our portfolio, we both secure and enhance the quality of life of over three million customers in 18 countries.

In addition to our role in Austria, we have succeeded in establishing a positioning in the energy industry in Bulgaria and Macedonia. Moreover, in the environmental sector, we possess successful subsidiaries in the fields of drinking water supply, wastewater treatment and waste incineration.

As a result of the realisation of synergy effects between the various business areas of EVN on both a national and international level, all business activities are focused on sustainable wealth creation and augmentation in the interests of our customers, owners and employees. Whereby the central principles of security of supply, a responsible approach to resources, the creation of a modern and environmentally compatible infrastructure and a systematically established image as a supplier of quality are constantly applied.

Employees by region



10,000
8,000
6,000
4,000
2,000
0
283
2,325
243
4,049
2,362
314
7,353
2,306
327
6,843
2,365
314
6,560
2,468
2003/04
2004/05
2005/06
2006/07
2007/08
Central and Eastern Europe
South-eastern Europe
Austria

Group revenue in EUR m



2,500
2,000
1,500
1,000
500
0
2,071.6
2,233.1
2,397.0
2005/06
2006/07
2007/08

Specific emissions from EVN thermal power stations and district heating plants[1)]



0.600
0.500
0.400
0.300
0.200
0.100
kg/MWh
(CO_2 in t/MWh)
0.482
0.445
0.424
0.046
0.064
0.060
0.367
0.328
0.330
0.094
0.093
0.064
0.033
0.029
0.023
CO_2[2)]
CO
NO_x
SO_2
Dust
2005/06
2006/07
2007/08

1) Annual average of the Austrian plants

2) Biomass is regarded as being CO_2-neutral and therefore emissions from biomass firing are not included in the CO_2 emission calculation.

Due to altered system limits, the data from the preceding year has altered slightly.

EVN corporate policy statement

Our vision

As an energy and environmental services provider, we fulfil the daily needs of our customers. Through our reliable and high quality services, we make a sustainable contribution to their quality of life.

Our mission

We create value through high profitability and by assuming corporate social responsibility, thus ensuring the long-term success of the EVN Group. On this basis, we offer our customers competitive prices, our shareholders a sustainable enhancement of value, and our employees attractive working conditions.

From our headquarters in Lower Austria, we focus primarily on the dynamically growing region of Central and Eastern Europe, where we are seeking to establish a strong market position.

In the energy and environmental services segments, our business operations are mainly designed to serve end customers. In order to meet their expectations as optimally as possible, we have developed the highest quality standards for both our products and services.

Sustainable performance in the provision of electricity, gas, heating, drinking water, wastewater treatment or waste incineration services requires outstanding know-how, a high level of efficiency, a state-of-the-art infrastructure and a constant willingness to innovate.

Our values

We have defined highly ambitious standards of behaviour that apply to the way in which we operate and manage our Group and these correspond with the assumption of a high level of responsibility in our daily supply and waste and wastewater management activities. For us, adherence to fundamental ethical principles and all relevant legal regulations is a matter of course.

We are committed to the principle of sustainable corporate governance and therefore endeavour to balance economic, ecological and social considerations. Our main priority is to ensure a fair and reasonable balance of the needs of all company stakeholders.

The economic responsibility of securing the long-term existence of our Group demands outstanding performance on our part. A high level of competence and reliability ensure the satisfaction of our customers and business partners. In turn, they represent the underlying basis for our sustained corporate success.

In particular, we fulfil our responsibility to the environment by endeavouring to optimally husband the natural resources entrusted to us, minimise waste gas emissions and promote the use of renewable energy sources. Ongoing innovations and increased efficiency make a decisive contribution towards achieving these goals.

We also fulfil our social responsibility in a variety of ways. The commitment we demonstrate to ensuring the well-being of our employees and fair and attractive salary levels, as well as our maintenance of a positive corporate culture featuring openness, loyalty and mutual respect, are as important as our emphasis on serving people and achieving an appropriate positioning within the framework of a society shaped by a diverse range of influences. This approach encompasses a high level of transparency and the willingness to engage in an ongoing dialogue, both in- and outside the company.

In addition, EVN's environmental policy statement is available under http://www.responsibility.evn.at. In the following, EVN is to be understood as meaning the entire EVN Group.

What is stirring in your unconscious?

Imaginative associations? Inspiring insights? Holistic approaches to solutions? Test your intuition with three associative images relating to EVN's most important sustainability topics. Join us in recognizing the perspectives of sustainable corporate management, which for EVN represents the bridgehead between ecological, economic and social targets and accommodates the interests of all stakeholders. The diverse nature of our approach is indicated by the test images and documented by the content of this Sustainability Report.

Test image No. 1



37% of those viewing this image are certain that it is an imposing set of stag's antlers. Another 25% see a bull (mainly stockbrokers), while 18% recognize an extremely rare ball of lightning, the very existence of which is doubted in some quarters.



For EVN the bird's eye view of the Ottenstein reservoir symbolizes the strategy, which envisages the raising of the share of renewable energy in overall production to a third by 2010. Our subsidiary evn naturkraft operates seven wind farms with 63 windmills, as well as 68 hydropower plants. With more than 44 heating plants, EVN is Austria's largest supplier of heating generated using biomass. Moreover, by 2009, we will complete the refurbishing of eleven small-scale hydropower plants in Macedonia and currently, the potential for wind and photovoltaic projects in South-eastern Europe is also under scrutiny.

Test image No. 2



48% see empty bottles after a long party night, while 26% think of stars. A further 15% are of the opinion that this is Elvis Presley's hair spray can collection.



We see low-energy bulbs, which could be used in every household. EVN makes constant efforts to secure the efficient use of energy within its own area of activities. Accordingly, in the production plants efficiency levels are constantly being raised through the employment of a wealth of imagination. We also offer comprehensive consultative discussions to our customers and hold information events, which provide advice on energy balance improvements without any loss of comfort. This is because for EVN, energy efficiency represents the most important contribution to environment and climate protection.

Test image No. 3



Do you agree with the 52% that see a butterfly about to take flight, which indicate a good deal of romanticism flavoured with touch of languor? Alternatively, 36% of the dynamic persons questioned recognized a pair of dressage riders in the arena, while a single person saw two T-Rex dinosaurs having a lunchtime nap. We are not sure why.



For EVN the image consists of the many and diverse stakeholders, whose needs have to be balanced. The best possible fulfilment of the economic claims of the stockholders has to be achieved along with the needs of the customers and employees. Furthermore, environmental protection and the assumption of social responsibility are important issues. In order to attain these objectives, sustainability is an integral part of EVN's corporate culture and strategy.

CSR highlights at EVN during the 2007/08 financial year







EVN regards sustained development as a continuous process that extends to every section of the company and demands clear objectives. The following advances along this path were made during the year under report, although reverses and negative events also occurred:

- **Foundation of the EVN Social Fund**
- **Winner of the TRIGOS Prize 2008 in the "Ecology" category for the "Regional use of biomass in standardized local heating modules."**
- **Branch winner (Raw Materials and Energy) in the CSR rankings of the Center for Corporate Citizenship Austria (CCC-A); third place in the overall ratings.**
- **First completion of the "Great Place to Work®" employee survey in Lower Austria**
- **Opening of new Customer Relations Centers in Bulgaria and Macedonia**
- **Introduction of "ELAK audit management (ELAK-AM)"**
- **Progress according to plan with regard to the energy concept for the central zone of Lower Austria**
- **Initiation of an EVN Energy Offensive for greater energy efficiency in commercial enterprises**
- **Equipping of personnel in Bulgaria and Macedonia with protective equipment suited to their assignments**
- **Raising of CSR awareness levels throughout the company by means of several workshops**
- **Expansion of the sustainable design of sourcing procedures**
- **In a repeat performance, the 2006/07 Annual Report wins the Corporate Governance excellence prize for transparency at the Austrian Annual Report Awards 2008**
- **EVN Sustainability Report ranked second at the Austrian Sustainability Reporting Awards in the "Integrated Reports" category.**
- **Award of the Austrian Environmental Seal (Green Electricity category) for the "natural electricity" product from Naturkraft Energievertriebsgesellschaft m.b.H.**
- **Co-operation partner to the Lower Austria Chamber of Commerce during the first award of the Helios Energy Efficiency Prize**
- **Receipt of all the authorizations required for the revitalization of the Schütt small-scale hydropower plant**

Reverses and negative events

- In spite of the highest safety standards, during the past financial year EVN in Lower Austria suffered one fatality. We sincerely regret this incident, which we regard as a spur to work tirelessly for an improvement in our safety precautions. On the positive side, we succeeded in reducing the number of industrial accidents.
- Although intensive efforts were made, due to the current deficiencies in the statutory and economic framework, no new wind power projects could be acquired during the past financial year. Nonetheless, we are continuing to work on increasing the share of renewable energy.

More information concerning EVN's business development is contained in the current Annual Report 2007/08, which is published jointly with this Sustainability Report. The reports can be requested under the telephone number +43 2236 200-0, or read and downloaded under www.investor.evn.at.

Contents







Report scope EVN publishes an annual sustainability report and the period covered by this edition extends from October 1, 2007 to September 30, 2008. The Report adheres to Global Reporting Initiative (GRI) guidelines and deals with the companies contained within the EVN Group's scope of consolidation. If the EVN AG is included as the parent company, on the closing date of September 30, 2008, this included 51 fully consolidated companies, four pro rata consolidated companies and thirteen companies consolidated at equity (for further information, please see the EVN Annual Report 2007/08). Where all companies are not included in the data given, this is stated. Editorial closing date: November 28, 2008

Introduction of the Executive Board

Transparent communications as a basis for trust

Ladies and gentlemen,
The current situation in the global financial markets and the related effects on the real economy once again make very clear the consequences of short-term corporate decision-making. The persons involved in this crisis are now mutually withdrawing their trust, thus creating a paralysis that may be difficult to overcome. For EVN, these developments constitute confirmation of the necessity of adhering to its efforts aimed at a responsible approach to all stakeholders. This approach is reflected by transparent and ongoing communications, as well the preservation of the interests of both our owners and neighbours, the securing of customer satisfaction and fairness with regard to employees. It is also expressed by EVN's commitment to the UN Global Compact, a worldwide initiative supported by the UNO, which aims to realize ten principles in the fields of human rights, work standards, the environment and anti-corruption.

Reporting according to GRI, Application Level A+

As an energy and environmental services supplier, EVN not only has to fulfil its supply obligations, but must also fully exploit its potential for the solution of current issues with regard to climate protection, social justice and improved quality of life. This Sustainability Report furnishes an insight into EVN's diverse approaches and initiatives in this regard, and simultaneously documents the progress made on the company's path to sustainability. The latter assumed concrete form as early as 1990, when a uniform environmental mission statement was formulated for the whole company as a basis for all environmental activities and the first environmental report was published. Since then, the principles of sustainability have been gradually and systematically implemented in corporate management and a comprehensive sustainability reporting system created. The form of reporting is oriented towards the guidelines of the Global Reporting Initiative (GRI) and we have set ourselves the target of reaching Application Level A+. The preparation of additional GRI indicators for electric utilities (Sector Supplement) had not been completed by the closing date for this report, but these are nonetheless taken into extensive account.

Ongoing supplementation and realization of the CSR measures programme

In order to generate a sense of awareness throughout the company concerning the urgency and the far-reaching significance of this complex topic area, a Corporate Social Responsibility (CSR) organisation has been established, which rests on a co-ordinating CSR advisory team and CSR network officers from every area of the company. The involvement of the Executive Board and the central Group functional areas is secured through a steering committee. This broad-based structure ensures the continuous further development and implementation of the programme of CSR measures shown on page 60ff.

Focus on climate and environmental protection

As a result of the company object, sustainability decisions have an extensive influence on EVN's strategic orientation. The most important premise remains a sustained increase of corporate value in the interests of our stock- and stakeholders, which in our opinion can only be achieved through the allocation of equal consideration to all ecological, social and economic aspects. The related operational approach is focused on guaranteed security of supply in combination with a simultaneous minimization of environmental impact, in order to provide an active contribution to climate protection. A key intention in this regard is formed by the planned increase in renewable energy generating capacity in Lower Austria to cover a third of production by 2010 via the intensified use of hydro and wind power, photovoltaics and biomass. At the same time, the efficiency of existing generation plant must be raised, as exemplified by the energy concept for the central area of Lower Austria. This will secure fully integrated, and thus economic, energy use at the Dürnrohr location along with a marked annual reduction in CO_2 emissions.

Although the most important steps towards the operative integration of the EVN subsidiaries in Bulgaria and Macedonia have been largely concluded, due to their differing initial status and local conditions, these companies have yet to entirely reflect the sustainability process and all of EVN's sustainability indicators.



Herbert Pöttschacher, Burkhard Hofer and Peter Layr

Nonetheless, during the year under report fundamental progress was achieved regarding improved employee work safety, sourcing procedure standardization and the quality of customer support. Programmes for the protection of biodiversity in both countries have been launched successfully and with the continuation of the investment programme, major improvements in network quality and meters will also be secured.

Environment segment and a comprehensive range of customer consulting

The Environmental segment, which since the 1990s has been continually expanded to form a second, strategic pillar, is also making significant contributions to environmental protection and increased quality of life. Over the years, more than 80 projects for the supply of drinking water and the treatment of wastewater have been realized in virtually the whole of Europe. For example, during the year under report, a wastewater treatment plant was opened on Cyprus and new projects were commenced in Poland, Lithuania, Montenegro, Russia and Turkey. Through the AVN waste incineration plant in Zwentendorf/Dürnrohr and a similar plant built for the city of Moscow, which is now also under our operational management, we have not only facilitated considerable fossil fuel savings, but also the most ecological treatment of waste possible. However, EVN not only exploits all the possibilities available within its own areas of activity, but also feels an obligation to raise the awareness levels of its customers regarding the economic use of energy through consulting and services. These opportunities should be used and therefore our offers, which are described in detail on page 46 of this report, are worthy of study. At the same time, we would request that our invitation to a dialogue with EVN, which is renewed with this report, be accepted and that questions and critical suggestions be sent to us without hesitation. In this regard, reference should be made to the various contact possibilities provided at the end of this report.



Company profile

EVN is an international, listed energy and environmental services group based in Lower Austria, which on a platform of leading edge infrastructure, offers its customers electricity, gas, heat, water, waste incineration and other related services on a one-stop shopping basis. EVN's workforce of 9,342 makes a valuable contribution to the securing and enhancement of the quality of life of more than three million customers in eighteen countries.

Segment overview

Segment	Business areas
Energy	Generation, networks, energy procurement and supply and South East Europe
Environmental Services	Water, wastewater and waste incineration
Strategic Investments and Other Business	Strategic and other investments and intra-Group services

In addition to its role in Austria, EVN has succeeded in establishing a strong position in the energy industry in Bulgaria and Macedonia. Moreover, in the environmental sector, the Group enjoys success via subsidiaries in the water supply, wastewater treatment and waste incineration areas. All activities are governed by the central principles of security of supply, a responsible approach to natural resources, the creation of a modern and environmentally compatible infrastructure and a systematically promoted image as a supplier of quality.


Estonia
Latvia
Russia
Lithuania
Denmark
Germany
Poland
Slovakia
Austria
Hungary
Slovenia
Croatia
Bulgaria
Montenegro
Macedonia
Turkey
Cyprus
EVN presence
Energy supply
Drinking and wastewater project
Waste incineration
Power station under construction/project
Group headquarters
Regional location

Integration of sustainability in corporate strategy

Commitment to sustainability-oriented corporate management

Starting from its base in Lower Austria, EVN is seeking the attainment and retention of a powerful position in selected CEE markets. Thanks to its motivated workforce, EVN has defined itself as a reliable partner to its customers, to whom it offers first class services at competitive prices. The Group is committed to sustainability-oriented corporate management and is convinced that the desired, continual increase in corporate value can only be achieved through the involvement of all stakeholder groups. Group strategy is based on four cornerstones:

1. Consolidation of the two-pillar strategy comprised by energy and environmental business
In order to diversify its operations and as a supplement to its core energy supply activities, some years ago EVN commenced the development of business areas in the environmental sector, which have now been combined to form a separate segment. Details concerning the Environmental segment are contained in the Ecology section on page 28.

2. Organic and external growth with a focus of Central and Eastern Europe
Following its recent acquisitions in Bulgaria and Macedonia, EVN continues to monitor the possibilities for expansion in Eastern and South-eastern Europe. Together with Verbundgesellschaft EVN plans to build a hydropower plant on the River Drin in Albania and negotiations for a licence to erect three pumped storage plants of the River Devoll are also already well advanced.

3. Strong financials, transparency and a solid dividend policy
EVN's capital market strategy is characterized by a transparent and up to the minute dialogue with stockholders and analysts, appropriate interest on the capital invested by stockholders in the form of dividends, and a value-oriented investment policy.

4. Sustainable corporate management
A duty to future generations constitutes the paramount premise governing all EVN activities. The aim is to achieve equilibrium between the economic, ecological and social dimensions. This sustainability report documents the endeavours and objectives involved in this strategic approach.

Responsible corporate management

Voluntary adherence to the Austrian Corporate Governance Code

The members of EVN's Executive and Supervisory Boards make every effort to provide transparent and responsible corporate management, not least due to their voluntary declaration of compliance to the Austrian Corporate Governance Code. The respective competences of the Executive Board members are clearly defined (please see page 26 of the Annual Report) by a distribution of portfolios and should a matter relate to several areas of responsibility, the entire Board makes a decision. In particular, the Supervisory Board has the task of monitoring the activities of the Executive Board and corporate strategy.

Multi-level risk management system

As an international player in the fields of energy and environmental services, EVN is subject to numerous risks. An implemented, multi-level risk management system facilitates a comprehensive picture of the current risk situation and prompt damage minimization measures. The Group auditing competence area undertakes the auditing of procedures and business units within EVN. Separate auditing departments have been installed in the Bulgarian and Macedonian subsidiaries. A detailed presentation of the risk management system is available in the Annual Report on page 55 and for corporate governance, please see page 26.

"Sustainable corporate management demands the commitment and conviction of the entire workforce"



Burkhard Hofer, Spokesman of the Executive Board and CEO

"During the 2007/08 financial year, we achieved satisfactory progress on our path to sustainability. However, the challenges posed by our branches with regard to an active contribution to environmental protection have lost none of their scale and, as far as the orientation of our production capacity is concerned, we have to find a balanced mix that not only guarantees the security of supply of our customers, but also minimizes environmental impact. At the same time, more efficient energy use at our existing plants must be secured.

In the course of all our related projects, we constantly make every effort to achieve an equilibrium between partially conflicting interests, while not losing sight of our objective of a sustained increase in corporate value. This necessitates both transparent reporting and a regular and direct dialogue with our stakeholder groups. These goals can only be achieved when every employee feels obliged to make an active contribution and I am convinced that we will continue to adhere rigorously to this chosen path."

Shareholder structure



< 14%
51%
> 35%

- NÖ Landesbeteiligungsholding GmbH 51%
- EnBW > 35%
- Free float < 14%

A dialogue with the capital market

EVN maintains an animate and, above all, regular dialogue with existing and potential investors and analysts through its numerous investor relations activities. These are governed by the basic principles of timely, open and comprehensive communications with all capital market participants, high levels of transparency and active reporting. During the 2007/08 financial year, the diverse opportunities offered by press conferences, conference calls, roadshows and international utility branch congresses were used to provide information concerning EVN's business development and strategy.

On the occasion of the presentation of the half-yearly results on June 6, 2008, an information afternoon was held for stockholders at the EVN FORUM. In addition to presentations by the Executive Board concerning Group economic development, specialist talks were given on the topics of renewable energy and energy efficiency. Subsequently, the Board, the speakers and an EVN energy advisor were on hand to answer questions from the audience of roughly 150 shareholders. More information is available under www.investor.evn.at and in the Annual Report on page 35.

Information afternoon for shareholders in June 2008



EVN corporate social responsibility

Clear EVN commitment to sustainability

As a responsible energy and environmental services company, EVN answers the challenge of viewing economic, ecological and social issues from a holistic perspective and creating a balance between the interests of all stakeholder groups. One expression of this conviction is provided by company accession to the UN Global Compact in September 2005.

Starting from Lower Austria, it is a declared company objective to implement the principles of sustainability-oriented corporate management in the Group subsidiaries in Bulgaria and Macedonia. During the year under review, above all these companies witnessed significant progress, especially with regard to safety standards, network quality, meters and the raising of awareness levels concerning the various aspects of sustainability.

"We must also exploit our role as a multiplier in the area of CSR issues"



Peter Layr, member of the Executive Board

"Owing to its corporate dimensions, EVN is in a position to assume an important role as a multiplier with regard to the promotion of aspects of Corporate Social Responsibility. We are an important customer in the domestic economy and therefore the responsible design of our sourcing procedures can raise awareness levels among both suppliers and partners. Consequently, in the course of a multi-phase project, we have examined the CSR conformity of our main sourcing processes and have established the relevant criteria. Numerous items such as work clothing, foods, advertising materials and computing equipment have thus been oriented accordingly.

The transfer of EVN's comprehensive sense of responsibility was and is a central issue with regard to the integration of our subsidiaries in Bulgaria and Macedonia. With the active support of the Lower Austrian workforce, we have been able to make major advances during the 2007/08 financial year, especially in the areas of work safety and customer services."

EVN activities in relation to the fulfilment of its social responsibilities (Corporate Social Responsibility, CSR) are manifold. Due to the company object, an active contribution to climate protection forms the nucleus of this approach. An overview of selected areas of activity and their related objectives is provided by the table on the next page, which should serve to offer guidance through this report and show other information sources.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) is, "A concept whereby companies integrate social and environmental concerns into their business operations and their interaction with their stakeholders on a voluntary basis. Thereby, the companies agree to go beyond the obligations derived from minimum legal requirements and wage agreements, in order to take social necessities into account." (Definition of the European Commission, 2006).


Business
Society
Nature



In order to secure ongoing progress en route to sustainable corporate management, EVN annually updates and expands its programme of CSR measures. All sections of the company are called upon to examine their areas of activity for improvements and show imagination.

Selected areas of activity	Exemplary measures and objectives	Further information
Climate protection	Development of renewable energy sources	Page 42-45
	Emission reduction through plant optimization and the implementation of R&D results	Page 30-32
	Energy concepts and services for customers	Page 46-49
	Raising of energy efficiency within the company	Page 45-46
	Examination of the use of carbon capture & storage (CCS) technologies	Page 31
Security of supply	Investments in network infrastructure in Lower Austria, Bulgaria and Macedonia	Page 49-50
	Investments in the latest technologies	Page 30-32
	Production plant construction, enlargement and revitalization	Page 40,41 and 46
Environmental and biodiversity protection	Ecology-oriented line construction	Page 27, link[1]
	Creation of ecological compensation areas	Page 27
	Initiation and support of external projects	Page 27
	Co-operations with environmental protection organizations	Page 24
Sustained increases in corporate value	Value-oriented corporate management on the basis of the ROCE and EVA key indicators	Annual Report, page 17
Money and capital market	Favourable financing due to a good credit rating, stable dividend policy and TSR (Total Shareholder Return)	Annual Report, page 37, link[2]
Customers	Guaranteed security of supply	Page 15 and 16
	Transparent and fair pricing	Page 14 and 15
	Best possible customer service and consulting	Page 16 and 17
Employees	Securing of know-how through ongoing training and further training; indication of internal career opportunities	Page 53-56
	Positioning as an attractive employer	Page 56 and 57
	Work safety and health improvements	Page 57 and 58
	Support of the compatibility of professional and family life	Page 58
Social responsibility	Active dialogue with all stakeholder groups	Page 24 and 25
	Reliable customer, employer and infrastructure supplier to business and industry	Page 51
	Furtherance of children and young people	Page 19 and 20
	Sponsoring of sport and cultural activities	Page 20 and 21

In order to achieve these basic objectives, EVN has drawn up a detailed programme of CSR measures, which is updated and enlarged annually and secures the systematic realisation and evaluation of the planned initiatives. The current programme of measures is shown on page 60–61 of this report.

1) www.responsibility.evn.at
2) www.investor.evn.at

CSR organization

EVN first implemented a CSR organizational structure at the beginning of October 2005. This defines the basic mechanisms and responsibilities within the system, while nevertheless allowing the flexible further development of processes, a reaction to current developments and prioritization. Accordingly, in the year under review, individual process steps and responsibilities were optimized with the involvement of CSR network officers from throughout the Group. Moreover, recommendations from Group Auditing were adopted, following an initial audit of CSR activities with regard to strategy, implementation, costs and communications in the year under review.

Structure in overview

CSR steering committee (entire Executive Board, heads of the Group functions Communications, Human Resources and Environmental Controlling)
Provides impulses for new CSR measures and determines sustainability strategy. Establishes the CSR organization, releases budget funding and communicates measures and decisions to the management team.

CSR advisory team (CSR officer and representatives of the Communications, Human Resources, Investor Relations, Environmental Controlling and Legal Departments)
Provides reporting and CSR consulting for the steering committee, raises and evaluates CSR measures in co-ordination with specialist units and provides internal and external information concerning ongoing activities.

CSR network officers (employees from all areas of the Group)
The CSR network officers secure the involvement of all corporate units and identify potential for the further development of CSR and co-ordination in the respective specialist units. The officers serve as contact persons for the CSR advisory team.

Temporary working groups
Support of the CSR advisory team during the actual preparation of measures approved by the CSR steering committee.



CSR network officers at a workshop in July 2008

Advisory Board for Environment and Social Responsibility

Platform for external impulses and an exchange of ideas

Established in 1992 as the Advisory Board for Environment, the scope of this platform was enlarged in 2006 to create the Advisory Board for Environment and Social Responsibility. The Board is composed of representatives from the worlds of business, the sciences, health and government and advises the Executive Board in questions relating to environmental protection and sustainable company management. It also provides fresh impulses in these areas and meets twice yearly, when presentations concerning current issues are held and then debated. The Executive Board ensures that the feedback from these valuable contributions is used in the company. In the year under review, guest presentations were given on the topics of "The potential for biogas generation in Austria" and "Help for self-help – sustainable development in South-eastern Europe." A list of the members of the Advisory Board is provided on page 69.

Sustainability as part of the integrated management system

Enlargement of the environmental management system into an integrated management system

In order to minimize environmental risks, since 1996 EVN has operated environmental management systems in line with EMAS and ISO 14001 at those locations generating significant environmental impact. In recent years, these individual systems have been combined to form EVN's integrated management system and in August 2008, the new ELAK Audit Management (electronic files) became operative, ensuring more efficient realization through the electronic visualization of internal and external audits.

At the very beginning of the integration of the Bulgarian and Macedonian subsidiaries, work started on the development of a management system that would take environmental protection, employee safeguards and sustainability into equal account. However, due to personnel changes, the system did not make substantial progress during the past financial year.



Certificated biomass-fired power and heat plant, Baden

Accreditations and positive environmental audits

Virtually all EVN's thermal generation plants, two of three power stations and 38 of 44 district heating plants, are accredited according to EMAS and ISO 14001. Initial certification of the Theiss power station took place in 1995 and it was followed by the Dürnrohr power station in 1997. During the 2007/08 financial year, the Baden and Mödling biomass-fired, power and heat cogeneration plants were newly accredited

Herbert Pöttschacher, member of the Executive Board

"As long as demand continues to rise, we must use every justifiable energy source, in order to secure a smooth supply to our customers. In addition to expansion with regard to renewable energy sources such as hydro and wind power, photovoltaics and biomass, this also means the employment of power plant technologies, which facilitate the environmentally compatible use of less popular raw materials such as hard coal. This will be ensured during the construction of the hard coal fired Dusiburg-Walsum power plant in Germany. However, not only is building of new capacity essential, but also a systematic increase in energy efficiency. We are currently demonstrating the importance of this aspect of our climatic protection strategy with the realization of an energy concept for the central zone of Lower Austria at the Dürnrohr location."



"Security of supply not only demands increased capacity, but also greater efficiency"

and in the coming year, certification is planned for the new Mittleres Schwarzatal district heating plant. External and internal environmental management audits in line with EMAS and ISO take place on an annual basis. During the year under report, the East and West Heating Groups (district heating (cogeneration) plants), and the Theiss power station were subjected to a recertification audit. This detailed external audit is completed every three years.

The year under review also saw environmental audits at the Dürnrohr and Korneuburg power stations by experts from the Lower Austrian government. Due to the extensive preparations completed by the responsible employees and the existing ELAK official notification and obligation management system, both inspections were concluded without objections.

TÜV AUSTRIA
NACHGEWIESENE BIOMETHANHERKUNFT
TÜV AUSTRIA SERVICES GMBH

TÜV AUSTRIA certification of bio-methane production and employment

When biogas is upgraded to natural gas quality, it is called bio-methane and can be fed into the natural gas network and then used elsewhere as an efficient energy source. As is the case with eco-electricity, bio-methane is invoiced on a virtual basis and an auditor checks this calculation annually. EVN has decided voluntarily to provide additional technical proof of perfect bio-methane production and utilization and as from October 1, 2008, TÜV AUSTRIA SERVICES GMBH is to carry out this supplementary audit for EVN Wärme GmbH. In the case of a positive result, the audit report will be presented for "proven bio-methane origin." Deviations in quantity must be balanced out in the subsequent financial year.

Annual auditing of the waste incineration plant of AVN



Accreditation of evn naturkraft production by TÜV AUSTRIA

TÜV AUSTRIA SERVICES GMBH accreditation of evn naturkraft Erzeugungs- und Verteilungs GmbH for "electricity from ecological production" was renewed in June 2008, thus authorizing the company to offer electricity with this designation until the beginning of June 2011.

External quality controls

For its Zwentendorf/Dürnrohr waste incineration plant, the EVN subsidiary, AVN, holds a "Specialist Waste Treatment Company" certificate, which requires an annual audit. Among the items checked are adherence to all statutory and official environmental requirements, personnel qualification and training, and the standardization and further development of processes and official submissions.

Milestones in the EVN sustainability process

The introduction of a uniform environmental mission statement throughout the Group in 1990 can be seen as the official begin of EVN's sustainability approach, which in the intervening years has been steadily expanded and intensified. Indeed the ongoing development of the environmental protection and sustainability agenda is the result of the embedding of this topic at the highest management level (since its foundation, EVN Environmental Controlling has been directly answerable to the Executive Board). The corporate law supervision of the Executive Board is carried out by the Supervisory Board and as this consented to a corporate strategy in which sustainability issues are an integral part, the Executive Board is also obliged to furnish reports concerning this strategy's progress and direction.

1990
Introduction of a uniform environmental mission statement throughout the company as the foundation for all EVN environmental activities.

1990
Publication of the first Environmental Report, which was subsequently issued annually in conjunction with the Annual Report.

1991
Creation of the "Environmental Controlling and Safety" organizational unit, which formed the platform for EVN environmental management.

1992
Installation of an Environmental Advisory Board (from 2006 subsequently the Advisory Committee for the Environment and Social Responsibility).

1995
Founding of the EVN pension fund.

1995
Begin of the implementation of accredited environmental management systems.

1996
Accreditation of the Theiss thermal power station according to ISO 14001 in the first certification of its type in Central Europe.

1997
EMAS I accreditation of Dürnrohr power station.

1998
EMAS I accreditation of the Mödling, Baden and Wiener Neustadt district heating (power) plants.

1999
EMAS I accreditation of the East and West Heating Groups.

1999
Introduction of flexible working hours without core time.

2001
Enlargement of the Environmental Report with the social responsibility aspect and the publication of the first "Environmental and Social Report".

2002
Initial accreditation of the West and East Heating Groups according to EMAS II, accreditation of the Theiss power station according to EMAS II.

2002
Accreditation of Dürnrohr power station according to EMAS II.

2002
Acceptance into the FTSE4Good Index.

2002
Publication of the first Sustainability Report.

2003

Beginning of a web presence under www.responsibility.evn.at

2005

Accession to the UN Global Compact.

2005

Number one rating (among Austria's 70 largest companies) in the first "Companies with Responsibility" CSR ranking.

2005

Acceptance into the Austrian VÖNIX sustainability register and the Ethibel Investment Register.

2005

Foundation of a health working group.

2005

Installation of corporate social responsibility management, in order to more firmly anchor sustainability within corporate activities.

2007

EPCON award for innovative and high-potential products and concepts from energy utilities (for improved district heating storage efficiency at Theiss power station).

2007

Initial reporting according to the GRI.

2007

Two 2-day sustainability workshops for an increase in the depth of the sustainability process and increased employee involvement.

2006

Third place in the Austrian "Companies with Responsibility" CSR ranking.

2006

Sixth place among the Austrian Sustainability Reporting Awards (ASRA) in the large company Sustainability Report category.

2007

Fourth place among the Austrian Sustainability Reporting Awards (ASRA) in the large company Sustainability Report category.

2008

2nd place in Austrian Sustainability Reporting Awards (ASRA) in the "Integrated Reports" category.

2008

Foundation of the EVN Social Fund.

2008

Raising of CSR awareness levels throughout the company by means of several workshops and innovation workshops.

2008

Branch winner and 3rd place in the Austrian "Responsible Company" CSR rating.

2008

Award of the TRIGOS Prize 2008 in the "Ecology" category.

2008

Award of the Austrian Environmental Seal for the "natural electricity" product of Naturkraft Energievertriebsgesellschaft m.b.H.

2008

Reporting according to GRI with extensive inclusion of the indicators for energy supply companies.

2008

First completion of the "Great Place to Work©" employee survey in Lower Austria.

Markets and customer orientation

As an energy company, for a number of years EVN has had to assert itself in the liberalized Austrian market and in addition, account for corresponding stipulations in Bulgaria and Macedonia. In this environment, the main task is to establish a balance between security of supply and customer requirements, an ecological corporate orientation and cost efficiency.

Gas price structure as at 30.9.2008 in Lower Austria[1)]


22%
51%
27%

- Energy costs 51% (EUR 569.6)
- Taxes and charges 27% (EUR 307.3)
- Network costs 22% (EUR 253.9)

1) Assumption: household with annual consumption of 20,000 kWh, including "FreiTag", the EVN energy bonus, with which retail customers can receive energy free of charge for up to one month per year.

Electricity price structure as at 30.9.2008 in Lower Austria[1)]


27%
40%
33%

- Energy costs 40% (EUR 248.6)
- Network costs 33% (EUR 211.1)
- Taxes and charges 27% (EUR 172.9)

1) Assumption: household with annual consumption of 3,500 kWh, including "FreiTag", the EVN energy bonus, with which retail customers can receive energy free of charge for up to one month per year.

Comprehensive performance range

EVN is a vertically and horizontally integrated energy and environmental services enterprise with a portfolio that extends from electricity, gas and heat supply, to water supply, wastewater treatment and waste incineration. The Group serves over three million customers in eighteen countries. In Lower Austria, EVN has some 801,000 electricity network, 287,000 gas network and 39,000 district heating customers and provides 481,500 inhabitants with drinking water, of which 41,500 are served directly. In Bulgaria, EVN supplies one third of the national market, or some 1.6 million people, with electricity, as well as around 40,000 customers with heating. Since its entry into the Macedonian electricity market in April 2006, EVN has been supplying 720,000 customers with power.

Legal framework and operative orientation

2001 and 2002 saw the liberalization of the Austrian electricity and gas markets. In order to comply with the mandatory unbundling demanded under company law, with effect from October 1, 2005, EVN transferred its entire electricity and gas networks to EVN Netz GmbH. Moreover, first the electricity network and now also the gas network are subject to state surveillance in the form of an incentive regulation model. The sourcing, trading and sale of electricity and gas take place within the framework of the EnergieAllianz, a joint EVN, BEGAS, BEWAG and Wien Energie undertaking. All EVN gas sourcing and trading activities are handled by EconGas, a joint wholesaling company of the EnergieAllianz Austria partners active in the natural gas sector, together with Linz AG, EBV Beteiligungsverwaltung GmbH and OMV.

Bulgaria is currently in the initial phase of market liberalization, while the Macedonian electricity market is still largely regulated. Detailed information concerning the organizational orientation of EVN and its legal environment can be found on page 5 and page 40 of the Annual Report.

Competitive situation and price policy

Price policy in Austria is influenced by wholesale price trends, which in turn are dependent upon the price curve of the primary energy carriers, oil and natural gas, and CO_2 certificates.

The Bulgarian electricity market has been entirely liberalized since July 1, 2007, but is characterized by a shortage of volumes and long-term supply contracts. Due to the single buyer model in Macedonia, the EVN subsidiary, EVN Macedonia AD is forced to cover its requirements for the supply of end customers with electricity from a national energy pool. A regulator predetermines electricity and network prices.

During the 2007/08 financial year price increases were discernible in both countries. Nonetheless, due to the general economic differences, the price for electricity only amounted to roughly half that prevailing in Western Europe. Further information concerning energy industry conditions is available in the Annual Report on page 40.

Solutions based on partnership for payment arrears

In order that unpaid energy invoices do not cause small subsequent costs or interruptions to supply, EVN offers individual support in the case of payment problems and possibilities for payments in instalments. Particularly in Bulgaria and Macedonia, EVN is confronted with fluctuating payment morale and abilities. EVN faces this challenge with open customer dialogue, based on a variety of communication levels, as well as individual payment agreements. However, in spite of this careful and social approach, in the case of long-term arrears, EVN sees no alternative to a suspension of supply.

Security of supply is the top priority

EVN regards the provision of a full coverage supply of its energy and environmental services as its number one goal and most important obligation to customers. EVN makes every effort to guarantee smooth and secure supply and maintains repair services for the whole of its networks, in order to ensure the rapid restoration of supply in emergencies. Owing to a flexible energy mix consisting of thermal power stations supplemented by a growing volume of renewable energy, with its current network structure, in international terms Austria numbers among the states with the fewest power failures and these can be mainly traced to weather damage to overhead lines. The Lower Austrian topography means that many local lines are subject to a higher level of external influences such as storms, frost and lightning than in other regions. Nonetheless, the number of power failures in Lower Austria corresponds with the national average.

Extensive investment programme in Bulgaria and Macedonia

By contrast, the technical supply challenges in Bulgaria and Macedonia are far more diverse and for this reason, since its market entry EVN has launched an extensive investment programme for the upgrading of network and meter quality. During the creation of an infrastructure that intelligently serves supply, all investments are scrutinized with regard to their economic viability. In the 2007/08 financial year, EUR 153.2 million were spent on investment and maintenance projects in South-eastern Europe. This outlay was aimed at an improvement in the quality of the electricity network and hence increases in both the security of supply and plant safety. For example, in 2007 the technical losses incurred in the Bulgarian electricity network were reduced by 1.3 percentage points to 14.4 per cent.

One regional focus of this investment activity is formed by supply areas in which temporary energy supply cuts were unavoidable due to a lack of payment morale. The installation of new meters and meter boards and the implementation of a modern system for remote reading have facilitated individual readings and remote controlled switching on and off. This means that a differentiated approach to cases of payment arrears has been attained. EVN is also seeking to make an indirect contribution to a stabilization of social conditions in these supply areas and is holding discussions with other utility supply companies such as waterworks in order to achieve a co-ordinated approach and an exchange of experience.

Invoice transparency

EVN makes every effort to continually improve the diversity of the information on offer. In Austria there are numerous statutory regulations that govern the transparent design of invoices for electricity and gas supplies. Should EVN customers have questions regarding their bills, EVN's consulting and services systems are on hand to assist. Moreover, during the year under review, a project group started work on the preparation of further measures aimed at further optimizing invoice transparency and thus raising customer satisfaction levels.

Meter and network modernization





Ecologically-conscious distribution network expansion

Investment continued in the improvement and expansion of the Macedonian power distribution network, involving 117.6 km of low-voltage lines, 208.6 km of medium-voltage lines and 108 transformer stations in 2007. In addition, three substations were modified and three new stations built. At the same time, a full coverage exchange of old meters was initiated. Since EVN's entry into the Macedonian market, the number and duration of power cuts has fallen by 25 per cent and more than 100,000 meters have already been replaced. Information concerning the modernization of EVN Macedonia's hydropower plants is available on page 46.



Success factor customer satisfaction

EVN sees itself as a services company in a literal sense. The slogan "Always at your service" describes this approach to customers in a nutshell. Customer satisfaction is both the company's top priority and the basis for corporate success. One objective is a continual improvement in service and consulting performance, especially among those employees who are in daily contact with customers. Important reference points in this connection are provided by the annual customer satisfaction analyses completed in Lower Austria. The last of these surveys again showed a very high level of satisfaction. Identified improvement potential, wishes and suggestions are registered by a quality circle, which ensures the implementation of concrete measures and solutions.

On December 14, 2007 the prizewinners in the Quality Improvement Program (QUIP) 2007, a quality competition held throughout EVN, were honoured in the EVN FORUM. This festive occasion marked the conclusion of the eighth round of this competition, which is targeted on a continuous improvement in consulting and service quality.

An important aspect of EVN's consultative activities is formed by the intelligent use and saving of energy. Detailed information is provided from page 46 onwards.

Stefan Szyszkowitz, Strategic business unit South East Europe



"Where should we begin and what should and can be our priorities for sustainable corporate management in the initial integration phase? These questions have concerned us since the beginning of our activities in Bulgaria and Macedonia. The general need to catch up in the transformation societies of South-eastern Europe was and is enormous, but the speed of development extremely high. With the support of EVN Group experts we have already made major progress with regard to customers, employees, the environment and overall organization. National and international legal statutes and the relevant Group directives provide benchmarks, but in fact it is the comprehension of the workforce of the significance of the topic of sustainability, which makes the difference and frequently ensures the success of our efforts. A culture of "looking instead of looking away" and "alteration instead of resignation" is necessary and this is our objective. In these countries, our company frequently constitutes an "island culture" and whilst we are proud of this exemplary role, we constantly have to live up to the related standards. We thus mirror the general trend and make an important contribution to the advancement of these nations."

Expansion of customer advice services in Bulgaria and Macedonia



Modern Customer Relations Center for competent client consulting

An important milestone en route to the enhancement of customer support in Bulgaria and Macedonia was passed with the opening of modern Customer Relations Centers, which are available to deal with all types of customer enquiries on a round-the-clock basis. The Macedonian Center employs two languages in order to ensure easier access to customer consulting for the Albanian minority. Moreover, a marked improvement in the intensity of customer support and service in Macedonia was also initiated through the regional reorientation of the country's 19 customer centres. Open days were held for the first time at two customer centres in Macedonia and due to the lively response, repeats are planned for the spring of 2009. In addition, the year under review saw image campaigns in both countries, as well as the launch of an initial campaign in Bulgaria with a focus on energy saving.

The year under report also saw the completion of an initial representative survey in Bulgaria involving 8,500 customers. The results were measured on a 6-point scale and with a rating of 4.7 indicated a high level of customer satisfaction. In co-operation with the city authorities, an energy efficiency office has been opened in Plovdiv, which via a range of information, is intended to raise awareness levels among the population concerning the careful use of energy.

Customer surveys reflect high satisfaction levels

A representative survey was conducted in Macedonia during September 2008 among 1,000 customers. The results showed that just two and a half years after its entry into the market, EVN Macedonia already enjoys high recognition levels. On a 4-point scale, customer satisfaction stood at 3.3. In comparison with other infrastructure suppliers such as suppliers of telecommunications, water and waste disposal services, this was the top rating.

Social commitment

EVN is well aware of its responsibilities to a diversity of stakeholder groups and in this context goes beyond its core operative business activities to launch numerous initiatives aimed at enhancing the quality of life of the people living in its supply area.

Traditionally, the furtherance of children and young people forms a focal point of EVN's endeavours relating to the fulfilment of its social responsibilities. Finance is employed in the most targeted manner possible and the Social Fund founded during the year under report will provide further consolidation of this approach. The following is a selection of company sponsored projects and initiatives and a fuller presentation can be found on the EVN website under www.responsibility.evn.at.

In view of the diverse areas in which EVN's responsibilities to its employees are manifested, these matters are dealt with in a separate section of this report, commencing on page 53.

Social responsibility

In order to optimize existing sponsoring activities EVN has founded a Social Fund with an annual endowment of EUR 100,000 and an expert committee to help run it. This will focus on the sustained support of youth institutions in Lower Austria and held its constitutive meeting at the end of September 2008. The experts, consisting of Gabriela Peterschofsky-Orange, Helga Preitschopf, Harald Wieser and Elisabeth Baum-Breuer under the chairmanship of the Caritas Austria director, Michael Landau, will pass on unanimous recommendations to the EVN Executive Board concerning the distribution of funds. Working sessions of the committee are to be held twice yearly.

EVN Social Fund expert committee



Michael Landau (2nd from left) on the occasion of the constitutive meeting:

"Companies bear a social responsibility, especially to the people of the regions where they are active. I am delighted by the fact that with the creation of its new Social Fund, EVN intends to focus on young people in difficult living situations. I am pleased to offer my experience with regard to the sustainability of this scheme."

Education and youth support

EVN regards the support of children and young people as a central aspect of its social responsibility and its activities in this area extend from a kindergarten service for the very young, to teaching materials for schools and sports sponsorship.



Joulius the rabbit provides energy information in a manner suitable for children

The EVN Activities Box for Lower Austrian kindergartens

Since its launch in autumn 2007, EVN's "Joulius energy bundle" activities box has been introduced at 950 Lower Austrian kindergartens. It contains games, handicraft instructions, a picture book, a wooden puzzle and a music CD and is intended to teach children about the intelligent use of energy by means of play. Regular additions and focal points for the box are planned, as exemplified by a radio play and painting book on the topic of "The safe use of energy." A further initiative was started during the year under report with a tour of Lower Austria's kindergartens by Joulius the "energy rabbit". He entertained the children with an amusing and instructive theatrical performance, which dealt with the topic of energy in a manner suitable for infants.

EVN Energy Saving Master Course

The Energy Saving Master Course with Joulius offers interactive play stations on the topic of energy saving. It was specially created for event purposes and was first used at the EVN Cup, where it animated around 400 highly enthusiastic children to save energy.

EVN School service

The EVN school service provides schools with free teaching aids, CD ROMs, experiment cases and a model heat pump and in 2007/08 over 20,000 such packages were dispatched. Each year, the EVN school advisors hold over 800 presentations on the topic of energy and energy saving and numerous school classes visit EVN locations in the course of excursions. In October 2007, an EVN school service was launched in Macedonia, which has already been used by ninety schools and has been met with a positive response. The aim is the communication of the correct and intelligent use of electricity. More information concerning the school service in Lower Austria is available under www.young.evn.at and for Macedonia under www.kids.evn.com.mk. The concept for a school service in Bulgaria is complete and pilot projects should commence in the middle of the school year.

EVN Macedonia school service



In Lower Austria and, to an increasing extent, Bulgaria and Macedonia, EVN demonstrates its sense of responsibility with regard to children and young people through a range of initiatives, which extends from infotainment to the support of sports events. All of which adds up to heightened imagination.



Jumble sale and power plant information day for technical college students

In June 2008 over 270 students and teachers from several Lower Austrian higher technical colleges visited a jumble sale and power station information day in Dürnrohr. They were not only able to gain an insight into the modifications being made to the power station's control technology, but also take any pieces of the obsolete system with them from a jumble sale. The functional aspects of the hard coal fired power station were explained in the course of guided tours and as an audit was in progress, it was additionally possible for the visitors to see the low-pressure steam turbine. The companies contributing to the station modifications also presented the technologies involved.

Engineering college students view the open low-pressure steam turbine


EVN
EVN

Sports sponsorship

EVN supports sporting and health initiatives

EVN is the main sponsor of the EVN Junior Cup and thus promotes football in Lower Austria, especially at youth level. The main U12 and U13 groups are supported along with a competition for girls. This year's prize presentation will take place in December 2008.

In addition, EVN also sponsors the Lower Austrian Skiing Association, the Hypo Niederösterreich women's handball team and the Ladies Golf Open, held in September 2008 in Föhrenwald. The fitness of the EVN workforce is promoted by donations to the EVN Culture and Sports Club.

This year also saw the initial support of the Prevention Prize 08, which is presented by the Lower Austrian government. The aim of the prize is to honour initiatives in the preventive health care sector and to both raise levels of public awareness and motivation with regard to this topic.

Cultural and science sponsoring

EVN maintains a number of partnerships with universities and colleges of applied sciences in Austria, and during the year under review, extended this involvement to Bulgaria and Macedonia. These co-operations partly serve the funding of research projects and partly the support of students during the transition to the world of work by means of traineeships or assistance with scientific work. In April 2008, the ECO NET practice company fair was supported in Macedonia. Topic-related prizes like those from EVN Wasser constitute a further expression of EVN's commitment to the sciences.

Regional cultural events such as the Grafenegg Music Festival and the Fairytale Summer in the Palace of Poysbrunn are the object of targeted sponsorship.

Among others, EVN supports the following cultural events:

- European Group Theater – youth theatre company
- The "Indians – the original inhabitants of North America" exhibition at the palace of Schallaburg
- "Volkskultur Niederösterreich" – we wear Lower Austria on our sleeve
- Lower Austrian "Kulturwirtschaft"
- The Grafenegg Music Festival
- The Fairytale Summer in the Palace of Poysbrunn

evn collection

With the evn collection founded in 1995, EVN assumes a mediatory role between the company, its stakeholder groups and contemporary art. The selection of the works is not subject to any limitations with regard to content, which offers the possibility for the linkage of topics of social or artistic relevance with questions of importance to the company. The latter understands art as constituting an exchange of ideas and a stimulus and will facilitate communications. Existing artworks are purchased and others are commissioned, in order to express a thematic connection with EVN, or demonstrate external aspects as an expression of inner perspectives. A current example of such commissions in the DVD project, "Logbook 2006/07: The Bulgarian Journey" from Lisl Ponger and Tim Sharp. The DVD is not a classic guidebook, but rather describes the intensive confrontation of the artists with Bulgaria at differing levels. Additional information concerning the evn collection is available on the website under www.evn-sammlung.at.


Logbuch 2006/2007: Eine bulgarische Reise
Logbook 2006/2007: A Bulgarian Journey
Lisl Ponger & Tim Sharp
evn sammlung

"The Bulgarian Journey" from Lisl Ponger and Tim Sharp

WE SUPPORT

EVN and human rights

EVN is to be found in a number of ethic funds, not least due to its unambiguous commitment to the upholding of human rights. The Federation des Droits de l'Homme (FIDH) SICAV fund and indexes such FTSE4Good, Ethibel and VÖNIX all make stringent demands upon their listed companies. EVN meets these requirements and also within the framework of their expansion, works systematically as a good corporate citizen to achieve an exemplary role among business partners, suppliers, customers and market partners.

Accordingly, with its entry to the Russian market, EVN has not only dealt with challenges of an economic and ecological nature, but also at a social level. The same applies to Albania, where EVN plans to build a hydropower plant in conjunction with Verbundgesellschaft and was rated the best bidder during tendering for three further hydropower projects. Here, too, EVN will continue to systematically disseminate its high standards as required by the ten principles of the UN Global Contact.

EVN supports UN Global Compact

Principle 1	EVN supports and observes the protection of international human rights.
Principle 2	EVN ensures that it is not an accessory to breaches of human rights.
Principle 3	EVN preserves the right to assembly and the effective recognition of the right to collective negotiations.
Principle 4	EVN supports the abolition of all forms of forced labour.
Principle 5	EVN supports the abolition of child labour.
Principle 6	EVN supports the abolition of discrimination with regard to job recruitment and employment.
Principle 7	EVN supports a preventive approach to environmental problems.
Principle 8	EVN takes many national and international initiatives, in order to generate a greater sense of responsibility with regard to the environment.
Principle 9	EVN supports the development and spread of environment-friendly technologies.
Principle 10	EVN actively opposes all forms of corruption.





With its increasing internationalization, EVN has also stepped up its efforts regarding the raising of awareness levels concerning the significance of human rights. A code of behaviour and the related Group and organizational directives are currently in preparation.

Ecological responsibility

EVN's environmental consciousness extends far beyond energy policy related efforts

As an energy supply company, the main emphasis of EVN's environmental protection agenda is on climate protection, which is based on the systematic reduction of CO_2 emissions, increased energy efficiency and the development of renewable energy sources. Activities and measures in this connection are summarized in this report from page 36 onwards. However, EVN's environmental consciousness extends far beyond efforts that are partly dictated by energy policy considerations. Accordingly, several projects for the preservation of biodiversity have been realized, ecological compensation areas created and both environmental management systems and Group-wide environmental controlling introduced. Moreover, with the establishment of the operative Environmental Services segment, an ecologically valuable contribution has been made in the water supply, wastewater treatment and waste incineration business areas.

The establishment of EU standards in Bulgaria and Macedonia

Know-how transfer from Lower Austria to South-eastern Europe

The installation of efficient environmental management systems in line with EU standards plays an important role in the integration of the Bulgarian and Macedonian subsidiaries. With the support of EVN experts, responsible employees have received coaching on the topics of waste management and CO_2 emissions and the implementation of a waste management system has commenced. Internal directives for the correct handling of waste and liquids constituting a water hazard have been implemented. As a consequence of Bulgarian membership of the EU and Macedonia's candidate status, regulations relating to PCBs have been introduced in both countries. Sample measurements for PCB were already carried out in Bulgaria during 2006 and 2007 and it could be demonstrated that the existing EVN plants are PCB-free. In Macedonia a PCB project was launched in the autumn of 2008 in conjunction with the UNIDO's Global Environment Facility. This project will serve the creation of state PCB monitoring and is being jointly sponsored by UNIDO, disposal companies and EVN.

Polychlorinated biphenyls (PCB)

Polychlorinated biphenyls number among the chlorinated hydrocarbons. As a result of its stability, beginning in 1929 it was used in its pure form as a pale yellow, virtually odourless liquid as an ingredient in transformer oil, condenser insulating agents and hydraulic oil. The toxicity of PCB was first recognized in the 1960s and it became evident that unless handled correctly, this congener could enter the food chain and in the case of long-term ingestion, trigger numerous, serious illnesses. In 1978, the use of PCB in open systems was forbidden and a total ban followed in 1993. At that time, in line with Austrian law, EVN initiated the immediate examination of questionable charges from transformers, condensers and switchgear and removed any severely contaminated equipment. Nonetheless, every transformer taken out of network service by EVN is still examined closely for traces of PCB and dealt with professionally in an environmentally compatible manner by an experienced disposal company.

TEZ Plovdiv district heating plant in Bulgaria



Evaluation of operational environmental costs

In order to systematically register operational environmental costs and thus establish transparency and cost accuracy, a project has been launched that follows the suggestions of the international guidance document "Environmental Management Accounting" of the International Federation of Accountants (IFAC). The aim is to achieve a just allocation to cost centres in line with the causal principle, consistent evaluation and internal benchmarking of individual environmental key indicators and locations. EVN is thereby seeking to create the preconditions to meet the increasing information requirements of stakeholders such as shareholders, rating agencies, Statistik Austria and Global Reporting Initiative (GRI). A period of three years has been allocated for this project.

Active dialogue with stakeholders

EVN in constant dialogue with environmental organizations and other NGOs

As a result of its operative orientation and sensitive points of contact in many areas, EVN seeks an active dialogue with various stakeholder groups and takes very seriously both wishes and critical concerns relating to the expansion of networks and production facilities. In addition to mandatory environmental impact assessment, as a supplementary measure the population of the surrounding districts is integrated into such projects at an early point in time with the aim of achieving the smoothest and best possible reconciliation of any conflicting interests. In this connection, dialogue and teamwork with environmental organizations and other NGOs is of special significance. Therefore, EVN seeks to obtain positive energy from natural friction and is in constant dialogue with local and regional citizens groups, as well as Greenpeace and Global 2000. This is exemplified by the constructive discussions held with Greenpeace International on the site of the unused nuclear power plant in Zwentendorf in summer 2008. Equally positive was the exchange of views held with the "Pro Ybbs" initiative regarding the refurbishing project at the Schütt hydropower plant.

Organizational memberships and support

EVN belongs to numerous organizations, associations and pressure groups of branch relevance. In addition, EVN is actively involved in research initiatives and organizations seeking to promulgate the concept of sustainability.

Selection of memberships

VEÖ	Association of Austrian Electricity Companies
OVE	Austrian Electrotechnical Association
ÖWAV	Austrian Water and Waste Management Association
ÖVGW	Austrian Association for Gas and Water
UNGC	UN Global Compact
respACT	Austrian Business Council for Sustainable Development
ÖGUT	Austrian Society for Environment and Technology
AEA	Austrian Energy Agency
FGW	Austrian Natural Gas and District Heat Association
VGB	PowerTech e.V.
BBKE	Bulgarian Branch Chamber of the Energetics
ATDB	Association of District Heating Companies in Bulgaria
ZEMAK	Association of Energy Department Engineers of Macedonia
MABA	Macedonian Austrian Business Association
	Global Compact Macedonia
FIC	Foreign Investors Council

AVN in dialogue with the public

Comprehensive communications and ongoing integration

In the initial planning phase prior to the construction of a waste incineration plant by the EVN subsidiary AVN at the Zwentendorf/Dürnrohr location, which went on-line at the beginning of 2004, the general public was involved in the design, environmental impact assessment and building process and subsequently plant operation, by means of a comprehensive communications policy. Information measures ranged from numerous public meetings and visits to similar waste incineration plants both in Austria and other countries, to the "Citizens Info" newspaper, which was distributed to some 10,000 households in Zwentendorf and the eight surrounding districts and which today continues to ensure a steady flow of information. A citizens committee consisting of members of the district council and representatives of the local population was formed to look after public interests and still retains this function. The public was also provided with an opportunity to obtain information concerning the current installation of Line 3 in the course of various events and since 2004, the tours of the plant, which are available to interested persons from both Austria and other states.



The fishing paradise of the "Friends of the Ybbs" south of Waidhofen

Mayor Wolfgang Mair and Fritz Zemanek from evn naturkraft can reflect on a successful angling season.

Since the beginning of 2008, the "Friends of the Ybbs" fishing club has been operating a 6.6 km-long stretch of river for EVN and the Waidhofen/Ybbs urban district council to the south of Waidhofen. This river section offers a rich diversity of species and is ideal for fly-fishing. Christoph Friesenegger, an EVN employee, "The Ybbs is a wonderful river and in our reserve, we wish to gently improve the living conditions for both fish and small creatures. We are looking to fish in harmony with nature."

Project for the examination of the effects of the EU Water Framework Directive on the design of the Kamp reservoirs

Securing the ecological potential of waters

On the River Kamp, evn naturkraft operates three hydropower plants on stretches of water, which according to the classification contained in the EU Water Framework Directive, represent heavily modified water bodies. The EU Directive requires the investigation, evaluation and realization of practical measures, which will secure the good ecological potential of such waters. At the end of 2007, a pilot project was launched jointly by the Lower Austrian government, the Austrian Ministry of the Environment, evn naturkraft and EVN with the aim of providing a reference evaluation scale for heavily modified water bodies, using the Kamp reservoirs as a basis. This allows the early development and proposal of measures, the realization of which would meet the demands of all stakeholders (energy industry, the Lower Austrian government, the Ministry of the Environment, fishing organisations and tourism branch) and the existing ecosystems to the greatest possible extent. Following a survey of the current situation, which has already been completed, an evaluation scheme and possible scenarios for improvement are to be drawn up by the middle of 2009. In addition, in a study targeted on an assessment of the effects of the EU Directive, water and fish-ecology tests are being completed on various waters in Lower Austria, in teamwork with the Vienna University of Natural Resources and Applied Life Sciences. The intention is to employ the results as a basis for adapting the minimum flow rate of draw off stretches and the retrofitting of fish migration aids. Some 83 per cent of evn naturkraft's hydropower plants are of draw off design and in principle are therefore affected by the regulations contained in the EU Water Framework Directive.

Ecological planning and realization of wind power plants

During the selection of locations for wind power plants, expert opinions are elicited even prior to the planning of the authorization process and extensive risk analyses are completed concerning the potential effects on people, fauna and the environment. The related surveys take at least a year and existing studies are also considered. Furthermore, the construction of wind farms is subject to ecological construction supervision.

Continuous emission monitoring at Theiss power station



Replacement of emission monitoring systems

Continuous emission monitoring is mandatory for plants with fuel power in excess of 10 MW. Such systems have been in operation at EVN's three caloric power stations and its larger district heating plants for many years. The emission measurement devices record the levels of relevant flue gas pollutants and this data is transferred to a central computing unit, where it is collated, evaluated and stored. During the year under report, the measuring systems were replaced in order to bring monitoring up to the state-of-the-art.

Reduction of NO_x emissions at the Dürnrohr power station

Within the framework of an EU directive, which has been implemented through maximum emission volume legislation, Austria has undertaken to cut its NO_x emissions to a maximum of 103 kt/a by 2010, which means a need for national reductions of 25 kt/a. In the period from 1985–2004, NO_x emissions from electricity and district heating plants in Austria were slashed by 53 per cent, even though thermal electricity generation doubled during the same period. In August 2008, a voluntary agreement was reached between the Association of Austrian Electricity Companies and the Austrian Ministries of the Environment and Economics and Labour regarding a reduction in the emissions from certain generation plants. Under the term of this agreement, from 2010 EVN has undertaken to voluntarily lower the average annual NO_x concentration at the Dürnrohr power station to a level 25 per cent below that of the statutory limit.

Responsible network planning and construction

Owing to the diverse requirements involved, the environmentally compatible design of infrastructure projects constitutes a major challenge. In the course of the environmental impact assessment for the completion of the 380 kV Etzersdorf-Theiss high-voltage line with a length of 16.7 km, 222 stipulations were formulated (including forestry-ecological construction supervision, as well as the provision of 17.5 ha of compensation areas). It is seen as given that along the high-voltage lines, ecological islands are provided for numerous species of flora and fauna, which offer a retreat and propagation area.

Selection of EVN projects for the protection of biodiversity

- Game ladders on the Kehrbach
- Protected areas for great bustards
- Provision of nesting walls for bee-eaters in wind farms
- Co-operation with the Austrian Friends of the Hedgehog
- Cleaning of waters by the removal of debris at power stations
- Participation in the ecological game reserve scheme of the Lower Austrian Hunting Association for the promotion of hedge replanting
- Initiative for the protection of migrating birds landing on overland lines in teamwork with the Bulgarian Association for the Protection of Birds
- Over 750 nests on more than 100 platforms for white storks on electricity pylons in Bulgaria since the beginning of 2008

Further information is available under www.responsibility.evn.at.

The construction of new gas pipelines also takes place subject to the strict observation of ecological requirements. Low-pressure, natural gas pipelines are almost exclusively laid under roads, while high-pressure pipelines mainly run below agricultural land. Should an area of great natural value, such as the Natura 2000 preserve be affected, the route of the pipeline and measures for the minimization of the effects on the natural habitat are determined in conjunction with the responsible authorities.

Surveying and digital line documentation

In order to take the crossing of zones meriting protection into simpler account and where possible, to avoid them entirely, basic data of environmental relevance is fed into EVN's geographic information system (GIS), which can be accessed by the entire workforce. In the surveying area, the use of satellite information systems represents the state-of-the-art and in order to improve precision still further, EVN operates a full-coverage GPS reference network throughout Lower Austria. This is based on twelve permanent GPS reference stations and two stations operated in co-operation with Energie AG Oberösterreich. These are used for the calculation of corrective values for positioning and are offered to internal users and external customers. As a result, 3D positional determination with centimetre-accuracy is possible in real time.

Surveying with satellite information systems for precise position determination



Environmental Services segment

Since the 1990s, EVN has been systematically developing the Environmental Services segment as a second strategic area. In addition to the regional supply of drinking water by EVN Wasser, national and international water supply and wastewater treatment plant projects are completed by the subsidiary WTE. The subsidiaries AVN and MSZ 3 are responsible for waste incineration.

EVN Wasser

At the end of September 2008 some 481,500 inhabitants, or around a third of the Lower Austrian population, in 634 districts were being supplied with drinking water, 41,500 directly. Customers can rely on EVN Wasser's high standards, 94 wells, two springs and a 1,922 km supply network, which guarantee security of supply and constant drinking water quality. During the year under review, a more than 30 km-long water pipeline running from the Tulln area to Bisamberg was completed and now supplies the roughly 40,000 inhabitants of the "Rußbachtal" area with low-nitrate, soft water. In March 2008, the Mollersdorf well field, consisting of four vertical wells, went into operation. At the Neuaigen junction, this feeds up to 250l/sec of water into the EVN Wasser supply network. In the "Sewer System and Wastewater Plant" Business Area, the Großmugl-Niederhollabrunn wastewater plant, which is designed for 5,000 p.e., went online. In addition, EVN Wasser also assumed the handling of wastewater in the Ludweis-Aigen District. Further information concerning EVN Wasser is available under www.responsibility.evn.at.


Opening of the Großmugl-Niederhollabrunn
wastewater treatment plant
EVN

WTE

To date, WTE has completed over 80 drinking water and wastewater treatment plants

WTE Wassertechnik GmbH plans, builds, finances and operates drinking water and wastewater treatment plants for towns and cities, local authorities and industrial companies and has already completed more than 80 plants for over ten million people. These activities are exemplified by the Anthoupolis wastewater treatment plant in Nicosia, the capital of Cyprus. This plant was ceremonially opened in June 2008 by the president of Cyprus in the presence of high-ranking representatives from the worlds of politics and business. WTE will also be responsible for the operational management of this plant during the coming ten years.

In addition to contracts in Poland, Lithuania and Turkey, during the year under review an outstanding project commenced in Moscow, involving the substitution of chlorine gas by sodium hypochlorite in the water sterilization process. WTE is building a sodium hypochlorite production plant, which incorporates a convincing process technology concept that offers high levels of stability and availability in combination with low energy consumption. The project is being completed as a BOOT (Build-Own-Operate-Transfer)

Franz Mittermayer, Strategic business unit Environment



"Clean drinking water and the disposal of wastewater and waste number among basic human needs. In recent years, EVN has been able to position itself as a competent supplier in this responsible, Environmental Services segment. In 2004, the Zwentendorf/Dürnrohr waste incineration plant became operational in what was a major step towards ecological waste treatment in Lower Austria and at present, plant capacity is being virtually doubled through the installation of Line 3. In 2001, entry to the Lower Austrian drinking water supply market was attained with the purchase of NÖSIWAG and a further milestone was passed in 2003 with the acquisition of WTE, an international player in the drinking water supply and wastewater treatment sector. Today, in addition to Austria, EVN is active in the environmental sector in thirteen CEE states and projects are currently under completion in countries such as Poland, Lithuania, Montenegro, Turkey and Russia. We are thus making an important contribution to the preservation of regional quality of life and we are highly conscious of our related responsibilities. At the same time, this awareness provides our motivation for customized, ecologically optimized solutions."

"Our involvement in the environmental sector provides advanced infrastructure as a basis of the development of a modern society."

model and not only includes the design and construction of the plant, but also the financing of the entire investment volume of EUR 175 million and ten years of operational management.

Moreover, in May 2008 work started on the construction of seawater desalination plant at Budva in Montenegro and the phased start-up process has been in progress since this summer.

In addition to the existing accreditations of the WTE Group in line with quality management standards (ISO 9001), the company production facilities in Zagreb have also obtained DIN ISO 14001:2005 (environmental management) certification.

AVN – technology and competence in the service of the environment

With its name, AVN (Abfallverwertung Niederösterreich GmbH) defines its business area as being waste incineration, which not only focuses on the ecological treatment of waste, but also the saving of fossil fuels during the generation of electricity and district heating. In addition to waste incineration at Zwentendorf/Dürnrohr in Lower Austria, EVN has successfully established a position in international project business. This is exemplified by the MSZ 3 waste incineration plant in Moscow, which went into full operation at the end of 2007. A power-heat cogeneration plant connected to the district heating network allows the processing of 360,000 t of waste annually into electricity and district heating for 40,000 Moscow households.

In Dürnrohr, electricity is already being generated for over 100,000 households using energy from waste and work is continuing on Line 3.

The waste incineration plant in Zwentendorf/Dürnrohr, which commenced full operation at the beginning of 2004, currently disposes over annual capacity of 300,000 t and thermal output of 120 MW. 90 per cent of waste deliveries take place by rail and the emission limits stipulated by the Lower Austrian government were not only adhered to in 2007/08 but considerably undercut. The steam emanating from waste incineration is conducted into the adjacent Dürnrohr thermal power station where it is used for the generation of electricity and heat. Waste has the heating value of brown coal and every kilogram provides around 10 MJ of energy. Accordingly, its employment facilitates a reduction in fossil fuel consumption amounting to 50,000 t of hard coal and 10 million m³ of natural gas per year.



EVN already generates electricity for more than 100,000 Lower Austrian households from the energy content of the waste. Information concerning the enlargement of Zwentendorf/Dürnrohr with Line 3 is contained on page 40.

Research and development

Direction and objectives

Involvement in numerous national and international R&D projects

In order to meet the current ecological challenges relating to the production of electricity from fossil fuels and open up alternative forms of energy generation, EVN is involved in numerous national and international R&D projects. In Austria, EVN already plays a leading role as far as the high efficiency and minimum environmental footprint of power plants are concerned. During the year under review, around EUR 1 million was invested in R&D projects, which were also partially funded by grants.

Climate protection and security of supply as an R&D challenge

Increase in plant efficiency and a cut in CO_2 emissions

In view of the steady rise in energy consumption, which in Europe amounts to around 2 per cent annually (Source: E-Control) and ecological considerations, the future of energy supply is linked to major challenges. The EU has set itself the target of reducing CO_2 emissions by at least 20 per cent as compared to the 1990 level by the year 2020 and by 30 per cent should a follow-up agreement to Kyoto be reached. Therefore, in addition to technological improvements aimed at greater plant efficiency, R&D activities in this sector are focused on cutting CO_2 emissions. EVN is participating in numerous national and international research projects in this area.

Improvements in efficiency as the most important CO_2 reduction measure

The first and most important measure for a reduction in CO_2 emissions is the improvement of efficiency levels, which can be achieved through an increase in steam temperature and pressure. Within the framework of the COMTES research project, new materials for use with a live steam temperature of 700°C are being examined in a test plant at Scholven/Gelsenkirchen, Germany. Moreover, in a planning study (PP 700) power stations using this new technology are being simulated, calculated and designed. EVN is also involved in the Austrian Fenco Initiative (AFI), a working group, which among other activities administers and finances a fund for research projects related to the environment-friendly use of fossil fuels.



In addition to technological research projects for the reduction of CO_2 emissions, EVN is demonstrating great imagination with regard to the increased efficiency of its production capacity. This is exemplified by a fully integrated energy concept for the central zone of Lower Austria, which will facilitate major CO_2 savings.

En route to the low-CO_2 power plant

EVN is the Austrian leader in the carbon capture & storage technology field

CO_2 is released during the combustion of fuels with carbon content such as coal, natural gas and biomass. Testing aimed at reducing CO_2 emissions is currently focused on Carbon Capture & Storage (CCS) technology and EVN is the technology leader in Austria. CCS involves the separation of the CO_2 derived from the energy generation process, its liquefication and final storage or utilization. Around the world, three approaches are being pursued in this connection consisting of: (i) Separation after burning (post-combustion), (ii) Separation prior to burning (pre-combustion) and (iii) Burning in oxygen ("oxyfuel"). However, at present none of these technologies is suitable for commercial use in power plants.

Cooperations with energy supply companies and universities

EVN is co-operating with other energy generation companies and leading universities on the solution of these issues. A study regarding the possibilities for the conversion of the Dürnrohr power station into an oxyfuel plant, or its retrofitting with a CO_2 scrubbing system, is being completed with the Vienna University of Technology and the universities of Hamburg-Harburg and Stuttgart. Initial results indicate that the implementation of the technologies available at present would lead to a considerable loss of efficiency and therefore attempts are now being made to minimize these disadvantages through appropriate measures. In order to test the results of the study, a test plant for CO_2 removal will be installed at the Dürnrohr power plant.

EVN is also involved in the pre-engineering at a pilot plant of the Swedish energy group, Vattenfall, at the Schwarze Pumpe power station near Cottbus in Germany where the world's first 30 MW oxyfuel pilot plant went into operation in September 2008. This combusts powdered coal with pure oxygen and the resulting CO_2 is liquefied with the aim of future storage. A "CCS Task Force" has been established with the Japanese energy supplier, J-Power, which holds regular working meetings, plant visits and exchanges of experience regarding this technology.

Around 110 international experts came to the International Energy Agency CCS workshop in Maria Enzersdorf

Another important contribution to the expansion of EVN's international network was the "International 11th IEA GHG – Post Combustion CO_2 Capture Workshops of the International Energy Agency (IEA), which was held at company headquarters in Maria Enzersdorf on May 20–21, 2008 and was attended by around 110 experts.



Slag bunker at the AVN waste incineration plant


DEMAG
12t
10 SMD 10

New technologies at AVN

AVN's waste incineration plant represents the state-of-the-art. The mandatory requirements relating to such plants with regard to emission limits, surveillance and measurement, residue analysis and wastewater are the strictest applied to any industrial capacity. However, although AVN adheres to all this stipulations in exemplary fashion, operational experience continually pinpoints possibilities for optimization. The following projects have been initiated:

- As a result of the installation of an additional secondary air blower and additional air jets, breaches of pollutant CO_2 emission limits during plant restarting following an audit were avoided.
- The biogenous content of waste can be constantly calculated on the basis of the characteristics of the waste, theoretical balance equations and plant measurement data. The advantage of this entirely new measurement method is that not only a momentary picture is obtained, but rather seasonal fluctuations and changes in waste composition can be registered.

Alternative drive technologies

Presentation of research results at the energy symposium

Within the scope of the Austrian Federal Ministry for Transport, Innovation and Technology's strategic lead project, "Clean Energy Pathways 2020", a two-year research project is in progress, which focuses on new drive technologies using clean fuels such as natural and biogas under practical conditions. The results of this research were presented at an energy symposium held at the EVN Cup 2008.


€ 1.500,-
€ 500,-

Awards ceremony on World Water Day

Young Research.WATER 2008

In co-operation with the Lower Austrian government, EVN Wasser holds the annual "Young Research. Water" research competition. The presentation of the prizes to the winners in the schools and universities/colleges of applied sciences categories took place at the Lower Austrian government buildings on World Water Day. Each category was endowed with prize money of EUR 4,500. Further information and the invitation to participate in the 2009 research prize can be found under www.evnwasser.at.

A reliable energy supplier in Lower Austria and South-eastern Europe

As a fully integrated, energy services company, EVN covers the entire value added chain. This orientation is mirrored clearly by the structure of the company's Energy segment, which is divided into the Generation, Networks, Energy Procurement and Supply business units. The products electricity and gas are allocated to the individual value added phases. In addition to the full-coverage supply of Lower Austria, since 2005 some 1.6 million customers in Bulgaria have been supplied with electricity and following the takeover of TEZ Plovdiv in the year under report, in addition to 39,000 customers in Lower Austria, around 40,000 Bulgarian customers are also being provided with heat. Approximately 720,000 customers are supplied with electricity in Macedonia, which together with Bulgaria forms the South East Europe business unit.

Transparent proof of electricity origins

In Lower Austria, EVN electricity trading with regard to the marketing of both in-house produced electricity, as well as the sourcing of the additional volumes required for customer supply, is carried out by e&t Energie Handelsgesellschaft mbH, a joint subsidiary of the EnergieAllianz Austria partners. Nonetheless, as before the ongoing support and consulting of network customers in Lower Austria remains the responsibility of the 26 EVN customer centres.

Within the framework of the EnergieAllianz Austria GmbH, EVN Energievertrieb GmbH & Co KG (EVN KG) is responsible for the sale of electricity and gas sales to end customers. In this capacity, since October 2001, it has also fulfilled the mandatory obligation to show the origin of the electricity sold on the invoice presented to the consumer. The KPMG Austria GmbH auditing company monitors this electricity designation system. The environmental footprint derived from the entire primary energy mix of EVN KG 2006/07 amounted to 188.8 g/kWh of CO_2 emissions and 0 g/kWh of radioactive waste. In 2007, the European composition of electricity (UCTE mix) demonstrated CO_2 emissions of 455.84 g/kWh and radioactive waste of 0.000786 g/kWh (source: E-Control).

With "NaturStrom", Naturkraft Energievertriebsgesellschaft m.b.H., an EnergieAllianz Austria GmbH subsidiary, offers a product that due to the exclusive use of renewable energy sources does not cause CO_2 emissions or radioactive waste. As a consequence, in March 2008, Josef Pröll, the responsible federal minister, awarded the company the Austrian Environmental Seal. The receipt of such an award demands adherence to strict environmental criteria, which is subjected to annual confirmation by independent auditors. At present, only three suppliers in Austria possess this strict quality seal in the "Green Electricity" category. During the UEFA EURO 2008™ football championships, all seven matches at the Ernst Happel Stadium were "powered" with "green energy" from Naturkraft Energievertriebsgesellschaft m.b.H.

Electricity sourcing in Bulgaria and Macedonia

The Bulgarian electricity market has been deregulated, but the amounts of power available on the market are small and long-term supply agreements exist. In Macedonia, under the terms of an existing single buyer model, the energy company EVN Macedonia is obliged to purchase the electricity it requires for end customers from the respective national transmission network operators, or directly from state producers, who are responsible for national electricity sourcing, imports and exports. Accordingly, the current possibilities for the exertion of an active influence on the choice of primary energy are extremely limited.

Composition of electricity from EVN KG in terms of primary energy sources 2006/07


3.8%
2.8%
5.4%
58.6%
10.7%
18.7%

- Hydropower[1] 58.6%
- Natural gas 18.7%
- Coal 10.7%
- Solid or liquid biomass 5.4%
- Wind and solar energy 3.8%
- Other (electricity generation from AVN waste incineration, oil and its byproducts, biogas, landfill and sewage gas, geothermal energy 2.8%

1) Small-scale hydropower plants account for 4.4% of generation.

Composition of electricity from Naturkraft Energievertriebsgesellschaft m.b.H. in terms of primary energy sources 2006/07


2.7%
7.1%
7.9%
2.1%
0.2%
80.0%

- Hydropower (exclusively from small-scale plants) 80.0%
- Wind power 7.9%
- Solid or liquid biomass 7.1%
- Natural gas 2.7%
- Solar energy 2.1%
- Landfill and sewage gas 0.1% and geothermal energy 0.1%

EVN electricity and heating generation plants in Lower Austria



Waidhofen/ Thaya
Gmünd
Harbach
Allentsteig
Japons
Horn
Eggenburg
Zwettl
Gföhl
Gedersdorf
Mühldorf
Krems
Theiß
Obritzberg/ Statzendorf
Dürnrohr
Tulln
Stockerau
Korneuburg
Klosterneuburg
Mistelbach
Neusiedl/ Zaya
Kettlasbrunn
Gänserndorf-Nord
Gänserndorf-West
Lassee
Hainburg
Prellen-kirchen
Tullnerbach
Neulengbach
Wien
Sankt Pölten
Pyhra
Ybbs
Sankt Valentin
Mauer
Mank
Rothenau
Eschenau
Wilhelms-burg
Mödling
Wiener Neudorf
Göttlesbrunn
Traiskirchen
Baden
Bad Vöslau
Bruck/Leitha
Waidhofen/ Ybbs
Ybbs
Sankt Veit/ Gölsen
Pottenstein
Mittleres Schwarzatal
Civ. Nova
Pottendorf
Wiener Neustadt
Neunkirchen
Ternitz
Schwarzau/Steinfeld Neunkirchen Wartmannstetten
Schottwien
Thomasberg
Krumbach
Bad Schönau
Biomass plants
Run-of-river power plants (small-scale hydropower plant)
Storage power stations
Wind farms
Thermal power stations
District heating (power) plants

As at: 30.9.2008

EVN energy generation capacity

EVN disposes over **electricity** generating capacity of around 1,800 MW. In addition to the three thermal power stations in Dürnrohr (coal/gas), Theiss (gas/oil) and Korneuburg (gas), the eco-power subsidiary evn naturkraft Erzeugungs- und Verteilungs GmbH operates five storage and 63 run-of- river hydropower plants, as well as 63 wind power units in seven wind farms. In addition to its own power stations, EVN also has electricity sourcing rights for the Melk, Greifenstein and Freudenau power stations on the Danube and a one-third interest in the Nussdorf power plant in Vienna. In Macedonia, eleven hydropower plants with a capacity of 46.5 MW, of which seven are currently leased for the purpose of revitalization, are owned by the EVN Macedonia AD subsidiary. In Plovdiv, EVN Bulgaria Toplofikatsia EAD (TEZ Plovdiv) disposes over a district heating plant with an electricity generating capacity of 85 MW.

Electricity generating capacity of EVN power stations as at September 30, 2008

	in MW
Thermal[1]	1,466
Hydro[2]	233
Wind	120
Biomass	10
Total	**1,829**

1) Including cogeneration and power-heat combined cycle plants in Austria and Bulgaria
2) Including sourcing rights relating to the Danube power plants in Austria and small-scale hydropower plants in Macedonia

Heat is obtained from EVN's own district, local heating and cogeneration plants. These plants are operated with natural, bio- and liquid gas, as well as biomass. Cogeneration plants function according to the combined power and heat principle, which allows the use of the waste heat produced during electricity generation and thus raises plant energy efficiency through higher overall effectiveness. In addition, the highest possible volumes of heat are bled from EVN's thermal power stations.

All **gas** sourcing and trading is handled by EconGas, a joint venture of the EnergieAllianz Austria partners active in the natural gas sector, together with Linz AG, EGBV Beteiligungsverwaltung GmbH and OMV. With the spin-off of this phase of the value added chain, a competitive unit has been created, which attains sourcing advantages due to the combined volumes involved. Security of supply is guaranteed by means of long-term delivery agreements and high levels of storage capacity. EVN also intends to further expand the use of biogas as a supplement to natural gas (detailed information on page 44).

EVN electricity generation by primary energy sources

2007/08
2006/07


2.0%
3.0%
3.3%
5.3%
37.5%
21.7%
2.6%
5.2%
6.8%
20.4%
2.0%
31.0%
32.0%
27.2%

- Natural gas[1] 37.5% (31.0%)
- Coal 27.2% (32.0%)
- Hydropower[2] 21.7% (20.4%)
- Wind power 5.3% (6.8%)
- Other renewable energies 3.3% (2.6%)
- Other (waste incineration) 3.0% (5.2%)
- Biomass 2.0% (2.0%)

1) Thereof 2007/08 60,856 MWh of own production in Bulgaria (district heating plant)
2) Thereof 2007/08 18,387 MWh of own production in Macedonia (hydropower plants)

In order to ensure security of supply, EVN looks to a balanced mixture of production capacity and the intensified use of renewable energy sources, which by 2010 should constitute roughly one-third of power generation capacity.



Future energy industry challenges

The continuing increase in energy demand in combination with shrinking resources and the need for climate protection confront EVN with strategic issues that require entrepreneurial far-sightedness and an extremely sensitive approach. The greatest challenges are formed by the guarantee of security of supply in tandem with the necessity for an active contribution to a reduction in consumption and climate protection. The following table presents an overview of the related demands and objectives:


Security of supply
Generation
Efficient renewable fuels
Efficient fossil fuels
Networks
Minimization of network losses
Provision of efficient energy supply networks
Customers
Energy consulting
Energy services
Use of alternative vehicle fuels
Climate protection

Climate protection

EVN contribution to climate protection

EVN's contribution derives from differing initiatives and strategic approaches, which add up to the following:

- The promotion of renewable energy sources such as water, wind, solar power, biomass and biogas for the supply of heat, electricity and gas.
- Increased energy efficiency with regard to the company's own production plants and networks.
- R&D in the CCS technology field.
- Customer information and consulting aimed at reducing energy demand.
- Regional value added through the use of domestic fuel resources such as biomass and biogas.
- Active expansion of the use of alternative fuels such as Compressed Natural Gas (CNG) and biogas.
- The enhancement of sensitivity levels amongst the general public and the workforce through educational and information events.
- Measures within the company, e.g. the "greening" of the sourcing process.

In this connection, EVN must take numerous EU and national regulations into account. The most important of these are subsequently presented, in order to facilitate their classification and evaluation with regard to the following outlines of EVN's contributions to climatic protection.

EU Emission Trading Directive

A 20% reduction in CO_2 emissions within the EU by 2020

This directive, agreed in 2003, defines a scheme for the trading of greenhouse gas emission certificates within the EU, which foresees national allocation plans and individual trading periods, and thus a reduction in relevant emissions. Indeed, the EU states have undertaken to cut their CO_2 emissions by at least 20 per cent by 2020 and, in the case of a follow-up agreement to Kyoto, by 30 per cent as compared to 1990. As a result of the Austrian National Allocation Plan I (2005-2007), EVN was allocated certificates for annual emissions amounting to 1.45 million tonnes of CO_2. The Allocation Plan II for the period 2008–2012 envisages a volume of 1.58 million tonnes. In the coming years, EVN anticipates that annual purchases of certificates of around 500,000–800,000t will be necessary. From 2013, it is planned that the energy industry must bid for all electricity production certificates.

EVN is using the opportunities offered by the support of Joint Implementation (JI) and Clean Development Mechanism (CDM) projects, which realize reduction measures in other countries for the obtainment of emission certificates for its own plants. A further contribution to climate protection in the coming years should emanate from CDM projects in Albania, where the possibilities for generating Certified Emission Reduction certificates from hydropower projects are currently being examined. Participations in JI and CDM projects for wind parks and hydropower plants, e.g. in India, Egypt, China and Brazil have already been initiated by means of suitable climate protection funds.

The promotion of renewable energy sources

Increase in the share of renewable energy to 20% by 2020

In a directive, the EU prescribes an increase in the share of renewable energy in total consumption from the 2005 level of 6 per cent to 20 per cent by 2020. A target of 34 per cent has been defined for Austria and one of 16 per cent for Bulgaria. The level of bio-fuels used for end energy consumption in the transport sector should also be raised to 10 per cent by 2020. EVN sees itself as being subject to an obligation with regard to these targets and is making a notable contribution to their achievement by Austria through targeted investments in the expanded employment of renewable energy.

Second Amendment to the Austrian Eco-electricity Act

This amendment, which was agreed by the Austrian parliament in July 2008, will take effect at the beginning of 2009 following approval or non-interdiction by the European Union. Major changes are planned regarding the amount and type of support and the required prerequisites. The share of eco-electricity in the power supply should be increased to 15 per cent by 2015. Production from wind power is to be raised by 700 MW or 1,500 GWh/a, from hydropower by 700 MW or 3,500 GWh/a (thereof 350 MW or 1,750 GWh/a from small- and medium-scale power plants) and from biomass from proven available supplies of raw materials by 100 MW or 600 GWh/a.

Increased energy efficiency

20% reduction in primary energy consumption by 2020

In 2006, the European energy efficiency action plan was agreed, which by 2020 foresees a reduction in primary energy consumption as compared to the reference scenario by 20 per cent. This target is spread over generation, distribution and end consumption. In order to minimize end consumption, guidelines have been formulated not only for the increased efficiency of products and buildings, but also for final energy efficiency and energy services. The EU directive has the objective of raising the levels of energy efficiency in the member states through the expansion of the range of energy services on offer. The intention is to enhance end customer efficiency by 9 per cent by 2016. In addition to the member states, which are obliged to undertake implementation, energy supply companies have also been urged to support their customers with regard to energy saving. The related measures under consideration include moves aimed at keeping end energy demand levels constant or reducing them by means of methods such as low-energy lamps, as well as steps towards the improvement of energy efficiency in buildings, heating and utilities systems, and the employment of more efficient end devices. The authorities must create incentives in this regard and support the development of a functional energy services market. EVN is participating in the preparation of the related implementation guidelines in Austria and sees this as confirmation of the probity of its approach to date with its emphasis on energy consulting and services. Indeed, the company is using the current discussion as an opportunity for an examination of its services portfolio with an eye to expansion.

Energy demand curve in comparison with the development scenarios of Austrian gross domestic product (GDP)[1]


1,100,000
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Terajoule (TJ)
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
250,000
GDP-scenarios (in EUR million)
100
90
80
70
60
50
40
30
20
10
0
EUR/Barrel
... Oil prices in 2007 (EUR/Barrel) ◘ Oil (TJ) ■ Electricity (TJ) ■ Gas (TJ) ■ Total end energy consumption (TJ)

Source: STATISTICS AUSTRIA, BP

Energy demand trend

Price trend has a massive impact on demand

An analysis of energy demand during the past decade illustrates its elasticity. For example, in spite of an increase in economic performance, the rapid rise of the oil price in the 1970s and 1980s resulted in a stabilization of end energy consumption. A lower price level at the end of the 1980s led to a reversal of this trend with end energy consumption rising in proportion to economic performance. However, the price pressure of recent years has again led to a reversal, although at a high economic level. All in all, the increase in oil prices over the past 40 years has resulted in end consumer energy savings of around 30 per cent.

These fluctuations in energy demand make clear that the initial reaction to an increase takes the form of an immediate shift in habits such as a switch to public transport or a reduction in room temperatures during the heating period. Once these short-term measures have been exhausted, fundamental alterations to demand occur in the shape of a long-term adjustment curve based on technological change and measures such as the insulation of residential buildings.

In ratio to economic performance, end electricity consumption demonstrates no major trend interruptions, but has shown a slight levelling off in recent years. One reason for the general proportionality between electricity and economic performance lies in the high value of electrical energy, as it provides the means for savings from other energy sources. For example, large volumes of conventional heat energy are conserved through the use of minimum amounts of electricity for heat pumps or controlled building ventilation. Up to the beginning of the 1990s, gas consumption rose because many private households switched to this energy source. However, due to intensified thermal renovation measures and the greatly improved heat insulation of new buildings, as compared to the rise in economic performance of recent years, the share of gas in total energy consumption has dipped slightly.

Georg Reitter
Strategic business unit Energy Procurement and Supply

"In spite of diverse efforts, it can be assumed that energy consumption will continue to rise in the coming years. And against the background of climate protection objectives, the satisfaction of this growing demand represents a major challenge to the energy industry.

However, through entrepreneurial vision and a raising of customer consciousness regarding efficient energy use, it will be possible to attain a high-quality, secure and crisis-resistant supply to customers. Not least, the provision of energy and services to our customers must continue to remain affordable."



"The supply of energy must be affordable for customers"

The aim is an increase in own production coverage from 40–60%

Increase in energy generation capacity

During the 2007/08 financial year, EVN was able to cover some 20.8 per cent of its total sales volume of 19,372 GWh from own generation and electricity sourcing rights (2006/07: 19.1 per cent). Owing to the fact that in Bulgaria and Macedonia virtually no own production capacity of note exists, the figure for Austria increased from 55.9 per cent in the preceding year to 60.9 per cent. EVN has set itself the medium-term target of raising the level of coverage of total sales from own production within the Group to 40–60 per cent with the aim of reducing the dependency on external developments. In order to master the related challenges in the best possible manner, EVN is pursuing numerous strategic approaches and projects:

- An increase in the share of renewable energy in the total volume produced to a third by 2010
- Implementation of the energy concept for the central zone of Lower Austria
- Realisation of national and international power plant projects
- A continuous increase in the efficiency of existing plants and their revitalization

The following represents an overview of the most important projects.

Energy concept for the central zone of Lower Austria

In the coming years, EVN is to implement an extensive energy and climate protection concept, centred on the Dürnrohr power station location, which is divided into a number of projects involving investments in excess of EUR 200 million. In addition to increases in capacity, this spending will result in a reduction in CO_2 emissions and the substitution of coal.



Start-up of Line 3 in autumn 2009

Line 3 of the waste incineration plant

Following a one-year environmental impact assessment, on October 1, 2007 the foundation stone was laid for Line 3 and hence the enlargement of the Dürnrohr/Zwentendorf waste incineration plant. The construction work for the boiler, flue gas cleaning, bunkers and pre-bunkers has already been completed. The preparatory steel construction work for the installation of the boiler and flue gas cleaning system is also on schedule, as is the extension of the rail track for transport purposes. The commissioning of the new line in the autumn of 2009 will raise annual plant capacity from 300,000 t to around 500,000 t of waste. The energy obtained through incineration is already employed for electricity and heat generation in line with the waste to energy principle.

St. Pölten district heating supply

EVN is to complete a 31 km district heating line to St. Pölten by the 2009/10 heating season and thus supply around two-thirds of the town's district heating requirements from Dürnrohr/Zwentendorf. Three sources of heat are to be used, consisting of the waste incineration plant, the Dürnrohr heating power plant and in future, following successful trial operation, the biomass pyrolysis test plant. The use of Line 3 in the waste incineration plant will necessitate the installation of a new steam turbine, which is scheduled to go into operation in the summer of 2009. The utilization of waste heat from EVN's plants will save some 21 m m^3 of natural gas, which to date have been used for district heating in St. Pölten, as well as preventing over 40,000 t of CO_2 emissions per year. Special insulation in the transport line will ensure minimized heat losses. For the realization of this project, the town of St. Pölten has spun off its district heating activities from the St. Pöltener Stadtwerke to form a separate company, in which EVN has acquired a 49 per cent participation.

Biomass pyrolysis test plant

This test plant is being used to examine the possibilities for using biogas as an alternative source of energy for the operation of the power station in Dürnrohr. Biogas is being obtained in a peak load power plant through the pyrolysis of agricultural biomass such as cereal and maize straw in a rotary furnace. The nucleus of the plant is formed by a degasser, which heats the biomass to 450°–650°C (pyrolysis) in a vacuum. The biogas obtained in this manner can be combusted in the power station boiler and depending on the type, the resultant pyrolysis coke can either be used as a biological fertilizer for agricultural purposes or as fuel in a thermal plant. In June 2008, pyrolysis gas was produced for the first time and should the tests prove successful, a pilot plant will be built, which will reach around one-third of the capacity of a full-scale plant. During full operation, 190,000 t of biomass will be used and around 100,000 households supplied with eco-electricity.


EVN

Supply of around 100,000 households with eco-electricity from biomass (in full operation)

Belt transport system

For the transport of fuel from the environment-friendly waterway, a roughly 4km-long encapsulated, overground conveyor belt system will be built from the Danube to the Dürnrohr power station. This bridges the distance between the port and the power station. Based on the assumption that 50 per cent of fuel is transported by boat and then carried from the Danube to the power station by means of a transport belt, savings of 100,000 t of CO_2 are possible.

National and international power plant projects

Efficient and low-emission hard coal fired power plant in Duisburg-Walsum, Germany

In November 2006, work started on the completion of Europe's most modern hard coal fired power plant in Duisburg-Walsum, Germany, within the framework of a joint project with Evonik Steag GmbH, Essen. EVN has a 49 per cent holding in this project, which involves investment of over EUR 800 million. Through the use of the latest technologies, such as a nitrogen oxide reduction system, electrofilters for dust removal, flue gas desulphurization systems and higher steam temperatures and pressure, the CO_2 emissions from this power plant will be some 35 per cent lower than the average for power plants in the EU. The aim is efficiency of 46 per cent (detailed and visualized information concerning the technology employed is available under www.steag.de/steagde/film/kwe/vpp-overview.html).

Europe's most modern hard coal fired power station in Duisburg-Walsum (Germany)

During the year under review, apart from standard construction work, which focused primarily on the completion of the 181m-high cooling tower, installation activities concentrated on the boiler (steel construction work, steam generator piping and parts of the flue gas cleaning system) and the coaling plant. The completion of the turbine and the generator by Hitachi in Japan was concluded and supply via the roughly 25,000km ocean route took place in August 2008. Plant start-up is scheduled for 2010 and with this 790 MW power plant, EVN will achieve a marked increase in and further diversification of its production capacity.





"Security of supply demands diverse energy sources"

Adolf Aumüller, Strategic business unit Generation

"The optimum and flexible orientation of energy generation capacity demanded by growing demand and limited resources not only requires creativity and technological know-how, but also a calculable framework, which permits economically justifiable investments. EVN has already largely exploited the possibilities for increasing the efficiency of its existing capacity such as small-scale hydropower plants and thermal generation. In addition, renewable energy sources have their limits, no least due to statutory requirements such as water rights and environmental planning. Against this background, we have deliberately created a diversified investment policy incorporating wind and hydropower, biomass and photovoltaics on the one hand and major projects such as a the completion of a highly efficient, hard coal fired power station at Duisburg-Walsum, Germany, on the other. In the current circumstances, we will be unable to renounce fossil fuels in the medium-term without endangering the security of supply. However, we can minimize the related environmental impact through the use of the latest technology and this represents company policy, which applies across the board."

Expansion of renewable energy sources

In addition to the objective of making a significant contribution to the implementation of the new Eco-electricity Act, EVN regards a systematic increase in its use of renewable energy sources such as wind, hydropower, biomass and photovoltaics as a climate-neutral possibility for raising its generation capacity. EVN intends to step up the share of these energy sources in its overall production in Lower Austria to around a third by 2010.

evn naturkraft production trend[1]



500
400
300
200
100
Production in GWh/year
116.4
11.1
139.9
37.3
160.9
63.3
185.9
63.5
304.4
111.9
222.8
234.7
304.0
215.0
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
Hydropower
Wind power

1) Since the 2005/06 financial year, including the power plants on the River Kamp

evn naturkraft

The fully-owned subsidiary, evn naturkraft, is responsible for EVN's sustainable electricity production from hydro- and wind power and photovoltaics. With total output of 226 MW, it can already furnish approximately 146,000 households with environment-friendly electricity from these sources. The company operates 68 hydropower plants, sixty in Lower Austria and eight in Styria, whereby the electricity requirements of around 76,000 households can be covered. In addition, the company has a one-third participation in the Nussdorf power plant in Vienna. 66 of the 68 hydropower plants are small-scale in design (capacity <10 MW). evn naturkraft operates 63 windmills in seven wind farms, which on average generate 240 GWh of eco-electricity annually for the supply of 70,000 households. At present, several wind power projects in Lower Austria are in the assessment phase, whereby the amendment to the Austrian Eco-electricity Act has had a negative influence on these plans. In addition, evn naturkraft also continuously evaluates the possibilities for entry into the Central and South-eastern European markets.

In August 2008, an evn naturkraft photovoltaic system with a capacity of 4.5 kW was put into operation in the new kindergarten in the market district of Zwentendorf. This system will feed around 4,500 kWh annually into the EVN network. Moreover, other photovoltaic projects are currently in the development phase, especially in Italy and Bulgaria.


EVN

63 wind power units in seven wind farms

Hydropower plant projects in Albania
In 2007, EVN provided the Albanian government with feasibility studies regarding the construction of three peak load pumped storage power plants on the River Devoll with a capacity of around 320 MW and yearly output of 1,000 GWh. In January 2008, EVN emerged as the best bidder from the subsequent tendering process and the negotiations concerning a licence agreement are soon to be approved by the Albanian government and parliament.

Parallel to this project, the intention is to form a partnership with Verbundgesellschaft for the building of a hydropower plant on the River Drin.

Biomass as a domestic alternative
EVN has been using the renewable fuel biomass, which in overall terms is CO_2-neutral, since 1993. Two-thirds of the municipal district heating supplied by EVN already derives from solid biomass (e.g. chippings and sawmill residues), while the remainder emanates from waste heat, natural, bio- and liquid gas.

EVN Wärme GmbH operates 44 heating plants with biomass and with yearly consumption of around one million piled cubic metres is Austria's largest producer of heat from this energy source. Biomass-fired plant capacity is continually being expanded and is facilitating a steady reduction in CO_2 emissions. Since the autumn of 2008, the Climate Alliance districts of Ternitz, Neunkirchen and Wimpassing are being supplied with natural heat. Biomass consisting of over 60,000 piled cubic metres of wood chips derived from the region is being used to furnish a total of 4,500 households with natural heat and thus prevent roughly 14,000 t of CO_2 emissions annually.

Other current projects include:

- The Mittleres Schwarzatal biomass project for 4,500 households (CO_2 savings of 14,000 t).
- A natural heat partnership with the municipal district of Amstetten for the realization of district heating projects in various parts of the town during the coming years.
- A biomass-fired heating plant in Maria Gugging for a new postgraduate university, which for the first time will employ a flue gas steam filter system and wet scrubbing for extremely environment-friendly operation. Start-up is scheduled for March 2009.

EVN wins the "TRIGOS", an award for companies with responsibility, in the Ecology / large companies categories

The award was won by the "Regional use of biomass in standardized local heating modules" project, which was realized for the first time in Korneuburg. In teamwork with internal experts and external partners, a modular plant was developed, which due to a high degree of standardization, allows a short construction period and ergonomic, ecological plant management. Components such as fireproof, reinforced concrete modules (which are also used for prefabricated garages) and transport systems for fuel feeding are employed, which have already become established in the market due to other applications. In this way, available know-how found a new area of employment and the existing, functional concept for the generation of local heating from biomass was significantly further developed. Rights to this system have also been registered with the patent offices in a number of European countries.

Use of alternative vehicle fuels

Increase in the use of alternative fuels in the EU to 20% by 2020

EU transport policy foresees an increase in the share of alternative fuels in overall consumption to 20 per cent by 2020. Half of this rise (10 per cent of total consumption) should be achieved through the use of natural gas and biomethane. In Austria alone, this means that the numbers of gas-driven cars should rise from the current level of around 3,700 to 50,000 by 2010. The related potential for emission reductions is enormous, for as compared to petrol, natural gas causes 80 per cent less CO and 20 per cent less CO_2, thus creating a 20 per cent cut in greenhouse gas potential and a 40 per cent cut in ozone formation potential. In comparison with diesel, the reduction in greenhouse gas potential amounts to 10 per cent and that for ozone formation potential to 80 per cent. Moreover, practically no particle emissions (soot) occur.

Opening of additional CNG filling stations

In order to make an active contribution to the use of this potential for improvement, at the beginning of October 2008, within the scope of the EnergieAllianz, together with Wien Energie and BEGAS, EVN founded Erdgas Mobil GmbH, which is intended to promote the use of natural gas as a fuel in the form of CNG (compressed natural gas). CNG is natural gas that can be dried and compressed for space-saving storage. At the end of September 2008, EVN had four public and two private CNG filling stations. Another seven public filling stations will be opened with partners in the period up to the summer of 2009. Moreover, wherever applications and the range of vehicles available allow, EVN will convert its own fleet to natural gas cars in a multiphase process. During the year under review, 16 additional natural gas powered vehicles were purchased and these will be used primarily during installation and maintenance operations.

16 additional natural gas powered vehicles in the EVN fleet



Parallel to these activities, EVN is co-operating with a number of companies and universities at the Bruck/ Leitha Energy Park in a project for the production of biogas and its upgrading to natural gas quality (= biomethane). Biogas is a mix largely composed of methane and carbon dioxide, which results from organic material that has been subjected to oxygen-free fermentation. The purity of biogas is to be raised using a newly developed membrane technology, in order to permit its use as "bio-CNG fuel." The concept developed and proven in Bruck, is intended for implementation at other locations in Lower Austria.

Herbert Stava, Chairman, Bruck/Leitha Energy Park

"The Bruck/Leitha Energy Park has been co-operating with EVN for several years and together with other companies from the domestic energy industry and university bodies has built a biogas plant for the technically and economically viable upgrading of large volumes of biogas.

The quality of biogas, which derives from renewable raw materials and food industry waste corresponds with that of natural gas and in ideal cases is even better. Austria's largest biogas plant has been in full operation since the end of October 2007 and the gas is fed into the EVN network. The teamwork with a large company like EVN is exciting and target-oriented, as in the course of this project the entire biogas value added chain, from generation to use in vehicles is being examined. I also see the next step involving TÜV accreditation of the biogas treatment plant in a positive light."



"The quality of biogas corresponds with that of natural gas and in ideal cases is even better"

EVN Cup 2008 with world record attempt

At the end of August 2008, the 17th EVN Cup was held at the Wachauring in Melk. The EVN Cup is the largest infotainment event in the German-speaking region on the topic of alternative mobility. This year's theme was "Alternative drives in competition" and during the event, EVN offered its guests an opportunity to experience alternative mobility (information, test drives). At the same time, great importance was allocated to road accident prevention and visitors were able to complete a free driving safety training session.

As part of the EVN Cup, the second International Car and Energy Symposium was held jointly with the ÖAMTC Academy and Vienna University of Technology. 250 attendees from both Austria and other countries were provided with presentations on the topics of mobility, climate and alternative drives, as well as an exhibition with CNG, hybrid and electric cars and motorcycles.

An attempt to establish a new world record was used to demonstrate the progress made with regard to the practical use of alternative fuels. During an alternative driven vehicle parade, a chain of cars with road certificates was formed, which consisted entirely of vehicles powered by alternative fuels such as bio-diesel, bio-alcohol, biogas, bio-oil, biomass, biomethane, natural gas (CNG), electricity and hydrogen. Whether or not this was the longest ever parade of vehicles driven by alternative fuels has yet to be confirmed by the Guinness Book of World Records.


12
EVN

EVN Cup 2008 under the motto, "Alternative drives in competition"

Enhanced energy efficiency

In order to make an active contribution to the national and EU targets with regard to a reduction in energy consumption described from page 36 onwards, EVN is pursuing a diversity of approaches, which are subsequently summarized:

Generation

Increased hydropower plant efficiency

Increased thermal power plant efficiency

Construction of highly efficient new capacity

Use of waste heat from (industrial) processes

Networks

Minimization of network losses, especially in South-eastern Europe

Use of low-loss transformers

End users

Energy consulting

Energy services

Use of alternative vehicle fuels

Operational energy efficiency



Refurbishing of the Schütt power plant in Lower Austria

Following a planning and approval process lasting several years, which had the aim of achieving the most environment-friendly completion possible, the authorization required for the refurbishing of the Schütt power plant in Waidhofen/Ybbs was granted in summer 2008. The existing weir is to be replaced by a modern power plant with two new turbines, a weir flap, a bottom outlet and a organism migration aid. Plant performance is to be raised from 180 KW at present, to around 2,000 KW and thus allow the supply of 2,500 households with eco-electricity. Refurbishing is scheduled to commence in 2009 and start-up is planned for the end of 2010. An investment budget of some EUR 9 million has been established.

In order to ensure the thrifty use of energy in its own sphere of influence, during the year under review energy performance certificates were prepared for a number of EVN buildings in Lower Austria. These showed potential for improvement, which now has to be speedily implemented. Selected projects for raising the energy efficiency of production plants will be subsequently established, along with a diverse range of consultative and other services intended to assist customers with a reduction of their energy needs.

Efficiency enhancement of existing plants

In addition to ongoing maintenance and repairs aimed at ensuring smooth operational management, EVN systematically examines its production plants with the goal of identifying possibilities for the achievement of greater efficiency by means of new technologies or process optimization. For example, during recent years the generation capacity of fifteen small-scale hydropower plants was enhanced through technical and operational optimization measures. In the case of existing draw-off power plants, alterations to the type and amounts of water used due to the installation of larger turbines or increased fall heights, are subject to official authorization. In addition, water ecology improvements, in the form of greater residual flows from the weirs and organism migration aids, are prescribed. Such stipulations limit the actually realizable potential for increased generation capacity using renewable energy. EVN has exhausted much of the revitalization potential available in Lower Austria as exemplified by the work on the Kollmitzgraben power plant in 2007. Refurbishing of the "Zwettl am Kamp" and "Schütt an der Ybbs" power plants is planned for 2009/10.

EVN Macedonia owns eleven small-scale, hydropower plants and through their revitalization the company is strengthening national generation capacity and investing in renewable, environment-friendly electricity. Five of the eleven plants have already been refurbished and work on the remaining six will be completed by the end of 2009. For example, during the period under report, the capacity of Pena, the oldest hydropower plant in Macedonia, was raised from 2.5 to 3.3 MW. Matka, which is the second largest EVN power plant in Macedonia, is to be comprehensively enlarged by the end of 2008.

Theiss district heating storage plant

The Theiss regional heat storage plant provides a further example of efficient energy use. The heat produced at the Theiss power station during electricity generation is used for the direct supply of 5,000 households in the Krems area with district heating by means of a 12 km pipeline. Up to now, during power station standstills, natural gas was employed for heat production in the plant's own boiler. However, this production gap has now been closed through the interim storage of previously unused heat from flue gases in a converted, specially insulated tank located directly on the power station site, which was formerly used for heavy oil. The tank offers sufficient room for 50,000 m^3 of water. The heat storage capacity of the tank amounts to 2 million kWh, whereby a single filling is sufficient to cover the annual heating requirements of 300 households. This project facilitates the saving of some 4,000 t of CO_2 annually and provides a considerable increase in the energy efficiency of the Theiss power station.

Comprehensive customer consulting for increased energy efficiency

As an energy supply company, EVN feels an obligation to support its customers during the improvement of their energy balance. For many years the company has prided itself on a role as a competent discussion partner and disposes over a wide range of services and information in this connection. The aim is to achieve reduced energy consumption without any loss of comfort by customers.

Targeted energy saving measures

In the final analysis, energy solutions are only successful when they are optimized from both a technical and economic perspective and are also ecologically acceptable. Lower energy consumption not only reduces environmental impact, but also cuts energy bills. Therefore, in order to provide its customers with energy use that offers maximum resource conservation, EVN offers comprehensive services in the energy saving advice area, as well as individual problem solutions. The following is a related overview:

Energy consulting for households
- Energy consulting hotline
- Free, initial energy consulting
- Building and energy technology consulting
- Heat pumps
- Consulting for the intelligent use of heating and hot water preparation
- Calculations for energy performance certificates
- Air-tightness measurements
- Building thermography

Energy consulting for commercial/industrial companies
- Business Energy Check
- Energy monitor
- Calculations for energy performance certificates
- Plant and building thermography

Energy consulting for local authorities
- District energy check
- Calculations for energy performance certificates
- Building thermography

Selected services are subsequently presented. For further information and practical, quickly implemented and individual tips, EVN energy advisors are available at Customer Centres, or can be reached by telephone via the Austrian consulting hotline 0800 800 333 or energieberatung@evn.at.

Thermography and air-tightness measurement

Especially in the case of older buildings, heat losses can be considerable. Thermography, a measuring process that converts the invisible thermal radiation from a property into a visual image, is used to pinpoint leaks. This means that aspects such as the quality of existing heat insulation, heat bridges and leakages can be identified at a glance.

Differential pressure measurement ("blower door") is a method for the detection of air leaks in building shells. Underpressure is generated using a large blower and on the basis of the resultant airflow volume, the air-tightness of the building adjudged. Both of the methods described serve building quality controls and, in the case of targeted repairs, can save energy.

EVN promotes electricity from photovoltaic systems

A collector area of 30–45 m² is largely sufficient to cover the average electricity requirements of a single-family home. The electricity thus obtained can be employed for own use and be fed into the general network as solar power. Together with a number of local authorities, the Lower Austrian government, is currently offering grants for photovoltaic plants in private households. Since January 1, 2008, EVN has provided supplementary funding of EUR 100 (per kilowatt of installed output) and accepts the surplus electricity for a period of ten years at a guaranteed value feed tariff. This promotion is running in co-operation with selected EVN PowerPartners.

EVN Lighting Service

Together with local partners, EVN currently provides the planning, financing, installation, refurbishing and maintenance of street and floodlighting systems for over 85 district authorities. The aim is an optimization of the energy household in tandem with increased energy efficiency.

Thermography pinpoints heat losses



Sustainability Quiz 2006/07

In the report for the preceding year, readers were invited to demonstrate their knowledge and take part in a prize competition. The prizes consisted of three energy efficiency class A devices. In the autumn of 2008, the winners were selected from around 200 entries and subsequently contacted.

The prize-winning, energy-efficient Rehau company

In the past, the Rehau plant in Neulengbach heating system was based on heavy heating oil and the boiler house was connected to the plant halls and office building by a roughly 140m-long, overground line. In the summer of 2006, a new natural gas fuelled boiler room was installed directly on the company site and the old system disassembled. Rehau integrated a heat recovery system into the existing compressed air system and the waste heat from the compressors is employed for the heating of the office building. This and other measures resulted in annual energy savings of 408,000 kWh and thus a cost reduction of around 30 per cent, which means that investment cost amortization will be achieved in around eleven years. EVN Wärme GmbH completed the new heating control system in a contracting process and the company is also responsible for ongoing support. Within the scope of the klima:aktiv scheme, the use of compressor heat was awarded a prize for energy efficiency.

ClimatePartner

The exclusive sales for "ClimatePartners" in Austria is the EVN affiliate, Allplan GmbH. This offers its customers possibilities for the climate protective, or even climate-neutral design of their activities. The opportunities in this connection are diverse:

- Climate-neutral events, trade fairs
- Climate-neutral building construction and utilization
- Climate-neutral products
- Climate-neutral travel
- Climate-neutral shopping and living

Detailed information is available under www.allplan.at.


Klimaschützer
sind Helden des Alltags:
Florian K.
kocht nur mit Deckel.
EVN

As a representative for all other cooks, Florian K. in Wiener Neustadt only uses pots with tightly fitting lids, which saves him up to EUR 30 per year.

"Everyday heroes" – EVN campaign in summer 2008

"We're working on it!" was the slogan of an advertising campaign that took place in Lower Austria during the period under review. EVN saw this as meaning both an assignment and promise to Lower Austria to support innovative, alternative energy generation solutions and thus an efficient energy future. Within the framework of this campaign, during July and August 2008, the topic of energy saving was addressed and made tangible. As representatives for Lower Austria, four energy savers were quite literally provided with monuments. These heroic statues showed clearly how energy can be saved during everyday life by simple measures. The statues were located in four selected town and districts in well-frequented public places. The campaign launch was provided by the EVN Climate Festival for the whole family and visitors used the occasion to obtain information from the EVN Energy Advisors, while at the same time, the Lower Austrian population was requested to send their original climate protection ideas to EVN. The winners and hence true "everyday heroes" received their awards during the EVN CUP in Melk. The best ideas were collated in the EVN Heroes Book, which is available under www.evn.at.

EVN also took part in the "Climate Action Day", which was held on June 5, 2008 at the initiative of the Lower Austrian Environment Secretary, Josef Plank. Guided tours through three plants demonstrated EVN's flexible energy mix and its contribution to climate protection.

EVN Energy Offensive for commercial customers

Since the spring of 2008, EVN and Bartberg Consultancy have been working jointly on the EVN Energy Offensive in Lower Austria. The Bartberg Institute carried out a telephone survey of EVN's commercial customers with electricity consumption of 20,000 – 100,000 kWh regarding energy consumption, efficiency and security of supply.

Support for commercial customers to improve their energy balances

In the case of further interest, a visit by a Bartberg advisor was arranged, in order that the idea of an energy efficiency cluster could be presented. Lower Austrian companies met regularly in order to discuss energy efficiency and savings and to facilitate an exchange of ideas. To date, this approach has convinced 280 companies and these have received invitations to a total of five events at which the cluster model was explained. In future, EVN will no longer be playing an active role in this scheme, but energy advisors will continue to be available as contact partners.

Energy saving advertising campaign in Bulgaria


EVN

Activities for increased energy efficiency in Bulgaria

Campaigns and prize competitions aimed at raising awareness levels with regard to energy saving were launched in Bulgaria. In addition, the newly opened Customer Relations Centre is on hand with valuable tips. In Plovdiv, in co-operation with the city authorities, EVN has established an Energy Efficiency Office, which should further enhance public consciousness in relation to a thrifty approach to energy use. A solar thermal system has been installed at Plovdiv's largest kindergarten for the supply of heat and hot water. This is the first system of its type in the city and apart from CO_2 savings, will also contribute to a reduction in the kindergarten's energy costs.

The securing of network quality

In the energy sector, EVN maintains an electricity network with a length of more than 127,300 km, a gas network with around 13,300 km and a heat network extending over 500 km. Network maintenance and ongoing investments in expansion form the basic prerequisites for guaranteed security of supply. In total, during the 2007/08 financial year, EUR 135 million were spent in the electricity and gas network sector in Lower Austria alone for these purposes.

"How will network infrastructure quality and hence the security of supply develop within the current regulatory framework?"

Robert Essbüchl
Strategic business unit Networks



"The quality of EVN's network infrastructure constitutes an important guarantee for ensuring security of supply to our customers. Prerequisites in this context are ongoing investments in system renewal and expansion. The existing regulation models offer insufficient encouragement to invest. Therefore, in spite of benchmark leadership EVN has been compelled to slash its investment volume as compared to previous years. The two major South and West long-distance lines represent exceptions in this regard, as due to their supra-regional importance, they have a separate budget. Naturally, we seek to fulfil environmental protection stipulations to the best of our ability, but even within a regulated framework the related share of total construction costs must also be definable. In order to prevent negative effects on the network and thus supply quality, such aspects must be included in the design of the regulative model."

For example, in Lower Austria work continued at speed on the construction of the 380 kV substation in Theiss and on the 380 kV line to the Etzersdorf switching station. A number of substations and 110 kV lines were brought up to the state-of-the-art and work continued on the cabling programme for lines in the medium- and low-voltage network.

Removal of transport bottlenecks through network enlargement

In mid-2007, the E-Control Commission approved the 2007 long-term planning for the East Control Zone, which includes all the Austrian federal provinces with the exception of Tyrol and Vorarlberg, up to the gas year 2030. As a result of the long-term plans prepared by the regional zone management company AGGM (Austrian Gas Grid Management) and the conclusion of a number of multilateral agreements, supra-regional network expansion was secured in Lower Austria (EVN Netz GmbH and OMV Gas GmbH) and Styria (Gasnetz Steiermark GmbH). In the coming years, EVN Netz GmbH will thus strengthen its high-pressure systems in a southerly and westerly direction and this network expansion will alleviate transport bottlenecks in southern Austria. At the same time, long-distance network consolidation will facilitate full capacity operations at EVN's power plants. Due to the already extensive degree of area supply coverage, in the medium- and low-pressure areas only the few remaining individual connections to urban areas remain outstanding.

Major investments in South-eastern Europe

Investments were made in Bulgaria in network quality and meter technology, while during the year under review, investments in the Macedonian electricity network continued as planned. In addition to expansion of the network on various voltage levels, the focus is on the completion of transformer and substations. (further information is available under "Markets and Customers" from page 14 onwards).


Ongoing investments in the EVN line network

Economic background

For EVN as a listed company, the most important economic objective is a sustained increase in corporate value. With the process of internationalization launched in preceding years and the establishment of the Environmental Services segment, important steps have been taken towards regional and segmental diversification and this orientation is evident in sales generation during the 2007/08 financial year. Of total sales amounting to EUR 2,397.0 million, 36.5 per cent (2006/07: 37.3 per cent) were obtained outside Austria in the markets of South-eastern, Central and Eastern Europe.

The pattern of EVN's operating result in the energy segment is largely dependent upon weather influences and energy sourcing prices. Moreover, in the environmental sector, clearing fluctuations caused by large-scale projects also have to be accounted for. In total, during the 2007/08 financial year, EVN attained EBITDA of EUR 362.3 million, even though the energy sector market was extremely challenging and the major projects of the preceding year in the Environmental Services segment were not entirely compensated by follow-ups. As a consequence of a fall in the financial result and tax expenses totalling EUR 5.6 million, a consolidated result for the financial year of EUR 186.9 million remains for the year under report, following EUR 227.0 million in 2006/07.

EVN's balance sheet structure with an equity ratio of 48.3 per cent (2006/07: 48.1 per cent) can be described as stable and at 35.3 per cent, gearing as the ratio between net debt and equity was markedly lower than the branch average.

Earnings and dividend per share in EUR[1]


1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
1.36
1.39
1.14
0.350
0.375
0.370
2005/06
2006/07
2007/08
Earnings/share
Dividend/share

1) Values 2005/06 and 2006/07 adjusted for share splitting in a 1:4 ratio.

A value-oriented investment strategy

For the assessment of value added development and profitability

EVN uses Economic Value Added® and the return on capital employed (ROCE) for the assessment of the value development of its operative business. On this basis, all investment decisions are measured in relation to their effects on sustained value contributions. Cash flow is not only employed to the benefit of shareholders, but also investments for additional value added. During the 2007/08 financial year, a total of EUR 415.6 million was invested and EVN is facing the challenges in its markets with ongoing and planned projects for increased production capacity in the central zone of Lower Austria and South-eastern Europe, and the intensified use of renewable energy sources. In addition, efforts aimed at raising efficiency and cutting costs should secure continuing earnings development in the years to come.

Overall economic position of EVN

EVN's business activities produce direct and indirect macroeconomic effects and contributions. The most important of these are subsequently summarized, whereby a description of the multiplication effects for the economy at large has been omitted.

- **Public sector** EVN contributes income tax of EUR 5.6 million as a contribution to the fulfilment of public tasks. EVN does not receive financial support from the public purse. Where individual, material laws foresee possibilities for the claiming of grants, as exemplified by the Eco-electricity Act, EVN ascertains if the proper prerequisites exist and where appropriate, applies for the funding available.
- **Employer** During the year under report average workforce numbers totalled 9,342 including 78 apprentices. Personnel expenses amounted to EUR 304.4 million (some 12.7 per cent of sales).
- **Investor** EUR 415.6 million, which was 49.7 per cent more than in the preceding year, was spent on the expansion of network infrastructures and production capacity both in Austria and other countries.
- **Customer** EUR 1,657.6 million, 9.7 per cent more than last year, was spent on materials and services (primarily energy sources and maintenance).

Sustainability orientation for sourcing

Sourcing procedures subject to statutory regulation

The Lower Austrian government has a 51 per cent interest and thus a majority holding in EVN AG via Niederösterreichische Landesbeteiligungsholding GmbH. For this reason, most of EVN's subsidiaries belong to the essential supply sector or public sector customer group and are therefore subject to both the Austrian federal law on tendering and Lower Austrian tendering control legislation. Through total adherence to these legal statutes, EVN guarantees its suppliers adherence to basic freedoms within the EU and the ban on discrimination.

Gradual implementation of CSR criteria in a project lasting several years

Should the value of an order exceed a defined materiality limit, an operational directive prescribes that the related procedures are to be handled by the central Group Sourcing and Purchasing Department. The responsible specialist department then carries out an evaluation as to whether a product or a service corresponds with the given qualitative and ecological criteria. On the basis of its expertise, the department determines which products are to be used and establishes this in detailed documentation and technical descriptions that contain quality criteria and environmental, work safety and security aspects.

In a multi-phase project, specialist departments are currently being assessed with regard to the CSR conformity of their tender specifications, purchasing and sourcing descriptions. A revision of the tendering specifications for earthmoving and construction work with regard to the general and special legal framework is also in progress, while the audit form used for external services is being expanded to included CSR criteria. These have already been implemented for the sourcing of advertising, work clothing, foods and computing equipment. This means that for example the suppliers of work clothing must provide proof of the certification of their production facilities, in order to exclude the possibility of the use of child labour or breaches of human rights. In the case of foods, attention is paid to seasonality, regional origin and fair trade sources.

Transparent ordering in Bulgaria and Macedonia

The sourcing activities of the subsidiaries in Bulgaria and Macedonia take place independently with the support of Group headquarters in line with a directive based on an Austrian model. Here, too, the medium-term aim is to introduce practices in line with defined CSR criteria. In the years following integration, the task in both countries was to fundamentally reorientate purchasing practices and where technical standards allow, use the market synergies available. The awareness levels of employees with regard to the necessity for a transparent order allocation system have been successfully heightened and this has been supported by the introduction of the dual control principle for sourcing decisions. A new mission statement was drawn up for purchasing staff and was then presented and implemented in the course of a workshop. It is also planned to introduce a code of conduct for suppliers in the coming financial year, which will take the form of purchasing conditions and be an integral part of every order. This should ensure that basic CSR values are realized in South-east Europe's sourcing markets.

Cost of materials and services in EUR m



1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,358.2
1,511.3
1,657.6
2005/06
2006/07
2007/08

Employees

Employee qualifications and motivation as a success factor

EVN sees the qualifications and commitment of its 9,342 employees as constituting a stable basis for corporate success. Accordingly, the company is more than ready to invest in ongoing schooling and further training, safety measures and the implementation of modern managerial instruments.

Know-how as a success factor

Ongoing schooling and further training

With total expenditure of around EUR 2.9 million, EUR 314.9 per employee was spent on further training measures. The marginal fall of 2.1 per cent as compared to the preceding year can be explained by the expiry of focal point activities in the management development sector in Austria and similar events in Bulgaria and Macedonia. The average time spent at further training events amounted to some 11.4 hours, which when extrapolated for the EVN Group, adds up to 105,765 training hours, or 13,308 days. In addition to computer training and specialist seminars, a further focus of the further training programme lay on behavioural coaching, aimed at further enhancing social skills with regard to customers and fellow employees.

Average training budget per employee in EUR


350
300
250
200
150
100
50
0
212.8
321.7
314.9
2005/06
2006/07
2007/08

Education officers co-ordinate further training activities

During the determination of educational needs, since 2005 Group education officers have acted as an interface between employees, their superiors and Human Resources. The officers co-ordinate all internal and external qualification measures within their respective areas.

In order to ease entry to the company for new recruits, they are assisted by an experienced employee within the framework of a mentoring system. This facilitates the rapid understanding and utilization of procedures and working requirements, and enables new employees to become quickly acquainted with the company's corporate culture.

PEP – Personal Effectiveness Programme

Improved personal working methods through PEP

Since 2005, starting with EVN Netz GmbH, practice-oriented training programmes have been held for both employees and managers. The aim is the improvement and fine-tuning of personal working techniques in order to generate increased job satisfaction, efficiency and effectiveness in the office workplace.

Through a wealth of tips and tricks for the office, PEP leads to greater "order" in every sense and hence greater satisfaction levels among all those involved. Employees, the company itself and customers all profit when every action is correct, data is quickly found and concerns can be dealt with in minimum time.

To date, around 1,100 employees have been trained in Lower Austria and further programmes are planned for the current financial year. A continuous improvement programme (CIP) also serves to provide the long-term stabilization of the improvements attained.



International know-how transfers

Further training focus in the work safety and sourcing areas

During the past financial year, the integration of the Bulgarian and Macedonian subsidiaries was systematically pursued in a process in which the development of a common corporate structure based on uniform Group principles plays a significant role. As in Lower Austria, the "Always at your service" claim is again the number one priority. Therefore, in order to secure high educational standards, two local training facilities have been founded in the shape of the EVN Bulgaria Academy and the EVN Macedonia Academy and their range of instruction is continually being expanded with the support of personnel from Lower Austria. The work safety and sourcing areas form the initial focal points of the academies. In Bulgaria, customer-oriented communications, behavioural seminars and specialist training have also met with a positive response. Moreover, Customer Center managers have attended employee management seminars and communication training.

In Macedonia, employees lacking full technical qualifications are being offered the chance to receive thorough training as electrical fitters via an adult education programme. Seventeen employees have already seized this opportunity. In addition to these points of emphasis, linguistic training in English and German, and computing courses, are offered at company headquarters and the range of training is to be gradually expanded further.

In September 2008, 22 apprentices commenced electrical fitter training at EVN Netz GmbH.



Commercial Group Forum and Energy Group Forum

As a supplement to the Group Day held in the 2006/07 financial year, during the period under review events were held for both the commercial and energy areas with the aim of achieving further integration and an exchange of ideas. The meetings were attended by employees from the commercial and energy departments at all the Group's subsidiaries and in future, will be held on a yearly basis, in order to supplement their professional aspects with a strengthening of teamwork.

"Careers with apprenticeships" at EVN

In order to cover the need for qualified specialists from its own resources and as an expression of its sense of responsibility, EVN traditionally allocates major priority to apprentice training. In September 2008, 22 apprentices were able to commence training as electrical fitters at EVN Netz GmbH, which meant that at the end of the 2007/08 financial year, a total of 74 young people were receiving a thorough professional training at EVN Netz GmbH. In addition to the dual educational system, consisting of vocational school and work at the company, the educational range is rounded off by supplementary courses and seminars. In order to promote interdisciplinary qualifications, EVN also supports double and multiple qualifications, such as gas and heat engineer apprenticeships. All in all, over 600 employees, who constitute more than 40 per cent of the EVN Netz GmbH workforce, possess several qualifications.

EVN regards the fact that, following the end of their training, the overwhelming majority of apprentices choose to remain at the company, as confirmation of its performance-oriented corporate culture. Of the roughly 130 apprentices, trained at EVN since September 1, 1999, over 90 per cent have been taken into full employment. Integration following the end of the apprenticeship takes place in a mixed age group team under the surveillance of "young fitter mentors", who assist the young employees with the implementation of their know-how in day-to-day working. The fact that a career with an apprenticeship is actually possible at EVN is evidenced by numerous managers both in Austria and other countries, who started their employment at EVN as apprentices and following extra occupational training, now hold leading positions.

Youth councillors

With the appointment of youth councillors, apprentices will also be given a voice in the Works Council. The intention is that the concerns of the apprentices are heard at Works Council level. In autumn an event was held for the youth councillors during which, among other issues, they received instruction on labour legislation topics.



Othmar Strasser started his apprenticeship as an electrical worker in the newly built training workshops in 1965 (third from the right in the photo above). Since then, his professional career has been characterized by continuous learning and related success. As a result of his additional qualifications, which include a master's certificate in electrical engineering, graduation from night school at a higher technical college for electrical engineering and a certificate in case/sanitation engineering, Othmar Strasser has progressed from working as a fitter and being an area specialist, to his current post as head of the EVN Customer Center in Melk.

The historical photo was provided by the EVN archive, which stores company information that can be provided for publications, exhibitions and research purposes. For more information please contact Georg Rigele under evn.archiv@evn.at.

"EVN offers its apprentices the possibility for training in several professions. Through motivation, commitment and prudence, apprentices not only have access to extensive areas of activity, but also interesting career opportunities within the company."



Managerial employee furtherance and development

Start of management training in Bulgaria and Macedonia

In view of increasing company internationalization and an environment characterized by growing competition, the furtherance of key and managerial employees is a special EVN priority. In spring 2006, comprehensive managerial staff training commenced, which is planned for a period of two years and involves around 140 employees. Within the scope of this programme, trainees undergo a total of nine training days, aimed at enhancing their managerial skills, social competence and powers of employee motivation. In Bulgaria and Macedonia, a comparable, two-module programme has been launched, which has been attended by 147 departmental and 116 Customer Center managers. In 2009, this programme is to be extended to include other management levels.

Training for key employees

A further cornerstone of EVN's further training strategy is formed by the furtherance of trainee managers, experts and project managers. The aim is prepare selected employees for the medium-term assumption of managerial and expert assignments and the use of internal career opportunities. Some 130 employees took advantage of this training offer in both the past and current years. In addition, EVN also supports qualifications such as MBA programmes.

At the beginning of July 2008, a trainee programme was initiated in Macedonia, which provides eleven university graduates with a way in to professional life. Within 18 months, the trainees pass through seven departments, from Sales to Network Engineering, and thus become acquainted with both the professional complexity and multifarious development possibilities inherent to EVN.

Feedback and objective agreement discussions as motivation

Since the 2007/08 personal feedback and objective agreement discussions have been held between the managers from the top three management tiers in Bulgaria. On these occasions, employees not only receive a response concerning their work to date, but also future professional and personal targets are planned and the possibilities for further development discussed.

Demographic change

Measures to support older employees

One important factor in EVN's employee strategy is formed by consideration of the age structure and its related future challenges. At present, EVN employees have an average age of around 43, which will rise further due to an increase in the statutory retirement age. Against this background, EVN attaches special importance to further training for older employees and also offers the possibility for age-related, part-time working. By the end of 2007/08, 72 employees had taken advantage of this scheme.

In order to counteract the demographic change in the workforce and as a response to the fact that almost two-thirds of employees are over forty, in recent years EVN has raised its apprentice numbers. Experienced apprentice trainers and specialists work closely with the youngsters in mixed age group teams, which ensures the transfer of expertise to the next generation.

Voluntary social benefits in Lower Austria

One-week paternity leave for fathers

Full additional social benefits such as supplementary health insurance and a pension fund are available on an equal basis to all personnel belonging to the employers paying contributions (EVN AG and EVN Netz GmbH), irrespective of age, gender and the extent of employment.

In addition, employees and their families can holiday in selected locations at favourable conditions. Moreover, the employees in Maria Enzersdorf also have the highly popular opportunity of obtaining vouchers from the Works Council, which allow cheaper shopping at Austrian chain stores.

Last, but not least, since the summer of 2008, all family fathers at EVN AG and EVN Netz GmbH can claim a week's paternity leave following the birth of a child.

"Youth with a Future" in Bulgaria

In the summer of 2008, 39 students with an interest in a career in the energy sector took part in the "Youth with a Future" trainee programme in Bulgaria.

Human resources marketing

For many years, EVN has used co-operations with universities and colleges of applied science, to exploit the possibilities offered in Austria at career information fairs, in order to establish a positioning as an attractive employer. During the 2007/08 financial year, the company also took part in comparable events at the Sofia University of Technology and the technical careers fair in Skopje.

In Austria, among other institutions, EVN supports both the Vienna and Graz Universities of Technology. Every year, numerous students complete practical training at the company, or co-operate with EVN or one of its subsidiaries with regard to their academic work. In the year under report, teamwork was launched with the University of Plovdiv and each year, over 200 trainees are offered temporary vacation employment, in order to furnish them with practical insights into the diverse world of work at EVN, while simultaneously building bridges to potential employees of the future.

Constant improvements in work safety



Work safety and health

EVN's corporate culture and sustainability strategy is also lent expression by a comprehensive occupational medicine management system. Employee performance and motivation are promoted and health consciousness actively enhanced. For the intensification and consolidation of initiatives in the health field, a binding internal directive has been drawn up via which EVN undertakes an obligation to complete extensive health support measures.

Extensive activities from preventive medicals to sport

In this connection, the extended preventive medicine examination, which incorporates comprehensive consulting regarding personal habits and risk parameters, is worthy of special mention. During the 2007/08 financial year some 130 examinations of this type were completed by employees from EVN AG and Netz GmbH. Advice and psychological consulting are available to employees subject to psychological stress and extreme situations. Moreover, a diversity of fitness and sports programmes are sponsored, particularly with regard to the EVN Culture and Sports Club (KSV). The range of these employee activities, which have a long tradition, extends from curling, football, tennis, gymnastics, running and chess, to sailing, fishing and swimming. Flying, golf, bodywork, fitness room training, spinal gymnastics, diving, table tennis, walking and winter sports are also part of the KSV programme, which enjoys enthusiastic employee support.

First aid programme implemented

Training of employees as first aid helpers

In recent months, over 70 employees in Lower Austria received first aid training during regular courses, which are available to the entire workforce. Moreover, in the 2007/08 financial year, a first aid programme, aimed at enlarging helper capacity in this area was also implemented at company headquarters. The related processes and information procedures were clearly defined with the assistance of the company physician and the first aid team, and the range of equipment enlarged. In Bulgaria and Macedonia, some 800 and 1,200 employees respectively were trained as first aid helpers.

Enhanced work safety in Bulgaria and Macedonia

Employee safety is the no.1 priority

During the integration of the subsidiaries in Bulgaria and Macedonia, apart from standardization and the upgrading of protective equipment, a major focal point is constituted by the raising of consciousness levels with regard to the personal approach of employees to work safety. An extensive purchasing programme for protective equipment has been launched, which involves the phased, but rapid, introduction of 0.4 kV and 20 kV earthing and short circuit sets, 20 kV insulation rods, 20 kV voltage testers and insulated tools. At the same time, business directives for safe working have been drawn up, which also incorporate national statutes. Personnel training for working with current, forms another point of emphasis and up to the end of September, around 570 employees have received training at the EVN Bulgaria Academy, while in Macedonia, training will commence during the 2009 financial year. The creation of a training ground and a work safety educational path are also planned for Macedonia, where as compared to 2006, a 70 per cent reduction in accident levels was achieved in 2007.



Work safety awards

Work Safety Oscar 2007

On February 8, 2008, once again all the Lower Austrian units with an accident rate of below one (less than one accident per 100 employees) during the past year were honoured. In this way, EVN recognizes the commitment shown by its personnel with regard to working accident prevention and also underlines the importance of every initiative in this area. During the award ceremony, Peter Layr from the Executive Board stressed both the outstanding performance of the employees present and the fact that good and efficient work planning also has a favourable influence on accident figures.

Equal opportunities and the work-life balance

EVN has undertaken to implement the principles of the International Labour Organisation (ILO) and the UN Global Compact. In addition, EVN is expressly committed to the joint declaration issued in June 2003 by Eurelectric and EPSU/EMCEF concerning equal opportunity and diversity.

Measures to improve the compatibility between professional and family life in Lower Austria:

- Flexitime without core time
- Part-time working
- Flexible working following parental leave
- The "Dad Week"
- Open Days
- Culture and Sports Club (KSV)

The furtherance of the compatibility of professional and family life is an expression of a responsible approach to the workforce and is also important from a company policy perspective. EVN AG and Netz GmbH endeavour to meet individual employee needs through flexible working hours, part-time models and the support of employees during part-time, parental leave. For example, in addition to statutory parental leave, the possibility exists for prolonged child care up to the age of three with guaranteed job reinstatement. Moreover, in order to ease the return to work, contact is maintained with employees throughout the parental leave period. As an alternative to full parental leave, parents can also choose to work part-time and thus adjust working hours to their personal needs. This model is also suitable for the recommencing work after parental leave. As a result of these individually designed solutions, more than 80 per cent of parents return to employment following such periods of leave and between 1998 and 2008, only eight employees left the company due to related circumstances.

Flexible working models

EVN first introduced a flexitime model for its employees in Lower Austria as early as 1999. Basically, this was a sliding time scheme, which allowed the free design of working hours by all employees, except where this is excluded due to operational requirements (e.g. shift working). The introduction of flexitime models plays an especially important role with regard to the professional furtherance of women. After co-ordination, the number of working hours is established and in addition, depending on company needs, a return from part-time to full-time working at the request of the employee is also possible.

Integration of people with special needs

EVN regards the integration of persons with special needs into professional daily life on an equal footing, not only as a social obligation, but also a contribution to the raising of awareness levels among the entire workforce with regard to the needs of the handicapped. During the 2007/08 financial year, EVN AG and EVN Netz GmbH employed a total of 60 persons with special needs, who represented 3 per cent of their respective workforces. Furthermore, EVN allocated orders worth over EUR 300,000 to sheltered workshops and thus made a further contribution to the employment of the handicapped.

Employee job satisfaction – (even) better as a team

88% of employees confirm great job satisfaction

As part of its efforts aimed at maintaining a constant and also critical employee dialogue, this year EVN in Lower Austria took part in the respected "Great Place to Work®" survey, which reviews job quality from an employee perspective.

EVN was ranked 33rd among the 60 participating companies and in the overall ratings, 88 per cent of employees said they were extremely satisfied with their jobs. The vast majority were proud of their work, the team and the company in general.

Nonetheless, as compared to the top 25 employers, there is clear potential for improvement with regard to credibility, respect and fairness. Therefore, as a next step, workshops will be held in all organizational units, in order to jointly define improvement potential and implementation measures.

Ongoing employee dialogue

Ongoing employee involvement

The EVN executive management regards to the constant involvement and information of the workforce with regard to strategic decisions and operative developments as an important means of encouraging identification with the company. The information flow is secured by a regularly published employee journal, information via the Intranet and up to the minute news bulletins.

Important corporate decisions are reached transparently in line with the EVN management mission statement, on the basis of the relevant mandatory stipulations and with the involvement of employee representatives. This applies equally to strategic decisions and changes and adjustments in the personnel sector. The maxim, "Conviction before compulsion" prevails in all matters relating to the social partnership within the company. Works councils not only exist within EVN AG, but also all the large Group companies. All in all, over 90 per cent of the workforce are represented by works council delegates or trades unions and protected with regard to collective wage agreements, pay scales and statutory minimum wages.

The works councils are represented both on the Supervisory Board and in the Advisory Board for the Environment and Social Responsibility. In order to further the integration of the subsidiaries in South-eastern Europe, a European Works Council has been created, which is primarily intended as a platform for communications and mutual understanding. Elections to this body took place on September 12, 2007 and it now contains three representatives from both Austria and Bulgaria and one from Macedonia. In the meantime one presidium meeting has been held, along with conferences with the Executive Board in Sofia and in Macedonia.

Conference of the European Works Council in Skopje on October 24, 2008



Outlook

In the course of a CSR workshop, the CSR network officers from all areas of the company drew up a new list of objectives. In addition, the CSR advisory team continually gathers ideas for inclusion in the programme of CSR measures. The subsequent programme was presented to the Board and approved. At least one measure was established for each target and a responsible person appointed for completion. Where necessary, working groups were formed in order to ensure that objectives are attained. The working groups report their results to the CSR advisory team.

Many of the targets reported in the last Sustainability Report were attained in the course of the year under review. This report contains detailed information concerning activities and the fulfilled objectives. An overview of the programme of measures and the implemented targets and measures is available on the Internet under www.responsibility.evn.at.

Status	Objective	Measures	Milestones/Deadline
General targets			
Ongoing	Binding code of behaviour for the entire EVN Group	Co-ordination of the finished draft with the specialist departments	Sep 09
Ongoing	Reporting according to GRI	Interpretation and increased proof of indicators from the GRI Electric Utility Sector Supplement	Sep 09
Ongoing	Sustainability controlling	Implementation of the measures proposed by Internal Auditing (determination of benchmarks, preparation of a risk matrix and ex-post CSR measure controls, planned-actual comparison of the CSR budget)	Sep 10
Social dimension			
Ongoing	Raising of awareness levels within the Group	Training of the CSR network officers during workshops, presentation to the management team and Customer Centre managers, training for the waste managers	Sep 09
NEW	Interpretation and raising of awareness levels with regard to the significance of human rights to the Group	Internal sensitization through expert presentations and training	Sep 09
Ongoing	Constant dialogue with all stakeholders	Concretization and discussion of the already finished stakeholder concept	Sep 09
Ongoing	Improvement in employee job satisfaction and identification with the company	Realization of the insights derived from the „Great Place to Work®" survey Introduction of feedback discussions	Sep 09 Sep 10
NEW	Enhanced safety during the use of electrical power	Instruction in kindergartens and schools in Lower Austria, enlargement of the existing school service in Macedonia, pilot school service projects in Bulgaria	Ongoing
NEW	Use of gender-neutral language	Implementation of gender-neutral formulations in external and internal written communications	Ongoing
Economic dimension			
Ongoing	Sourcing according to criteria in line with CSR	Evaluation of tender specifications in the construction sector, the general purchasing conditions and the special statutory frameworks according to CSR criteria	Dec 08

Status	Objective	Measures	Milestones/Deadline
Ongoing	Supplier evaluation according to CSR criteria	Selection of companies according to best practice, extension of the sourcing criteria in order to improve technical quality and safety	March 09
Ongoing	Enlargement of economic viability models to include quantifiable sustainability aspects	Enquiries in the specialist department and formation of a working group	Sep 09
Ongoing	CSR company platform and exchange within the framework of external CSR events	Support of co-operation with other sustainability-oriented companies and external communications	Sep 10
NEW	Collation of all environmental costs in the Group by means of a fair source-based allocation to cost centres	Evaluation of operational environmental costs pursuant to the international guidance document "Environmental Management Accounting" of the International Federation of Accountants (IFAC)	Dec 10

Ecological dimension

Status	Objective	Measures	Milestones/Deadline
Ongoing	General mobility management	Promotion of the use of natural gas powered vehicles, as well as other alternative drives, building of seven gas filling stations via Erdgas Mobil GmbH	Sep 09
Ongoing	Efficient operational mobility management	Ecologization and avoidance of commuting, the assessment of alternative drives for company vehicles, encouragement of video conferences	Sep 09
Ongoing	Optimization of the use of resources in the workplace	Modification of the WC systems (equipping with water-saving armatures and motion sensors), reduction in paper use through simple filing and increased electronic filing Determination of the current situation for the evaluation of further measures	Ongoing Sep 09
NEW	Emission savings with regard to EVN publications and events	Climate-neutral AGM and printing of the Annual, Sustainability and Quarterly Reports	Ongoing
Ongoing	Energy-efficient construction	Pioneering role with regard to energy-efficient buildings through the completion of a Customer Center in Primorsky, Bulgaria (start of construction: Oct 2009)	Sep 12
Ongoing	Raising of awareness levels among customers and employees with regard to the conscious use of energy	Information through energy saving campaigns, brochures and tips on the homepages in Bulgaria and Macedonia	Sep 09
NEW	Bird protection in Bulgaria and Macedonia	Securing of stork nests to prevent electric shocks (joint project with Bulgarian bird protection organizations already in progress; project in Macedonia to commence at the end of 2008)	Ongoing
NEW	Operational environmental protection in Bulgaria and Macedonia	Creation of an environmental auditing documentation system in Bulgaria Creation of an environmental auditing documentation system in Macedonia	Dec 09 June 10
NEW (EMAS-target)	Reduction of CO_2 emissions from local heating plants	Conversion of five local heating plants from oil to gas and the modification of an oil-fired local heating plant to district heat in the Korneuburg and St. Pölten areas	Sep 09
NEW (EMAS-target)	District heating network optimization	Minimization of district heating network losses by checks on the leak warning system in Waidhofen/Ybbs and Gföhl	Sep 09

Facts & Figures

In line with a policy of providing transparent information to its stakeholders, EVN has drawn up those fact and figures, which are important to a comprehensive overview of its business activities, and in particular clarify developments in the ecological and social spheres.

The following published collation of the most significant facts and figures is oriented primarily towards the guidelines of the Global Reporting Initiative (GRI). Many of the indicators have already been referred to in the text, while others, particularly statistics, will be dealt with subsequently. A detailed index of the GRI indicators, together with the numbers of the pages on which the respective indicator is discussed, can be found on the back cover flap.

The registration of key indicators of relevance to the GRI is continually being expanded and work is continuing on further developments aimed at comprehensive environmental reporting, especially among the subsidiaries.

Key economic indicators[1]

EC div – business performance

Shareholder structure



< 14%
51%
> 35%

■ NÖ Landesbeteiligungsholding GmbH 51%
EnBW > 35%
□ Free float < 14%

Key operative indicators/sales trend		2007/08	2006/07	2005/06	2004/05	2003/04
Electricity sales volumes	GWh	19,372	18,043	15,641	11,342	6,164
Gas sales volumes	GWh	6,759	5,603	7,580	7,035	7,319
Heating sales volumes[2]	GWh	1,362	911	1,067	1,033	967

1) Financial year from October 1 to September 30; financial indicators according to IFRS
2) From January 1, 2008 including heating sales in Bulgaria (TEZ Plovdiv)

Key financial indicators		2007/08	2006/07	2005/06	2004/05	2003/04
Revenue	EUR m	2,397.0	2,233.1	2,071.6	1,609.5	1,207.3
EBITDA	EUR m	362.3	350.7	397.4	335.2	297.6
Results from operating activities (EBIT)	EUR m	166.6	197.3	184.4	131.0	114.6
Profit before income tax	EUR m	235.5	287.4	304.9	186.2	135.9
Group net profit	EUR m	186.9	227.0	221.9	144.4	117.4
Return on equity (ROE)	%	7.4	9.0	10.6	8.2	8.7
Equity ratio	%	48.3	48.1	47.1	48.2	41.7

Network lengths – energy

		2007/08
Electricity	km	127,294
Gas	km	13,250
Heating	km	540

Key share indicators[1]		2007/08	2006/07	2005/06	2004/05	2003/04
Earnings per share	EUR	1.14	1.39	1.36	0.88	0.77
Dividend per share	EUR	0.370[2]	0.375	0.350	0.288	0.238
Share price at the end of September	EUR	14.99	22.63	20.90	18.75	10.38

1) Proposal to the AGM
2) Previous years' values adjusted for share splitting in a 1:4 ratio.

EVN Info Centre visitor numbers



25,000
20,000
15,000
10,000
5,000
0
7,500
4,872
9,623
5,500
4,848
11,412
5,374
4,200
14,400
3,859
8,903
11,461
1,070[1]
4,791
12,614
2003/04
2004/05
2005/06
2006/07
2007/08

AVN waste incineration plant
□ Ottenstein power station
■ Theiss power station
1) Owing to full operation during the enlargement of the waste incineration plant and the construction site, only a limited number of visitors could be received.

Key ecological indicators

EN1, EN2 – materials

Primary energy consumption of EVN power stations and district heating plants[1)]

		2007/08
Fossil fuels[2)]	Terajoule	24,703
Biomass	Terajoule	2,033

1) Excluding Bulgaria
2) Natural gas, hard coal, heating oil

Main components used in EVN AG and EVN Netz GmbH network construction in Lower Austria

		2007/08
Power cable	km	1,420
Gas pipes	km	168
Heat pipes	km	16

For technical reasons, few recycling materials are used for the main components.

Ash and flue gas desulphurization product volumes


50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
t/year
41,477
26,752
7,743
0
44,608
25,116
8,327
0
38,453
22,759
7,178
70
43,301
26,781
8,083
594
46,691
25,943
8,609
0
2003
2004
2005
2006
2007

Average utilization levels 2003–2007


120
100
80
60
40
20
%
88.8
1.5
105.6[1)]
0.0[2)]
2003–2007

Dürnrohr power station– fly ash
- Dürnrohr power station– flue gas desulphurization product
- Dürnrohr power station– coarse ash
- Theiss power station– flue gas desulphurization product

1) During the past five years, on average more coarse ash was used than was produced. The additional coarse ash was obtained from interim storage.
2) From 2002–2004 and in 2007, no flue gas desulphurization product resulted in Theiss. The flue gas desulphurization product from 2005 and 2006 is currently stored in a silo to await recycling.

EN div – water/wastewater

EN8 Withdrawal of water in Lower Austria 2007/08

Location		Drinking water volume	Source	Process water volume	Source
Power stations	m³/year	22,149	Primary municipal suppliers	1,078,201	Primary ground water
District heating plants	m³/year	99,605	Municipal suppliers	48,161	Primary municipal suppliers
Head office and customer centres	m³/year	42,255	Municipal suppliers	33,894	Primary ground water

EN9 Water sources affected by water withdrawals

As a rule, EVN plants receive water from municipal suppliers and ground water wells. The cooling water throughput of the Danube power stations amounted to 324,34 m m^3 in 2007/08 and at 0.53% was less than 5% of the average annual volume of the Danube. The average annual volume of the Danube at the Korneuburg measuring station[1)] (M St.No. 207241): 61,022 m m^3.

1) Source: Austrian Hydrographic Annual 2005, Federal Ministry of Agriculture, Forestry, Environment and Water Management.

EN10 Recycled and reused water

In the power stations, wastewater is used as process water to the greatest possible extent.

EN21 Total wastewater discharges[2)]

When the type or volume of a wastewater flow differs from normal domestic wastewater and where a sewer connection exists, EVN has concluded a contract with the treatment plant operators in accordance with the indirect discharge directive. This contract contains detailed stipulations concerning the permitted wastewater volumes, the main contents and the required wastewater analyses, etc. Direct discharges into a recipient are regulated by numerous wastewater emission directives and for the majority of its direct discharges, EVN disposes over additional official authorizations, which prescribe the circumstances under which wastewater may be discharged into the recipient. EVN subjects the wastewater flows to regular checks by external, accredited auditors.

2) In Austria

EN25 Waters affected by wastewater discharges and surface run-off

A large part of the wastewater is cleaned in treatment plants prior to discharge into the recipient. Wastewater flows with minimal pollutant levels are discharged from the power stations into the Danube. However, this does not result in any material negative influences.

WTE

Wastewater plant totals		2007
Population equivalent numbers	Number	2,127,028
Wastewater	m³	184,983,957
Sewage sludge	t_{ds} 1)	26,446
Mean sludge recycling		
Agriculture	%	10
Composting	%	4
Incineration	%	3
Landfill 2)	%	82
Recultivation	%	1
Mean cleaning performance 3)		
COD 4)	%	94
BOD_5 5)	%	98
N_{total} 6)	%	75
P_{total} 7)	%	79

1) Dry substance in tonnes
2) The landfill in Zagreb is only temporary as the sewage sludge is soon to be transported to a planned sludge incineration plant. Disposal takes place in Russia by the customer.
3) The biological cleaning phase and sludge digestion at the Zagreb wastewater plant has been gradually put into operation.
4) Chemical oxygen demand
5) Biochemical oxygen demand
6) Total nitrogen
7) Total phosphorus

EVN Wasser

Drinking water		2007/08
Transport and distribution pipelines	km	1,922
Persons supplied	Number	481,500
Drinking water sourced	m m³	24.7
Pipeline system losses	%	2–3.5

Wastewater 2007/08		Plants <10,000 p.e.	Plants <100,000 p.e.
Wastewater volume	m³/year	123,370	1,106,315
Total sewage sludge volume	t_{ds} 1)/year	20	341
Mean cleaning performance			
COD 2)	%	96	
BOD_5 3)	%	98	
N_{total} 4)	%	89	
P_{total} 5)	%	95	

1) Dry substance in tonnes
2) Chemical oxygen demand
3) Biochemical oxygen demand
4) Total nitrogen
5) Total phosphorus

EN16–EN20 – emissions

Specific emissions from EVN thermal power stations and district heating plants 1)



0.600
0.500
0.400
0.300
0.200
0.100
kg/MWh
(CO_2 in t/MWh)
0.516 0.482 0.482 0.445 0.424
CO_2 2)
0.044 0.038 0.046 0.064 0.060
CO
0.392 0.396 0.367 0.328 0.330
NO_x
0.129 0.101 0.094 0.093 0.064
SO_2
0.047 0.034 0.033 0.029 0.023
Dust
2003/04
2004/05
2005/06
2006/07
2007/08

1) Annual average for Austrian plants
2) Biomass is regarded as being CO_2-neutral and therefore emissions from biomass firing are not included in the CO_2 emission calculation

Due to altered system limits, the data from the preceding year has altered slightly.

Specific emission trend

With the exception of NO_x, as compared to the previous year an improvement was achieved with regard to all the pollutants contained in specific emissions. The positive trend of recent years was thus largely maintained. The increase in specific NO_x emissions can be traced primarily to control system modifications at the Dürnrohr power station and the related testing and pilot operation. During these operating periods, no electricity was generated, which had a negative effect on specific emissions. In addition, the increased utilization of two gas turbines at the

Theiss power station resulted in a rise on NO_x emissions. The decline in specific CO_2 emissions can be traced to the following factors:

- Higher natural gas share at the Dürnrohr power station
- Increased heat generation using steam from the AVN waste incineration plant in Zwentendorf
- Start-up of the district heat storage facility at the Theiss power station in December 2007

The reduction in other pollutants was due primarily to the low-pollutant fuel mix in the power stations.

Average, specific CO_2 emissions in Bulgaria (TEZ Plovdiv)

The specific CO_2 emissions from the TEZ Plovdiv district heating supply company in 2007 amounted to 0.2439 t/MWh. A comparison with the CO_2 emission values from Austrian plants shows that the Bulgarian figures are clearly lower. This is due to differing calculation algorithms, as the factors applied to Bulgarian capacity are far more favourable than those permitted in Austria.

AVN

Atmospheric emissions		2007/08
Dust	g/t waste	6
CO	g/t waste	43
CO_2 1)	kg/t waste	560
NO_x	g/t waste	250
SO_2	g/t waste	4
HCl 2)	g/t waste	0
C_{total}	g/t waste	5
Hg 3)	g/t waste	0.05

Energy balance		2007/08
Input		
Waste	t	296,326
Natural gas (auxiliary firing)	m³	404,830
Output		
Waste	t	96,513
thereof hazardous	t	10,060
thereof non-hazardous	t	86,453
Steam from AVN for energy use	t	982,155

1) Excl. CO_2 from the biogenic part of the waste from the 2007/08 financial year
2) Hydrogen chloride 3) Mercury

For EVN, waste constitutes a source of energy. In its Zwentendorf/Dürnrohr incineration plant, AVN uses waste for the generation of electricity and heat and thus contributes to a reduction in the consumption of fossil fuel resources. One kilogram of waste contains around 10 MJ of energy and this can be used to generate electricity for over 100,000 households.

Other relevant greenhouse gas emissions and emissions of ozone-degrading substances

Methane emissions can occur due to leakages during the supply of natural gas and EVN makes every effort to minimize such leaks and faults. EVN only uses ozone-degrading substances for special applications in closed cycles. Therefore, the emissions of these substances are immaterial.

The CO_2 emissions from electricity and heat production amount to a 99.5% share of all the greenhouse gas emissions caused by EVN. CO_2 emissions emanating from the vehicle fleet, business trips and building energy consumption are therefore not reported separately. EVN undertakes numerous measures in order to improve both operational energy efficiency (from page 45) and reduce emissions on the production and customer side. These initiatives are presented in the "Future challenges" section (from page 36) and form a focal point of EVN's activities.

SF_6 1) volumes in closed switchgear and transformer stations		2007	2006
Austria	kg	1,390	1,085
Bulgaria	kg	676	480
Macedonia	kg	360	401

1) Sulphur hexafluoride

EN22–EN24 – waste

Waste volumes[1]		2007/08[2]	2006/07	2005/06	2004/05	2003/04
Hazardous waste	t	837	483	322	274	253
Non-hazardous waste	t	13,181	7,378	5,004	5,768	5,272

Exports of hazardous waste[3]		2007/08	2006/07
Hazardous waste	kg	0	63,337[4]

3) EVN AG, EVN Netz GmbH, EVN Bulgaria, EVN Macedonia
4) Electrical equipment containing PCB to Germany for complete recycling.

1) The data relates to EVN AG and EVN Netz GmbH (excluding construction residues and power station by-products)
2) Reason for the increases in 2007/08: Hazardous waste – major overhauls at the Dürnrohr and Theiss power stations Non-hazardous waste – disposal of metal waste (line removal and transformer substitution), as well as biomass ash (capacity increase)

All regularly produced hazardous and non-hazardous waste is passed on to selected disposal specialists on a contractual basis. These companies deal with the waste in accordance with Austrian law by means of recycling, incineration or deposition on a secured landfill.

Registered and suspected contaminated sites in Lower Austria[1]

List of registered contaminated sites

Name	Branch	Type of contamination	Priority class	Situation as at September 2008
Wr. Neustadt Gasworks	Gasworks	PAH, Phenols, Cyanide	2	Soil contaminates were removed in 2008 and site decontamination will be concluded at the beginning of 2009.
Stockerau Gasworks	Gasworks	PAH, BTX, Phenols, Cyanides, Ammonium	3	Decontamination was completed in 2007 and in October 2008, the site was reported as "safe" in the atlas of contaminated sites.
Baden Gasworks	Gasworks	PAH, BTX, Phenols, Cyanide	3	Measures aimed at lowering the ground water table were improved in 2008.

List of suspected contaminated sites

Name	Branch	Type of contamination
Moosbierbaum	Oil refinery	Hydrocarbons
Mistelbach gasworks	Gasworks	
Krems gasworks	Gasworks	
St. Pölten gasworks	Gasworks	
VEW/Schöller Bleckmann, Ternitz	Old industrial site – iron industry pickling sludge dump	Chlorinated hydrocarbons

1) None of the contamination listed derived from the activities of EVN.

Incidents of environmental relevance in Lower Austria

During the 2007/08 financial year, six events of environmental significance occurred in Lower Austria. EVN was not subject to any related fines.

Date	Place	Type of incident	Cause of incident	Type of pollution	Extent of environmental impact	Corrective measures
5.2.08	TST[1] Straudorf	Transformer oil leak	Sort circuit	Soil	Very limited	Removal and disposal of 2.5 m^3 of soil
8.5.08	TST[1] Maiersdorf Ortlerhütte 1	Transformer oil leak	Interturn short circuit in 0.95 kV transformer	Soil	Limited	Removal and disposal of 7 m^3 of soil
1.7.08	TST[1] Nonndorf/ Gars-Ort	Transformer oil leak	Lightning	Soil	Very limited	Removal and disposal of 1 m^3 of soil
28.6.08	Pyrolysis plant in Dürnrohr	Fire	Rotary furnace fire – pyrolysis leak in the straw feed area	Smoke	Limited	Fire service operation
4.9.08	Dürnrohr power station	Breach of SO_2 limit	Problem with new optical measurement system during test operation	Atmospheric	Limited	Optical measurement setting alteration
5.9.08	Dürnrohr power station	Breach of SO_2 limit	Problem with new optical measurement system during test operation	Atmospheric	Limited	Optical measurement setting alteration

1) Transformer station

Miscellaneous

Share of EMAS certificated plants in production[1] in %



100
75
50
25
0
35.9
64.1
22.6
77.4
Electricity
Heat

■ EMAS plants
□ Non-EMAS plants

1) In Austria

Key employee indicators

LA div – employees

The EVN AG and EVN Netz GmbH workforces consist entirely of white-collar workers. This differentiation does not exist in Macedonia and Bulgaria. Therefore, the share of blue-collar workers within the Group amounted to 2.7 per cent.

In addition to EVN AG, all the large Group companies have Works Councils. In total, over 90 per cent of the workforce are represented by Works Council members or trades unions, and as far as their remuneration is concerned, protected by collective, tariff or statutory minimum wage agreements. No differentiation is made between men and women with regard to wages and salaries. EVN does everything possible to avoid discrimination and no cases are known.

Workforce[1]		2007/08	2006/07	2005/06
Energy segment	Total	8,262	8,478	8,985
thereof Bulgaria	Total	3,520	3,418	3,803
thereof Macedonia	Total	3,041	3,425	3,550
Environmental Services Segment	Total	456	462	438
Other business areas	Total	624	595	550
EVN Group	Total	**9,342**	**9,535**	**9,973**

1) On full-time employee basis (FTE); annual average

Key workforce indicators		2007/08	2006/07
Employees	Total	9,342	9,535
thereof women	%	22.4	22.1
thereof men	%	77.6	77.9
Persons with special needs	Total	146	153
Apprentices[1]	Total	78	77
Employee fluctuation[2]	%	3.9	3.3
Average length of service	Years	16.3	15.8
Average age	Years	43.3	42.4
Revenue/employee	EUR	256,583.4	234,200.3
Sick leave/employee	Total	9	10
Personnel expenses in ratio to revenue	%	12.7	12.9

1) Apprentices only in Austria due to the dual training system
2) Excluding persons leaving due to the Bulgarian and Macedonian social plans and retirements

Employees by region


10,000
8,000
6,000
4,000
2,000
0
283
2,325
243
4,049
2,362
314
7,353
2,306
327
6,843
2,365
314
6,560
2,468
2003/04
2004/05
2005/06
2006/07
2007/08
Central and Eastern Europe
South-eastern Europe
Austria

Employee service


3,000
2,250
1,500
750
0
994
1,228
2,621
2,498
2,427
2,402
2,449
2,534
906
718
85
84
Less than 3 years
4–10 years
11–20 years
21–30 years
31–40 years
Over 40 years
2006/07
2007/08

Employee age structure


4,000
3,000
2,000
1,000
0
134
146
828
893
2,486
2,375
3,415
3,405
2,495
2,509
124
136
Under 20 years
21–30 years
31–40 years
41–50 years
51–60 years
Over 60 years
2006/07
2007/08

Industrial accidents[1)]



50
40
30
20
10
0
41
50
49
2005
2006
2007

Working days lost



1,000
800
600
400
200
0
562
936
572
2005
2006
2007

1) Minor accidents and accidents subject to report (excluding road accidents)

The data provided relates to EVN AG, EVN Netz GmbH, AVN, EVN Business Service, evn naturkraft, EVN Wasser and kabelsignal AG.

Meaningful accident statistics for the supply areas in Bulgaria and Macedonia are currently in the development phase.

LA6–8 – work safety

The numbers of industrial accidents fell in the past year. However, in spite of the highest safety standards, EVN suffered ten serious working accidents and one fatality in Lower Austria during last year. EVN offers its personnel preventive medicine examinations and a diversity of work safety training courses. During the year under report, 12 first aid courses were held in Lower Austria, 54 in Bulgaria and 68 in Macedonia. In addition, 30 Bulgarian employees received training on the topic of "Working with current." In Austria, all employees are represented by safety officers on work safety committees, which supervise and discuss work safety programmes. It is planned that high European standards be adopted in Bulgaria and Macedonia.

Fire statistics[1)]		2007	2006	2005	2004	2003
Fires	Total	15	9	12	4	14
Damage value	TEUR	317	22	67	23	493

1) The data provided relates to EVN AG, EVN Netz GmbH, AVN, evn naturkraft, EVN Wasser and kabelsignal AG.

LA10 – training and further training

Training and further training		2007/08	2006/07	2005/06
Expenditure[1)]	EUR m	2.9	3.1	2.1
Average training budget/employee	EUR	314.9	321.7	212.8
Training hours/employee	Hours	11.4	7.9	6.7

1) Seminar fees, trainers, e-learning

HR div – human rights

Starting with the CSR network officers, all EVN employees are to be provided with an increased level of information about the significance and scope of the human rights agenda in their respective areas via further training. Group guidelines and organizational directives in this connection are in the preparatory phase. There were no cases of discrimination during the period under report. In line with the principles of the behavioural code in preparation and the EVN mission statement any such occurrences would be subject to the strictest censure. Particularly with regard to freedom of assembly and personnel rights, EVN regards the European Works Council founded in 2006 as a pioneering platform for active employee contributions and involvement in all those countries where EVN is active. With its commitment to the UN Global Compact and human rights, EVN has undertaken to make an active contribution to the abolition of child, forced and compulsory labour. During the period under review there were no cases of child, forced and compulsory labour. Moreover, there were no breaches of the rights of neighbours or landowners on either a national or international level.

Educational structure of the Austrian companies within the EVN Group as at Sept. 30, 2008



8.8%
10.4%
37.7%
18.4%
7.6%
17.1%

- University graduates 10.4%
- A-level graduates 18.4%
- Vocational school graduates 7.6%
- Employees with a master's certificate 17.1%
- Employees with a completed apprenticeship 37.7%
- Others 8.8%

Educational structure of the Bulgarian companies within the EVN Group as at Sept. 30, 2008



6.0%
26.5%
55.2%
12.3%

- University graduates 26.5%
- A-level graduates 12.3%
- Vocational school graduates and employees with a completed apprenticeship 55.2%
- Others 6.0%

Educational structure of the Macedonian companies within the EVN Group as at Sept. 30, 2008



7.8%
13.4%
6.7%
72.1%

- University graduates 13.4%
- A-level graduates 6.7%
- Vocational school graduates and employees with a completed apprenticeship 72.1%
- Others 7.8%

Advisory Board for the Environment and Social Responsibility

Theodor Zeh (Chairman)

Wolfgang Berger (until October 16, 2008)

Reinhard Dayer, National CEO, Naturfreunde Österreich

Rudolf Friewald, Mayor of Michelhausen

Albert Hackl, Lecturer, Institute for Process Engineering, Environmental Engineering and Technical Biosciences, Vienna University of Technology

Herbert Kaufmann, Spokesman of the Executive Board, Flughafen Wien AG

Heinz Kaupa, Member of the Executive Board, VERBUND-Austrian Power Grid AG

Helmut Kroiss, Head of the Water Quality, Resource and Waste Management Department, Vienna University of Technology

Hermann Kühtreiber, Mayor of Zwentendorf

Günther Leichtfried, Mayor of Wieselburg, Member of the Lower Austrian provincial parliament

Franz Maier, CEO, Austrian Environmental Umbrella Association (until July 31, 2008)

Georg Mayer, Head of the Economic Policy Department, Lower Austrian Chamber of Labour

Ernst Pucher, Institute for Internal Combustion Engines & Automotive Design, Vienna University of Technology

Ingeborg Rinke, Mayor of Krems, Member of the Lower Austrian provincial parliament

Klaus Schuster, EVN AG Group physician, Regional Manager, Landeskliniken-Holding for the Mostviertel Region

Matthias Stadler, Mayor of Sankt Pölten

Adolf Stricker

Christa Vladyka, Mayor of Bruck/Leitha, Member of the Lower Austrian provincial parliament

Paul Weiß, Farmer

Heinz Zimper, District head, District of Wiener Neustadt

Employee representatives

Leopold Buchner

Monika Fraißl

Leopold Rösel

Executive Board

Burkhard Hofer, Spokesman of the Executive Board and CEO

Peter Layr, Member of the Executive Board

Herbert Pöttschacher, Member of the Executive Board

Auditor's attestation

We were engaged by EVN AG to verify the financial figures contained in the Sustainability Report of EVN AG for the financial year 2007/08. Management is responsible for the preparation of the Sustainability Report.

Based on the engagement we issue the following attestation:

The financial figures included in the "Facts & Figures" and "Economic background" sections of this report derive from the audited consolidated financial statements as of 30 September 2008 and 30 September 2007 prepared in accordance with International Financial Reporting Standards. We have issued unqualified audit opinions on these consolidated financial statements. The financial figures contained in these sections are properly reflected.

We draw your attention to the fact that the financial figures should be read together with the consolidated financial statements for the financial years 2007/08 and 2006/07 and the related notes.

Vienna, November 20, 2008

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Rainer Hassler
Wirtschaftsprüfer
(Austrian Chartered Accountant)

ppa Angelika Vogler
Wirtschaftsprüferin
(Austrian Chartered Accountant)

Assurance Statement

Scope and criteria of the assurance

Lloyd's Register Quality Assurance Limited (LRQA) was commissioned by EVN to assure the corporate responsibility report for the period 2007/08 for all activities of the company in the areas of power production and distribution, heat production and supply, water purification and supply and waste incineration. From a geographical standpoint the report comprises the main activities of the subsidiaries in Austria, Bulgaria and Macedonia, as well as activities in other European countries controlled from Austria. The assurance was undertaken against the Global Reporting Initiative Sustainability Reporting Guidelines (GRI G3), 2006. Ultimately, the report remains the responsibility of and has been approved by EVN.

LRQA's approach

In order to form our conclusions we have obtained sufficient evidence that we consider necessary for us to give limited, not absolute, assurance. Therefore the assurance did not include verifying the data and information back to its original sources, with the exception of those EMAS registered sites in Austria. Our assurance approach is informed by ISAE 3000, is risk-based, samples data and information available at EVN's headquarter, interviews personnel responsible for the collation of data and information disclosed and reviews EVN's:

- materiality research, plus attending an EVN workshop to determine the material issues for 2008
- data and information management systems
- use of performance data within their business decision-making processes
- processes for setting performance indicators and for monitoring progress
- self-declaration for GRI's application level A+.

LRQA's conclusions[1] and findings

EVN has met the conditions for GRI's A+ application level as we found nothing that would cause us to contradict this conclusion. It is also our opinion that there is nothing which would lead us to believe that:

- EVN has excluded any material aspects concerning their environmental and social performance.
- Data and information within the report is not correct.

LRQA's recommendations

Our investigation also identified some areas which are important for improving reporting in the future but do not affect the conclusions presented above. Areas for improvement are:

- Clearer definition on which companies and parts of the EVN group are included in the report and for which areas specific statements are valid
- Inclusion of a Materiality Matrix to show to the reader what EVN considers as the material issues

November 14, 2008

On behalf of the LRQA Ltd.
Lloyd's Register EMEA Vienna, Austria
Environmental Verifier Organisation
Accreditation number: AT-V-0022

Johann Kitzweger
Lead Verifier

Harald Ketzer
Lead Verifier

Third party liability

This document is subject to the provision below:
Lloyd's Register Quality Assurance Limited, its affiliates and subsidiaries and their respective officers, employees or agents are, individually and collectively, referred to in this clause as the 'Lloyd's Register Group'. The Lloyd's Register Group assumes no responsibility and shall not be liable to any person for any loss, damage or expense caused by reliance on the information or advice in this document or howsoever provided, unless that person has signed a contract with the relevant Lloyd's Register Group entity for the provision of this information or advice and in that case any responsibility or liability is exclusively on the terms and conditions set out in that contract. Because of the inherent limitations in any internal control it is possible that fraud, error, or non-compliance with laws and regulations may occur and not be detected. Further, the verification was not designed to detect all weakness or errors in internal controls so far as they relate to the requirements set out above as the verification has not been performed continuously throughout the period and the verification carried out on the relevant internal controls were on a test basis. Any projection of the evaluation of control to future periods is subject to the risk that the processes may become inadequate because of changes in conditions, or that the degree of compliance with them may deteriorate. The Austrian and English version of this statement are the only valid versions. The Lloyd's Register Group assumes no responsibility for versions translated into other languages.

1) Conclusions given in this statement were based upon the full disclosure by EVN AG of all relevant data and information

Glossary

Austrian Corporate Governance Code
A voluntary code of corporate behaviour, which defines the managerial and supervisory principles of a company.

Austrian Fenco Initiative (AFI)
A joint initiative launched by manufacturing industry and power producers for the development of a new research concept aimed at the operation of the targeted Austrian Fossil Fuel Fund (R&D fund for low-emission, fossil fuel fired plants).

Austrian Sustainability Reporting Award (ASRA)
Annual awards presented by the Chamber of Fiduciaries and Co-operation Partners for the best environmental and sustainability reports produced by Austrian companies.

Biogas
A mixture comprised largely of methane and carbon dioxide, which is created during the oxygen-free digestion of organic material (renewable raw materials, slurry or organic residues from the foodstuffs industry).

Biomass
The total mass of organic material (dead life forms, organic metabolic products and residues) of which certain quantities can be used for electricity and heat generation purposes in combined heat and power plants.

Clean Development Mechanism (CDM)
A flexible mechanism envisaged by the Kyoto Protocol, which is intended to minimise the costs involved in attaining the contractually established reduction targets. To this end, countries listed in Annex B of the Kyoto Protocol can purchase carbon credits from non-listed states. This provides a possibility for the reduction of greenhouse gas emissions where it is least expensive. The desired side effect is the transfer of the latest technology to the developing world.

ClimatePartner
A German strategy consulting and application development company, which originates holistic strategies and sustainable applications in the voluntary climate protection sector.

CNG
Compressed natural gas

CO_2 (carbon dioxide)
Chemical compound consisting of carbon and oxygen, which is largely created by the combustion of fossil fuels.

CO_2 certificate
Allocated emissions certificate, which entitles the operators of industrial plants to emit one metric ton of CO_2 or a corresponding volume of another greenhouse gas with an identical climate warming potential.

Code of conduct
Voluntary obligation to follow or avoid certain behavioural patterns and to ensure that no one achieves an advantage through the evasion of these patterns.

Cogeneration of heat and power
Additional use of process and waste heat for heating purposes, or other thermal processes for an increase in overall efficiency.

Corporate Social Responsibility (CSR)
Sustainability-oriented company management, which in line with sustainable development involves voluntary measures that go beyond the statutory obligations.

E-Control GmbH (ECG)
A watchdog authority installed by the Austrian legislative body on the basis of the Energy Liberalisation Act. The authority has the task of monitoring and supporting the liberalisation of the Austrian electricity and gas market and if necessary, of implementing regulative action.

Economic Value Added (EVA)
Key indicator for the measurement of company wealth creation.

Eco-power
Electricity, which is produced exclusively from renewable energy sources. At present, eco-power is largely generated in small-scale hydro- and wind power plants. Small amounts are produced from biogas, biomass, photovoltaic systems, geothermal sources, landfill and sewage gas.

EMAS
European directive for environmental management systems.

Emission trading system
Within the framework of the EU emission trading system, the member states distribute CO_2 emission rights to companies. Companies whose actual CO_2 emissions exceed the volume of the assigned certificates must purchase additional emission rights.

EVN PowerPartner
Grouping of over 500 electricians and plumbers throughout Lower Austria, which closely co-operates with EVN. The aim is to offer shared customers with top quality in the energy and services sectors.

FTSE4Good Index
An index that offers sustainability-oriented investors a possibility for targeted investments in companies that meet the globally accepted standards for responsible activities in line with the interests of the environment and stakeholders.

Global Environment Facility (GEF)
Global environment body founded in 1991, to account for global environment issues, supported and financed by the World Bank, the UNDP (United Nations Development Programme) and the UNEP (United Nations Environment Programme). Focal areas include climate change, biodiversity, international waters, the ozone layer, land degradation and persistent organic pollutants.

Global Reporting Initiative (GRI)
International dialogue initiative, which establishes standardised guidelines for the preparation of transparent, sustainability reports for companies, governments and NGOs.

ISO 14001
International environmental management standard, which determines requirements for related systems.

Joint Implementation (JI)
Joint implementation is a mechanism foreseen by the Kyoto Protocol for a cut in pollutant emissions. Should a state be listed in Annex B of the Protocol, it can obtain additional certificates for its domestic emissions through the realisation of measures for emission reductions in other Annex B states. The reduction in emissions created by such international involvement is credited to the investor country.

Kyoto Protocol
The Protocol was agreed in 1997 during a UN conference in Kyoto and obliges member states to reduce greenhouse gases, which are the main cause of global warming.

Natura 2000
Cross-border conservation area system within the European Union. Natura 2000 areas are of social importance or of significance as special nature and ornithological reserves.

Oxyfuel technology
A process in which coal combustion takes place using oxygen instead of air.

Polychlorinated biphenyl (PCB)
Toxic chlorine compounds.

Pyrolysis
The thermal cracking of chemical compounds. Bond breakages are caused in large molecules by means of high temperatures.

ROCE
Return on the capital employed within a company.

Single-buyer model
In this model a single customer is allocated a monopoly and is responsible for the operation of the transmission network and the purchase and sale of electricity.

Total shareholder return
Parameter for the further development of a share investment over a certain period during a certain period taking into account dividends and price increases.

TÜV AUSTRIA SERVICES GMBH
Accredited supplier of technical services in the certification and calibrations fields.

UCTE – Union for the Co-ordination of Transmission of Electricity
Association of European transmission network operators. The UCTE mix establishes the European composition of electrical power and is to be shown on invoices to consumers when the volumes of electricity purchased are of unknown origin (e.g. following purchasing on an energy exchange).

UN Global Compact
An initiative launched by UNO with the aim of supporting ecological and economic interests in areas of human rights, work, the environment and corruption.

Waste heat
Heat generated by plant and equipment, which under certain circumstances can be fed into a district heating network.

Waste to energy principle
Process in which the steam created during waste incineration is fed into power plant energy and heat generation systems. Electricity can also be produced from the biogas emanating from wastewater treatment plants.

EVN AG

EVN Platz
Austria, 2344 Maria Enzersdorf
Telephone +43 2236 200-0
Telefax +43 2236 200-2030

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

Member of the CSR advisory team
CSR Officer, Gas Network Engineering: Peter Zaruba, Tel. +43 2236 200-12249, peter.zaruba@evn.at
General Secretariat and Corporate Affairs: Klaus Kohlhuber, Tel. +43 2236 200-12398, klaus.kohlhuber@evn.at
Information and Communications: Renate Lackner-Gass, Tel. +43 2236 200-12799, renate.lackner-gass@evn.at
Investor Relations: Ulrike Henzinger, Tel. +43 2236 200-12497, investor.relations@evn.at
Human Resources: Elvira Hammer, Tel. +43 2236 200-12727, elvira.hammer@evn.at
Environmental Controlling: Maria Werni, Tel. +43 2236 200-12752, maria.werni@evn.at

Members of the CSR steering committee
Information and Communications: Stefan Zach, Tel. +43 2236 200-12294, stefan.zach@evn.at
Environmental Controlling: Hans-Georg Rych, Tel. +43 2236 200-12526, umweltcontrolling@evn.at
Human Resources: Karl Huber, Tel. +43 2236 200-12092, karl.huber@evn.at

EVN is an imaginative company that takes sustainable action. Now you can show us your imagination!

Do you have any creative ideas that could help us to make our reporting still better? Or perhaps you have some innovative thoughts on how we might enlarge our consulting and services portfolio? We look forward to receiving your suggestions.

Did this report provide sufficient answers to all your questions? If not, use this card to contact us. We also welcome constructive criticism.

Your feedback will be collated by the CSR advisory team and answered. Your suggestions will be passed on the appropriate area.

Imprint
Publisher: EVN AG, EVN Platz, 2344 Maria Enzersdorf
Photos: Klaus Vyhnalek, Jiro Shimizu, Johann Ployer (MCE AG), EVN
Concept and consulting: Mensalia Unternehmensberatung
Creative concept and design: Büro X Wien
Printing: gugler GmbH

We have put together this sustainability report with the greatest possible diligence, and have checked the data. Nevertheless, rounding off, compositor's or printing errors can not be excluded. In the summing up of rounded amounts and percentages, the application of automatic calculating devices could result in rounding-off differences.

greenprint* klimaneutral gedruckt

This report was printed on environment-friendly paper containing a minimum of 50% FSC accredited pulp. Production took place using power derived from renewable sources in line with the strict greenprint ecological directives. The CO_2 emissions from paper and printing production were neutralised by the purchase of Gold Standard certificates. The entire rekated sum flows into a WWF-selected climate protection project in India.

		Source	Status
	Social performance indicators		
	Labour Practices and decent work		
	Management approach	53–59	■
LA1	Employees by employment relationship and region	67	■
LA2	Employee fluctuation	67	■
LA3[1]	Benefits only for full-time employees	56	■
LA4	Employees subject to collective wage agreements	59	■
LA5	Reporting time limits for significant company changes	59	■
LA6[1]	Employees in work safety committees	68	■
LA7	Injuries, work-related illnesses, days lost, absences and fatalities	68	■
LA8	Health care, instructions with regard to serious illnesses	57–58, 68	■
LA9[1]	Work safety agreements with the trades unions	57–58	■
LA10	Training and further training per employee	53–56, 68	■
LA11[1]	Know-how management and lifelong learning programme	53–56	■
LA12[1]	Employment performance assessment and development planning	56	■
LA13	Employee and managerial body diversity	67	■
LA14	Differences in remuneration due to gender	67	■
	Human rights		
	Management approach	22	■
HR1	Investment agreements with human rights clauses	22	■
HR2	Supplier checks regarding adherence to human rights	22, 52	■
HR3[1]	Training concerning aspects of human rights of company relevance	68	■
HR4	Cases of discrimination and measures taken	68	■
HR5	Right to freedom of assembly and collective negotiations	59, 68	■
HR6	Business activities bearing the risk of child labour	22, 68	■
HR7	Business activities bearing the risk of forced labour	22, 68	■
HR8[1]	Training for security personnel on the topic of human rights	68	■
HR9[1]	Cases of breaches of the rights of indigenous peoples	68	■
	Society		
	Management approach	18–22, 51	■
SO1	Effects of business activities on society	18–22, 51	■
SO2	Examination of corruption risks	HP	■
SO3	Employee training for the prevention of corruption	HP	◪
SO4	Anti-corruption measures	HP	◪
SO5	Political positions, participation in the forming of political will, lobbying	26, 48	■
SO6[1]	Political donations	No relevant cases	■
SO7[1]	Legal suits due to anti-competitive practices	HP	■
SO8	Fines/sanctions due to breaches of the law	HP	■
	Product responsibility		
	Management approach	14–15, 33–35	■
PR1	Effects on health throughout the product life cycle	4, 15–16, 49–50	■
PR2[1]	Breaches of health and safety regulations	HP	■
PR3	Legally prescribed information concerning products and services	14–15, 33	■
PR4[1]	Breaches of information obligations	No relevant cases	■
PR5[1]	Customer satisfaction	16–17	■
PR6	Legal conformity in the advertising area	14–15, 33	■
PR7[1]	Breaches in the advertising area	No relevant cases	■
PR8[1]	Justified data protection complaints	No relevant cases	■
PR9	Fines due to breaches of product and services regulations	HP	■

■ fully reported
◪ partly reported
Rf report front cover
Rb report back cover
n.r. non-relevant
AR Annual Report
HP Homepage: www.responsibility.evn.at > service
1) Additional performance indicator

The EVN Sustainability Report is oriented towards the Application Level A+ requirements of the GRI G3 guideline. The table gives an overview of the GRI content and key indicators dealt with and where they are to be found. Adherence to this reporting standard and the related criteria was examined by Lloyd's Register Quality Assurance (LRQA) and is hereby officially confirmed.

On the www.responsibility.evn.at website, you will find the GRI Index as shown here. In addition, the website also contains the indicator index for the Electric Utilities Sector Supplement. EVN is constantly expanding its range of reporting and makes every effort to respond to these indicators in full.

GRI G3 Content Index

		Source	Status
1	**Strategy and analysis**		
1.1	Status of sustainability within the company	Rf, 2, 3, 7–11	■
1.2	Description of the most important effects, risks and opportunities	2, 3, 5, 8, 36–50	■
2	**Organizational profile**		
2.1–2.10	Organizational profile	Rf, 4, 6, 12–14, 33	■
3	**Report parameters**		
3.1–3.13	Report parameters	Rb, 1	■
4	**Governance, commitments and engagement**		
4.1	Corporate governance/management structure	5	■
4.2	Explanation of whether the Executive Board chairman occupies an operative management post	AR	■
4.3	Management bodies in organisations without a supervisory board	As there is a supervisory board	n.r.
4.4	Possibilities for contributions by employees and part owners	6, 59	■
4.5	Linkage between management body remuneration and organisational performance	AR	■
4.6	Mechanisms for the prevention of conflicts of interest	5, AR	■
4.7	Expertise of the management committee in the sustainability area	9–10	■
4.8	Models, codes of behaviour, sustainability principles	2–13, 22	■
4.9	Processes for the control of sustainability performance	5, 9, 11–13	■
4.10	Assessment of the Executive Board's sustainability performance	AR	■
4.11	Taking into account of the contingency principle	5, 9–11	■
4.12	Support of external initiatives	2, 24, 58	■
4.13	Memberships in associations and pressure groups	24	■
4.14–4.17	Stakeholder management (selection, approaches, central topics)	2–10, 14–17, 18–22, 24–27, 30–32, 46–49, 53–59	■
	Economic performance indicators		
	Management approach	4–5, 51	■
EC1	Directly generated and distributed economic value	Rf, 51, 62	■
EC2	Financial consequences of climate change	36–37	■
EC3	Social expenditure in the company	56	■
EC4	Public grants	51	■
EC5[1]	Relation of standard, initial remuneration to local minimum wage	59	■
EC6	Business policy, practices and share of local suppliers	7, 52	■
EC7	Employment of local personnel	67	■
EC8	Infrastructure investments and services for the public good	4, 15, 40–44, 49–51	■
EC9[1]	Indirect economic effects	51	■
	Environmental performance indicators		
	Management approach	23–30	■
EN1	Use of materials	63	■
EN2	Use of recycled materials	63	■
EN3	Direct primary energy consumption	33	■
EN4	Indirect primary energy consumption	33	◪
EN5[1]	Energy savings due to environment-conscious energy use and efficiency increases	36, 37, 40–49	■
EN6[1]	Initiatives for greater energy efficiency and renewable energy sources	33–37, 40–49	■
EN7[1]	Initiatives for reductions in indirect energy consumption	46–49	■
EN8	Total water withdrawal	63	■
EN9[1]	Water sources affected by withdrawal	63	■
EN10[1]	Recycled and reused water	63	■
EN11	Area use in conservation areas	25–27	■
EN12	Effects of business activities on biodiversity	26, 27	■
EN13[1]	Protected or restored natural habitats	25–27	■
EN14[1]	Strategies and measures for the protection of biodiversity	25–27	■
EN15[1]	Endangered species in areas of business activity	27	■
EN16	Direct and indirect greenhouse gas emissions	64	■
EN17	Other relevant greenhouse gas emissions	65	■
EN18[1]	Initiatives for reductions in greenhouse gas emissions and results	29–32, 40–49	■
EN19	Emissions of ozone-degrading substances	65	◪
EN20	NO_x, SO_x and other significant atmospheric emissions	64–65	■
EN21	Total wastewater discharge	63	■
EN22	Waste according to type and disposal method	65–66	■
EN23	Main pollutant emissions/spills	65–66	■
EN24[1]	Weight of waste classified as hazardous	65–66	■
EN25[1]	Waters subject to wastewater discharge and surface run-off	64	■
EN26	Initiatives to reduce the environmental impact of products and services	23–27, 30–33	■
EN27	Packaging material reduction	Due to company object	n.r.
EN28	Fines due to overshoots/ sanctions in the environmental sector	66	■
EN29[1]	Main environmental effects due to transport	41, 44	■
EN30[1]	Overall environmental protection expenditure and investment	24	◪

END